2/15

07023567

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tsingtao Brewery Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 04021

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/16/07

青島啤酒股份有限公司
TSINGTAO BREWERY CO., LTD.
(Stock Code 股份代號：168)


TSINGTAO
BREWED SINCE
青島啤酒

2006
ANNUAL REPORT
年度報告

目錄 Contents



LAGER B
SINCE 19
世界著名的中
TSING
青島啤


清醇


世界著名的中国啤酒
SINCE 1903
TSINGTAO
青島啤酒

NATURAL LIFE





公司簡介 Company Profile

青島啤酒股份有限公司前身為國有青島啤酒廠，始建於一九零三年，是中國歷史最為悠久的啤酒生產廠。公司一九九三年六月十六日註冊成立，隨後在香港發行了H種股票並於七月十五日在香港聯合交易所有限公司上市，成為首家海外上市的國內企業，同年七月在國內發行了A種股票並於八月二十七日在上海證券交易所上市。

Tsingtao Brewery Company Limited, the earliest brewery in China, can trace its root back to 1903 when its predecessor, Tsingtao Brewery Factory, was established. The Company was registered on 16 June 1993, and then issued H-Shares in Hong Kong which were listed on The Stock of Exchange of Hong Kong Limited on 15 July 1993. It was the first enterprise in Mainland China listed on an overseas stock exchange. In July 1993, the Company issued A-Shares in PRC, which were listed on the Shanghai Stock Exchange on 27 August 1993.

公司的經營範圍是啤酒製造、銷售以及與之相關的業務。目前公司在國內擁有50個啤酒生產廠和3個麥芽生產廠，分佈於全國18個省市，規模和市場份額居國內啤酒行業領先地位。其生產的青島啤酒為國際市場上最具知名度的中國品牌，已行銷世界五十餘個國家和地區。

The business scope of the Company is the brewery and sales of beer, and other related business. The Company occupies leading position in production scale and market share with 50 breweries and 3 malting mills in 18 provinces and cities all over China. Its product Tsingtao Beer has become one of the most well-known Chinese brands in the international market and has been distributed to more than 50 countries and regions throughout the world.

公司並成功成為北京二零零八年奧運會之贊助商。

The Company was successfully selected as the Official Sponsor of Beijing 2008 Olympic Games.


LAGER BEER
SINCE 1903
TSINGTAO
青島啤酒

會計數據摘要 Financial Highlights

一. 按香港財務報告準則編制

1. Prepared in accordance with HKFRS

(單位：人民幣千元)

(UNIT: RMB'000)

截至十二月三十日止年度

For the year ended 31 December

		集團 Group				
		2006	2005	2004	2003	2002
營業額	Turnover	**11,677,160**	10,019,857	8,620,687	7,507,959	6,936,734
除稅前盈利	Profit before taxation	**627,820**	531,662	490,465	417,364	368,608
稅項	Taxation	**(179,063)**	(188,356)	(186,391)	(134,988)	(109,317)
少數股東損益	Minority interests	**(890)**	(36,717)	(18,911)	(37,331)	(37,317)
股東應占盈利	Profit attributable to shareholders	**447,867**	306,589	285,163	245,045	221,974
總資產	Total assets	**9,577,983**	9,575,458	9,820,533	8,923,569	8,892,456
總負債	Total liabilities	**(3,878,260)**	(4,042,382)	(4,522,072)	(3,929,278)	(5,038,466)
少數股東權益	Minority interests	**(452,294)**	(576,686)	(544,333)	(579,465)	(699,784)
股東權益	Shareholders' equity	**5,247,429**	4,956,390	4,754,128	4,414,826	3,184,206

		集團 Group		
		2006	2005	2004
1. 每股盈利(元)	Earnings per share(RMB)	**0.342**	0.248	0.269
2. 淨資產收益率	Return on net assets	**8.53%**	6.31%	6.00%
3. 每股淨資產(元)	Net assets employed per share(RMB)	**4.01**	3.79	4.49
4. 股東權益比例	Shareholders' equity ratio	**54.79%**	51.76%	48.41%

會計數據摘要 Financial Highlights

二. 按中國會計準則編制 2. Prepared in accordance with PRC GAAP

1. 公司二零零六年財務資料 (單位：人民幣千元)

1. 2006 financial information of the Group (UNIT : RMB'000)

利潤總額	Profit before tax	614,812
淨利潤	Net profit	434,897
扣除非經常性損益後的淨利潤	Net profit after adjusting the extraordinary items	352,192
主營業務利潤	Gross profit	3,700,306
其他業務利潤	Profit from other operations	30,144
營業利潤	Operating profit	812,057
投資損失	Investment loss	(101,610)
補貼收入	Subsidy income	66,043
營業外收支淨額	Net non-operating expenses	(161,677)
經營活動產生的現金流量淨額	Net cash flows from operating activities	1,127,832
現金及現金等價物淨減少額	Net decrease in cash and cash equipments	(36,829)

註：非經常性損益項目包括：

Note: Extraordinary items include:

1. 處置長期股權投資和固定資產產生的淨收益	1. Gains on disposal of long-term equity investments and fixed assets	35,856
2. 政府補貼	2. Subsidy income	66,043
3. 營業外收入(不包括處置固定資產收益)	3. Non-operating income (excluding gain on disposal of fixed assets)	6,522
4. 營業外支出(不包括處置固定資產損失及計提固定資產減值準備)	4. Non-operating expense (excluding loss on disposal of fixed assets and impairment provision of fixed assets)	(10,788)
5. 以前年度已計提各項減值準備的轉回	5. Reversal of impairment/provision of prior years	—
6. 非經常性損益的所得稅影響數	6. Tax effect on extraordinary gain and losses	(14,928)
合計	Total	82,705

會計數據摘要 Financial Highlights

2\. 本集團在香港聯合交易所有限公司上市H股所披露的會計報表按照香港財務報告準則編制，該等準則與本集團之法定報表采用的中國會計準則存在差異。

2\. The financial statements of the Group are prepared under Hong Kong Financial Reporting Standards ("HKFRS") for disclosure purposes of its H Shares listed on The Stock Exchange of Hong Kong Limited. These standards are different from the statutory financial statements of the Group prepared under generally accepted accounting principles in China ("PRC GAAP").

(單位：人民幣千元) *(UNIT: RMB'0000).*

項目	Items	PRC GAAP	HKFRS
淨利潤、股東應占盈利	Net profit/Profit attributable to shareholders	434,897	447,867
差異說明	Explanation of differences	2006	2005
按中國會計準則計算之淨利潤	Net profit under PRC GAAP	434,897	303,958
按香港財務報告準則所作之調整：	HKFRS adjustments:		
在中國匯率制度併軌前購入資產須多提的固定資產折舊	Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	(366)	(11,480)
獲豁免償還借款及其他股份溢價調整	Waiver of loans and other share premium adjustment	10,526	8,248
因固定資產折舊產生的遞延稅項負債及資產	Deferred tax liability and assets arising from depreciation of fixed assets	557	557
中國會計準則及香港財務報告準則下對業務合併採用不同的會計處理方法產生的差異	Difference between the accounting for business combination under PRC GAAP and HKFRS	22,575	15,140
對可換股債券利息費用使用不同會計政策	Difference in accounting for interest expenses relating to the convertible bonds	—	9,764
衍生金融工具公允價值的確認	Recognition of derivative financial instruments at fair value	(3,659)	(10,802)
有形及無形資產減值虧損的不同會計處理	Difference between the accounting for impairment loss of tangible and intangible assets	(16,705)	—
附屬公司終止經營而確認的商譽減值虧損	Goodwill impairment loss recognised upon cessation of business of a subsidiary	—	(9,121)
其他	Others	42	325
按香港財務報告準則計算的本公司股東應佔盈利	Profit attributable to shareholders of the Company under HKFRS	447,867	306,589


TSINGTAO
LIGHT
LIGHT

會計數據摘要 Financial Highlights

3. 主要會計數據及財務指標

3. Principal financial data and financial indicators

(單位：人民幣千元)

(UNIT: RMB'000)

項目	Items	2006	2005	2004
主營業務收入	Turnover	11,677,160	10,019,857	8,620,688
淨利潤	Net Profit	434,897	303,958	279,724
總資產	Total assets	9,589,433	9,589,117	9,878,005
股東權益(不含少數股東)	Total shareholders' equity (excluding minority interests)	5,223,722	4,941,430	3,586,682
每股收益	Earnings per share	0.3324	0.2323	0.2639
每股淨資產	Net assets per share	3.99	3.78	3.38
調整後的每股淨資產	Net assets per share after adjustments	3.98	3.75	3.29
每股經營活動產生的現金流量淨額	Net cash flow from operating activities per share	0.86	0.90	1.22
淨資產收益率	Return on net assets	8.33%	6.15%	7.80%
扣除非經常性損益後淨資產收益率	Return on net assets after adjusting extraordinary items	6.74%	5.00%	7.49%

4. 報告期內股東權益變動情況

4. Change in shareholders' equity in the reporting period

(單位：人民幣千元)

(UNIT: RMB'000)

項目	Items	期初數	本期增加	本期減少	期末數
股本	Share capital	1,308,219	—	—	1,308,219
資本公積	Capital reserve	2,802,087	52,723	—	2,854,810
法定公積金	Statutory surplus reserve	329,147	340,491	—	669,638
法定公益金	Statutory public welfare fund	269,924	—	(269,924)	—
未分配利潤	Unappropriated profits	231,303	434,897	(279,882)	386,318
外幣報表折算差額	Cumulative translation adjustments	750	3,987	—	4,737
股東權益合計	Total shareholders' equity	4,941,430	832,098	(549,806)	5,223,722

變動原因：

(1) 資本公積：本年度集團內股權變動而產生的對子公司淨權益享有比例變化部分；

(2) 法定公積金及法定公益金：本年提取法定盈餘公積金及法定公益金轉作盈餘公積管理使用；

(3) 未分配利潤：本年增加為本年實現的淨利潤，本年減少為本年提取盈餘公積及分配股利；

(4) 外幣報表折算差額：附屬公司外幣報表折算差額。

Reasons for changes:

(1) Capital reserve: the proportionate changes to the net interests in subsidiaries arising from changes in shareholdings within the Group during the current year;

(2) Statutory common reserve and statutory public welfare fund: transfer of statutory common reserve and statutory public welfare fund to surplus reserve during the current year;

(3) Unappropriated profits: increase for this year represents net profits realized in the current year, while decrease for this year represents appropriation of surplus reserve and distribution of dividends;

(4) Cumulative translation adjustment: cumulative translation adjustment of subsidiaries.


純
PURE
COLOR
美
青島啤酒
DRAFT BEER
纯生
净含量:330ml

董事長報告書 Chairman's Statement



李桂榮先生
Mr. LI Gui Rong

致各位股東：

本人謹此提呈青島啤酒股份有限公司截止2006年12月31日會計年度之業務報告及經審計之財務報告，敬請各位股東審閱。

國內啤酒市場分析

2006年，在中國經濟穩步增長的帶動下，國內啤酒行業保持了持續穩定的發展，全年啤酒產銷量達到3,515萬千升，同比增長14.7%，連續四年成為世界最大的啤酒生產和消費國及發展最快的市場之一。隨著啤酒行業的整合，市場集中度進一步提高，2006年國內前十大啤酒生產商的市場份額達到62.4%，較去年同期提高1.4個百分點。同時，由於企業購并價格的提高，啤酒企業的擴張已由購並為主逐步轉向以新建、擴建為主的方式，行業新增產能增長較快，導致市場競爭形勢嚴峻。儘管如此，由於國內經濟發展及人們消費水平的提高，行業發展前景依然廣闊。



Dear shareholders,

I hereby present the Business Report and audited Financial Statements of Tsingtao Brewery Company Limited for the fiscal year end on 31 December 2006 for your kind review.

Analysis of Domestic Beer Market

In 2006, the domestic brewery sector kept its steady development momentum driven by the steady growth of China's economy. Its annual sales volume reached 351.5 million hl with a year-on-year growth of 14.7%, which helped it become one of the largest countries in terms of beer production and consumption, and the markets with fastest development pace in the world for the fourth year in consecution. In 2006, the market share of top 10 domestic beer producers reached 62.4%, 1.4 percentages up from the previous year, with the further market centralization due to the integration within the brewery sector. Meanwhile, the competition becomes fiercer under the rapid growth of output capacity as a result that the organic growth of breweries is gradually transforming from focusing on M&A to greenfields and expansion due to the hike of M&A price. Despite of these reasons, the prospect of the brewery sector is still promising with the development of domestic economy and the improvement of consumption level.

董事長報告書 Chairman's Statement

經營業績穩步提高

公司堅持以市場為導向，持續進行內部管理、機制的變革和系統的整合，以開放的思維積極引入新管理理念、工具和方法，推動了企業經營業績的穩步提升。2006年，公司實現啤酒銷量454萬千升，創歷史新高，較2005年增長11.5%，其中主品牌銷量163萬千升，同比增長22.3%；按照香港財務報告準則計算，實現銷售收入人民幣116.8億元，同比增長16.5%；實現股東應佔盈利人民幣4.48億元，同比增長46%；海外市場銷售6.5萬千升，同比增長25.7%。呈現利潤增長大於銷售收入增長，銷售收入增長大於銷量增長的良好發展態勢。為了回報廣大股東，公司近幾年均採取了較高比例及穩定的派息政策，董事會提議派發2006年度股息每股人民幣0.22元。

2006年，公司根據競爭環境的變化，提出了整合與擴張並舉的發展戰略，年內相繼啟動了青島啤酒二廠新增20萬千升擴建項目、青島啤酒(徐州)彭城公司15萬千升異地搬遷擴建項目和在山東省省會濟南20萬千升新建項目，以上項目建成後，將對公司進一步完善國內市場戰略佈局、擴大市場份額和提高公司競爭力產生重要而深遠的影響。

公司作為2008年北京奧運會的贊助商，致力於奧運精神的傳播。為此，公司開展了系列奧運營銷活動，如「青島啤酒•我是冠軍」、「奧運全國行」的大篷車路演等活動，讓更多普通百姓關注奧運、體驗奧運、支持奧運，並以此為契機和載體，提升青島啤酒品牌的市場影響力，實現企業效益和社會效益的有機結合。根據世界品牌實驗室(World Brand Lab)發布的2006年「中國500最具價值品牌」排名，青島啤酒以高達224.73億元人民幣的品牌價值蟬聯「中國500強最具價值品牌」中啤酒品牌第一位。

公司新企業文化更具開放性和創新性，創新管理、持續改進的觀念已為公司廣大員工所認同。公司在業內首倡了將品牌傳播、消費者體驗和產品銷售三種手段有機結合運用的三位一體營銷模式。同時，公司持續深化組織變革，以實現資源的共享與互補，使公司的戰略協同效應最優化。管理的持續改進為公司的可持續發展提供了有力的支持。

Steady Growth of Operational Results

The Company pushed the steady growth of operational results by actively introducing latest management ideas, tools and methods with open mind by insisting on the orientation of markets and continuous internal management, mechanism reform and system integration. In 2006, the Company realized its sales volume to record high of 45.4 million hl, 11.5% up from 2005, in which that of principal brand reached 16.3 million hl, 22.3% up from the previous year; according to HKFRS, sales income of RMB11.68 million, 16.5% up from the previous year; profit attributable to shareholders of RMB448 million, 46% up from the previous year; sales volume in overseas markets 0.65 million hl, 25.7% up from the previous year. It appears a good trend that the growth of profit is greater than that of sales income, and the growth of sales income is greater than that of sales volume. To reward its shareholders, the Company has been adopting a steady dividend policy with a relatively high percentage in recent years. The Board of Directors proposed RMB0.22 per share as dividend for the year of 2006.

In 2006, due to the changes of competition environment, the Company proposed a development strategy of both focusing on the integration and expansion. As a result of it, the Company started Expansion Project of Increasing 2 Million HL in Tsingtao Brewery No. 2, Relocation and Expansion of 1.5 Million HL of Tsingtao Brewery (Xuzhou) Pengcheng Company, Greenfield of 2 Million HL in Jinan, Capital of Shandong Province. It would create important and far-reaching influence in further improving its domestic strategic network, increasing market share and enhancing the competitiveness of the Company after the completion of aforesaid projects.

As the official sponsor of Beijing 2008 Olympic Games, the Company dedicated to the spreading of Olympic spirits by carrying out a series of Olympic marketing activities, such as "Tsingtao Beer • I Am the Champion', caravan road-show "Around China', to have more general people pay attention to the Games, experience the Games and support the Games. Based on such opportunity and platform, these activities promote the market influence of Tsingtao brand and realize the harmonious combination of corporate interests and social interests. Tsingtao Beer was ranked No. 1 of "Top 500 Most Valuable Brands in China' again in 2006 among the beer brands by the World Brand Lab with its brand value as high as RMB22.473 billion.

The Company's latest corporate culture is more open and innovative, while the concept of innovative management and continuous improvements have been recognized by its staff. It brings out the marketing mode of "Three-in-One" firstly in the sector by harmoniously combining and utilizing the three means of brand propaganda, consumers' experience and product sales. In the same time, the Company goes on to deepen its organizational reform to realize the information sharing and complementation so as to optimize the synergetic effect of strategy. The continuous improvements in management greatly support the Company's sustainable development.

董事長報告書 Chairman's Statement

2006年，公司科研成果《啤酒高效低耗釀造技術的開發與應用》獲得2006年「國家科技進步二等獎」，此項技術不僅可以降低啤酒生產過程中的水耗、煤耗、蒸汽等資源消耗，同時也可以縮短發酵週期，是啤酒行業一次突破性的創新，對擴大公司產能、降低能耗等將發揮積極的推動作用。

In 2006, the scientific research result of "The Development and Application of Brewing Technology with High Efficiency and Low Energy Consumption'won "2006 National Sci-Tech Progress Award (II)'. This technology can not only reduce the resource consumption of water, coal, steam during the production of beer, but also reduce the fermentation cycle as well, which is a break-through innovation in the brewery sector, and efficiently promotes the Company to improve its output capacity, reduce energy consumption, and so on.

新年度展望

展望2007年，公司將按照「宏觀運勢，凸顯品牌，強化推廣，保持戰略執行一致性；微觀建模，資源集約，能力集成，提升價值鏈協同能力」的指導思想，以「激情歡動，奧運同行」為主題開展奧運營銷活動，按照「1+3」品牌戰略規劃目標推進青島啤酒品牌和漢斯、山水、嶗山三大品牌的整合；持續強化專業化管理，提升價值鏈運營能力，實現公司總體戰略、職能戰略、區域戰略的和諧一致。

Outlook for 2007

For the year of 2007, the Company will follow the guideline of "Utilizing all external and internal opportunities, highlighting on brands, strengthening promotion, to maintain consistence between strategy and implementation; establishing detailed management mode, efficiently utilizing resources, absorbing human resources, to improve the synergetic ability of value chain", to carry out the Olympic marketing activities in the theme of "Passion with Olympics", and follow the "1+3" strategic brand planning target to promote the integration between Tsingtao brand and the other three brands of Hans, Shanshui and Laoshan; further strengthen the professional management and promote the operational capability of value chain, to realize the harmony and consistence of the Company's general strategy, functional strategy and regional strategy.

2007年是公司實施整合與擴張並舉戰略的第一年，公司的啤酒銷量將達到508萬千升，其中青島啤酒主品牌達到190萬千升，董事會認為這個目標是積極進取的，公司的管理層將克服困難，努力實現預期目標。

The year of 2007 will be the first year of implementing the strategy of both focusing on integration and expansion. Therefore, the Company will have its sales volume reach 50.8 million hl, in which Tsingtao Beer will reach 19 million hl. The Board thinks this target positive and aggressive, and believes the management team will make any efforts to realize this target despite of the difficulties.

最後，本人謹向過去一年中給與公司大力支持的廣大投資者、業務夥伴和進取奉獻的管理層及廣大員工致以衷心的感謝！

Last but not least, I would like to express my sincere gratitude to our investors, our business partners, our dedicative and aggressive management team and staff for your great supports in the last year!

董事長
李桂榮
中華人民共和國•青島
二零零七年四月十九日

Chairman
LI Gui Rong
Qingdao, the People's Republic of China
19 April 2007





青島啤酒
HANS
汉斯啤酒
HANS
汉斯干啤
HANS DRY BEER
ENJOY
TOGETHER

董事會報告 Report of the Directors



金志國先生
Mr. JIN Zhi Guo

一. 公司經營情況

I. Operations of the Company

本公司的主要業務為生產及銷售啤酒。附屬公司及聯營公司主要從事啤酒生產、銷售及國內貿易。

The Company is mainly engaged in the production and sales of beer, while its subsidiaries and associated companies are mainly engaged in the production, sales and domestic trade of beer.

本公司為中國最大的啤酒生產商和銷售商之一。

The Company is one of the largest beer producers and distributors in China.

本集團營業額及盈利幾乎完全由生產及銷售啤酒而產生。

Nearly all turnover and profit of the Group are generated from the production and sales of beer.

1. 主營業務收入分地區構成情況(按中國會計準則計算)

1. The Company's Revenues from Principal Business by Geographical Markets (calculated in accordance with PRC GAAP)

單位:人民幣千元
Unit: RMB'000

地區	Region	主營業務收入 Revenues from Principal Business
青島地區	Qingdao	4,372,754
其他山東地區	Shandong Province (excluding Qingdao)	1,801,607
華北地區	North China	2,679,586
華南地區	South China	3,587,852
出口銷售	Exports	326,747
小計	Sub-total	12,768,546
內部抵消	Intra-group set-offs	(1,091,386)
合計	Total	11,677,160

董事會報告 Report of the Directors

2. 主要控股子公司的經營情況及業績(按中國會計準則計算)

2. **Operations and Results of Main Controlling Subsidiaries (calculated in accordance with PRC GAAP)**

盈利最大的前三家子公司情況

Information of Top 3 Subsidiaries with Largest Profit

單位：人民幣千元(除另註外)
Unit: RMB'000 (unless otherwise stated)

子公司名稱 Name of Subsidiary	業務性質 Business Nature	註冊資本 Registered Capital	資產規模 Assets Scale	淨利潤 Net Profit
深圳市青島啤酒華南營銷有限公司 Shenzhen Tsingtao Brewery (South China) Sales Company Limited	國內啤酒貿易 Domestic Trade of Beer	20,000	738,243	100,642
青島啤酒(珠海)有限公司 Tsingtao Brewery (Zhuhai) Company Limited	國內啤酒生產及銷售 Domestic Beer Production and Sales	60,000	418,199	70,700
深圳青島啤酒朝日有限公司 Shenzhen Tsingtao Beer Asahi Company Limited	啤酒生產及銷售 Beer Production and Sales	30,000 (USD)	592,614	59,776

3. **報告期內主要供貨商和客戶情況**

(1) 本公司向前五名供貨商合計的採購金額佔公司年度採購總額的8.93%。

(2) 本公司向前五名客戶銷售額合計佔公司銷售總額的7.14%。

報告期內，本公司各董事、監事及其聯繫人或任何持有本公司股份多於5%之股東並無擁有上述之供貨商及銷售商的任何權益。

3. **Main Suppliers and Clients**

(1) The total amount of the Company's purchasing from its top 5 suppliers is accounted for 8.93% of its full-year purchasing amount.

(2) The total amount of the Company's sales to its top 5 clients is accounted for 7.14% of its sales amount in aggregate.

In the reporting period, there were no Directors, Supervisors or their associates, or any shareholders whose stake in the Company exceeding 5%, ever possessing any interests in the aforesaid suppliers and distributors.

二. 利潤分配

董事會建議就截至二零零六年十二月三十一日止年度派發末期股息每股人民幣0.22元，其餘未分配利潤結轉下一年度。上述分配預案須經本公司二零零六年度股東年會審議批准。

II. Profit Distribution

The Board of Directors proposed a final dividend of RMB0.22 per share for the year ended on 31 December 2006, and carried forward the remaining distributable profits to the next year. The aforesaid proposed dividend is subject to the approval by the 2006 Annual General Meeting ("AGM") of the Company.

董事會報告 Report of the Directors

三. 儲備

報告期內本公司及集團的儲備變動詳列於綜合財務報表(按香港財務報告準則編制)附註[14]。

III. Reserves

Movements in the reserves of the Company and the Group during the reporting period are set out in note [14] to the Consolidated Financial Statements (prepared in accordance with HKFRS).

四. 股本變動及股東情況

1. 報告期內本公司股本無變動。

2006年10月16日,本公司A股市場相關股東會議審議通過了股權分置改革方案(「股改方案」),由本公司全體非流通股股東向股改方案實施的股權登記日登記在冊的A股流通股股東每股支付0.178777股股份及0.24元人民幣現金。股改方案於2006年12月22日實施完畢。股改方案實施後,公司原非流通股股東持有的公司股份總數由453,150,000股減少至417,394,505股,股份性質由非流通股股份變更為有限售條件的流通股股份;A股流通股股份從200,000,000股增加至235,755,495股。方案實施前後公司的股份總數保持不變。截止報告期末,股本結構如下:

IV. Changes of Share Capital and Information of Shareholders

1. There were no changes of share capital in the reporting period.

On 16 October 2006, the Shareholder's Meeting of A-share Market reviewed and approved the Company's Proposal of Split Share Structure Reform ("Share Reform Proposal"), in which the non-listing shareholders delivers 0.178777 shares and RMB0.24 in cash for per share held by shareholders of listed A-shares whom were registered on the record date for implementation of the Share Reform Proposal, and the implementation was completed on 22 December 2006. After the implementation, the total shares originally held by the non-listing shareholders decreased from 453,150,000 shares to 417,394,505 shares, and the nature of these shares changed from the non-listed shares to listed shares with sales restriction; while the number of listed A-share increased from 200,000,000 shares to 235,755,495 shares. The total number of the Company's shares was kept unchanged before and after the implementation of the Share Reform Proposal. The structure of share capital by the end of the reporting period is as follows:

單位:股
Unit: Share

			報告期末 End of the Reporting Period
一、 有限售條件流通股份	I.	Listed Shares with Sales Restriction	
國家持有股份		Shares Owned by the State	399,820,000
社會法人持有股份		Shares Owned by Social Legal Persons	17,574,505
有限售條件股份合計		Total Shares with Sales Restriction	417,394,505
二、 已上市流通股份	II.	Listed Shares	
人民幣普通股(A股)		RMB-denominated Ordinary Shares (A-share)	235,755,495
境外上市外資股(H股)		Overseas Listed Shares (H-share)	655,069,178
無限售條件流通股份合計		Total of Listed Shares without Sales Restriction	890,824,673
三、 股份總數	III.	Total Shares	1,308,219,178

董事會報告 Report of the Directors

本公司以在年報刊發前的最後實際可行日期可以得悉、公司董事也知悉的公開資料作為基礎，本公司的公眾持股量已經滿足《香港聯合交易所有限公司證券上市規則》的要求。

The Company acknowledges that, based on the information that is publicly available to the Company and within knowledge of the Directors as at the latest actually practicable date before publishing the 2006 Annual Report, the number of its shares held by the public has been satisfied with the requirements in the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.*

2. 股東情況

2. Shareholders

(1) 報告期末公司股東總數為43,722戶，其中A股股東43,292戶，H股股東430戶。

(1) The total number of shareholders of the Company had reached 43,722, in which 43,292 were holders of A-share, and 430 of H-share as at the end of the reporting period.

報告期內，本公司股東未有放棄或同意放棄任何股息的安排的情況。

In the reporting period, no shareholders of the Company ever gave up or agreed to give up the arrangements of any dividends.

(2) 報告期末本公司前十名股東持股情況

(2) The shareholdings of top 10 shareholders of the Company as at the end of the reporting period

單位：股
Unit: Share

股東名稱 Shareholder's Name	年度內增減 Increase/ Decrease within the Year	報告期末持股 Shares Held at the End of the Reporting Period	持股比例 (%) Percentage (%)	股份類別 Class of Share
青島市人民政府國有資產監督管理委員會(「青島市國資委」) State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao ("SASACQ")	0	399,820,000	30.56	有限售條件A股 A-share with sales restriction
香港中央結算(代理人)有限公司 HKSCC Nominees Limited	+552,000	295,265,373	22.57	H股 H-share
A-B Jade Hong Kong Holding Co, Ltd.	0	261,643,836	20.0	H股 H-share
Law Debenture Trust (Asia) Limited		91,575,342	7.0	H股 H-share
中國建設銀行青島市分行 China Construction Bank, Qingdao Branch		17,574,505	1.34	有限售條件A股 A-share with sales restriction
全國社保基金一零八組合 National Social Security Fund 108		17,194,184	1.31	A股 A-share
申銀萬國 — 滙豐 — Merrill Lynch International Shenyin & Wanguo — HSBC — Merrill Lynch International		13,865,587	1.06	A股 A-share
全國社保基金一零三組合 National Social Security Fund 103		13,011,017	0.99	A股 A-share
全國社保基金一零二組合 National Social Security Fund 102		12,041,297	0.92	A股 A-share
信誠精萃成長股票型證券投資基金 CPF Jingcui Growth Equity Securities Investment Fund		9,052,602	0.69	A股 A-share

董事會報告 Report of the Directors

(3) 報告期末本公司前十名無限售條件的流通股股東持股情況

(3) The shareholdings of top 10 shareholders of listed shares without sales restriction of the Company as at the end of the reporting period

單位：股
Unit: Share

股東名稱 Shareholder's Name	持有流通股數量 Listed Shares Held	股份種類 Class of Shares
香港中央結算(代理人)有限公司 HKSCC Nominees Limited	295,265,373	H股 H-share
A-B Jade Hong Kong Holding Co., Ltd.	261,643,836	H股 H-share
Law Debenture Trust (Asia) Limited	91,575,342	H股 H-share
全國社保基金一零八組合 National Social Security Fund 108	17,194,184	A股 A-share
申銀萬國 — 滙豐 — Merrill Lynch International Shenyin & Wanguo — HSBC — Merrill Lynch International	13,865,587	A股 A-share
全國社保基金一零三組合 National Social Security Fund 103	13,011,017	A股 A-share
全國社保基金一零二組合 National Social Security Fund 102	12,041,297	A股 A-share
信誠精萃成長股票型證券投資基金 CPF Jingcui Growth Equity Securities Investment Fund	9,052,602	A股 A-share
裕陽證券投資基金 Yu Yang Securities Investment Fund	7,061,320	A股 A-share
博時主題行業股票型證券投資基金 Boshi Thematic Sector Equity Securities Investment Fund	6,916,188	A股 A-share

Anheuser-Busch Companies, Inc.(「A-B公司」)通過其全資擁有的附屬公司A-B Jade Hong Kong Holding Co., Ltd.(「A-B香港」)持有261,643,836股H股股份。Law Debenture Trust (Asia) Limited(「受託人」)按照委託表決安排持有91,575,342股H股股份，並按青島市國資委的書面指示行使該等股份的表決權，而歸屬於該股份的經濟利益，包括股息、利益分派及款額支付均按A-B公司指示處理。

Anheuser-Busch Companies, Inc. ("A-B Company") holds 261,643,836 shares of H-share through its wholly-owned subsidiary A-B Jade Hong Kong Holding Co., Ltd. ("A-B Hong Kong"). Law Debenture Trust (Asia) Limited ("the Trustee") is arranged under the entrusted voting to hold 91, 575,342 shares of H-share, and undertake such voting right under the written instruction of SASACQ, while the financial interests including the dividends, profit distribution and payments delivery of these shares are processed under instructions of A-B Company.

除上所述，本公司並不知曉前十名股東之間、前十名無限售條件的流通股股東之間是否存在其他關聯關係或一致行動人。

In conclusion, the Company is unaware if there are any other associations among these top 10 shareholders of listed shares or they are of the parties acting in concert.

董事會報告 Report of the Directors

(4) H股主要股東

截至二零零六年十二月三十一日止，除下述人士外，本公司的董事並不知悉有任何本公司的董事、監事、最高行政人員或他們的聯繫人以外的人士，在本公司的股份及相關股份中擁有權益或淡倉，而該等權益或淡倉是根據《證券及期貨條例》(香港法例第571章)(「《證券及期貨條例》」)第336條而備存的登記冊所載錄的：

(4) Substantial Shareholders of H-share

Save as disclosed below, the Directors of the Company are not aware of any persons (other than a Director or Supervisor or Chief Executive of the Company or his/her respective associate(s)) who, as of 31 December 2006, had an interest or short position in the shares or underlying shares of the Company which was recorded in the register to be kept under Section 336 of the *Securities and Futures Ordinance* (Cap. 571, Laws of Hong Kong) ("SFO"):-

名稱 Name	性質 Nature	股份類別 Class of Shares	持股身份 Capacity	註釋 *Note*	股份／相關股份的數目 Number of shares/ underlying shares	相對整體股本而言 As a percentage of the entire issued capital	相對全部H股而言 As a percentage of all issued H Shares
青島市政府國資委 SASACQ	好倉 Long Position	A股 A-Share	實益擁有 Beneficial	*1*	399,820,000 A股 A-Shares	30.56%	不適用 N/A
	好倉 Long Position	H股 H-Share	第317條協議 Section 317 Agreement	*1, 2*	353,219,178 H股 H-Shares	27.00%	53.92%
安海斯一布希公司 Anheuser-Busch Companies, Inc.	好倉 Long Position	H股 H Share	法團權益／信託受益人 Corporate/ Beneficiary of a trust	*1, 2*	353,219,178 H股 H-Shares	27.00%	53.92%
	好倉 Long Position	A股 A-Share	第317條協議 Section 317 Agreement	*1*	399,820,000 A股 A-Shares	30.56%	不適用 N/A



董事會報告 Report of the Directors

註釋：

(1) 青島市政府國資委持有的A股股份為有限售條件的流通股份。青島市國資委與A-B公司於二零零二年十月二十一日簽訂的承諾協議，構成《證券及期貨條例》項下第317條所指的協議。就披露責任而言，第317條適用的任何協議的每一方，均須視為擁有任何其他一方在該協議之外擁有的任何股份權益。

(2) 被視為由A-B公司享有權益的353,219,178股H股是分別通過其全資附屬公司持有。當中91,575,342股H股按《受託表決協議》配發予表決受託人。

(3) 公司主要股東新近的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)有關「披露權益」的部份。

Notes:

(1) The A-Shares held by SASACQ are listed shares with sales restriction. An undertaking agreement between SASACQ and A-B Company dated 21 October 2002 constitutes a Section 317 Agreement under the *SFO*. In the case of an Agreement to which Section 317 applies, each party to the Agreement is deemed (for the purposes of the duty of disclosure) to be interested in any shares comprised in the relevant share capital in which any other party to the Agreement is interested apart from the Agreement.

(2) The 353,219,178 H-Shares which were deemed to be interested by A-B Company were held by its wholly-owned subsidiaries. Of which, 91,575,342 H-Shares were allotted and issued to a voting trustee pursuant to the *Voting Trust Agreement*.

(3) For the latest disclosure of interests filings for the Company's substantial shareholders, please refer to the "Disclosure of Interests" section on website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

3. 優先認股權

本公司章程或中國法律並無有關優先認股權的規定，致令本公司必須首先按比例向現有股東發售新股份，然而，本公司須遵守《上市規則》關於優先認股權的規定。

3 Pre-emptive Right

There are no provisions concerning pre-emptive rights in the Company's Articles of Association or any PRC laws, thus the Company must firstly issue new shares to existing shareholders in accordance with the percentage. However, the Company must abide by the provisions on pre-emptive right in the *Listing Rules*.


青島啤酒

董事會報告 Report of the Directors

五. 董事、監事、高級管理人員和員工情況

1. 董事、監事及高級管理人員變動

陳軍先生因個人工作繁忙，不便繼續擔任本公司監事，於2006年5月29日起辭去本公司監事一職。

除此，其餘董事、監事及高級管理人員概無變動，任期均自2005年6月23日起至2008年6月23日止。

2. 董事、監事和高級管理人員持股變動

IV. Directors, Supervisors, Senior Management and Staff

1. Changes on Directors, Supervisors and Senior Management

Mr. CHEN Jun resigned from the position of Supervisor of the Company on 29 May 2006 as being too busy to take the position.

Besides that, there were no changes on other Directors, Supervisors and senior management. Their service term is effective from 23 June 2005 to 23 June 2008.

2. Changes of Shares Held by Directors, Supervisors and Senior Management

姓名 Name	職務 Position	期初持股數 Shares Held at the Beginning of the Period	期末持股數 Shares Held at the End of the Period	股份種類 Class of Share
孫明波 SUN Ming Bo	執行董事、常務副總裁 Executive Director, Executive Vice President	1,561	1,840	A股 A-share
劉英弟 LIU Ying Di	執行董事 Executive Director	5,000	5,894	A股 A-share
黃祖江 HUANG Zu Jiang	職工監事 Supervisor as Staff Representative	8,000	9,430	A股 A-share
樊偉 FAN Wei	總釀酒師 Chief Brewer	3,882	4,576	A股 A-share
張學舉 ZHANG Xue Ju	副總裁 Vice President	1,000	1,179	A股 A-share
曹向東 CAO Xiang Dong	副總裁 Vice President	2,000	2,358	A股 A-share

上述人員持股變動原因系因本公司股權分置改革方案實施獲送股份所致。

截至二零零六年十二月三十一日止，除上述人員持股外，本公司的董事、監事和高級管理人員並無在本公司或其相聯法團(定義見《證券及期貨條例》第XV部所指的相聯法團)的股份、相關股份及債券證中擁有任何權益及淡倉，而該等權益及淡倉是指根據《證券及期貨條例》第352條須予備存的登記冊所記錄的或依據《上市規則》附錄十所載之《上市發行人董事進行證券交易的標準守則》(「《標準守則》」)通知本公司及香港交易所。

Changes on shares held by the aforesaid persons are due to obtaining shares distributed by the implementation of Share Reform Proposal of the Company.

As at 31 December 2006, save as disclosed above, none of the Directors, Supervisors and senior management of the Company has any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporations (as defined in Part XV of the *Securities and Futures Ordinance* (the "*SFO*")) which was recorded in the register required to be kept under section 352 of the *SFO* or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the *Model Code for Securities Transactions by Directors of Listed Companies* (the "*Model Code*") included in Appendix 10 of the *Listing Rules*.

董事會報告 Report of the Directors

本公司的董事及監事最新的H股股份披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)有關「披露權益」的部份。

For the latest disclosure of interests filing of H-shares for the Directors and Supervisors of the Company, please refer to the "Disclosure of Interests' section on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

本公司已採納《標準守則》，作為本公司董事進行證券交易的行為守則。經咨詢所有董事後，董事確認於截至二零零六年十二月三十一日止年度已遵守《標準守則》所規定的標準。

The Company has adopted the *Model Code* as the code of conduct for Directors of the Company in securities transactions. The Board of Directors confirmed having been complied with all requirements stipulated in the *Model Code* for the year ended on 31 December 2006 after enquiring all Directors.

3. 董事、監事、高級管理人員年度報酬情況

3. Annual Remuneration of Directors, Supervisors and Senior Management

公司董事、監事的報酬依據公司股東大會審議通過的董事會及監事會成員年度薪酬方案和董事、監事服務合約以及公司的經營效益情況決定其薪酬，公司高級管理人員的薪酬按董事會通過的經營者薪酬方案，由董事會下設公司治理與薪酬委員會根據公司經營業績和個人所承擔的工作職責進行業績考核兌現年度薪酬。

The remuneration of the Directors and Supervisors of the Company is determined in accordance with the annual remuneration schemes of members of Board of Directors and Board of Supervisors reviewed and approved by the Company's General Meeting, Service Contract of Director, Service Contract of Supervisor, and depending on the operational results of the Company. The remuneration of senior management is determined in accordance with the operator's remuneration scheme approved by the Board of Directors, and implemented after the performance appraisal conducted by the Corporate Governance and Remuneration Committee under the Board of Directors according to the Company's operational results and the work duty taken by each of them.

單位：人民幣千元
Unit: RMB'000

姓名 Name	職務 Position	報告期內從本公司領取報酬總額 Total Remuneration Withdrawn from the Company in the Reporting Period
李桂榮 LI Gui Rong	董事長 Chairman of Board of Directors	311.9
金志國 JIN Zhi Guo	副董事長、總裁 Vice Chairman, President	311.9
Stephen J. BURROWS	副董事長、非執行董事 Vice Chairman, Non-executive Director	30
孫明波 SUN Ming Bo	執行董事、副總裁 Executive Director, Vice President	268.7
劉英弟 LIU Ying Di	執行董事 Executive Director	244.7
孫玉國 SUN Yu Guo	執行董事、副總裁、總會計師 Executive Director, Vice President, Chief Accountant	244.7
Mark F. SCHUMM	非執行董事 Non-executive Director	30
楚振剛 CHU Zhen Gang	獨立董事 Independent Director	50
付洋 FU Yang	獨立董事 Independent Director	50

董事會報告 Report of the Directors

單位：人民幣千元
Unit: RMB'000

姓名 Name	職務 Position	報告期內從本公司領取報酬總額 Total Remuneration Withdrawn from the Company in the Reporting Period
李燕 LI Yan	獨立董事 Independent Director	50
潘昭國 POON Chiu Kwok	獨立董事 Independent Director	50
孫賈堯 SUN Jia Yao	監事會主席 Chairman of Board of Supervisors	50
于嘉平 YU Jia Ping	職工監事 Supervisor as Staff Representative	108.3
黃祖江 HUANG Zu Jiang	職工監事 Supervisor as Staff Representative	121.4
任增貴 REN Zeng Gui	職工監事 Supervisor as Staff Representative	81.9
鄭曉凡 Frances ZHENG	股東代表監事 Supervisor as Shareholders Representative	30
劉清遠 LIU Qing Yuan	外部監事 External Supervisor	30
鐘明山 ZHONG Ming Shan	外部監事 External Supervisor	30
樊偉 FAN Wei	總釀酒師 Chief Brewer	244.7
嚴旭 YAN Xu	副總裁 Vice President	210
張學舉 ZHANG Xue Ju	副總裁 Vice President	244.7
曹向東 CAO Xiang Dong	副總裁 Vice President	210
姜宏 JIANG Hong	副總裁 Vice President	234.7
張安文 ZHANG An Wen	副總裁 Vice President	205.5
袁璐 YUAN Lu	董事會秘書、董事長助理 Secretary to the Board of Directors, Assistant to the Chairman of Board of Directors	166.9



董事會報告 Report of the Directors

4. 截至報告期末，本公司(包括下屬子公司)在職員工共計27,360人。員工專業構成如下：

4. As of the end of the reporting period, the total number of staff of the Company (including subsidiaries) had reached 27, 360 persons. The composition of staff is as follows:

專業構成類別 Professional Class		人數 Number of Persons
行政管理人員	Administrative personnel	5,199
財務人員	Financial Personnel	1,094
工程技術人員	Technical and Engineering Personnel	2,462
銷售人員	Sales Personnel	5,472
生產服務人員	Production and Services Personnel	13,133

六. 董事及監事收購股份之權利

除上文所披露者外，本公司或其任何附屬公司概無於年內任何時間參與任何安排，以致本公司之董事及監事可藉購入本公司或任何其他團體之股份或債券而獲益。

VI. Directors' and Supervisors' Right of Purchasing Shares

Save as disclosed above, neither the Company nor any of its subsidiaries participated in any arrangements in any time of the year through which its Directors and Supervisors obtained interests from purchasing shares or debentures of the Company or any other organizations.

七. 募集資金使用情況

報告期內本公司無A股募集資金或前次募集資金使用到本期的情況。

VII.Use of Proceeds

In the reporting period, there were no proceeds from issuance of A-share or that from previous issuance used till this reporting period.


TSINGTAO

八. 董事或監事合約權益及董事服務合約

本公司所有獲委任董事均已與本公司訂立服務合約，各董事概無與本公司簽定任何一年內若由本公司及其附屬公司終止合約時須作出賠償的服務合約(法定賠償除外)。除此之外，本年度內董事及監事均無在與本公司及其附屬公司訂立的任何合約中擁有重大權益。

VIII. Contracted Rights of Director or Supervisor and Director Service Contract

All Directors appointed by the Company have entered into service contract with the Company, and do not enter any service contract with the Company that the Company and its subsidiaries should make compensation to the Directors when it terminates the contract within 1 year after the contract is signed by both parts (excluding statutory compensation). Besides that, neither Directors nor Supervisors obtained material interests from any contracts entered into with the Company and its subsidiaries within the year.

董事會報告 Report of the Directors

九. 獨立董事之獨立性的確認

本公司已經根據《上市規則》第3.13條收到每名現任獨立董事就其獨立性而作出的年度確認函，本公司仍然認為有關獨立董事屬獨立人士。

IX. Confirmation of Independence of Independent Director

The Company has received annual confirmation letter from each existing Independent Director on their independence pursuant to Rule 13.3 of the *Listing Rules*, and still believes that, the aforesaid Independent Directors are persons of independence.

十. 購回、出售及贖回上市股份

報告期內，本公司並無購回、出售及贖回本公司任何上市股份，而本公司及本公司附屬公司亦無購回或出售或贖回本公司任何上市股份。

報告期內，本公司或本公司附屬公司概無發行或授予任何可轉換債券、期權、權證或其他類似權利，亦無任何行使轉換權或認購權的情況。

X. Buy-back, Sales and Redemption of Listed Shares

The Company did not buy back, sell or redeem any of its listed shares, while neither the Company nor its subsidiaries purchased or resold any listed shares of the Company in the reporting period.

In the reporting period, neither the Company nor any of its subsidiaries ever issued or distributed any convertible bonds, options, warrants or any other similar rights, or undertook their rights of conversion or subscription.



十一.主要附屬公司及聯營公司

本公司各附屬公司及聯營公司之詳情載於隨附財務報表附註。

XI. Principal subsidiaries and associated companies

The details of the subsidiaries and associated companies of the Company are listed in the attached Notes to the Financial Statements.

十二.固定資產

有關報告期內固定資產之變動載於隨附財務報表之附註。

XII. Fixed Assets

Any changes of fixed assets in the year are listed in the attached Notes to the Financial Statements.

十三.銀行貸款

於二零零六年十二月三十一日之銀行貸款詳情載於隨附財務報表之附註。

XIII. Bank Loans

The details of bank loans as of 31 December 2006 are listed in the attached Notes to the Financial Statements.

董事會報告 Report of the Directors

十四.其他報告事項

本公司二零零六年年度報告摘要，分別用中文和英文同時於二零零七年四月二十日刊登在《上海證券報》、《中國證券報》和香港《文匯報》、《The Standard》。本年報以中、英兩種文字編制，在對兩種文本理解發生歧義時，以中文文本為准。

XIV. Other Issues for Reporting

The summary of the Company's 2006 Annual Report is published on 20 April 2007 in Chinese and English respectively in *Shanghai Securities News*, *China Securities Journal*, and *Wen Wei Po* and *The Standard* in Hong Kong. The Annual Report is prepared both in Chinese and English, in case of any discrepancies existing between the Chinese and English context, the Chinese version shall prevail.

十五.核數師

報告期內以及在過去三年內普華永道中天會計師事務所有限公司和羅兵咸永道會計師事務所一直獲委任為本公司之境內外核數師，並已審計隨附之財務報表。

XV. Auditor

In the reporting period and past 3 years, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers has been appointed as domestic and overseas auditor of the Company respectively, and have audited the attached Financial Statements.

董事會代表
李桂榮
董事長
中華人民共和國•青島
二零零七年四月十九日

Representative of Board of Directors
LI Gui Rong
Chairman
Qingdao, the People's Republic of China
19 April 2007




支持北京2008年奥运会
青島啤酒
我是冠军


TSINGTAO
TSINGTAO


我是冠军


世界著名的中国啤酒
Beijing 2008
TSINGTAO
青島啤酒
激情成就梦想
Passion, dreams & success
BEIJING
2008

監事會報告 Report of the Supervisors



孫賈堯先生
Mr. SUN Jia Yao

各位股東：

本人謹此提呈青島啤酒股份有限公司2006年度之監事會報告，敬請各位股東審閱。

一、監事會主要工作回顧

報告期內，監事會嚴格按照國家相關法律法規及《青島啤酒股份有限公司章程》的有關規定，通過法定程序，認真履行職責，依法行使職權，維護了公司和股東的利益。

1. 報告期內會議召開情況

2006年度，公司監事會共召開8次會議，按規範程序審議了公司2006年經營預算方案，公司組織變革及子公司股權調整方案，青島啤酒漢斯寶雞有限公司以現金購買寶雞啤酒股份有限公司資產的議案，公司2005年監事會工作報告，公司2006年季度報告、半年度報告、年度報告、利潤分配方案，青島啤酒(蘇州)有限公司清算方案，監事會議事規則，青島啤酒股份有限公司章程修改方案，青島啤酒(徐州)彭城有限公司異地搬遷項目可行性的議案，公司在山東濟南投資新建年產20萬千升啤酒生產基地的議案，青島啤酒第三有限公司異地搬遷項目可行性的議案，青島啤酒上海

Dear shareholders,

I hereby present the 2006 Report of the Supervisors of Tsingtao Brewery Company Limited for your kind review.

I. Review of Main Work in Board of Supervisors

In the reporting period, the Board of Supervisors maintained the interests of the Company and its shareholders through legal procedures, by seriously undertaking its responsibilities and legally carrying out its authorities strictly pursuant to the State laws and regulations, as well as the relevant stipulations in the *Articles of Association* of the Company.

1. Meetings Held in the Reporting Period

In 2006, the Board of Supervisors totally held 8 meetings, reviewing and approving unanimously in legal procedures the Company's 2006 Operational Budget Scheme, Scheme of Organizational Reform in the Company and Share Structure Adjustment of Subsidiaries, Case of Purchasing Assets from Baoji Brewery Co., Ltd. by Tsingtao Brewery Hans Baoji Company Limited in cash, 2005 Work Report of Board of Supervisors, the Company's 2006 Quarterly Report, Interim Report, 2005 Annual Report, Profit Distribution Preliminary Scheme, Liquidation Scheme of Tsingtao Brewery (Suzhou) Company Limited, Discussing Rules of Board of Supervisors, Proposed Revision to the Articles of Association of Tsingtao Brewery Company Limited, Case of Feasibility of Relocation of Tsingtao Brewery (Xuzhou) Pengcheng Company Limited, Case of Investment and Establishment of Brewery Base with Annual Output Capacity of 2 Million HL in Jinan, Shandong Province, Case of Feasibility of Relocation of Tsingtao Brewery No. 3 Company Limited, Case of Feasibility of Expansion of Tsingtao Brewery Shanghai Songjiang

監事會報告 Report of the Supervisors

松江有限公司擴建項目可行性的議案，青島啤酒(壽光)有限公司擴建項目可行性的議案，青島啤酒(漳州)有限公司擴建項目可行性的議案，子公司委託貸款轉投資的行動方案，北方銷售公司委託貸款轉投資方案，並一致通過以上議案。

Company Limited, Case of Feasibility of Expansion of Tsingtao Brewery (Shouguang) Company Limited, Case of Feasibility of Expansion of Tsingtao Brewery (Zhangzhou) Company Limited, Action Scheme of Transforming Trusted Loans to Subsidiaries into Investments, Scheme of Transforming Trusted Loans to North Sales Company into Investments.

2. 對公司工程項目和物資採購等大額資金支出項目進行監督

2006年，公司監事會責成監事會辦公室對公司重點工程建設和技改項目招投標，生產設備和檢驗儀器採購招投標，生產用啤酒瓶、瓶蓋、紙箱、商標以及大米等大宗物資採購招投標等45項招投標工作的程序進行了現場監督，保證了招投標工作的公開、公平性，維護了公司及股東的利益。

2. Supervision over Projects involving Large Amount Expenses in Marketing, Engineering Projects and Resources Purchase

In 2006, the Board of Supervisors instructed its Office to provide site supervision over the procedures of 45 open tenders and biddings including the Company's key construction projects and technical reform programs, purchase of production equipments and inspection devices, purchase of resources such as bottle, bottle cap, paper-box, label, rice, and etc., which ensures the openness, fairness of the work of open tender and bidding, and maintained interests of the Company and its shareholders.

二. 對有關事項的獨立意見

II. Independent Comments to the Concerned Issues

1. 公司依法運作情況

年內，監事會根據國家相關法律法規及《公司章程》的有關規定，參加和列席參加了年度股東大會和歷次董事會會議，對公司股東大會、董事會的召開程序、決策程序及決議的執行情況，公司高級管理人員執行職務情況及公司管理制度制定等進行了監督。監事會認為，本公司董事及高級管理人員在經營管理中均能按照國家相關法律法


TSINGTAO

1. Compliant Operation

In the year, the Board of Supervisors attended and sat in the Annual General Meeting and meetings of Board of Directors, and supervised, pursuant to the related State laws, regulations and requirements of the *Articles of Association* of the Company, the procedures of holding meetings, procedures of decision-making, implementation of resolutions of general meeting and meeting of Board of Directors, undertaking their duties by the senior management and working out the managing regulations of the Company. The Board of Supervisors views that, all Directors and members of senior management do follow the requirements in the relevant State regulatory laws, regulations, and the *Articles of Association* in operations and management through seriously undertaking their duties, legally operating and making decisions. For the interests in whole of its shareholders and the Company, the Board of Directors seriously undertakes the resolutions and authorizations of the general meeting, gradually completes and improves corporate governance structure, internal

監事會報告 Report of the Supervisors

規及《公司章程》的有關規定，認真履行職責，依法經營，規範運作，各項決策程序合法。公司董事會以股東和公司整體利益為出發點，認真履行了股東大會的各項決議和授權，法人治理結構、內部管理和內部控制制度等在運作中不斷健全和完善。經營班子嚴格執行董事會決議，重大項目投資符合程序，建立並不斷完善了內控制度，信息披露能夠做到及時、準確、透明。董事和全體高級管理人員誠實守信，勤勉盡職，未發現其在執行職務時有違反法律、法規、公司章程或損害公司利益的情況，也沒有濫用職權、損害股東和員工利益的行為。

management and internal control in the operations. The operational team strictly implements the resolutions of the Board of Directors, invests in significant projects in order, establishes and gradually improves the internal control system, and discloses the information timely, accurately and transparently. The Directors and all members of senior management are honest and integrity, diligent and responsible, and not found to breach any laws, regulations, the *Articles of Association* of the Company or damage any interests of the Company, nor abuse their authorities or damage the interests of its shareholders and staff when undertaking their duties.

2. 檢查公司財務狀況

報告期內，監事會依法對公司的季度報告、半年度報告、年度報告進行了認真、細緻的審議，認為公司2006年度財務報告真實，在所有重大方面公允地反映了公司的財務狀況和經營成果，會計核算和財務管理符合國家相關法律法規的規定，利潤分配預案符合公司經營現狀，有利於公司的長遠發展。

2 Review of the Financial Conditions

In the reporting period, the Board of Supervisors believed that, after seriously and carefully reviewing the Company's quarterly report, interim report and annual report, the Company's 2006 Financial Statements truly and fairly reflected its financial conditions and operational results in all significant aspects, the financial accounting and financial management were in compliance with the requirements of the relevant State laws and regulations, the profit distribution scheme was complied with the current operational situation of the Company, and all of the aforesaid factors were beneficial to the Company's development in long term.

3. 最近一次募集資金使用情況

報告期內，本公司無新募集的A股資金，前次A股募集資金使用符合規定。

3. Latest Use of Proceeds

There were no proceeds from latest issuance of A-share, and the use of such proceeds of previous issuance was subject to the relevant requirements.

4. 報告期內公司出售、收購資產情況

監事會認為，報告期內，公司嚴格遵守相關規定收購資產，程序規範，價格公允，未發現有內幕交易和損害公司及股東利益的行為。

4. Assets Sales and Purchase

The Board of Supervisors views that, in the reporting period, the Company strictly abides by the relevant laws and regulations when purchasing assets, and does not find any behaviors of insider transaction or damaging the interests of the Company and its shareholders.

監事會報告 Report of the Supervisors

5. **報告期內關聯交易情況**

監事會認為，報告期內公司發生的關聯交易程序規範，價格公允，未發現有損害公司及股東利益的行為。

5. **Related Party Transactions**

The Board of Supervisors believes that, the process of related party transactions in the reporting period is complied with the relevant regulations and at a reasonable price, and does not find any behaviors of damaging the interests of the Company and its shareholders.

監事會在2007年工作中，將依據國家相關的法律法規，認真履行職責，依法行使職權，不斷加強監督檢查力度，維護全體投資者的利益。同時，對各位股東和公司員工一年來對監事會工作的關心、愛護、支援與幫助，致以崇高的敬意和衷心的感謝。

In 2007, the Board of Supervisors would carefully undertake our duties and responsibilities pursuant to the concerned laws and regulations, legally undertake our authorities, gradually reinforce the strength in supervision and inspection to maintain the interests of all investors. In the same time, I hereby deliver my sincere respects and thanks to all shareholders and our staff for their care, support and assistance to our work in the past year!

監事會主席：**孫賈堯**
二零零七年四月十八日

Chairman of Board of Supervisors: **SUN Jia Yao**
18 April 2007



企業管治報告 Corporate Governance Report



本公司的一貫目標是秉承誠信勤勉的企業理念，推進公司的持續健康發展及努力增加股東價值。於報告期內，本公司一直認真遵守中國證券監督管理委員會、上海證券交易所、香港聯合交易所有限公司(「香港聯交所」)的監管規定，包括遵守並應用香港聯交所《企業管治常規守則》的規定，致力於公司治理結構的不斷完善。今後公司將繼續加強企業管治措施，不斷取得新進展。

The Company has been always taking the corporate idea of integrity and diligence, promoting the Company's sustainable and healthy development, and striving to improve shareholders' value as its long-term target. And the Company has been always seriously abiding by the regulations and rules by China Securities Regulatory Commission, Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited ("Hong Kong Exchange"), including committing to the continuous improvements of corporate governance through abiding by and applying the stipulations in *Code on Corporate Governance Practice* of The Stock Exchange of Hong Kong Limited. It will go on to strengthen its measures on corporate governance for further improvements.

本公司所采納的企業管治措施如下：

The measures taken by the Company for corporate governance are as follows:

一. 董事會

I. Board of Directors

1. 職責與分工

1. Duties and Assignments

董事會監督本公司的業務和營運管理，以提高股東價值為宗旨。

The target of the Board of Directors is to supervise the Company's business and operational management, hence to increase its shareholders' value.

在董事長的領導下，董事會在公司的發展戰略、管理架構、投資及融資、財務監控、人力資源等方面行使管理決策權。在本公司的章程及其附件-董事會議事規則中，已詳細列明了董事會在公司發展戰略和管理方面的職權以及董事會對公司發展和經營的監督與檢查職權。

Under the leadership of its Chairman, the Board of Directors assumes rights on management and decision-making concerning the Company's development strategies, management structure, investment and financing, financial control and human resource. It has been stated in details in the *Articles of Association* of the Company and its appendix *Discussing Rules of Board of Directors* its authorities in the Company's development strategies and management, and that on supervision and inspection over the Company's development and operation.

本公司管理層以總裁為核心，負責本公司的日常營運管理。

The management team, headed by the President, is responsible for the daily operational management of the Company.

企業管治報告 Corporate Governance Report

本公司董事長和總裁實行分設，並未兼任。

The positions of Chairman and President of the Company are taken by two persons instead of by one person only.

董事長與總裁各有不同職責，透過職責分工達致本公司董事會與管理層的權力平衡，以確保其獨立性和問責性。

The Company realizes its balance in authorities between the Board of Directors and the management team through assigning different duties and responsibilities to the Chairman and the President respectively, to ensure their independence and accountability.

董事長領導董事會，確保其以本公司的最大利益為依歸。董事長負責決定每次董事會會議的議程，其中每次會議前徵詢其他董事有無提案，並按情況考慮將其他董事的提議加入會議議程。此外，董事長亦負責引領和制定本公司的總體發展戰略，並檢查董事會決議的實施情況。

The Board of Directors is under leadership of its Chairman to ensure the best interest of the Company. The Chairman is responsible for deciding the agenda of each board meeting, contacting other Directors before the meeting for any proposals to be discussed in the meeting, and considers include their proposals into the agenda according to the situation. Besides, the Chairman should also be responsible for leading and determining the overall development strategies of the Company, and supervising the implementation of resolutions passed by the Board of Directors.

總裁則在副總裁的協助下負責本公司的日常業務營運、業務發展規劃與實施，並就本公司一切業務對董事會負責。總裁與各副總裁和各業務部門的管理層緊密合作，確保本公司的順利營運和發展。總裁向董事會定期報告所有重大業務發展。

The President is required to supervise the Company's daily operation, planning and implementation of business development with the assistance of the Vice Presidents, as well as be responsible for the Board of Directors on all business of the Company. The President should have close cooperation with all Vice Presidents and management teams from all business departments to ensure the Company's smooth operation and development. The President should make regular reports to the Board of Directors on the development of all key business.

2. **組成**

2. **Composition**

本屆董事會是本公司成立以來的第五屆董事會，由11名董事組成，董事會成員具有不同的行業背景，其中有一名獨立董事具備交易所要求的會計專業資格或具備適當的會計或相關的財務管理專長。董事的個人簡介載列於本年度報告「董事、監事、高級管理人員情況」。

The current Board of Directors is the 5th Board of Directors since the establishment of the Company which is comprised of 11 Directors who have various professional backgrounds, including 1 Independent Director has the professional qualification on accounting or have appropriate strength in accounting or related financial management required by the stock exchanges. The profile of the Directors is stated in the section of "Profile of Directors, Supervisors and Senior Management' in the 2006 Annual Report.

董事由公司股東或董事會提名，在2005年6月23日召開的股東年會上獲股東選舉產生，董事之任期自2005年6月23日起至2008年6月22日止。

The Directors were elected by the shareholders in the AGM held on 23 June 2005 under the nomination by shareholders or the Board of Directors of the Company, and their service term is from 23 June 2005 to 22 June 2008.

企業管治報告 Corporate Governance Report

目前，本公司共有4名獨立董事，佔董事會總人數的1/3以上。本公司現任獨立董事具有不同的專業背景，並具有豐富的法律、財務會計及金融投資等方面的專業經驗，一貫以十分認真負責的態度出席董事會及相關專業委員會的會議，對所討論的事項提供獨立的判斷、知識和經驗，以確保董事會切實履行財務滙報及其他應盡的職責，為保障本公司及其股東整體利益提供了良好的監察和平衡作用。自2005年起，獨立董事每年均向股東年會提交年度述職報告。

At present, there are 4 Independent Directors in the Company, which is accounted for over 1/3 of the total number of the Directors in the Board of Directors. These Independent Directors have various professional backgrounds with rich experience in laws, accounting and financial investment. They attend the board meetings and relative committee meetings with serious attitude, and make out their independent judgment, knowledge and experience for the issues discussed, to ensure the Board of Directors to practically undertake its duty of financial reporting and other duties it should take, which play a good role in supervision and balance to ensure the interests of the Company and its shareholders. The Independent Directors has been submitting their annual performance review to the AGM for review and discussion by shareholders since 2005.

3. 董事會會議

2006年度，本公司共舉行了5次董事會會議，以審閱書面議案簽署決議方式召開會議9次，以討論本公司的營運及財務表現、管理架構、投資及融資方案等，主要事項包括：

- 審議年度之財務預算、董事會工作報告；
- 審議年度、半年度及季度業績報告；
- 修訂公司章程；
- 審議啤酒目標企業的收購方案及所屬子公司搬遷擴建的資本支出項目；
- 批准核銷財產損失。

3. Board Meeting

By the end of 2006, the Company had totally held 5 board meetings and 9 meetings in the form of reviewing written cases and signing resolutions, to discuss the Company's operational and financial performance, management structure, investment and financing scheme, etc., including:

- Discuss annual financial budget, work report of the Board of Directors;
- Discuss reports of annual, interim and quarterly results;
- Revise the Company's *Articles of Association*;
- Discuss the acquisition scheme for the target breweries and capital investment programs for the relocation and expansion of the Company's subsidiaries;
- Approve to write-off the property losses.

企業管治報告 Corporate Governance Report

會議通知和議案資料在合理的時間內送達各董事，董事會會議能進行富有成效的討論及做出迅速而審慎的決策。在本年度內，各位董事出席董事會和專門委員會會議的詳情載列如下：

The meeting notices and materials on resolutions to be discussed are sent to all Directors in the reasonable time, so as to ensure they can have fruitful discussion and make quick and prudential decisions in the meetings. The details of attending the board meetings and specialised committee meetings are as follows:

董事姓名 Name of Director		親自出席次數／會議次數 Attend in Person/Total Number of Meetings 董事會 Board of Directors	戰略與投資委員會 Strategy and Investment Committee	審計與財務委員會 Audit and Finance Committee	公司治理與薪酬委員會 Corporate Governance and Remuneration Committee
李桂榮	LI Gui Rong	5/5	不適用N/A	不適用N/A	不適用N/A
金志國	JIN Zhi Guo	4/5#	3/3	不適用N/A	不適用N/A
Stephen J. BURROWS		2/5*	1/3#	不適用N/A	不適用N/A
孫明波	SUN Ming Bo	5/5	3/3	不適用N/A	不適用N/A
劉英弟	LIU Ying Di	5/5	不適用N/A	不適用N/A	不適用N/A
孫玉國	SUN Yu Guo	4/5*	2/3#	不適用N/A	1/2#
Mark F. SCHUMM		5/5	3/3	6/6	1/2#
楚振剛	CHU Zhen Gang	5/5	3/3	5/6#	2/2
付洋	FU Yang	5/5	不適用N/A	5/6#	2/2
李燕	LI Yan	5/5	3/3	6/6	不適用N/A
潘昭國	POON Chiu Kwok	5/5	不適用N/A	5/6#	2/2

#：因公未能親自出席，未委託其他董事出席及表決

#: Not attend for business reason, nor entrust other Director to attend and vote on his/her behalf

*：因公未能親自出席，委託其他董事出席及表決

*: Not attend for business reason, but entrust other Director to attend and vote on his/her behalf

公司管理層負責向董事會提供審議各項議案所需的相關資料和信息，並在董事會會議召開時滙報相關工作。本公司獨立董事根據《公司章程》的規定行使職權、履行職責或業務的需要時，可聘請獨立專業機構為其服務，由此發生的合理費用由本公司承擔。

The management team of the Company is responsible for providing the Board of Directors with all related materials and information needed for reviewing the cases, and reporting their related work in the board meeting. The Independent Directors undertake their duties pursuant to the stipulations in the *Articles of Association*. They may appoint the independent professional organizations to serve them if required in undertaking their duties or business, and the reasonable expenses occurred will be burdened by the Company.

企業管治報告 Corporate Governance Report

二. 董事

1. 信息支持與專業發展

新董事獲委任後，公司已向其提供一套全面的介紹材料 —《董事手冊》，包括集團業務簡介、管理架構、董事責任及其他法定要求，並會安排其參加監管機構或內部舉辦的專門培訓。2006年，公司共編制了40餘期的《證券市場一周》資訊簡報提供給各位董事，為其提供最新的法規政策文件以及證券市場的相關資訊。本年內共有2位執行董事和1位獨立董事參加了監管機構組織的董事培訓課程。通過資料提供、工作滙報以及專業培訓等多種形式，使所有董事，特別是非執行董事，能夠及時瞭解公司的業務發展、競爭和監管環境以及其他可能影響公司和所屬行業的資料，以確保董事能瞭解其應盡的職責，有利於董事作出正確的決策和有效的監督，以及保證董事會的程序得以貫徹執行和適用的法律法規得以恰當遵守。

2. 董事的獨立性

本公司已委任足夠數目的獨立董事。根據《香港聯合交易所有限公司證券上市規則》(《上市規則》)第3.13條的規定，董事會已收到所有獨立董事就其獨立性提交的書面確認函。

II. Directors

1. Information Support and Professional Development

The Company has delivered a set of overall materials *Director's Manual* in which includes business summary, management structure, responsibilities and other legal requirements to the Director after he/she is appointed, and will arrange him/her to attend the internal professional trainings or those held by the supervisory authorities. In 2006, it totally edited over 40 issues of newsletter *Securities Market Weekly* and distributed to all Directors, to provide them with the latest laws and polices and relative information from the securities market. Within the year, 2 Executive Directors and 1 Independent Director attended the training programs for Directors which were organized by the supervisory authorities. All Directors, especially those Non-executive Directors, can be aware of the Company's business development, competition and supervisory environment, and obtain other materials that may affect the Company and the sector it belongs to through providing them with the relative materials, work reports and professional trainings, so as to ensure the Directors can understand their duties and responsibilities to help them make correct decisions and provide efficient supervision, and to ensure them to implement the procedures of the Board of Directors and appropriately abide by the proper laws and regulation.

2. Independence of Director

The Company has appointed sufficient Independent Directors, and the Board of Directors has received from all Independent Directors their confirmation letter on their independence in written form pursuant to rule 3.13 of the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").*

企業管治報告 Corporate Governance Report

3. **董事的證券交易**

本公司采納香港聯交所《上市規則》附錄十所載的《上市發行人董事進行證券交易的標準守則》。在向所有董事作出特定查詢後，本公司董事會確認，除執行董事孫明波、劉英弟先生因實施股改方案獲新增A股對價股份外，其他董事於報告期內概無持有或買賣本公司的任何證券。截至2006年12月31日止年度，本公司所有董事一直遵守《上市規則》附錄十所列載的標準守則。

3. **Securities Transactions by Director**

The Company applies the *Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code")* included in the Appendix 10 of the *Listing Rules* of The Stock Exchange of Hong Kong Limited. The Board of Directors confirms, after having made specific enquiries to all Directors, that no other Directors ever hold or purchase or sell any securities within the reporting period, except that Mr. SUN Ming Bo and Mr. LIU Ying Di, the Executive Directors of the Company, obtained shares from additional issuance of A-Share as consideration due to the Share Reform. As of the year ended on 31 December 2006, all Directors of the Company had been in compliance with the *Model Code* in the Appendix 10 of the *Listing Rules*.

三. 董事會專門委員會

III. Specialised Committees under Board of Directors

董事會已成立3個專門委員會，各委員會均制訂了工作細則，明確其監察公司個別範疇業務的職權範圍，並已獲得董事會的批准。

The Board of Directors has established 3 specific committees, and each of them has worked out detailed work guidelines and expressly stated their duty scope of supervising the specific business areas of the Company, and has obtained approval from the Board of Directors.

1. **審計與財務委員會(「審計委員會」)**

本公司成立了審計委員會，由四名獨立董事與一名非執行董事組成，由李燕女士擔任主席，其他成員包括非執行董事馬爽先生及獨立董事楚振剛先生、付洋先生和潘昭國先生，均由董事會委任。其中李燕女士擁有中國註冊會計師專業資格，具備財務和會計業務的經驗和能力。

審計委員會的職權範圍依據《上市規則》附錄十四之《企業管治常規守則》及中國證監會頒布的《中國上市公司治理準則》而制訂，其主要職責包括：檢討公司內部監控體系及制度的健全性和有效性，審閱公司的年度、半年度及季度財務報表，負責公司外部審計師的聘任、工作協調及對其工作效率和工作質量進行檢討，檢討及監察公司財務滙報質量和程序。

1. **Audit and Finance Committee ("Audit Committee")**

The Audit and Finance Committee ("Audit Committee") is comprised of 4 Independent Directors and 1 Non-executive Director including Ms. LI Yan, the Chairman, Non-executive Director Mr. Mark F. SCHUMM, and Independent Directors Mr. CHU Zhen Gang, Mr. FU Yang and Mr. POON Chiu Kwok. All members are appointed by the Board of Directors. Ms. LI Yan is of profession qualification as China Certified Public Accountant with experience and capability in financial and accounting business.

The duty scope of the Audit Committee is determined pursuant to the *Code on Corporate Governance Practice* included in the Appendix 14 of the *Listing Rules* of The Stock Exchange of Hong Kong Limited and *Guidelines for Corporate Governance of Listed Companies in China* published by China Securities Regulatory Commission. Its principal duties include: review the completeness and effectiveness of the Company's internal supervisory system and regulations, review the Company's annual, interim and quarterly financial statements, employ and coordinate the work for the Company's external auditor and review the efficiency and quality of its work, review and supervise the quality and procedures of the Company's financial reporting.

企業管治報告 Corporate Governance Report

2006年度審計委員會共舉行了6次會議，其中審閱公司年度和半年度業績的2次會議邀請了外部審計師參加。為保證滙報的獨立性，會議主席已安排外部審計師與審計委員會成員進行單獨的會議。於每次會議後，委員會均會就曾討論的重要事項向董事會提交報告。

In 2006, the Audit Committee totally held 6 meetings, and invited external auditor to attend 2 meetings of which were held for reviewing the Company's annual and interim results. To ensure the independence of the reporting, the Chairperson of the meetings arranged sole meetings between the external auditor and members of the Audit Committee, and the Committee would submit reports to the Board of Directors for important issues discussed after each of such meetings.

2. 戰略與投資委員會(「戰略委員會」)

2. Strategy and Investment Committee ("Strategy Committee")

本公司成立了戰略委員會。該委員會的主要職責是審查和檢討公司的戰略發展方向，制訂公司戰略規劃，以及適時調整公司戰略和管治架構。戰略委員會的成員包括：副董事長金志國先生(委員會主席)、伯樂思先生、執行董事孫明波先生、孫玉國先生及非執行董事馬爽先生和獨立董事楚振剛先生、李燕女士組成。

The Company sets up the Strategy Committee. Its main duties are: check and review the Company's orientation of strategic development, work out the Company's strategic plan, and make proper adjustment towards the Company's strategic and governance structure. The members of the Strategy Committee include: Vice Chairmen Mr. JIN Zhi Guo (Chairman of the Committee) and Mr. Stephen J. BURROWS, Executive Directors Mr. SUN Ming Bo and Mr. SUN Yu Guo, Non-executive Director Mr. Mark F. SCHUMM, and Independent Directors Mr. CHU Zhen Gang and Ms. LI Yan.

戰略委員會於2006年度舉行了3次會議，並邀請了公司部分董事、監事參加。年內該委員會已對收購寶雞啤酒股份有限公司部分資產、青島啤酒(徐州)彭城有限公司搬遷及濟南新建廠等項目進行審議並向董事會提供意見。

The Strategy Committee held 3 meetings in 2006 and invited part of other Directors and Supervisors of the Company to attend. The Committee reviewed and provided their comments to the Board of Directors within the year for the projects of acquisition of assets of Baoji Brewery Co., Ltd., relocation of Tsingtao Brewery (Xuzhou) Pengcheng Company Limited and the greenfield in Jinan.

3. 公司治理與薪酬委員會(「薪酬委員會」)

3. Corporate and Remuneration Committee ("Remuneration Committee")

本公司成立了薪酬委員會，其主要職責包括：研究和審議公司董事與高管人員的薪酬政策和激勵機制，制訂考核標準；研究改善公司治理結構的方案。

The Company sets up the Remuneration Committee. Its main duties are: study and review the remuneration policies and motivation system of the Directors and senior management of the Company, work out appraisal standards, study the schemes to improve the corporate governance.

薪酬委員會成員包括：獨立董事楚振剛先生(委員會主席)、付洋先生及潘昭國先生和執行董事孫玉國先生、非執行董事馬爽先生。

Members of the Remuneration Committee include: Independent Directors Mr. CHU Zhen Gang (Chairman of the Committee), Mr. FU Yang and Mr. POON Chiu Kwok, Executive Director Mr. SUN Yu Guo, and Non-executive Director Mr. Mark F. SCHUMM.

薪酬委員會於2006年度舉行了2次會議，就公司執行董事及經理層薪酬執行情況、提高獨立董事年度津貼標準和修訂公司章程等相關事項進行了審議。

The Remuneration Committee held 2 meetings in 2006, in which it reviewed the implementation of the remuneration of the Executive Directors and management team of the Company, rise of annual allowance of Independent Directors, amendments to the *Articles of Association*, and etc.

企業管治報告 Corporate Governance Report

四. 監控機制

1. 監事會

本公司監事會是公司法人治理結構的重要組成部分，依法獨立行使公司監督權，保障股東、公司的合法權益不受侵犯。本公司監事會由8名監事組成，本屆監事會乃本公司成立以來第五屆監事會，監事之任期自2005年6月23日起至2008年6月22日止。

其中一名監事陳軍先生因個人工作繁忙，不便繼續擔任本公司監事，因此辭去監事一職，自2006年5月29日起生效。

2006年度，監事會共舉行5次定期會議，代表股東對公司財務以及董事和高管人員履行職責的合法合規性進行監督，出席股東大會並列席了所有的董事會定期會議。有關監事會的工作情況載列於本年度報告的「監事會工作報告」中。

2. 內部監控及風險管理

本公司董事會對公司內部監控系統負責，並通過審計委員會在年內檢討有關系統的效能。本公司董事會一貫重視內部監控系統的建立及完善，審計委員會、管理層和外部審計師致力於努力改善本公司內部監控系統。

2006年2月，本公司董事會批准對審計委員會的工作細則進行了修訂，明確由審計委員會作為負責公司內部監控的常規機構，對公司的財務申報制度及內部監控程序進行定期監管，進一步加強公司風險管理和內部控制工作。同時，公司也已確定負責內控和風險管理的工作機構。按照香港聯交所《上市規則》附錄14《企業管治常規守則》以及《上海證券交易所上市公司內部控制指引》所載要求，公司管理層從運作監控、財務監控、合規監控和風險管理等方面對內部監控體系的有效性

IV. Supervisory Mechanism

1. Board of Supervisors

The Board of Supervisors is an important part of corporate governance, which legally takes the responsibilities of supervision to prevent the legal rights and interests of the shareholders and the Company from being offended. The current Board of Supervisors, being the 5th Board of Supervisors since the establishment of the Company, has 8 members whose service term is from 23 June 2005 to 22 June 2008. In which, Mr. CHEN Jun resigned from the position of Supervisor of the Company as being too busy to take the position. His resignation was effective from 29 May 2006.

One of the supervisors, Mr. Chen Jun was not able to continue to hold office as supervisor of the Company due to a tight personal schedule and accordingly resigned from the office of supervisor, with effect from 29 May 2006.

The Board of Supervisors totally held 5 regular meetings in 2006 to supervise over the finance, the validity and compliance of the Directors and senior management in fulfilling their duties on behalf of shareholders, attended the general meetings and sat in all board meetings held regularly. The details of the work of the Board of Supervisors are stated in Report of the Supervisors in this Annual Report.

2. Internal Control and Risk Management

The Board of Directors is responsible for the internal control system of the Company, and review the effectiveness and efficiency of the related systems through its Audit Committee within the year. The Board of Directors has been always regarding the establishment and improvements of the internal control system seriously, and its Audit Committee, the management team and external auditor are committed to the continuous improvements of the internal control system together.

In February 2006, the Board approved to revise the work guidelines of its Audit Committee, and expressly stated that the Committee, as the conventional unit which is responsible for the internal control, should make regular supervision over the financial reporting system and procedures of internal control, further strengthen the risk management and internal control. Meanwhile, the Company also determined the working unit which is responsible for the internal control and risk management. Pursuant to the stipulations in the *Code on Corporate Governance Practice*

企業管治報告 Corporate Governance Report

進行評估。審計委員會認為，公司各項內部控制制度已經基本建立，並涵蓋了控制因素的關鍵環節，實施過程中有相應的檢查監督和改進措施。同時，公司對自身面臨的主要風險進行了識別，並制定了相應的風險管理措施。公司的內部控制系統基本完善，能夠為公司戰略目標的實現提供合理的保障。今後，公司將根據不斷積累的實踐經驗、國內國際的發展趨勢以及內外部風險的變化，本著持續改進的原則，不斷加強公司內控體系的建設與實施。

included in the Appendix 14 of the *Listing Rules* of The Stock Exchange of Hong Kong Limited and *Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange*, the management team makes appraisals to the effectiveness of internal control system from the aspects of operational control, financial control, compliance control and risk management. The Audit Committee thinks that, the internal control systems have been basically established in the Company, cover the key aspects of control factors, and take relative measures for inspection, supervision and improvements during the implementation. At the same time, the Company recognized the main risks it faces, and work out the corresponding measures of risk management. The internal control system is basically complete, which can provide reasonable guarantee for the realization of the Company's strategic targets. In future, the Company will further improve the construction and implementation of its internal control system depending on accumulated practical experience, the domestic and international developments trends and changes of internal and external risks, and based on the principle of continuous improvements.

3. **外聘審計師**

本公司2006年年度報告所收錄之財務報表分別根據中國會計準則和香港財務準則編制，並分別經普華永道中天會計師事務所有限公司(「普華永道中天」)和羅兵咸永道會計師事務所(「羅兵咸永道」)審計。

普華永道中天及羅兵咸永道已為本公司連續提供審計服務5年。2006年度，本公司應向普華永道中天會計師事務所和羅兵咸永道會計師事務所支付其年度審計工作的酬金為人民幣六百三十萬元，本公司不承擔其差旅費及其它費用。

審計委員會已對普華永道中天及羅兵咸永道的專業素質、2006年度審計工作的執行情況進行了討論和評估，並提出了相應的意見和改進建議。審計委員會建議再次委任普華永道中天為公司國內審計師、委任羅兵咸永道為公司國際審計師，並將提交2006年度股東年會供股東最終批准。

3. External Auditor

The financial statements included in the 2006 Annual Report are prepared in accordance with PRC GAAP and HKFRS respectively, and have been audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company ("PwC Zhong Tian") and PricewaterhouseCoopers ("PwC") respectively.

PwC Zhong Tian and PwC have provided auditing services for 5 years in consecution. For the year of 2006, the Company should pay RMB6.3 million to PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers for their full-year auditing work, and no expenses for business trip and other expenses would be burdened by the Company.

The Audit Committee has discussed and appraised the professional qualities and the implementation of 2006 auditing work of PwC Zhong Tian and PwC, and raised relative comments and suggestions for improvements. The Committee suggests re-appoint PwC Zhong Tian as the Company's domestic auditor, and PwC as its international auditor again, and will submit the proposal to the 2006 AGM for shareholders' final approval.

企業管治報告 Corporate Governance Report

五. 股東及其他利益相關者

1. 股東大會

股東大會是公司的最高權力機構，依法行使職權，決定公司重大事項。每年的股東年會為董事會與公司股東提供直接溝通的渠道。因此，本公司高度重視股東大會，於會議召開45日前發出會議通知，在股東年會上，公司董事長及其他與會執行董事就股東關注的事項進行了廣泛深入的溝通及說明。

按照上交所發出的「關於召開股東大會修改公司章程有關問題的通知」要求，根據中國證監會新頒布的《上市公司章程指引》，年內公司對《公司章程》及其三項附件《股東大會議事規則》、《董事會議事規則》及《監事會議事規則》的部分條款進行了修改，並於2006年6月召開的股東年會上獲股東批准通過。完善了公司內部治理制度的建設，保證了公司法人治理機構的規範運作。

2. 投資者關係與溝通

投資者關係工作的核心是有效的溝通，目標是實現公司與投資者的共贏。公司嚴格按照相關法律和上市規則的規定，及時、準確地履行法定信息披露的義務。2006年，公司按照有關規定及時公佈了年度和中期業績，發布了近30份的公告及1份股東通函，提供了法定及可能影響投資者利益的有關資訊信息，不斷提高信息披露的標準。此外，公司還通過定期發送有關公司經營發展的新聞稿和日常與投資者和分析員見面、及時回應投資者的查詢、參與投資者論壇、安排電話會議和網上路演等方式，向投資者闡述公司的最新動向與發展前景。年內，公司共接待投資者來訪及參觀50餘批近150人次，安排電話會議100餘次。通

V. Shareholders and Other Interest-related Parties

1. General Meeting

The General Meeting is the highest authority of the Company, which legally undertakes its duties and determines the significant issues for the Company. The annual general meeting held annually provides the channel of direct communication between the Board of Directors and the shareholders of the Company. Therefore, the Company pays high regards to the general meeting by distributing the meeting notice 45 days prior to the meeting date, and the Chairman and other attending Executive Directors makes extensive and intensive communications and interpretation over the issues concerned by the shareholders at the AGM.

Within the year, the Company revised part of terms in the *Articles of Association* and its 3 appendices *Discussing Rules of General Meeting*, *Discussing Rules of Board of Directors* and *Discussing Rules of Board of Supervisors*, under the requirements in the *Notice of Matters on Holding General Meeting for Revision Articles of Association* published by Shanghai Stock Exchange and against the *Guidelines for the Articles of Association of Listed Companies* by China Securities Regulatory Commission, and has obtained approval from the shareholders at the AGM held in June 2006, which improved the constructions of the Company's internal governance system and ensured the compliant operations of the corporate governance.

2. Investor Relations and Communications

The focus of IR work is effective communications to realize the win-win between the Company and the investors. The Company strictly abides by the stipulations in relative laws and listing rules by implementing its obligation of statutory information disclosure timely and properly. In 2006, pursuant to the relative regulations, the Company published its annual and interim results in time, made nearly 30 announcements and 1 circular to shareholders, provided statutory materials and information, and those may affect investors' interests, and further improved its standard on information disclosure. In addition to that, the Company expatiated the latest momentum and development outlook through regularly distributing press release on the operations and developments of the Company, meetings with investors and analysts, timely responding enquiries from the investors, participating in investors forums, arranging conference calls and on-line road-shows. Within the year, the Company totally arranged visits and show-offs for nearly 150 persons

企業管治報告 Corporate Governance Report

過開展投資者關係工作，一方面將信息有效地從公司傳遞到投資者，同時也向投資者收集信息，聆聽他們的反饋意見，在投資者與公司之間形成良性互動。

of over 50 groups of investors, and over 100 conference calls. The Company, through its IR work, effectively transmits the information from the Company to its investors, and on the other hand, collects information from those investors and listens to their feedbacks, so as to form an effective inter-action between it and the investors.

另外，年內公司順利完成A股市場股權分置改革工作，通過公司非流通股股東與境內投資者的反復溝通和交流，投資者對公司的發展前景更有信心，股改方案獲順利通過，使得非流通股股東與流通股股東的利益趨於一致，並將不斷推動公司治理水平的完善和提升。

Besides, the Company smoothly completed the share reform in the A-share market within the year. Through the communications between the Company's non-listing shareholders and the domestic investors, the investors were more confident to the outlook of the Company, which was helpful to the approval of the share reform proposal, and as a result, the not-listing shareholders shared the common interests with the listing shareholders, which would further drive the improvement and promotion of corporate governance.

3. 其他利益相關者

3. Other Interest-related Parties

本公司在為股東提供良好回報的同時，也致力於為消費者提供滿意的產品和為員工提供發展的空間。本着對股東和投資者、員工、客戶、供貨商和社會的高度責任感，奉行誠實守信的原則，本公司在提高盈利能力的同時，積極參與社會公益和環境保護活動，回饋社會。

While providing the investors with fine returns, the Company also commits to provide its consumers with satisfactory goods and its employees with room for personal development. In addition to improve its profitability, the Company actively takes part in the social welfare and environment protection activities to reward the society with strong sense of responsibility to the shareholders, investors, employees, customers, suppliers and the society, and based on the principle of honesty and integrity.

六. 總結

VI. Conclusion

良好的企業管治有助於公司的健康發展及提高投資者的信心，而董事會的有效性是良好企業管治的核心。因此，本屆董事會在未來任期內，將繼續致力於提升決策的效率和水平，促進公司的穩健發展及增加股東價值。

A good corporate governance is helpful in the healthy development of the Company and increasing investors' confidence, while the effectiveness of the Board of Directors is the center of the good corporate governance. Therefore, the current Board of Directors, in its remaining service term, will further commit to improving efficiency and level of decision-making, and promote the Company's steady development and increase shareholders' value.

管理層討論與分析 Management Discussion and Analysis

一. 中國啤酒市場概況 Profile of Beer Market in China

1. 二零零六年中國啤酒市場簡況 Profile of Beer Market in China in 2006

- 全年啤酒產銷量達到3515萬千升，同比增長14.7%，連續四年成為世界最大的啤酒生產和消費國及發展最快的市場之一。
  The annual sales volume reached 351.5 million hl, 14.7% up from the previous year, one of the largest country in terms of beer production and consumption and markets with fastest development pace for 4 years in consecution.
- 啤酒行業整合繼續，市場集中度進一步提高，2006年國內前十大啤酒生產商的市場份額已達62%。
  The integration continued in the sector, which resulted in the further centralization of market. In 2006, the market share of top 10 breweries in China has reached 62%.
- 由於購併價格的提高，行業發展趨勢已由企業間購併為主逐步轉向以新建、擴建為主的方式，行業新增產能增長較快。
  The development trend in the sector has gradually transformed from focusing on M&A among the breweries to greenfields and expansion due to the hike of M&A price, and the increase of output capacity in the sector is relatively fast.
- 原材料、能源及運輸等價格的上升，影響企業利潤，但由於啤酒銷售價格和管理能力的改善，使行業的銷售利潤率小幅上升。
  The rise of prices of raw materials, energy and transportation affected the growth of profit, but there was still growth of sales margin in a limited scope as a result of the improvements of sales price of beer and management capacity.
- 啤酒企業的競爭走向更高層次，品牌競爭成為關注點。
  Competition among the breweries reached a higher level, in which the competition among the brands became the focus.

2. 近八年中國啤酒行業產量變動 Changes in Output Volume of Brewery Sector in China in Recent 8 Years


產量
增長率
1999 2000 2001 2002 2003 2004 2005 2006
2088 2231 2274 2387 2540 2910 3062 3515
5.1% 6.8% 2.0% 5.0% 6.4% 14.6% 5.2% 14.7%

3. 二零零六年中國十大啤酒生產商 Top 10 Beer Producers in China in the Year of 2006

單位：萬千升


Sales Volume
353
173
166
152
133
102
65
65
China Resources Snow Breweries
Tsingtao Brewery Company Limited
Yanjing Brewery Group
Chongqing Beer Brewery
Henna Kingstar Brewery Group
Harbin Brewery Group Ltd
Zhujiang River Brewery Group
InBev Sedrin Brewery Company
Dezhou Kedaier Group Ltd
Shenzhen Kingway Brewery Co. Ltd.

銷售收入 Sales Income

單位：人民幣億元



資料來源：中國釀酒工業協會啤酒分會
Resource: Statistics Center, Brewery of China Brewing Industry Commission

二. 青島啤酒股份有限公司發展概況 Development of Tsingtao Brewery Company Limited

1. 近十年公司銷量增長趨勢 The Growth of Sales Volume in Recent 10 Years

單位：萬千升


1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
41.5 55.7 107.1 186 251 302 326 371 408 454

管理層討論與分析 Management Discussion and Analysis

2. 二零零六年分地區啤酒銷量
Sales Volume of Beer in Geographical Regions in

單位：萬千升


2006
合計 Total: 408
同比增長 Y-o-Y Growth
合計 Total: 454
130
123
155
6%
7%
19%
138
131
185
2005
2006
華南地區 South China
華北地區 North China
山東 Shandong Province

3. 二零零六年產品結構情況
Product Structure in 2006

單位：萬千升


合計 Total: 408
同比增長 Y-o-Y Growth
合計 Total: 454
133
136
139
22%
34%
-22%
163
182
109
2005
2006
主品牌 Principal Brand
第二品牌 Secondary Brands
其他品牌 Other Brands

4. 海外銷售
Overseas Sales

單位：萬千升


合計 Total: 5.1
合計 Total: 6.5
3
0.9
1.2
4.3
1
1.2
2005
2006
東南亞市場 South-east Asia
北美市場 North America
歐洲市場 Europe

5. 母公司生產成本結構
Structure of Production Cost of Parent Company


12.7%
4.6%
0.6%
0.2%
1.0%
4.2%
2.0%
17%
57.7%
2005
12.4%
5.0%
0.6%
0.2%
1.0%
4.1%
2.3%
15.7%
58.7%
2006
麥芽 Malt
大米 Rice
酒花 Hop
水 Water
輔助材料 Supporting Materials
能源 Energy
包裝材料 Packaging Materials
直接工資 Direct Salary
製造費用 Production Expenses

6. 二零零七年生產經營目標及舉措
Production and Operational Targets for 2007

- 整合與擴張戰略並舉，通過新建和异地遷建新增產能90萬千升，並實現啤酒銷量508萬千升，其中主品牌190萬千升。
  Both focuse on integration and expansion. The increased output capacity through greenfields and constructions after relocation reaches 9 million hl. To realize its sales volume of 50.8 million hl, in which principal brand reaches 19 million hl.

- 以"激情歡動，奧運同行"為主題開展奧運營銷活動，按照"1+3"品牌戰略規劃推進青島啤酒品牌和漢斯、山水、嶗山三大品牌的整合。
  Carry out the Olympic marketing activities in the theme of "Passion with Olympics", and follow the "1+3" strategic brand planning target to promote the integration between Tsingtao brand and the other three brands of Hans, Shanshui and Laoshan.

- 提升專業化管理水平和價值鏈運營能力，實現公司總體戰略、職能戰略、區域戰略和諧一致，提高公司盈利水平。
  Further strengthen the professional management and promote the operational capability of value chain, to realize the harmony and consistence of the Company's general strategy, functional strategy and regional strategy.

董事、監事和高級管理人員簡介 Profiles of Directors, Supervisors and Senior Management


李桂榮先生
Mr. LI Gui Rong


金志國先生
Mr. JIN Zhi Guo


Mr. Stephen J. BURROWS


孫明波先生
Mr. SUN Ming Bo


劉英弟先生
Mr. LIU Ying Di


孫玉國先生
Mr. SUN Yu Guo


Mr. Mark F. SCHUMM


楚振剛先生
Mr. CHU Zhen Gang


付洋先生
Mr. FU Yang


李燕女士
Ms. LI Yan


潘昭國先生
Mr. POON Chiu Kwok


孫賈堯先生
Mr. SUN Jia Yao


于嘉平先生
Mr. YU Jia Ping


黃祖江先生
Mr. HUANG Zu Jiang


任增貴先生
Mr. REN Zeng Gui


鄭曉凡女士
Ms. Frances ZHENG


劉清遠先生
Mr. LIU Qing Yuan


鍾明山先生
Mr. ZHONG Ming Shan


樊偉先生
Mr. FAN Wei


嚴旭女士
Ms. YAN Xu


張學舉先生
Mr. ZHANG Xue Ju


曹向東先生
Mr. CAO Xiang Dong


姜宏女士
Mr. JIANG Hong


張安文先生
Mr. ZHANG An Wen


袁璐女士
Ms. YUAN Lu

董事、監事和高級管理人員簡介 Profiles of Directors, Supervisors and Senior Management

董事

李桂榮先生，現年67歲，本公司董事長。李先生曾任青島市計劃委員會副主任、主任等職務，九六年六月加盟本公司並出任董事長。李先生多年從事企業管理和經濟管理工作，熟悉國家有關經濟政策、法規，在企業管理和經營決策方面有豐富的經驗。李先生具有總攬全局的戰略眼光和駕馭全局的能力，對推進公司法人治理結構和發展戰略的提升起了決定性的作用。李先生同時兼任青島啤酒集團有限公司董事長一職。

金志國先生，現年50歲，本公司副董事長、總裁，高級經濟師，中歐國際工商學院EMBA畢業。金先生於1975年進入本公司前身青島啤酒廠工作，歷任職員、動力處處長，1994年任啤酒一廠廠長助理，1996年10月出任青啤西安有限責任公司總經理，2000年8月任本公司總經理助理，2001年8月任青啤公司總經理。金先生有近三十年啤酒企業經營管理經驗，對青啤管理模式和企業文化進行創新式發展，尤其是在打造公司團隊學習能力，組織落實公司發展戰略以及推動公司整合和組織變革方面發揮了重要作用。金先生在年內入選人民網舉辦的2006年度十大「人民尊敬企業家」稱號。金先生同時兼任青島啤酒集團有限公司副董事長一職。

Mr. Stephen J. Burrows，現年55歲，本公司副董事長、非執行董事。美國密蘇里州Lindenwood大學工商管理碩士。Mr. Burrows現任美國安海斯—布希國際公司首席執行官和總裁、A-B公司戰略委員會成員。歷任A-B公司美國西南部地區銷售副總裁、消費者意識和教育副總裁、品牌管理副總裁等職務，負責「百威」品牌和A-B公司其他啤酒品牌在全美國和各地區的廣告、銷售、包裝、研究和其他的市場發展活動，有二十餘年的啤酒企業經營管理及市場運作經驗。

Directors:

Mr. LI Gui Rong, aged 67, is the Chairman of the Board of Directors of the Company. Mr. LI ever served as Deputy Director, Director in Qingdao Planning Commission before he joined the Company as Chairman in June 1996. Mr. LI has worked with corporate and economic management for many years, which helps him be familiar with the relevant State economic policies, laws and regulations, and obtain rich experience in corporate management and operational decision-making. With his strategic insights and commanding capacity on an overall basis, Mr. LI plays an ultimate role in promoting the Company's corporate governance and improving the development strategies. Besides, Mr. LI is also the Chairman of Tsingtao Brewery Group Company Limited.

Mr. JIN Zhi Guo, aged 50, is the Vice Chairman, President, and Senior Economist of the Company with EMBA from China Europe International Business School (CEIBS). Mr. JIN joined Tsingtao Brewery Factory, the predecessor of the Company, as general staff in 1975, and later, Head of Power Dept. He took the position of Assistant to Factory Manager of Tsingtao Brewery No. 1 in 1994, General Manager of Tsingtao Brewery (Xi'an) Company Limited in October 1996, Assistant to the General Manager of the Company in August 2000, and General Manager of the Company in August 2001. With over 30 years' experience in operation and management in brewery business, Mr. JIN plays an important role in developing managing mode and corporate culture in an innovative manner, especially in molding the team study capacity, implementing the development strategies and promoting the integration and organizational reform of the Company. Mr. JIN was awarded 2006 top 10 "People-respected Entrepreneur' hosted by People's Daily On-line in the year. Mr. JIN is also the Vice Chairman of Tsingtao Brewery Group Company Limited.

Mr. Stephen J. BURROWS, aged 55, is the Vice Chairman and Non-executive Director of the Company with MBA from Lindenwood University in Missouri, USA. He is currently the CEO and President of Anheuser-Busch International, Inc. as well as member of Strategic Committee of A-B Company. Mr. BURROWS has over 20 years' experience in operational management and market operations of brewery business after working for A-B Company as Vice President (Sales) in South-western Region in USA, Vice President (Consumer Consciousness and Education), Vice President (Brand Management), and being responsible for the advertising, sales, packaging, research and other activities for market development in different regions and throughout USA for "Budweiser' and other beer brands in A-B Company.

董事、監事和高級管理人員簡介 Profiles of Directors, Supervisors and Senior Management

孫明波先生，現年50歲，本公司執行董事、常務副總裁。同濟大學管理學博士。孫先生曾任本公司啤酒一廠副廠長、總工程師，本公司總經理助理兼副總工程師，孫先生具有豐富的啤酒企業生產、技術管理及戰略發展經驗，負責組織了公司與A-B公司戰略聯盟的談判和實施，統籌策劃了公司的重大資產重組和購並項目，在戰略管理理論方面有很深造詣，擁有工程系列應用研究員職稱。

Mr. SUN Ming Bo, aged 50, is the Executive Director and Executive Vice President of the Company with Doctorial Degree of Management from Tongji University. Mr. SUN ever took the position of Deputy Factory Manager and Chief Engineer of Tsingtao Brewery No. 1, Assistant to the General Manager & Vice Chief Engineer of the Company. Mr. SUN took in charge of organizing the negotiation and implementation over the strategic alignment between the Company and A-B Company, overall planning of the significant asset restructuring and projects of M&A for the Company with substantial experience in production, technical management and strategic development in brewery business. Mr. SUN obtained title of Applicable Researcher of Engineering with profound accomplishments in the theory of strategic management.

劉英弟先生，現年50歲，本公司執行董事。高級工程師。劉先生曾任青島啤酒廠副廠長、本公司副總經理，在企業生產、技術和管理等方面，具有二十多年的豐富經驗，並負責組織推進了公司的管理現代化和信息化建設。劉先生同時兼任青島啤酒集團有限公司董事、執行總裁等職務。

Mr. LIU Ying Di, aged 50, is the Executive Director and Senior Engineer of the Company. Mr. LIU was ever the Deputy Factory Manager of Qingdao Brewery No. 1, and Deputy General Manager of the Company. He has over 20 years' experience in corporate production, technology, management, and etc., and takes responsibility to organize and promote the modernization and information construction for the Company's management. Mr. LIU is also the Director and Executive President of Tsingtao Brewery Group Company Limited.

孫玉國先生，現年52歲，本公司執行董事、副總裁兼總會計師。孫先生曾任青島市財政局副處長、市國有資產管理局處長。孫先生在企業和政府部門從事財務工作二十多年，具有豐富的財務管理和資本運作經驗，擁有註冊會計師和註冊評估師資格。

Mr. SUN Yu Guo, aged 52, is the Executive Director, Vice President & General Accountant of the Company. Mr. SUN ever worked as Deputy Department Head in Finance Bureau of Qingdao, and then Department Head in State-owned Assets Administration of Qingdao. Mr. SUN had been doing financial work in the governmental departments for over 20 years with qualification of CPA and CPV (Certified Public Valuator), which brought him rich experience in financial management and capital operations.

Mr. Mark F. Schumm，現年51歲，本公司非執行董事。美國密執根大學工商管理碩士，主修財政金融。Mr. Schumm現任安海斯-布希國際公司中國業務發展副總裁。Mr. Schumm在啤酒行業有20多年的經驗，在A-B公司曾負責公司規劃及國際業務發展工作，並在財會、金融、出口、歐洲及加拿大地區的產品品牌管理，在日本實地經營管理以及亞洲業務的開拓發展方面有豐富的經驗。

Mr. Mark F. SCHUMM, aged 51, is the Non-executive Director of the Company. He obtained MBA from principal Major of Finance at University of Michigan, USA. Mr. SCHUMM is currently the Vice President (China Business Development) of Anheuser-Busch International, Inc. In the past 20 years, Mr. SCHUMM worked for A-B Company to be responsible for the corporate planning and development of international business, as well as the accounting, finance, export, brand management for their products in Europe and Canada, and obtained rich experience in site operational management in Japan as well as business development in Asia.

董事、監事和高級管理人員簡介 Profiles of Directors, Supervisors and Senior Management

楚振剛先生，現年58歲，本公司獨立董事。高級經濟師，南開大學EMBA畢業。楚先生現任青島市企業發展投資有限公司總經理，曾任青島市燃料公司副經理，青島市經濟委員會處長，青島市經委副主任、青島市市南區副區長等職，具有二十餘年企業管理和經濟管理經驗。楚先生同時擔任青島朗訊科技通訊設備有限公司董事及青島黃海橡膠股份有限公司副董事長等職務。

Mr. CHU Zhen Gang, aged 58, is the Independent Director of the Company, and Senior Economist with EMBA from Nankai University. He is the General Manager of Qingdao Enterprise Developing & Investing Co., Ltd. Mr. CHU was ever the Deputy Manager of Qingdao Fuel Co., Ltd., Department Head and Deputy Director of Qingdao Economy Commission, Vice Head of Government of Shinan District of Qingdao, with over 20 years' experience in corporate and economic management. Mr. CHU is also the Director of Lucent Technologies Qingdao Communications Systems, Ltd., Vice Chairman of Qingdao Yellow Sea Rubber Co., Ltd., and etc.

付洋先生，現年57歲，本公司獨立董事。付先生為中國國際經濟貿易仲裁委員會仲裁員、北京市康達律師事務所合夥人、主任、中信國安信息產業股份有限公司獨立董事。付先生曾任全國人大法制工作委員會經濟法室副主任，第三、四、五屆中華全國律師協會副會長，主要參加過經濟合同法、涉外經濟合同法、礦產資源法、藥品管理法、公司法、環保法等40餘部法律的制訂工作。

Mr. FU Yang, aged 57, is the Independent Director of the Company. He is the Arbitrator of China International Economic and Trade Arbitration Commission, Partner and Director of Kang Da Law Firm in Beijing, Independent Director of CITIC Guo'an Information Industry Co., Ltd. Mr. FU also served as Deputy Director of the Economic Law Office in the Commission of Legislative Affairs of NPC, as well as Vice President of 3rd, 4th and 5th All China Lawyers Association. He participated in preparation of over 40 laws such as Economic Contract Law, Law on Economic Contracts Involving Foreign Interest, Mineral Resources Law, Law on the Administration of Drugs, Company Law, and Environmental Protection Law.

李燕女士，現年50歲，本公司獨立董事。李女士現任中央財經大學財政與公共管理學院教授、財政學院副院長、中國財稅法學研究會理事、全國財政學教學研究會理事。李女士擁有註冊會計師專業資格，並為中國註冊會計師協會非執業會員。李女士主編了國家級重點教材《政府預算的理論與實務》等教材、專著20餘部，並主持了國家社會科學基金課題《公共服務提供機制構建研究—基於公共財政研究視角》和參與了國務院國資委《國有資本經營預算研究》、財政部《政府採購制度研究》、教育部《社會保障資金籌集、使用、運營》、中國法學會《財稅宏觀調控及其立法研究》等多項國家级、部委级課題的研究，發表學術論文多篇，並多次獲獎。

Ms. LI Yan, aged 50, is the Independent Director of the Company. She is the Professor in School of Public Finance and Administration and Vice President of Finance School at Central University of Finance and Economics, member of China Finance and Taxation Law Society and member of National Institute of Teaching Study of Finance. Ms. LI is the Non-professional Member with CPA certificate of The Chinese Institute of Certified Public Accountants. She edited as Editor-in-chief over 20 textbooks and professional works including a State key textbook *The Theory and Practice of Government Budget* and, furthermore, hosted *Research on Public Services Supplying Mechanism Construction — Research on Public Finance*, the subject of the National Social Science Fund, participated in the research of the State or Ministry subjects and published the relevant papers on them and by which won some awards. These subjects are: *Research on State-owned Capital Management and Budget* for the State-owned Assets Supervision and Administration Commission of the State Council, *Research on Governmental Purchasing System* for Ministry of Finance, *Collection, Utilization and Management of Social Security Fund* for Ministry of Education, and *Research on Micro-control and Legislation of Financial Taxes* for China Law Society.

董事、監事和高級管理人員簡介 Profiles of Directors, Supervisors and Senior Management

潘昭國先生，現年44歲，本公司獨立董事。潘先生現任職華寶國際控股有限公司執行董事。潘先生在金融及證券業已從業超過20年，於上市監管、商業銀行及投資銀行方面擁有廣泛資深的經驗，並曾負責過多宗在香港聯交所上市融資的大型交易。潘先生擁有國際會計學碩士學位、法律(榮譽)學士及商業學(榮譽)學士學位，並分別為香港證券專業學會會員、英國特許秘書及行政人員公會及香港特許秘書公會會員。潘先生目前為香港證券專業學會專業教育委員會委員，及在另一家香港交易所主板上市公司中擔任獨立董事。

Mr. POON Chiu Kwok, aged 44, is the Independent Director of the Company. He now serves as an Executive Director of Huabao International Holdings Limited. Mr. Poon has been working in the financial and securities sector for over 20 years. He has broad experience in listed companies corporate governance, commercial banking, and investment banking. He has also lead-managed a number of major listings on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Mr. Poon holds a Master's Degree in International Accounting, a Bachelor's Degree with Honours in Laws and a Bachelor's Degree with Honours in Business Studies. He is a member of the Hong Kong Securities Institute, associate members of the Institute of Chartered Secretaries and Administrators, and the Hong Kong Institute of Chartered Secretaries. He is a committee member of Professional Education Committee of Hong Kong Securities Institute. Mr. Poon currently serves as an Independent Non-executive Director of another company listed on the Main Board of the Stock Exchange.

監事

Supervisors

孫賈堯先生，現年57歲，本公司監事會主席。高級政工師，山東工學院工業企業管理專業畢業，大專文化程度。孫先生兼任青島益青國有資產控股公司監事會主席，青島流亭國際機場有限公司監事會主席，青島啤酒集團有限公司監事會主席。孫先生曾任青島毛巾廠黨委副書記、台東區政府副區長、青島市紡織總公司董事，熟悉企業管理及經濟管理。1999年起，先後被市政府委派擔任青島凱聯(集團)有限責任公司和青島(香港)華青發展有限公司專職監事會主席，積累了豐富的監事會運作經驗。

Mr. SUN Jia Yao, aged 57, is the Chairman of the Board of Supervisors of the Company, and Senior Human Relations Coordinator. He graduated from Major of Industrial Corporate Management at Shandong Institute of Technology. Mr. SUN is also the Chairman of the Board of Supervisors of Qingdao Yiqing State-owned Assets Holdings Company, Qingdao Liuting International Airport Company, and Tsingtao Brewery Group Company Limited. Mr. SUN ever served as Deputy Secretary to the Party of Qingdao Towel Factory, Deputy Head of Government of Taidong District of Qingdao, and Director of Qingdao Textile Corporation, which helped him be familiar with corporate and economic management. Since 1999, Mr. SUN has accumulated considerable experience in operating Board of Supervisors through taking the position as full-time Chairman of Board of Supervisors of Qingdao Kailian (Group) Corporation Limited and Qingdao (Hong Kong) Huaqing Development Co., Ltd. under assignment by the People's Government of Qingdao.

于嘉平先生，現年44歲，本公司監事。中歐國際工商學院EMBA畢業。于先生現任本公司總裁助理、運營管理總部部長。曾任青島啤酒麥芽廠副廠長、啤酒二廠廠長、青島啤酒廠廠長等職，從事企業內部管理工作多年，有豐富的企業管理經驗。

Mr. YU Jia Ping, aged 44, is the Supervisor of the Company with EMBA from China Europe International Business School (CEIBS). He is currently the Assistant to the President & Head of Operations Management Dept. of the Company. Mr. YU ever took positions of Deputy Factory Manager of Tsingtao Brewery Malt Factory, Factory Manager of Tsingtao Brewery No. 2, and Factory Manager of Tsingtao Brewery Factory, which brought him rich experience in corporate management after years of work for internal corporate management.

董事、監事和高級管理人員簡介 Profiles of Directors, Supervisors and Senior Management

黄祖江先生，現年41歲，本公司監事。南開大學EMBA畢業。黄先生現任本公司青島啤酒二廠廠長，曾任青島啤酒二廠釀造車間主任、生產計劃處處長、廠長助理、副廠長，深圳青島啤酒朝日有限公司董事、副總經理等職，從事企業內部管理工作多年，有豐富的企業管理經驗。

Mr. HUANG Zu Jiang, aged 41, is the Supervisor of the Company with EMBA from Nankai University. He is currently the Factory Manager of Tsingtao Brewery No. 2. Mr. HUANG ever worked as Director of Brewing Workshop, Head of Production Planning Dept., Assistant to the Factory Manager and Deputy Factory Manager of Tsingtao Brewery No. 2, as well as Director, Vice General Manager of Shenzhen Tsingtao Beer Asahi Company Limited, and etc. Mr. HUANG accumulates substantial experience in corporate management after having worked for the internal corporate management for years.

任增貴先生，現年43歲，本公司監事。中國對外經濟貿易大學MBA課程班畢業，擁有會計師職稱。任先生現任本公司審計總部部長，曾任本公司青島啤酒第五有限公司財務總監、監事會辦公室審計處處長。從事財務工作近20年，有豐富的企業財務管理及審計工作經驗。

Mr. REN Zeng Gui, aged 43, is the Supervisor of the Company with MBA from University of Foreign Business and Economics, and holds title of Accountant. He is the Head of Audit Dept. of the Company. Mr. REN was ever the Finance Director of Tsingtao Brewery No. 5 Company Limited, and Head of Audit Dept. under Office to the Board of Supervisors. He has been working with financial and auditing affairs for nearly 20 years, which brought him substantial experience in corporate finance management and auditing.

鄭曉凡女士，現年44歲，本公司監事。美國賓西法尼亞州伊思坦大學工商管理碩士。鄭女士現任安海斯-布希亞洲公司財務總監。鄭女士在美國、香港等地的國際性企業工作多年，經驗豐富，工作範圍包括業務發展、税務籌劃及投資咨詢等專業服務，以及公司規劃、財務分析和企業管理。

Ms. Frances ZHENG, aged 44, is the Supervisor of the Company. She obtained MBA from Eastern University of Pennsylvania, USA. She is currently the Finance Director of Anheuser-Busch Asia, Inc. Ms ZHENG has worked for international companies in USA and Hong Kong for years, focusing on the professional services including business development, taxation planning and investment consultation other than corporate planning, financial analysis and corporate management.

劉清遠先生，現年58歲，本公司監事。畢業於青島化工學院，劉先生現任山東天和人律師事務所主任。劉先生曾任青島市市南區律師事務所律師，具有長期的法律工作經驗。

Mr. LIU Qing Yuan, aged 58, is the Supervisor of the Company. Mr. LIU graduated from Qingdao Institute of Chemical Engineering. He is currently the Director of Shandong Tianheren Law Firm. He was ever the lawyer of Qingdao Shinan District Law Firm with substantial experience in legal affairs.

鍾明山先生，現年55歲，本公司監事。高級會計師，大專文化程度。鍾先生現任山東德盛有限責任會計師事務所所長，歷任財務科長、青島會計師事務所副所長、青島市財政駐廠員處副主任。長期從事財務工作，擁有中國註冊會計師執業資格。

Mr. ZHONG Ming Shan, aged 55, is the Supervisor of the Company and Senior Accountant. He is currently the Head of Shandong Desheng CPA Ltd. Mr. ZHONG has a long history in financial work with Profession Qualification of CCPA after having served as Head of Finance Section, Vice Head of Qingdao CPA Services, and Deputy Director of Plant Representative Dept. of Qingdao Finance Bureau.

董事、監事和高級管理人員簡介 Profiles of Directors, Supervisors and Senior Management

高級管理人員

樊偉先生，現年47歲，本公司總釀酒師。江南大學碩士研究生畢業。樊先生曾任本公司青島啤酒二廠副廠長、總工程師等職，有豐富的啤酒企業生產、科研及技術管理經驗，擁有工程系列應用研究員職稱。

嚴旭女士，現年42歲，本公司副總裁。亞洲(澳門)國際公開大學EMBA畢業。嚴女士曾任珠江啤酒集團總經理助理、董事兼副總經理，一九九九年一月加盟本公司。嚴女士長期從事啤酒銷售及市場管理工作，具有豐富的市場營銷經驗。

張學舉先生，現年52歲，本公司副總裁。張先生曾任本公司財務負責人、董事會秘書、銷售公司總經理，具有多年的啤酒企業管理和市場營銷經驗。

曹向東先生，現年55歲，本公司副總裁。曹先生曾任青啤二廠處長、廠長及青啤一廠廠長、本公司總經理助理等職，具有長期的啤酒企業經營管理經驗。

姜宏女士，現年50歲，本公司副總裁，高級經濟師，南開大學EMBA畢業。姜女士歷任本公司生產部部長、青島啤酒二廠廠長、本公司監事、企業管理部部長、總裁助理等職，具有豐富的啤酒企業生產和管理經驗。

張安文先生，現年49歲，本公司副總裁，陝西工商管理學院EMBA畢業。張先生歷任青島啤酒西安有限責任公司總經辦主任、副總經理、總經理等職，具有豐富的啤酒企業生產和管理經驗。

Senior Management

Mr. FAN Wei, aged 47, is the Chief Brewer of the Company. Mr. FAN graduated with a Master's Degree from Southern Yangtze University. He ever took the position of Deputy Factory Manager and Chief Engineer of Tsingtao Brewery No. 2 He has rich experience in production, scientific research and technical management in a brewery with title of Applicable Researcher of Engineering.

Ms. YAN Xu, aged 42, is the Vice President of the Company. Ms. Yan graduated from Asia International Open University (Macau) with EMBA. She was ever the Assistant to the General Manager, Director & Deputy General Manager of Zhujiang River Brewery Group Company before she joined the Company in January 1999. Ms. YAN has rich experience in marketing as she has been focusing on beer sales and market management for many years.

Mr. ZHANG Xue Ju, aged 52, is the Vice President of the Company. Mr. ZHANG was ever the Financial Officer, Secretary to the Board of Directors of the Company, and General Manager of Sales Company. He has years of experience in management of brewery business and marketing.

Mr. CAO Xiang Dong, aged 55, is the Vice President of the Company. He has substantial experience in operating and managing brewery business after having served as Department Head, Factory Manager of Tsingtao Brewery No. 2, Factory Manager of Tsingtao Brewery No. 1, Assistant to the General Manager of the Company, and etc.

Mr. JIANG Hong, aged 50, is the Vice President and Senior Economist of the Company with EMBA from Nankai University. She has rich experience in production and management in brewery business after having served as Head of Production Dept. of the Company, Factory Manager of Tsingtao Brewery No. 2, Supervisor, Head of Corporate Management Dept., and Assistant to the President of the Company.

Mr. ZHANG An Wen, aged 49, is the Vice President of the Company. Mr. ZHANG graduated with EMBA from Shaanxi Institute of Business Management. He has rich experience in production and management of brewery business after having served as Director of Office to General Manager, Deputy Manager and General Manager of Tsingtao Brewery (Xi'an) Company Limited.

董事、監事和高級管理人員簡介 Profiles of Directors, Supervisors and Senior Management

袁璐女士，現年51歲，本公司董事長助理、董事會秘書，袁女士歷任本公司董事會秘書室主任、董事會秘書。長期從事公司董事會秘書及投資者關係管理工作，參與了公司多項資本運作項目的策劃、談判及實施，在公司法人治理結構建設和上市公司運作方面具有豐富的經驗。2005年袁女士榮獲「首屆中國上市公司金牌董秘」稱號，並於2006年成為國際特許秘書總會及香港特許秘書公會的資深會士。

Ms. YUAN Lu, aged 51, is the Assistant to Chairman and Secretary to the Board of Directors of the Company. She was ever the Director of Secretaries' Office to the Board of Directors and Secretary to the Board of Directors. Ms. YUAN has a long history involving secretarial work to the Board of Directors and management of investor relations of the Company. She participated in a couple of planning, negotiation and implementation of capital operation projects for the Company, and has rich experience in construction of corporate governance and operation of listed company. In 2005, Ms. YUAN was awarded "The 1st Golden Board Secretary of Listed Companies in China'. She is also elected to Fellow of the Institute of Chartered Secretaries and Administrators (FCIS) and Hong Kong Institute of Chartered Secretaries (FCS) in 2006.


TSINGTAO
激情成就梦想
Passion dreams & success

重要事項 Significant Events

一. 報告期內公司的重大訴訟、仲裁事項

本公司2001年度報告中披露的青島市光明總公司(「光明公司」)訴本公司違反經銷合同案，最高人民法院於2005年11月21日做出終審判決，本公司賠償光明總公司各項費用本金約需人民幣2,485萬元(本公司已根據一審判決結果於2004年度財務報告中預提)；同時光明總公司需向本公司支付貨款人民幣659萬元並返還其佔用的車輛及啤酒設備。本案於2006年1月進入執行程序後，本公司與光明公司於2006年2月完成了車輛、設備等實物的交接；並於2006年11月與光明公司達成執行和解協議並履行完畢，共向光明公司支付2,080萬元。2006年11月30日，山東省高級人民法院向本公司送達了執行終結裁定書，本案執行完畢。


青島啤酒
純生

二. 報告期內收購及新建事項

1. 經本公司董事會批准，本公司下屬控股子公司所轄 — 青島啤酒漢斯寶雞有限公司(「漢斯寶雞公司」)與公司其他關聯方 — 寶雞啤酒股份有限公司(「寶啤股份」)，於2006年3月簽訂《資產買賣協議》，約定漢斯寶雞公司以自有資金現金12,332萬元人民幣購買寶啤股份擁有的東廠的房屋、土地及機器設備等與啤酒生產相關的資產，該等資產的評估價值為11,044萬元人民幣，賬面原資產值為9,780萬元人民幣。這次收購價格的確定依據是按照評估價溢價的11%。目前，所收購資產的過戶手續已辦理完畢。

I Material Litigations and Arbitrations

For the lawsuit disclosed in the Company's 2001 Annual Report that Qingdao Guangming General Company ("Guangming Company") prosecuted the Company for breach of the Sales Contract, the Supreme People's Court made final judgment on 21 November 2005 that, the Company compensated Guangming Company approximately RMB24.85 million (the Company had accrued for damage in the 2004 financial statements in accordance with the initial judgment) for the principal of all of its expenses; while Guangming Company was requested to pay RMB6.59 million for the goods, and return the vehicles and beer appliance occupied by it to the Company. After the case entered the procedure of execution in January 2006, the Company and Guangming Company had completed the hand-over of materials including vehicles and equipment in February 2006; and finalized an execution reconciliation agreement between them and completed the implementation of it in November 2006, with a total payment of RMB20.8 million to Guangming Company. On 30 November 2006, Shandong Supreme People's Court delivered the determination of conclusion of execution to the Company, and hence the execution of the case was completed.

II Acquisitions and Greenfields

1. Under the approval of the Board, Tsingtao Brewery Hans Baoji Company Limited ("Hans Baoji"), managed by the controlling subsidiary of the Company, signed *Assets Sales Agreement* in March 2006 with Baoji Brewery Co., Ltd. ("Baoji Brewery"), a related party of the Company, pursuant to which Hans Baoji purchased the brewing-related assets including premises, lands, and machinery and equipment from the East Plant of Baoji Brewery for RMB123.32 million with its own funds in cash. These assets are valued at RMB110.44 million, and its original face value is RMB97.8 million. The determination of the purchase price is based on the 11% of the premium of the valued price. At present, the transfer of purchased assets has been completed.

重要事項 Significant Events

2. 經本公司董事會批准，公司在濟南投資新建一期年產20萬千升啤酒生產基地，項目總體規劃為40萬千升，其中，一期工程計劃總投資約3億元人民幣，預計於2007年底投產。本公司全資擁有的青島啤酒(濟南)有限公司已於2006年11月1日成立，註冊資本為8,000萬元人民幣，對鞏固和拓展本公司現有山東基地市場份額具有重要的戰略意義。

2. Under the approval of the Board of Directors, the Company invests and establishes the first part of a brewery base in Jinan with annual output capacity of 2 million hl, and its planned total output capacity may reach 4 million hl. The total investment for the first part of this project is about RMB300 million. It is expected that the first part of the project will be put into production at the end of 2007. Tsingtao Brewery (Jinan) Company Limited, wholly owned by the Company, was established on 1 November 2006 with registered capital of RMB80 million, which has significant strategic meanings in consolidating and expanding the Company's existing market share in Shandong Province.

三. 報告期內公司對子公司提供擔保及委託貸款事項

III Guarantees and Trusted Loans Provided to Subsidiaries

報告期內，本公司對外擔保均系為附屬公司銀行貸款和票據以及往來借款提供的擔保。截至2006年12月31日止，本公司為下屬控股子公司的銀行貸款和承兑匯票提供擔保的總金額為人民幣48,300萬元；其中包括為全資附屬公司青島啤酒香港貿易有限公司的一筆金額為美元1,500萬元往來借款提供的連帶責任擔保。

In the reporting period, all of the Company's guarantees to the outside were those for bank loans, bills and recurrent loans of its subsidiaries. As of 31 December 2006, the total amount guaranteed by the Company for the bank loans and accepted bills of exchange of its controlling subsidiaries reached RMB483 million, in which including the guarantee to take corresponding responsibilities for a recurrent loan of its wholly-owned subsidiary Tsingtao Brewery (Hong Kong) Trading Company Limited of USD15,000,000.

另外，本公司控股子公司青島啤酒第五有限公司為其持股40%的青島青啤朝日飲品有限公司向境內商業銀行申請的總額為2,400萬元人民幣的授信業務提供展期擔保，擔保期限為12個月，自2006年7月16日至2007年7月15日。詳情請見本公司於2006年7月18日發出之公告。

In addition to these, Tsingtao Brewery No. 5 Company Limited, the controlling subsidiary of the Company, provided extension guarantee for loans of total amount of RMB24 million applied by Qingdao Tsingtao Beer Asahi Company Limited, in which it holds 40% stake, to the domestic commercial banks. The period of the guarantee is 12 months from 16 July 2006 to 15 July 2007. For further details of it, please refer to the announcement made by the Company both at home and in abroad on 18 July 2006.

報告期內，本公司沒有發生委託理財事項。為保障子公司的生產經營，本公司為下屬控股子公司合計發放的委託貸款總金額約為人民幣258,916萬元。

In the same period, no trusted wealth management issues occurred. To secure the production and operation of its subsidiaries, about RMB2,589,160,000 in aggregate of trusted loans was provided by the Company to its controlling subsidiaries.

四. 託管事項

IV Custody

根據本公司與青島啤酒集團有限公司(「集團公司」)簽訂的《委託經營管理協議》及其補充協議，報告期內本公司繼續對集團公司在青島啤酒(揚州)有限公司(「揚州公司」)中持有的80%股權進行受託管理，並將揚州公司納入財務報表合併範圍。

Under the *Entrusted Operation and Management Agreement* and its supplementary agreement signed between the Company and Tsingtao Brewery Group Company Limited ("Group Company"), the Company went on to manage the Group Company's 80% stake in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") as its custodian and included it into the consolidating scope of financial statements during the reporting period.

重要事項 Significant Events

五. 報告期後重大事項

根據國務院國有資產監督管理委員會批准，青島市國資委將登記在其名下的39,982萬股本公司股份(佔本公司已發行股份總數的30.56%)全部無償劃轉至其全資子公司—集團公司持有，上述劃轉的股份過戶手續已於2007年4月4日辦理完畢。目前，青島市國資委不再直接持有本公司股份，集團公司為本公司第一大股東。

V Significant Events after the Reporting Period

Under the approval of the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC"), SASAC Qingdao has completed the procedures of transfer of 399,820,000 shares (30.56% of listed shares of the Company) registered under its name to its wholly-owned subsidiary Tsingtao Brewery Group Company Limited at nil consideration on 4 April 2007. By now, SASAC Qingdao no longer directly holds any shares in the Company and Tsingtao Brewery Group Company Limited becomes the largest shareholder of the Company.


TSINGTAO

財務報告 Financial Report

按香港財務報告準則編制的財務報表
Financial Statements Prepared in Accordance with HKFRS

按照中國會計準則編制的財務報表
Financial Statements Prepared in Accordance with PRC GAAP

Independent Auditor's Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

TO THE SHAREHOLDERS OF
TSINGTAO BREWERY COMPANY LIMITED
(A Sino-foreign joint stock company established in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Tsingtao Brewery Company Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 58 to 118 which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 19 April 2007

Balance Sheets

(Prepared in accordance with HKFRS)
(All amounts expressed in RMB thousands unless otherwise stated)

		Group		Company	
		As at 31 December		As at 31 December	
	Note	**2006**	2005	**2006**	2005
ASSETS					
Non-current assets					
Property, plant and equipment	7	**5,098,594**	5,263,964	**957,531**	950,038
Leasehold land and land use rights	6	**676,759**	660,197	**68,892**	65,525
Prepayment for land use rights		**17,442**	—	**17,442**	—
Intangible assets	8	**232,493**	379,488	**78,741**	79,189
Investments in subsidiaries	9	**—**	—	**1,628,989**	1,722,295
Loans to subsidiaries	9	**—**	—	**2,759,788**	2,735,123
Interest in associates	10	**18,576**	21,789	**6,004**	7,498
Deferred income tax assets	17	**70,813**	21,806	**41,563**	17,600
Available-for-sale financial assets		**—**	993	**16,504**	18,315
Other long-term assets		**27,258**	29,880	**22,664**	27,670
		6,141,935	6,378,117	**5,598,118**	5,623,253
Current assets					
Inventories	11	**1,641,319**	1,423,927	**316,998**	225,223
Amounts due from subsidiaries		**—**	—	**146,509**	12,314
Trade receivables	12	**101,180**	105,068	**33,535**	74,852
Bills receivable		**44,979**	75,213	**—**	2,498
Deposits, prepayments and other receivables		**415,803**	327,272	**88,736**	192,971
Pledged bank deposits	19	**19,524**	17,570	**—**	—
Cash and cash equivalents		**1,213,243**	1,248,291	**594,700**	478,090
		3,436,048	3,197,341	**1,180,478**	985,948
Total assets		**9,577,983**	9,575,458	**6,778,596**	6,609,201
EQUITY					
Capital and reserves attributable to the Company's shareholders					
Share capital	13	**1,308,219**	1,308,219	**1,308,219**	1,308,219
Other reserves	14	**3,796,626**	3,673,572	**3,541,588**	3,449,508
Retained earnings					
— Proposed final dividend		**287,808**	209,315	**287,808**	209,315
— Others		**(145,224)**	(234,716)	**528,623**	358,462
		5,247,429	4,956,390	**5,666,238**	5,325,504
Minority interests		**452,294**	576,686	**—**	—
Total equity		**5,699,723**	5,533,076	**5,666,238**	5,325,504

Balance Sheets *(Continued)*

(Prepared in accordance with HKFRS)
(All amounts expressed in RMB thousands unless otherwise stated)

		Group		Company	
		As at 31 December		As at 31 December	
	Note	**2006**	2005	**2006**	2005
LIABILITIES					
Non-current liabilities					
Borrowings	*15*	**53,259**	21,786	**—**	—
Derivative financial instruments	*16*	**3,749**	90	**3,749**	90
Deferred income tax liabilities	*17*	**16,448**	17,374	**—**	—
Long-term loan due to a shareholder	*31(b)*	**117,131**	121,053	**—**	—
Other financial liabilities	*9(f)*	**31,800**	—	**—**	—
		222,387	160,303	**3,749**	90
Current liabilities					
Trade payables	*18*	**794,675**	710,997	**133,615**	136,719
Bills payable	*19*	**250,117**	345,844	**70,900**	71,800
Accruals and other payables		**1,766,404**	1,576,309	**450,760**	317,709
Deposits and advance from customers		**191,662**	219,005	**62,899**	82,451
Taxes payable		**51,106**	61,981	**—**	22,044
Dividends payable		**—**	12,221	**—**	2,924
Borrowings	*15*	**599,745**	949,171	**390,435**	645,616
Current portion of long-term bank loans	*15*	**2,164**	6,551	**—**	4,344
		3,655,873	3,882,079	**1,108,609**	1,283,607
Total liabilities		**3,878,260**	4,042,382	**1,112,358**	1,283,697
Total equity and liabilities		**9,577,983**	9,575,458	**6,778,596**	6,609,201
Net current (liabilities)/assets		**(219,825)**	(684,738)	**71,869**	(297,659)
Total assets less current liabilities		**5,922,110**	5,693,379	**5,669,987**	5,325,594

LI Guirong
Director

SUN Yuguo
Director

The notes on pages 63 to 118 are an integral part of these consolidated financial statements.

Consolidated Income Statement

(Prepared in accordance with HKFRS)
(All amounts expressed in RMB thousands unless otherwise stated)

	Note	Year ended 31 December 2006	2005
Sales	5	**11,677,160**	10,019,857
Cost of goods sold	22	**(8,003,086)**	(6,978,719)
Gross profit		**3,674,074**	3,041,138
Selling and marketing expenses		**(2,020,660)**	(1,654,863)
Administrative expenses		**(837,020)**	(770,791)
Other gains — net	20	**92,674**	102,804
Other operating losses — net	21	**(255,390)**	(138,987)
Operating profit		**653,678**	579,301
Finance expenses — net	24	**(26,899)**	(43,269)
Share of profit/(loss) of associates — net	10	**1,041**	(4,370)
Profit before income tax		**627,820**	531,662
Income tax expense	25(a)	**(179,063)**	(188,356)
Profit for the year		**448,757**	343,306
Attributable to:			
Shareholders of the Company		**447,867**	306,589
Minority interests		**890**	36,717
		448,757	343,306
Earnings per share for profit attributable to the Shareholders of the Company during the year (expressed in RMB per share)			
— Basic and diluted	26	**0.34**	0.25
Dividends	27	**287,808**	209,315

The notes on pages 63 to 118 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(Prepared in accordance with HKFRS)
(All amounts expressed in RMB thousands unless otherwise stated)

		Attributable to shareholders of the Company					Minority interests	Total
	Note	Share capital	Convertible bonds	Other reserves *(Note 14)*	Proposed final dividends	Accumulated losses		
Balance at 1 January 2005		1,060,000	1,191,192	2,630,088	196,233	(231,702)	544,333	5,390,144
Dividends declared		—	—	—	(196,233)	—	(48,474)	(244,707)
Profit for the year		—	—	—	—	306,589	36,717	343,306
Proposed dividends	27	—	—	—	209,315	(209,315)	—	—
Profit appropriation to surplus reserve	14	—	—	52,858	—	(52,858)	—	—
Profit appropriation to public welfare fund	14	—	—	47,430	—	(47,430)	—	—
Conversion of convertible bonds		248,219	(1,191,192)	942,973	—	—	—	—
Translation difference		—	—	223	—	—	—	223
Acquisition of a new subsidiary		—	—	—	—	—	44,791	44,791
Disposal of a subsidiary		—	—	—	—	—	2,328	2,328
Partial disposal of interests in subsidiaries		—	—	—	—	—	(1,119)	(1,119)
Capital contribution from minority shareholders		—	—	—	—	—	250	250
Others		—	—	—	—	—	(2,140)	(2,140)
Balance at 31 December 2005		1,308,219	—	3,673,572	209,315	(234,716)	576,686	5,533,076
Balance at 1 January 2006		1,308,219	—	3,673,572	209,315	(234,716)	576,686	5,533,076
Dividends declared		—	—	—	(209,315)	—	(55,772)	(265,087)
Profit for the year		—	—	—	—	447,867	890	448,757
Proposed dividends	27	—	—	—	287,808	(287,808)	—	—
Profit appropriation to surplus reserve	14	—	—	70,567	—	(70,567)	—	—
Translation difference		—	—	3,986	—	—	—	3,986
Acquisition/disposal interests from/to minority shareholders *(Note 9(e))*		—	—	48,501	—	—	(42,197)	6,304
Reclassified to financial liabilities *(Note 9(g))*		—	—	—	—	—	(31,800)	(31,800)
Others		—	—	—	—	—	4,487	4,487
Balance at 31 December 2006		1,308,219	—	3,796,626	287,808	(145,224)	452,294	5,699,723

The notes on pages 63 to 118 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

(Prepared in accordance with HKFRS)
(All amounts expressed in RMB thousands unless otherwise stated)

	Note	Year ended 31 December 2006	2005
Cash flows from operating activities			
Cash generated from operations	28	**1,332,490**	1,365,514
Interest received		**22,499**	16,886
Income tax paid		**(244,613)**	(236,477)
Net cash generated from operating activities		**1,110,376**	1,145,923
Cash flows from investing activities			
Acquisition of a subsidiary, net of cash acquired		**—**	(174,732)
Purchase of property, plant and equipment, construction-in-progress and intangible assets		**(600,751)**	(317,275)
Proceeds from sales of property, plant and equipment	28	**58,330**	43,307
Acquisition of associated companies and other investments		**—**	(1,500)
Decrease in short-term bank deposits and pledged bank deposits		**6,306**	14,656
Cash received from derivative financial instruments		**11,135**	9,235
Dividend received		**3,313**	10
Net cash used in investing activities		**(521,667)**	(426,299)
		588,709	719,624
Cash flows from financing activities			
Proceeds from borrowings		**568,470**	882,959
Repayment of borrowings		**(876,781)**	(1,417,599)
Contribution from minority shareholders		**15,703**	250
Cash received upon conversion of convertible bond		**—**	39,745
Interest paid		**(53,147)**	(69,327)
Dividends paid to Company's shareholders		**(212,165)**	(195,409)
Dividends paid to minority interests		**(65,519)**	(39,177)
Net cash used in financing activities		**(623,439)**	(798,558)
Net decrease in cash and cash equivalents		**(34,730)**	(78,934)
Cash and cash equivalents at beginning of the year		**1,248,291**	1,330,327
Exchange losses on cash and cash equivalents		**(318)**	(3,102)
Cash and cash equivalents at end of the year		**1,213,243**	1,248,291

The notes on pages 63 to 118 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

1 GENERAL INFORMATION

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16 June 1993. It obtained a business license as a Sino-foreign joint stock company on 27 December 1995. Its H shares have been listed on the Main Board of the Stock Exchange of Hong Kong Limited since 15 July 1993 and its A shares have been listed on the Shanghai Stock Exchange since 27 August 1993.

The Company and its subsidiaries (together "the Group") are principally engaged in the production and distribution of beer products. The Company's registered address is Tsingtao Beer Tower, May Fourth Square, Hong Kong Zhong Road, Qingdao, PRC.

These consolidated financial statements have been approved for issue by the Board of Directors on 19 April 2007.

The English language names of some of the companies referred to in the financial statements represent unofficial translation of their registered Chinese names by management and these English language names have not been legally adopted by these entities.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to both 2005 and 2006 presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

(a) Amendments to published standards effective in 2006

The following amendments to standards are mandatory by financial periods beginning on or after 1 January 2006.

- HKAS 21 Amendment — Net Investments in a Foreign operation. This amendment does not have material impact on the Group's consolidated equity; and

- HKAS 39 and IFRS 4 Amendment — Financial Guarantee Contracts. This amendment has assessed to have no significant effect to the Group.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.1 Basis of preparation *(Continued)*

(b) ***New standards, interpretations to existing standards that are not yet effective and have not been early adopted by the Group***

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 May 2006 or later periods that the Group has not early adopted:

- HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply HK(IFRIC)-Int 10 from 1 January 2007, but it is not expected to have any impact on the Group's accounts; and

- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after 1 January 2007. HKAS 1, "Amendments to capital disclosures", effect for annual periods beginning on or after 1 January 2007. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1. The Group will apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning 1 January 2007.

(c) ***Interpretation to existing standards that are not yet effective and not relevant to the Group's operations***

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 May 2006 or later periods but are not relevant to the Group's operations:

- HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective for annual periods beginning on or after 1 May 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of HKFRS 2. Management does not expect this interpretation to have material impact on the Group;

- HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies (effective from 1 March 2006). HK(IFRIC)-Int 7 provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional Currency, when the economy was not hyperinflationary in the prior period. As none of the group entities has a currency of a hyperinflationary economy as its functional currency, HK(IFRIC)-Int 7 is not relevant to the Group's operations;

- HK(IFRIC)-Int 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006). HK(IFRIC)-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment if required. As none of the group entities has changed the terms of their contracts, HK(IFRIC)-Int 9 is not relevant to the Group's operations.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.1 Basis of preparation *(Continued)*

(c) ***Interpretation to existing standards that are not yet effective and not relevant to the Group's operations (Continued)***

- IFRIC-Int 11 — IFRS2, Group and Treasury Share Transaction (effective for annual periods beginning on or after 1 March 2007). IFRIC-Int 11 provides guidance on the how to apply requirements of IFRS 2 when involving the equity instruments of the parent or subsidiaries and when involving the purchase of the entity's own equity instrument from third parties. As the Company's Article of Association does not provide any provision for treasury share and redemption of the Company's own shares, IFRIC-Int 11 is not relevant to the Group's operation; and

- IFRIC-Int 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008), which gives guidance on the accounting by operation for public-to-private service concession arrangement. As the Group does not engage into such operations, IFRIC-Int 12 is not relevant to the Group's operation.

(d) ***Standards, amendments and interpretations effective in 2006 but not relevant for the Group's operations***

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006 but are not relevant to the Group's operations:

- HKAS 19 Amendment — Employee Benefits;

- HKAS 39 Amendment — Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

- HKAS 39 Amendment — The Fair Value Option;

- HKFRS 6, Exploration for and Evaluation of Mineral Resources;

- HKFRS 1 Amendment — First-time Adoption of International Financial Reporting Standards and HKFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;

- HK(IFRIC)-Int 4, Determining whether an Arrangement contains a Lease;

- HK(IFRIC)-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

- HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) *Subsidiaries*

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2.6). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses (Note 2.7). The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(b) *Transactions with minority interests*

The Group applies a policy of treating transactions with minority interests as transactions with equity owners of the Group. For purchases from minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity. Gains or losses on disposals to minority interests, differences between any proceeds received and the relevant share of minority interests are also recorded in equity.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.2 Consolidation *(Continued)*

(c) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified upon acquisition (Note 2.6).

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the interests in associated companies are stated at cost less provision for impairment losses (Note 2.7). The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.4 Foreign currency translation *(Continued)*

(b) *Transactions and balances* (Continued)

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

(c) *Group companies*

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

2.5 Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.5 Property, plant and equipment *(Continued)*

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Plants and buildings	20 — 50 years
Machinery	5 — 14 years
Motor vehicles	5 — 12 years
Other equipment	5 — 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.7).

2.6 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associated company at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose (Note 2.7).

(b) Trademarks and licences

Acquired trademarks and licences are shown at historical cost. Trademarks and licences which have a finite useful life are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate their costs over their estimated useful lives.

(c) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of three to five years.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.6 Intangible assets *(Continued)*

(c) ***Computer software*** (Continued)

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Costs include the employee costs incurred as a result of developing software and an appropriate portion of relevant overheads.

Computer software development costs recognised as assets are amortised over their estimated useful lives.

(d) ***Research and development costs***

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sel; or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. No development costs were capitalised during the year.

(e) ***Impairment of intangible assets***

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

2.7 Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8 Financial assets

The Group classifies its financial assets in the following categories at fair value through profit and loss: loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.8 Financial assets *(Continued)*

(a) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables and other long-term receivables in the balance sheet (Note 2.11).

(b) Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available for sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date; these are classified as current assets. During the year, the Group did not hold any investments in this category.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

No financial assets at fair value through profit and loss were recognised through the year.

Regular purchases and sales of investments are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the Financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Unrealised gains and losses arising from changes in the fair value of monetary or non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in Note 2.11.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.9 Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

(a) hedges of the fair value of recognised liabilities (fair value hedge);

(b) hedges of a particular risk associated with a recognised liability or a highly probable forecast transactions (cash flow hedges).

The fair values of various derivative instruments are disclosed in Note 16. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting and are accounted for at fair value through profit or loss. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement within other gains/(losses) — net.

2.10 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.11 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. Subsequent recoveries of amounts previously written off are credited in the income statement.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.12 Cash and cash equivalent

Cash and cash equivalents include cash in hand, deposits held at call or with maturities of three months or less, with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2.13 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

2.14 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.15 Employee benefit

(i) Retirement benefit obligations

The employees of the Group stationed in the PRC are covered by various government-sponsored pension plans. These government agencies are responsible for the pension liability to these employees. The Group contributes on a monthly basis to these pension plans based on certain percentages of the salaries of the employees, subject to a certain ceiling. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.15 Employee benefit *(Continued)*

(i) *Retirement benefit obligations (Continued)*

A subsidiary operating in Hong Kong has established a defined contribution mandatory provident fund scheme in accordance with the Mandatory Provident Fund legislation of the government of Hong Kong. It makes monthly contributions to the scheme based on 5% of the employees' basic salaries with the maximum amount of contribution made by the subsidiary and the employees being limited to HK$12,000 (equivalent to RMB12,720) per annum per each employee. The Group's contributions to the defined contribution retirement scheme are expensed as incurred.

(ii) *Employees leave entitlements*

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity leave and paternity leave are not recognised until the time of leave.

(iii) *Bonus plans*

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

2.16 Provision

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.17 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a) Sales of goods

Sales of goods are recognised when a Group entity has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured. The recorded revenue is the gross amount of sales, including the amounts of consumption and business taxes paid and payable, such two tax items are included in cost of sales.

(b) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

(d) Operating lease rental income

Operating lease rental income is recognised on a straight-line basis.

2.18 Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight line basis over the expected lives of the related assets.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.19 Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.20 Dividends distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and cash flow and fair value interest rate risk), credit risk, and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

(i) Foreign exchange risk

The foreign exchange risks of the Group occur due to the fact that the Group has financing activities and highly probable cash outflow which are denominated in foreign currencies, primarily with respect to the US dollars. The Group has entered into foreign exchange forward contracts to manage the risk arising from certain recognised liabilities. The directors are of the opinion that the Group's exposure to foreign exchange risk would not be very significant.

(ii) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly bank deposits which bears an effective interests at approximately 1.8% p.a. (2005: 1.3% p.a.). The Group's interest-rate risk which affects its income and operating cash flows mainly arises from long-term borrowings, which mostly are issued at fixed rates. They expose the Group to fair value interest-rate risk. The directors are of the opinion that future interest rates are at an upward trend and believe that the Group's future financial results will not be adversely affected.

(b) Credit risk

Except for a long-term receivable due from a customer and a related company jointly in the amount of approximately RMB23,701,000 as at 31 December 2006 (2005: RMB40,893,000) (Note 31(b)), the Group has no other significant concentration of credit risk. It has policies in place to ensure that sales of products are made to customers with appropriate credit history.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

3 FINANCIAL RISK MANAGEMENT *(Continued)*

3.1 Financial risk factors *(Continued)*

(c) Liquidity risk

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB219,825,000 as at 31 December 2006 (2005: RMB684,738,000). The directors are confident that the Group will be able to renew its short-term bank loan facilities upon maturity or to identify new sources of financing to replace the current ones. In addition, the Group had unutilised banking facilities granted by certain banks in an aggregate amount of approximately RMB2,100,000,000 which the Group could utilise in order to meet its short-term cash needs. As a result, the Directors do not consider there was significant liquidity risk.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.7. The recoverable amounts of each identified cash-generating units have been determined based on value-in-use calculations.

For the year ended 31 December 2006, the Group had reported impairment losses amounting to RMB151,061,000 (2005: RMB46,350,000) for impairment loss on goodwill based on such calculations. There are two critical estimates adopted in the calculations, the expected gross margin of product sales and the pre-tax discount rate.

The Group would not be able to reverse any impairment losses on goodwill recognized if the actual gross margin had been higher or the pre-tax discounted rate lower than management's estimates.

(b) Estimated impairment of property, plant and equipment

The Group also tests whether property, plant and equipment have suffered any impairment, whenever events or changes in circumstances, indicate that the carrying amount may not be recoverable in accordance with the accounting policy as stated in Note 2.7. Similar to impairment of goodwill, the recoverable amounts of the property, plant and equipments have been determined based on value-in-use calculations. These calculations require the use of estimates which are similar to (a) stated above.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(Continued)*

4.1 Critical accounting estimates and assumptions *(Continued)*

***(b) Estimated impairment of property, plant and equipment** (Continued)*

For the year ended 31 December 2006, the Group reported mpairment losses amounting to RMB163,688,000 (2005: RMB141,545,000) for property, plant and equipment based on such calculations.

If the estimated gross margin at 31 December 2007 had been 10% lower than management's estimates at 31 December 2006, the Group would have to recognised a further impairment against property, plant and equipment by RMB60,023,000 (unaudited).

If the estimated pre-tax discount rate applied to the discounted cash flows adopted in the value-in-use calculations had been 10% higher than management's estimates, the Group would have to recognised a further impairment against property, plant and equipment by RMB36,496,000 (unaudited) .

If the actual gross margin had been 10% higher or the pre-tax discounted rate had been 10% lower than management's estimates, in 2007 the Group would be able to reverse the impairment losses by RMB53,537,000 (unaudited) and RMB40,613,000 (unaudited) that arose on these assets recognised in the current year for the year ending 31 December 2007.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

5 SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	31 December 2006						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	4,229,615	1,027,676	2,566,863	3,526,259	326,747	—	11,677,160
Inter-segment sales	143,139	773,931	112,723	61,593	—	(1,091,386)	—
	4,372,754	1,801,607	2,679,586	3,587,852	326,747	(1,091,386)	11,677,160
Results							
Segment results	913,544	(154,413)	(97,999)	(81,084)	113,478	—	693,526
Unallocated expenses, net							(39,848)
Operating profit							653,678
Finance costs							(26,899)
Share of profit of associates	1,041	—	—	—	—	—	1,041
Profit before income tax							627,820
Income tax expense							(179,063)
Profit for the year							448,757
Other information							
Depreciation	93,477	72,657	119,367	227,395	684	—	513,580
Amortisation	7,322	1,434	17,278	3,788	—	—	29,822
Impairment of property, plant and equipment	5,952	42,618	47,558	67,560	—	—	163,688
Impairment of goodwill	—	—	20,166	130,895	—	—	151,061

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

5 SEGMENT INFORMATION *(Continued)*

(a) Primary reporting format — geographical segment *(Continued)*

	31 December 2005						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	3,176,886	983,235	2,429,194	3,163,791	266,751	—	10,019,857
Inter-segment sales	226,626	403,067	55,950	84,887	—	(770,530)	—
	3,403,512	1,386,302	2,485,144	3,248,678	266,751	(770,530)	10,019,857
Results							
Segment results	513,371	(68,315)	47,057	76,202	40,933	—	609,248
Unallocated expenses, net							(29,947)
Operating profit							579,301
Finance costs							(43,269)
Share of loss of associates	(4,370)	—	—	—	—	—	(4,370)
Profit before income tax							531,662
Income tax expense							(188,356)
Profit for the year							343,306
Other information							
Depreciation	99,521	82,649	120,744	235,349	665	—	538,928
Amortisation	5,367	3,592	6,879	20,716	—	—	36,554
Impairment of property, plant and equipment	13,576	31,831	26,559	69,579	—	—	141,545
Impairment of goodwill	—	—	42,180	4,170	—	—	46,350

Segment assets consist primarily of property, plant and equipment, intangible assets, investments in associates, inventories, trade and other receivables, and cash and cash equivalents. Unallocated assets comprise deferred taxation and available-for-sale financial assets.

Segment liabilities comprise operating liabilities. Unallocated liabilities comprise items such as taxation and borrowings including related hedging derivatives.

Capital expenditure comprises additions to property, plant and equipment (Note 7) leasehold land and land use rights (Note 6), and intangible assets (Note 8).

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

5 SEGMENT INFORMATION *(Continued)*

(a) Primary reporting format — geographical segment *(Continued)*

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year then ended are as follows:

	As at 31 December 2006						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets							
Segment assets	5,812,330	1,696,896	2,226,120	5,116,957	—	(6,224,860)	8,627,443
Interests in associates	18,576	—	—	—	—	—	18,576
Unallocated assets							931,964
							9,577,983
Liabilities							
Segment liabilities	703,127	712,130	793,028	2,579,692	—	(1,964,206)	2,823,771
Unallocated liabilities							1,054,489
							3,878,260
Capital expenditure	148,646	30,929	343,802	104,673	1,323	—	629,373

The segment assets and liabilities at 31 December 2005 and capital expenditure for the year then ended are as follows:

	As at 31 December 2005						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets							
Segment assets	5,885,759	1,485,587	2,217,406	4,943,403	—	(5,735,037)	8,797,118
Interests in associates	21,789	—	—	—	—	—	21,789
Unallocated assets							756,551
							9,575,458
Liabilities							
Segment liabilities	581,408	537,362	594,413	1,909,570	—	(997,283)	2,625,470
Unallocated liabilities							1,416,912
							4,042,382
Capital expenditure	120,208	45,719	125,940	1,031,880	2,842	—	1,326,589

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiaries or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

5 SEGMENT INFORMATION *(Continued)*

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

6 LEASEHOLD LAND AND LAND USE RIGHTS

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Opening	**660,197**	595,593	**65,525**	67,336
Additions	**40,876**	1,064	**7,080**	—
Acquisition of subsidiaries	**—**	94,327	**—**	—
Amortisation	**(22,433)**	(24,761)	**(1,837)**	(1,811)
Disposals	**(1,876)**	(6,026)	**(1,876)**	—
	676,759	660,197	**68,892**	65,525

In addition, as at 31 December 2006, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Lands") owned by certain local municipal governments. The carrying values of the associated buildings and facilities constructed thereon were approximately RMB97,945,000 (2005: RMB100,607,000). The Company's directors consider that there is no significant adverse impact on the operations of the Group and accordingly, no provision for impairment loss is considered necessary.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

7 PROPERTY, PLANT AND EQUIPMENT

(a) Group

The movements in property, plant and equipment are as follows:

	Plant and buildings RMB'000	Machinery RMB'000	Motor vehicles RMB'000	Other equipment RMB'000	Construction-in-progress RMB'000	Total RMB'000
At 1 January 2005						
Cost	2,717,532	5,275,859	397,818	280,490	62,611	8,734,310
Accumulated depreciation and impairment	(629,437)	(2,401,088)	(198,067)	(156,111)	—	(3,384,703)
Net book amount	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
Year ended 31 December 2005						
Opening net book amount	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
Acquisition of subsidiaries	108,657	270,557	1,497	—	—	380,711
Disposal of subsidiaries	(12,173)	(15,420)	(1,489)	(284)	—	(29,366)
Additions	27,685	46,223	27,715	34,174	179,311	315,108
Transfers	29,607	97,849	1,737	5,713	(134,906)	—
Disposals	(19,085)	(30,386)	(2,826)	(19,326)	—	(71,623)
Depreciation	(85,572)	(368,179)	(40,732)	(44,445)	—	(538,928)
Impairment charges	(2,924)	(124,560)	(14,061)	—	—	(141,545)
Closing net book amount	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
At 31 December 2005						
Cost	2,841,258	5,454,156	396,518	283,916	107,016	9,082,864
Accumulated depreciation and impairment	(706,968)	(2,703,301)	(224,926)	(183,705)	—	(3,818,900)
Net book amount	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
Year ended 31 December 2006						
Opening net book amount	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
Additions *(note a)*	46,734	100,314	20,265	23,734	350,445	541,492
Transfers	31,117	195,098	883	1,942	(229,040)	—
Disposals	(10,158)	(13,247)	(4,991)	(1,198)	—	(29,594)
Depreciation	(76,087)	(366,719)	(32,738)	(38,036)	—	(513,580)
Impairment charges *(note b)*	(33,494)	(125,508)	(4,686)	—	—	(163,688)
Closing net book amount	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
At 31 December 2006						
Cost	2,907,372	5,675,937	395,100	298,462	228,421	9,505,292
Accumulated depreciation and impairment	(814,970)	(3,135,144)	(244,775)	(211,809)	—	(4,406,698)
Net book amount	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

7 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(b) Company

The movements in property, plant and equipment are as follows:

	Plant and buildings RMB'000	Machinery RMB'000	Motor vehicles RMB'000	Other equipment RMB'000	Construction -in-progress RMB'000	Total RMB'000
At 1 January 2005						
Cost	554,306	1,301,478	107,402	123,975	27,380	2,114,541
Accumulated depreciation and impairment	(150,734)	(817,009)	(80,310)	(61,559)	—	(1,109,612)
Net book amount	403,572	484,469	27,092	62,416	27,380	1,004,929
Year ended 31 December 2005						
Opening net book amount	403,572	484,469	27,092	62,416	27,380	1,004,929
Additions	76	13,946	1,403	18,714	55,112	89,251
Transfers	1,374	19,351	308	3,084	(24,117)	—
Disposals	(8,917)	(7,118)	(149)	(917)	(2,788)	(19,889)
Depreciation	(13,524)	(69,462)	(9,792)	(17,899)	—	(110,677)
Impairment charges	—	(1,416)	(12,000)	(160)	—	(13,576)
Closing net book amount	382,581	439,770	6,862	65,238	55,587	950,038
At 31 December 2005						
Cost	542,330	1,236,738	107,703	137,356	55,587	2,079,714
Accumulated depreciation and impairment	(159,749)	(796,968)	(100,841)	(72,118)	—	(1,129,676)
Net book amount	382,581	439,770	6,862	65,238	55,587	950,038
Year ended 31 December 2006						
Opening net book amount	382,581	439,770	6,862	65,238	55,587	950,038
Additions	3,117	5,522	7,964	10,169	92,046	118,818
Transfers	11,963	67,619	650	565	(80,797)	—
Disposals	(7,081)	(2,955)	(39)	(528)	—	(10,603)
Depreciation	(13,555)	(55,361)	(9,485)	(20,321)	—	(98,722)
Impairment charges	—	—	(2,000)	—	—	(2,000)
Closing net book amount	377,025	454,595	3,952	55,123	66,836	957,531
At 31 December 2006						
Cost	549,475	1,285,750	115,016	144,821	66,836	2,161,898
Accumulated depreciation and impairment	(172,450)	(831,155)	(111,064)	(89,698)	—	(1,204,367)
Net book amount	377,025	454,595	3,952	55,123	66,836	957,531

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

7 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

Depreciation expense of approximately RMB426,020,000 (2005: RMB443,674,000) has been charged in cost of goods sold, RMB24,481,000 (2005: RMB28,973,000) in selling and marketing costs and approximately 63,079,000 (2005: RMB66,281,000) in administrative expenses.

As at 31 December 2006, approximately RMB35,800,000 (2005: RMB12,500,000) of machinery had been pledged as security for RMB16,000,000 bank loans of the Group (2005: RMB10,000,000) (Note 15).

As at 31 December 2006, ownership certificates of certain buildings ("Building Ownership Certificates") for certain buildings of the Group with respective carrying values of approximately RMB296,443,000 (2005: RMB310,204,000) had not yet been obtained by the Group. After consultation made with the Company's legal adviser, the Company's directors consider that there is no legal restriction for the Group to apply for and obtain the Buildings Ownership Certificates and Land Certificates and there will not be any significant adverse impact on the operations of the Group. Accordingly, no provision for fixed assets impairment is considered necessary.

Note:

a Included in current year additions were certain assets purchased by a subsidiary of the Group from a local third party brewery company (the "Vendor") at a purchase price of approximately RMB123 million. After the purchase, that subsidiary was advised by the Vendor that one of its major creditors (the "Creditor") had a claim against the Vendor for the transaction and that subsidiary might be involved in the future settlement of the dispute. As at the date of approval of the financial statements, no formal claim had been lodged against that subsidiary nor the Group and the board of directors of the Company consider that it would not lead to any significant contingent liabilities nor adverse financial impact to the Group.

b The directors of the Company performed an impairment assessment on the carrying value of certain fixed assets of the Group as at 31 December 2006 based on the accounting policies laid down in Note 2.7. As a result of such an assessment performed, an impairment loss of RMB163,688,000 relating to fixed assets of certain subsidiaries of the Company was recognised.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

8 INTANGIBLE ASSETS

(a) Group

	Goodwill	Trademarks *(i)*	Technology know-how*(ii)*	Software and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2005					
Cost	280,378	103,497	18,629	33,386	435,890
Accumulated amortisation	(66,377)	(29,226)	(10,579)	(7,085)	(113,267)
Net book amount	214,001	74,271	8,050	26,301	322,623
Year ended 31 December 2005					
Opening net book amount	214,001	74,271	8,050	26,301	322,623
Acquisition of a subsidiary *(note 31)*	115,975	9,512	—	—	125,487
Additions	—	—	—	4,500	4,500
Amortisation	—	(7,537)	(1,863)	(2,393)	(11,793)
Disposal	(9,748)	(5,231)	—	—	(14,979)
Impairment charge	(46,350)	—	—	—	(46,350)
Closing net book amount	273,878	71,015	6,187	28,408	379,488
At 31 December 2005					
Cost	320,228	107,778	18,629	37,886	484,521
Accumulated amortisation and impairment loss	(46,350)	(36,763)	(12,442)	(9,478)	(105,033)
Net book amount	273,878	71,015	6,187	28,408	379,488
Year ended 31 December 2006					
Opening net book amount	273,878	71,015	6,187	28,408	379,488
Additions	—	7,314	—	4,136	11,450
Amortisation	—	(2,914)	(1,863)	(2,607)	(7,384)
Impairment charge	(151,061)	—	—	—	(151,061)
Closing net book amount	122,817	75,415	4,324	29,937	232,493
At 31 December 2006					
Cost	320,228	115,092	18,629	42,022	495,971
Accumulated amortisation and impairment loss	(197,411)	(39,677)	(14,305)	(12,085)	(263,478)
Net book amount	122,817	75,415	4,324	29,937	232,493

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

8 INTANGIBLE ASSETS *(Continued)*

(b) Company

	Trademarks *(i)* *RMB'000*	Software and others *RMB'000*	Total *RMB'000*
At 1 January 2005			
Cost	100,000	10,088	110,088
Accumulated amortisation	(28,687)	(2,270)	(30,957)
Net book amount	71,313	7,818	79,131
Year ended 31 December 2005			
Opening net book amount	71,313	7,818	79,131
Addition	—	3,614	3,614
Amortisation charge	(2,437)	(1,119)	(3,556)
Closing net book amount	68,876	10,313	79,189
At 31 December 2005			
Cost	100,000	13,702	113,702
Accumulated amortisation	(31,124)	(3,389)	(34,513)
Net book amount	68,876	10,313	79,189
Year ended 31 December 2006			
Opening net book amount	68,876	10,313	79,189
Addition	—	3,498	3,498
Amortisation charge	(2,500)	(1,446)	(3,946)
Closing net book amount	66,376	12,365	78,741
At 31 December 2006			
Cost	100,000	17,200	117,200
Accumulated amortisation	(33,624)	(4,835)	(38,459)
Net book amount	66,376	12,365	78,741

Amortisation of approximately RMB7,384,000 (2005: RMB11,793,000) is included in administrative expenses.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

8 INTANGIBLE ASSETS *(Continued)*

(i) Trademarks

Trademarks mainly include the "TSINGTAO BEER" trademark which was injected by the founding shareholders into the Company on 16 June 1993 as their capital contributions. The recorded value of the trademark was assessed based on the results of a valuation approved by the State-Owned Assets Administration Bureau of the PRC is amortised over a period of 40 years, which is its registration period with State Administration for Industry & Commerce. The directors are of the view that the renewal of the trademark upon its expiry is certain at minimum cost.

Other trademarks were acquired as a result of acquisitions of certain subsidiaries. They are amortised over their estimated useful lives ranging from 5 to 10 years. The costs of these intangible assets were recognised according to their fair value assessed at the respective dates of acquisition.

(ii) Technology known-how

Technology know-how was injected by a minority shareholder of a subsidiary into that subsidiary during its re-organisation. It was recorded at a value agreed among all the shareholders of that subsidiary and is amortised over an expected period of inflow of economic benefits of 10 years.

(iii) Goodwill

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating unites (CGUs) identified according to the geographical market and operation.

A summary of the goodwill allocation before making current year impairment provision is presented below.

	2006	2005
	RMB'000	*RMB'000*
Nanning Company* ("Guangxi")	**130,896**	130,896
Three Ring*/Beifang Sales* ("Beijing")	**20,166**	24,643
Fuzhou Company*/Xiamen Company*/Zhangzhou Company*/ Xiamen Sales* ("Dongnan")	**114,031**	114,031
Others	**8,785**	50,658
	273,878	320,228

* *defined in Note 9.*

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

8 INTANGIBLE ASSETS *(Continued)*

(b) Company *(Continued)*

(iii) Goodwill (Continued)

The recoverable amount of a CGU is determined based on value-in-use calculations with the support of valuation performed by independent third party valuer and/or management in November 2006. These calculations/ assessment employ cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate of the brewery industry in the PRC.

Key assumptions used for value-in-use calculations are as follows:

	Guangxi	Beijing	Dongnan
Budgeted gross margin of product sales	17.8%	10.9%	22.3%
Weighted average growth rate *(a)*	3%	—	3%
Discount rate *(b)*	14.19%	12.16%	12.16%

(a) Rate used to extrapolate cash flows beyond the budget period.

(b) Pre-tax discount rate applied to the cash flow projections.

These assumptions have been used for the analysis of each CGU.

Management determined budgeted gross margin based on past performance and its expectation for the market development. The weighted average growth rates used are consistent with the PRC brewery industry forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

As a result of such assessment, goodwill associated with Guangxi and Beijing had been assessed to be impaired by approximately RMB130,895,000 and RMB20,166,000 due to changes in market conditions. The pre-tax discount rates used in the prior year for the CGUs were both 12.17%.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY

(a) Investments in subsidiaries

	Company	
	2006	2005
	RMB'000	*RMB'000*
Unlisted equity investments — cost less impairment provisions	**1,628,989**	1,722,295
Loans to subsidiaries	**2,759,788**	2,735,123

In the opinion of the directors, the underlying value of each of the investment in subsidiaries as at 31 December 2006 was not less than their carrying value as at that date.

(i) The following is a list of the principal subsidiaries at 31 December 2006:

Name	Place of Incorporation	Registered capital	Interest held *Directly*	Interest held *Indirectly*	Principal activities
Shenzhen Tsingtao Brewery Huanan Holding Company Limited ("Huanan Holding Company")	Shenzhen, the PRC	RMB200,000,000	95%	—	Investment holding
Tsingtao Brewery (Zhuhai) Company Limited ("Zhuhai Company") *(e)*	Zhuhai, the PRC	RMB60,000,000	—	74.72%	Manufacture and domestic trading of beer
Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company")	Sanshui, the PRC	RMB41,335,505	—	71.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company")	Chenzhou, the PRC	RMB70,000,000	88.80%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Huangshi) Company Limited ("Huangshi Company")	Huangshi, the PRC	RMB35,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Yingcheng) Company Limited ("Yingcheng Company")	Yingcheng, the PRC	RMB35,000,000	—	90.25%	Manufacture and domestic trading of beer
Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Asahi")	Shenzhen, the PRC	US$30,000,000	51%	—	Manufacture and trading of beer
Shenzhen Huanan Tsingtao Brewery Sales Company Limited ("Huanan Sales Company")	Shenzhen, the PRC	RMB20,000,000	95%	—	Domestic trading of beer
Tsingtao Brewery (Nanning) Company Limited	Nanning, the PRC	RMB730,000,000	—	71.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Changsha) Company Limited ("Changsha Company")	Changsha, the PRC	RMB68,000,000	70%	28.50%	Manufacture and domestic trading of beer

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of Incorporation	Registered capital	Interest held Directly	Interest held Indirectly	Principal activities
Tsingtao Brewery Huadong Holding Company Limited	Shanghai, the PRC	RMB100,000,000	95%	—	Investment holding
Tsingtao Brewery Huadong Shanghai Sales Company Limited	Shanghai, the PRC	RMB3,000,000	—	94.05%	Domestic trading of beer
Tsingtao Brewery Huadong Nanjing Sales Company Limited	Nanjing, the PRC	RMB1,000,000	—	93.88%	Domestic trading of beer
Tsingtao Brewery (Shanghai) Company Limited	Shanghai, the PRC	RMB50,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Wuhu) Company Limited	Wuhu, the PRC	RMB20,000,000	—	85.50%	Manufacture and domestic trading of beer
Tsingtao Brewery (Maanshan) Company Limited ("Maanshan Company")	Maanshan, the PRC	RMB5,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery Shanghai Songjiang Company Limited ("Songjiang Company")	Shanghai, the PRC	US$36,640,000	75%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Suzhou) Company Limited	Taicang, the PRC	RMB5,000,000	10%	85.50%	Manufacture and domestic trading of beer
Tsingtao Brewery Huadong Hangzhou Sales Company Limited	Hangzhou, the PRC	RMB1,000,000	—	94.05%	Domestic trading of beer
Tsingtao Brewery Huadong Suzhou Sales Company Limited	Suzhou, the PRC	RMB3,000,000	—	76.00%	Domestic trading of beer
Tsingtao Brewery (Shouguang) Company Limited ("Shouguang Company")	Shouguang, the PRC	RMB60,606,060	99%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Weifang) Company Limited ("Weifang Company")	Weifang, the PRC	RMB5,000,000	—	69.83%	Manufacture and domestic trading of beer
Tsingtao Brewery No. 3 Company Limited ("No. 3 Company")	Pingdu, the PRC	RMB10,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Xuzhou) Huaihai Sales Company Limited ("Huaihai Sales Company")*(b(i)) (d)*	Xuzhou, the PRC	RMB55,000,000	100%	—	Domestic trading of beer
Tsingtao Brewery (Xuzhou) Company Limited ("Xuzhou Company") *(e)*	Peixian, the PRC	RMB39,336,899	—	66%	Manufacture and domestic trading of beer

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of Incorporation	Registered capital	Interest held		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery (Xuzhou Pengcheng) Company Limited ("Pengcheng Company")	Pengcheng, the PRC	RME5,000,000	—	90%	Manufacture and domestic trading of beer
Tsingtao Brewery (Xuecheng) Company Limited ("Xuecheng Company")	Xuecheng, the PRC	RMB45,000,000	—	85%	Manufacture and domestic trading of beer
Tsingtao Brewery (Tengzhou Company Limited ("Tengzhou Company")	Tengzhou, the PRC	RMB15,000,000	—	95%	Manufacture and domestic trading of beer
Tsingtao Brewery (Heze) Company Limited ("Heze Company")	Heze, the PRC	RMB 0,000,000	—	90%	Manufacture and domestic trading of beer
Tsingtao Brewery (Suqian) Company Limited	Suqian, the PRC	RMB 0,000,000	—	95%	Manufacture and domestic trading of beer
Tsingtao Brewery (Taierzhuang) Malt Company Limited	Taierzhuang, the PRC	RMB5,000,000	—	86.20%	Manufacture and domestic trading of malt
Beijing Tsingtao Brewery Three Ring Company Limited ("Three Ring Company")	Beijing, the PRC	US$28,900,000	29%	25%	Manufacture and domestic trading of beer
Beijing Five Star Tsingtao Brewery Company Limited ("Five Star Company")	Beijing, the PRC	RMB862,000,000	37.64%	25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Langfang) Company Limited	Langfang, the PRC	RMB20,000,000	—	72.30%	Manufacture and domestic trading of beer
Tsingtao Brewery Xian Company Limited ("Xian Company")	Xian, the PRC	RMB222,200,000	76.10%	—	Manufacture and domestic trading of beer
Tsingtao Brewery Weinan Company Limited ("Weinan Company")	Weinan, the PRC	RMB50,000,000	28%	54.79%	Manufacture and domestic trading of beer
Tsingtao Brewery (Gansu) Nongken Company Limited ("Gansu Nongken") *(e)*	Lanzhou, the PRC	RMB174,420,800	—	42.24%	Manufacture and domestic trading of beer
Tsingtao Brewery Wuwei Company Limited	Lanzhou, the PRC	RMB36,100,000	—	42.12%	Manufacture and domestic trading of beer
Tsingtao Brewery Hansi Baoji Company Limited ("Hansi Baoji Company") *(b(iii))*	Baoji, the PRC	RMB30,000,000	—	78.78%	Manufacture and domestic trading of beer
Tsingtao Brewery (Anshan) Company Limited ("Anshan Company") *(e)*	Anshan, the PRC	RMB50,000,000	60%	—	anufacture and domestic trading of bee

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of Incorporation	Registered capital	Interest held Directly	Interest held Indirectly	Principal activities
Tsingtao Brewery (Xingkaihu) Company Limited ("Xingkaihu Company")	Jixi, the PRC	RMB20,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Mishan) Company Limited	Mishan, the PRC	RMB20,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Haerbin) Company Limited	Haerbin, the PRC	RMB22,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Penglai) Company Limited	Penglai, the PRC	RMB37,500,000	80%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Rongcheng) Company Limited ("Rongcheng Company")	Rongcheng, the PRC	RMB20,000,000	70%	—	Manufacture and domestic trading of beer
Tsingtao Brewery Import/Export Company Limited	Qingdao, the PRC	RMB11,000,000	97.73%	—	Import/Export trading of beer
Tsingtao Brewery (No. 5) Company Limited ("No. 5 Company")	Qingdao, the PRC	RMB34,610,000	93.79%	—	Manufacture and domestic trading of beer
Tsingtao Brewery Kai Fa Company Limited	Qingdao, the PRC	RMB1,320,000	100%	—	Domestic trading of beer
Tsingtao Brewery Luzhong (Rizhao) Sales Company Limited (Luzhong Sales Company)*(c(iii))*	Rizhao, the PRC	RMB55,000,000	95%	4.75%	Domestic trading of beer
Tsingtao Brewery (Pingyuan) Company Limited ("Pingyuan Company")	Pingyuan, the PRC	RMB5,000,000	—	89.78%	Manufacture and domestic trading of beer
Tsingtao Brewery (Rizhao) Company Limited ("Rizhao Company")	Rizhao, the PRC	RMB10,000,000	—	94.76%	Manufacture and domestic trading of beer
Chengdu Tsingtao Brewery Xinan Sales Company Limited ("Xinan Sales Company")*(c(iv))*	Chengdu, the PRC	RMB100,000,000	95%	4.75%	Domestic trading of beer
Tsingtao Brewery (Chongqing) Company Limited	Chongqing, the PRC	RMB7,000,000	—	94.76%	Manufacture and domestic trading of beer
Tsingtao Brewery (Luzhou) Company limited ("Luzhou Company")	Luzhou, the PRC	RMB111,110,000	—	94.76%	Manufacture and domestic trading of beer
Tsingtao Brewery (Taizhou) Company Limited ("Taizhou Company")	Taizhou, the PRC	RMB10,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Hong Kong) Trading Comp any Limited ("Hong Kong Company")*(c(i))*	Hong Kong, the PRC	HK$40,500,000	100%	—	Trading of beer in Hong Kong
Tsingtao Brewery (Hanzhong) Company Limited	Hanzhong, the PRC	RMB29,410,000	—	50.23%	Manufacture and domestic trading of beer
Tsingtao Brewery (Nanjing) Company Limited	Nanjing, the PRC	US$5,000,000	75%	—	Manufacture and domestic trading of beer

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of Incorporation	Registered capital	Interest held		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery Beifang Sales Company Limited ("Beifang Sales")	Beijing, the PRC	RMB29,980,000	80%	10.84%	Domestic trading of beer
Haerbin Northeast Tsingtao Brewery Sales Company Limited	Haerbin, the PRC	RMB10,000,000	85%	14.25%	Domestic trading of beer
Tsingtao Brewery (Laoshan) Company Limited	Qingdao, the PRC	RMB 6,635,592	50%	46.90%	Manufacture and domestic trading of beer
Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited*(d)*	Tengzhou, the PRC	RMB500,000	—	90%	Domestic trading of beer
Tsingtao Brewery (Suizhou) Company Limited	Suizhou, the PRC	RMB24,000,000	—	85.50%	Manufacture and domestic trading of beer
Tsingtao Xianghong Shangwu Company Limited ("XHC")	Qingdao, the PRC	RMB6,000,000	95%	—	Car rental services
Tsingtao Brewery Chenzhou Sales Company Limited	Chenzhou, the PRC	RMB1,000,000	—	94.69%	Domestic trading of beer
Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company")	Xiamen, the PRC	RMB90,000,000	—	99.81%	Manufacture and Domestic trading of beer
Xiamen Tsingtao Brewery (Dongnan) Sales Company Limited ("Dongnan Sales Company")*(c(ii))*	Xiamen, the PRC	RMB110,000,000	95%	4.75%	Domestic trading of beer
Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company")	Fuzhou, the PRC	US$26,828,100	—	99.81%	Manufacture and domestic trading of beer
Tsingtao Brewery (Zhangzhou) Company Limited ("Zhangzhou Company")	Zhangzhou, the PRC	RMB38,880,000	—	89.78%	Manufacture and domestic trading of beer
Tsingtao Brewery (Jinan) Company Limited ("Jinan Company")*(b(iv))*	Jinan, the PRC	RMB80,000,000	100%	—	Manufacture and domestic trading of beer
Tsingtao Brewery Yulin Company Limited *(b(ii))*	Yulin, the PRC	RMB55,000,000	—	82.08%	Manufacture and domestic trading of beer
Tsingtao Brewery Haifeng Warehouse Company Limited	Qingdao, The PRC	RMB10,000,000	—	53.75%	Warehousing, packaging and logistics
Xuzhou Pengcheng Sales Company*(d)*	Xuzhou, the PRC	RMB5,000,000	—	83.80%	Trading of beer
Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") *(f)*	Yangzhou, The PRC	RMB5,000,000	20%	—	Manufacture and Domestic trading of beer

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(b) New subsidiaries established during the year

i. In January 2006, a new wholly-owned subsidiary, Tsingtao Brewery (Xuzhou) Huaihai Sales Company Limited was established with a registered capital of RMB55,000,000, which was fully contributed by the Company in cash. The relevant legal procedures for the registration were completed.

ii. In February 2006, two subsidiaries of the Company, Xian Company and Hong Kong Company, jointly set up Tsingtao Brewery Yulin Company Limited with a registered capital of RMB55,000,000, which was contributed by Xian Company and Hong Kong Company at RMB41,250,000 and RMB13,750,000, respectively.

iii. In February 2006, two subsidiaries of the Company, Xian Company and Weinan Company, jointly set up Hansi Baoji Company with a registered capital of RMB30,000,000, which was contributed by Xian Company and Weinan Company at RMB18,000,000 and RMB12,000,000, respectively.

iv. In January 2006, a new wholly-owned subsidiary, Tsingtao Brewery (Jinan) Company Limited was established with a registered capital of RMB80,000,000 fully. The relevant legal procedures for the registration were completed.

(c) Registered capital increment

i. In February 2006, the Company contributed additional capital of HKD40,000,000 in cash to Hong Kong Company, the relevant legal procedures were completed in 2006.

ii. During the year, the Company and No.3 Company contributed additional capital of RMB103,550,000 and RMB5,450,000, respectively to Dongnan Sales Company. After this capital injection, the registered capital of Dongnan Sales Company was increased from RMB1,000,000 to RMB110,000,000. The relevant legal procedures were completed in September 2006.

iii. During the year, the Company and No.3 Company contributed additional capital of RMB50,350,000 and RMB2,650,000, respectively, to Luzhong Sales Company. After this capital injection, the registered capital of Luzhong Sales Company was increased from RMB2,000,000 to RMB55,000,000. The relevant legal procedures were completed in July 2006.

iv. The Company and No.3 Company contributed additional capital of RMB93,100,000 and RMB4,900,000, respectively, to Xinan Sales Company. After this capital injection, the registered capital of Xinan Sales Company was increased from RMB2,000,000 to RMB100,000,000. The relevant legal procedures were completed in October 2006.

(d) Subsidiaries liquidated/put under liquidation

During the year, the legal procedure were completed for deregistration of Tsingtao Brewery (Taizhou) Sales Company Limited.

During the year, the directors of the Company approved to transfer the business of Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited and Xuzhou Pengcheng Sales Company Limited to Huaihai Sales Company and then put these two subsidiaries under voluntary liquidation. As at 31 December 2006, the legal procedures had not yet been completed.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

9 INVESTMENT IN AND LOANS TO SUBSIDIARIES — COMPANY *(Continued)*

(d) Subsidiaries liquidated/put under liquidation *(Continued)*

The directors of the Company are of opinion that the liquidation of the above two companies will not result in material adverse financial impact on the Group.

(e) Purchase or disposal of equity interests in subsidiaries from/to minority shareholders

During the year, the Group transferred the equity interests of several subsidiaries directly held by the Company to its regional sales companies in order to further streamline the operational and reporting structures. These transactions resulted in changes in the effective equity interests held by the Company in certain non wholly-owned subsidiaries and the Group recorded such changes in equity as the accounting policy stated in Note 2.2 (b). A summary of such equity interest changes is as follows:

Name of subsidiary	Reduction in minority interests and credited to equity *RMB'000*
Gansu Nongken	12,171
Xuzhou Company	13,431
Zhuhai Company	8,169
Anshan Company	7,466
Yangzhou Company	6,304
Others	960
Total	48,501

(f) Pursuant to the provisions of agreements signed between the Group and TB Group Company in January 2003 and December 2004, respectively, TB Group Company, being the majority equity owner of Yangzhou Company, entrusted the Company to control the operations and management of Yangzhou Company. In addition, a majority of the members of the board of directors of Yangzhou Company are also appointed by the Company. Accordingly, Yangzhou Company has been consolidated as a subsidiary of the Group because the Group has control over its financial and operating decisions.

(g) During the year, the Company has reached certain arrangements with minority shareholders of two subsidiaries. Under these arrangements, parts of minority interests were not qualified as equity according to HKAS32, Financial Instruments: Disclosure and Presentation anymore. Accordingly these portion of approximately RMB31,800,000 were reclassified as other financial liabilities.

As at 31 December 2006, all the subsidiaries owned by the Company are limited liability companies.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

10 INVESTMENT IN ASSOCIATES

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted investments, at cost	**24,665**	26,159	**6,004**	7,498
Share of results of associates	**(3,328)**	(4,370)	**—**	—
Dividends received	**(2,761)**	—	**—**	—
	18,576	21,789	**6,004**	7,498

In the opinion of the directors, as at 31 December 2006, the underlying values of the associates were not less than the carrying amounts of these investments.

As at 31 December 2006, particulars of the principal associates of the Group are as follows:

Name of associated companies	Country of incorporation	Registered Capital	Equity Interests held by the Group (%) *directly*	*indirectly*	Principal Activities
Liaoning Shenqing Tsingtao Brewery Company Limited ("Liaoning Shenqing")	PRC	RMB2,000,000	30%	—	Domestic trading of beer
Tsingtao Beer and Asahi Beverages Company Limited ("Asahi Beverage")	PRC	RMB90,000,000	—	37.52%	Manufacture and domestic trading of tea beverages
Tsingtao Brewery Import Export S.A.R.L	France	Euro100,000	40%	—	Import and export sales of beers
Qingdao Zhaoshang Logistics Company Limited ("Zhaoshang Logistics")	PRC	RMB10,000,000	30%	—	Logistics services and management

11 INVENTORIES

	Group		Company	
	As at 31 December		As at 31 December	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials, packaging materials and auxiliary materials	**1,305,714**	1,124,761	**215,455**	132,575
Work-in-progress	**198,506**	177,770	**34,985**	38,974
Finished goods	**137,099**	121,396	**66,558**	53,674
Inventories, net	**1,641,319**	1,423,927	**316,998**	225,223

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

11 INVENTORIES *(Continued)*

The cost of inventories recognised as expense and included in cost of goods sold amounted to RMB6,989,226,000 (2005: RMB5,968,000,000).

Approximately RMB52,783,000 of the carrying amount of inventories of the Group was stated at their net realisable amounts.

12 TRADE RECEIVABLES

(a) Group

	As at 31 December 2006 RMB'000	2005 RMB'000
Trade receivables — third parties	**164,840**	178,993
Receivables from related parties *(Note 31(b))*	**83,530**	70,861
	248,370	249,854
Less: provision for impairment of receivables	**(147,190)**	(144,786)
	101,180	105,068

At 31 December 2006 and 2005, the aging analysis of trade receivables was as follows:

	31 December 2006			31 December 2005		
	Amount RMB'000	**Provision for bad debts RMB'000**	**Balance after provision RMB'000**	Amount RMB'000	Provision for bad debts RMB'000	Balance after provision RMB'000
Less than 1 year	**99,349**	**(2,743)**	**96,606**	89,547	(2,075)	87,472
1 to less than 2 years	**8,338**	**(4,169)**	**4,169**	33,874	(31,685)	2,189
2 to less than 3 years	**33,771**	**(33,538)**	**233**	46,123	(45,716)	407
Over 3 years	**106,912**	**(106,740)**	**172**	80,310	(65,310)	15,000
Total	**248,370**	**(147,190)**	**101,180**	249,854	(144,786)	105,068

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

12 TRADE RECEIVABLES *(Continued)*

(b) Company

	As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Trade receivables — third parties	**1,451**	95,857
Receivables from related parties *(Note 31(b))*	**103,532**	60,175
	104,983	156,032
Less: provision for impairment of receivables	**(71,448)**	(81,180)
	33,535	74,852

At 31 December 2006 and 2005, the aging analysis of trade receivables was as follows:

	31 December 2006			31 December 2005		
	Amount	**Provision for bad debts**	**Balance after provision**	Amount	Provision for bad debts	Balance after provision
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
Less than 1 year	**30,768**	**—**	**30,768**	51,672	(5)	51,667
1 to less than 2 years	**4,052**	**(2,026)**	**2,026**	30,926	(28,454)	2,472
2 to less than 3 years	**26,730**	**(26,730)**	**—**	8,261	(2,548)	5,713
Over 3 years *(note 31(b)(ii))*	**43,433**	**(42,692)**	**741**	65,173	(50,173)	15,000
Total	**104,983**	**(71,448)**	**33,535**	156,032	(81,180)	74,852

The majority of the Group's domestic sales are transacted at cash on delivery terms. For export sales transacted out of the PRC, they are mainly covered by letters of credit. Credit is only granted to customers with good credit history. There is no concentration of credit risk with respect to the trade receivable balances since the Group has a large number of customers which are nationally dispersed, except as stated in Note 3.1(b).

The net book value of accounts receivable approximates its fair value as at 31 December 2006.

The Group makes specific bad debt provision against its doubtful trade receivable balances based on the credit status of the customers and the existence of any evidence which indicates that a portion or the full amount of the outstanding balance is uncollectible.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

13 SHARE CAPITAL

As at 31 December 2006, the authorised registered share capital of the Company was RMB1,308,219,178 (2005: RMB1,308,219,178) of RMB1 each.

	31 December 2006		31 December 2005	
	RMB'000	**Number of shares *('000)***	*RMB'000*	Number of shares *('000)*
State shares *(a)*	**—**	**—**	399,820	399,820
PRC legal person shares *(a)*	**—**	**—**	53,330	53,330
PRC public shares subject to restriction *(a)*	**417,395**	**417,395**	—	—
PRC public shares ("A Shares")	**235,755**	**235,755**	200,000	200,000
Overseas public shares ("H Shares")	**655,069**	**655,069**	655,069	655,069
	1,308,219	**1,308,219**	1,308,219	1,308,219

As at 31 December 2006, all issued share capital had been fully paid up.

(a) According to the shareholding restructuring scheme approved in an A shares shareholders meeting in October 2006, the shareholders of the State shares and PRC legal person shares (collectively defined as the "Non Public Shares") offered to the A share shareholders 35,755,495 shares of their shares and a cash consideration of RMB48,000,000 in return for the conversion of the Non Public Shares into A shares, subject to certain disposal restrictions imposed that the shareholders of the Non Public Shares shareholders will not sell the shares which gain liquidity within a period of five years. In addition, the Non Public Shares shareholders, being the substantial shareholders of the Company, also undertake to appropriate 70% of the available profit of the Company as dividends for a period of 3 years.

Following the completion of the above transactions, Qingdao State Assets Supervision and Administration Committee transferred its equity interests held in the Company to its wholly owned subsidiary, Tsingtao Beer Group Company ("TB Group Company") and TB Group Company began to be the substantial shareholder of the Company.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

14 OTHER RESERVES

(a) The Group

	Share premium RMB'000	Capital reserve RMB'000	Surplus reserve RMB'000 (note a)	Public welfare fund RMB'000 (note a)	Cumulative translation adjustments RMB'000	Total RMB'000
Balance at 1 January 2005	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
Profit appropriation to surplus reserve	—	—	52,858	—	—	52,858
Profit appropriation to public welfare fund	—	—	—	47,430	—	47,430
Conversion of convertible bonds	942,973	—	—	—	—	942,973
Translation difference	—	—	—	—	223	223
Balance at 31 December 2005	3,058,231	17,252	329,147	269,923	(981)	3,673,572
Balance at 1 January 2006	3,058,231	17,252	329,147	269,923	(981)	3,673,572
Transfer *(a)*	—	—	269,923	(269,923)	—	—
Profit appropriation to surplus reserve	—	—	70,567	—	—	70,567
Translation difference	—	—	—	—	3,986	3,986
Acquisition/disposal of interests from/to minority shareholders *(Note 9(e))*	—	48,501	—	—	—	48,501
Balance at 31 December 2006	3,058,231	65,753	669,637	—	3,005	3,796,626

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

14 OTHER RESERVES *(Continued)*

(b) Company

	Share premium RMB'000	Capital reserve RMB'000	Surplus reserve RMB'000 (note a)	Public welfare fund RMB'000 (note a)	Unappropriated profits RMB'000 (note b)	Reserves total RMB'000	Proposed dividends RMB'000
Balance at 1 January 2005	2,115,258	1,782	179,153	149,882	279,737	2,725,812	196,233
Proposed dividends	—	—	—	—	—	—	(196,233)
Profit for the year	—	—	—	—	348,500	348,500	—
Dividends declared	—	—	—	—	(209,315)	(209,315)	209,315
Profit appropriation to surplus reserve	—	—	30,230	—	(30,230)	—	—
Profit appropriation to public welfare fund	—	—	—	30,230	(30,230)	—	—
Conversion of convertible bonds	942,973	—	—	—	—	942,973	—
Balance at 31 December 2005	3,058,231	1,782	209,383	180,112	358,462	3,807,970	209,315
Balance at 1 January 2006	3,058,231	1,782	209,383	180,112	358,462	3,807,970	209,315
Reclass ification	—	—	180,112	(180,112)	—	—	—
Proposed dividends	—	—	—	—	(287,808)	(287,808)	287,808
Profit for the year	—	—	—	—	501,548	501,548	—
Dividends declared	—	—	—	—	—	—	(209,315)
Profit appropriation to surplus reserve	—	—	43,579	—	(43,579)	—	—
Acquisition/disposal of interests from/to minority shareholders *(Note 9(e))*	—	48,501	—	—	—	48,501	—
Balance at 31 December 2006	3,058,231	50,283	433,074	—	528,623	4,070,211	287,808

Note:

(a) Statutory reserves

According to the Articles of Association of the Company and the Company Law of PRC, the Company has to set aside 10% of its net profit after taxation under the PRC accounting standards for the statutory surplus reserve (except where the reserve balance has reached 50% of the paid-up share capital of the Company). It is also obliged by the Article of Associations to appropriate funds to the public welfare fund at a percentage of the net profit after taxation as determined by the directors before the year ended 31 December 2006. These reserves are not distributable as cash dividends.

Pursuant to the provisions under the Company law of PRC and the Articles of Association of the Company, as amended in the annual general meeting held on 29 June 2006, the Company ceased to appropriate funds to the public welfare fund of the Company from 1 January 2006 onwards. The balance of the public welfare fund as at 1 January 2006 of approximately RMB269,923,000 was transferred to the surplus reserve in accordance with the regulation promulgated by the Ministry of Finance of the PRC.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

14 OTHER RESERVES *(Continued)*

(b) Basis of profit distribution and appropriation

In accordance with the Company's Articles of Association and Document Cai Kuai Zi [1995] No.31 issued by the State Ministry of Finance, appropriations to surplus reserves and discretionary surplus reserves should be made based on the amount of profits as determined in accordance with the PRC accounting standards and regulations. The Company declares dividends based on the lower of distributable profits of the Company reported under the PRC accounting standards and HKFRS.

15 BORROWINGS

(a) Group

	31 December 2006			31 December 2005		
	Short-term bank loans	Long-term bank loans	Total	Short-term bank loans	Long-term bank loans	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Bank loans						
Repayable:						
— Within 1 year	599,745	2,164	601,909	949,171	6,551	955,722
— Between 2 and 5 years	—	40,725	40,725	—	8,113	8,113
— Over 5 years	—	12,534	12,534	—	13,673	13,673
	599,745	55,423	655,168	949,171	28,337	977,508
Less: Portion due within 1 year	(599,745)	(2,164)	(601,909)	(949,171)	(6,551)	(955,722)
Long-term portion	—	53,259	53,259	—	21,786	21,786

(b) Company

	31 December 2006			31 December 2005		
	Short-term bank loans	Long-term bank loans	Total	Short-term bank loans	Long-term bank loans	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Bank loans, repayable within 1 year	390,435	—	390,435	645,616	4,344	649,960

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

15 BORROWINGS *(Continued)*

As at 31 December 2006, loans of the Group amounting to approximately RMB15,673,000 and RMB7,750,000 were guaranteed by the Beijing Development and Reform Committee and the Beijing Branch of Bank of China, respectively. As at 31 December 2005, loans of the Group and of the Company each amounting to approximately RMB4,344,000 were guaranteed by TB Group Company.

Approximately RMB1,000,000 (2005: RMB87,000,000) of the loans of the subsidiaries as at 31 December 2006 were guaranteed by the Company.

Approximately RMB16,000,000 (2005: RMB10,000,000) of the Group's loans as at 31 December 2006 are secured by machinery with an aggregate carrying value of approximately RMB35,800,000 (2005: machinery of approximately RMB12,500,000).

The carrying amounts of the borrowings are denominated in the following currencies.

	Group		Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
RMB	**200,108**	219,694	**—**	4,344
Hong Kong dollars	**41,202**	88,454	**—**	—
US dollars	**390,435**	645,616	**390,435**	645,616
Euros	**15,411**	15,811	**—**	—
Danish Krone	**8,012**	7,933	**—**	—
	655,168	977,508	**390,435**	649,960

All the loans of the Group are subject to the market interest rate changes except the loans dominated in Danish Krone and Euro which are interest free.

The effective interest rates at the balance sheet date for the loans dominated in RMB, HK$ and US$ were 4.15%, 3.25% and 3.81% per annum, respectively. The directors consider that the carrying amount of these borrowings approximates their respective fair value as at 31 December 2006 except the interest free loans whose fair value is RMB17,619,000.

As at 31 December 2006, the Group had aggregate unutilised short term loan facilities of approximately RMB2,100,000,000 (2005: RMB2,900,000,000). All are expiring within a year with floating interest rates to be charged on the amount to be drawn down.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

16 DERIVATIVE FINANCIAL INSTRUMENTS

	As at 31 December 2006	
	Assets	**Liabilities**
	RMB'000	***RMB'000***
Forward foreign exchange contracts — ineffective hedges	—	**(3,749)**

In the opinion of directors, the forward contracts are non-speculative in nature and they are used as hedges against the Company's outstanding bank loans denominated in US dollars. However, as these instruments are not qualified for hedge accounting under the requirements of HKAS 39 as described in Note 2.9, they were recognised at fair value. The revaluation loss of the fair value of contracts held at year end remained at open position at approximately RMB3,749,000 had been charged to the income statement.

17 DEFERRED INCOME TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the applicable principal taxation rates of entities within the Group from 15% to 33% (2005: same).

The movements in deferred tax assets/liabilities are as follows:

(i) Deferred tax assets

	Fair value adjustment on depreciation		Impairment provison		Others		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**4,206**	4,623	—	—	**17,600**	1,622	**21,806**	6,245
(Credited)/charged to the income statement	**(417)**	(417)	**9,395**	—	**40,029**	15,978	**49,007**	15,561
At 31 December	**3,789**	4,206	**9,395**	—	**57,629**	17,600	**70,813**	21,806

(ii) Deferred tax liabilities

	Fair value adjustment on depreciation	
	2006	2005
	RMB'000	*RMB'000*
At 1 January	**17,374**	18,300
Credited to income statement	**(926)**	(926)
At 31 December	**16,448**	17,374

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

17 DEFERRED INCOME TAXATION *(Continued)*

As at 31 December 2006, deferred tax assets were mainly recognised for temporary differences arising from fair value adjustments made on depreciation of fixed assets acquired in business combinations; and certain promotion expenses not allowed for current year tax deduction claims, to the extent that realisation of such tax benefits through future taxable profits is probable.

In addition, the Group also had aggregate unrecognised deferred tax assets amounting to approximately RMB495,299,000(2005: RMB458,222,000) mainly attributable to tax losses of subsidiaries of approximately RMB1,769,580,000 (2005: RMB1,628,524,000) carried forward, which will expire in the period from 2007 to 2011; fair value adjustments made on depreciation of fixed assets of approximately RMB39,000,000 (2005: RMB42,000,000); provision for realisation losses and impairment losses of receivable balances; and inventories and fixed assets of approximately RMB258,607,000(2005: RMB178,745,000). Deferred tax assets had not been recognised due to the fact that there is no certainty of their respective realisation through available future taxable profits.

18 TRADE PAYABLES

(a) Group

	As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Trade payables	**794,675**	710,997

The ageing analysis of trade payables (including amounts due to related parties) is as follows:

	As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Less than 1 year	**725,458**	677,981
1 to less than 2 years	**49,666**	14,034
2 to less than 3 years	**9,917**	10,179
Over 3 years	**9,634**	8,803
	794,675	710,997

19 BILLS PAYABLE

All the bills payable balances of the Group as at 31 December 2006 are of maturity within six months. Approximately RMB16,391,000 (2005: RMB17,570,000) of bank deposits of the Group denominated in Renminbi had been pledged for the issuance of these bills, and approximately RMB110,850,000 of the bills issued by the subsidiaries as at 31 December 2006 (2005: RMB160,737,000) were guaranteed by the Company.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

20 OTHER GAINS — NET

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Derivative instruments:		
— foreign exchange forward contracts: transactions not qualifying for hedge accounting	**4,132**	(1,582)
Amortisation of deferred gain arising from the issuance of convertible bond	**—**	12,641
Interest income	**22,499**	16,886
Government grants *(i)*	**66,043**	74,859
	92,674	102,804

(i) In connection with the acquisitions of certain subsidiaries of the Group in prior years, the Group entered into various agreements with the relevant municipal governments that these subsidiaries could enjoy certain financial incentives granted by the governments, mainly including financial subsidies determined with reference to the amounts of taxes paid by these subsidiaries.

21 OTHER OPERATING LOSS — NET

	2006	2005
	RMB'000	*RMB'000*
Goodwill impairment *(note 8(iii))*	**151,061**	46,350
Impairment provision for property, plant and equipment ("PP&E") *(note 7(b))*	**163,688**	141,545
Gain on disposal of PP&E	**(37,586)**	(4,623)
Disposal of sundry materials	**(21,773)**	(44,285)
	255,390	138,987

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

22 EXPENSES BY NATURE

Expenses included in cost of goods sold, selling and marketing costs and administrative expenses are analysed as follows:

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Changes in inventories of finished goods and work in progress	**37,419**	32,830
Raw materials and consumables used	**6,951,807**	5,935,170
Employee benefit expenses *(Note 23)*	**703,384**	581,164
Depreciation, amortisation and impairment charges *(Notes 6, 7 and 8)*	**858,151**	766,563
Transportation expenses	**506,076**	375,820
Advertising costs	**198,819**	163,842
Auditors' remuneration	**6,300**	5,876
Utilities	**385,814**	357,657
Other expenses	**1,212,996**	1,185,451
Total cost of sales, distribution costs and administrative expenses	**10,860,766**	9,404,373

23 EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS)

	2006	2005
	RMB'000	*RMB'000*
Wages and salaries	**575,507**	477,707
Social security costs	**36,757**	27,084
Pension costs — defined contribution plans	**89,946**	74,874
Staff employment medical benefits	**1,174**	1,499
	703,384	581,164

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

23 EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) *(Continued)*

(a) Directors' and senior management's emoluments

The remuneration of every director for the year ended 31 December 2006 is set out below:

Name of directors	Fees	Other emoluments	Salary	Social security contributions	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Mr. Li Guirong	—	—	312	8	320
Mr. Jin Zhiguo	—	—	312	17	329
Mr. Liu Yingdi	—	—	245	17	262
Mr. Sun Mingbo*	—	—	269	17	286
Mr. Sun Yuguo	—	—	245	17	262
Mr. Stephen J Burrows	—	—	30	—	30
Mr. Mark F Schumm*	—	—	30	—	30
Mr. Chu Zhengang *	—	50	—	—	50
Mr. Fu Yang*	—	50	—	—	50
Ms. Li Yan*	—	50	—	—	50
Mr. Poon Chiu Kwok*	—	50	—	—	50
	—	200	1,443	76	1,719

The remuneration of every director for the year ended 31 December 2005 is set out below:

Name of directors	Fees	Other emoluments	Salary	Social security contributions	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Mr. Li Guirong	—	—	284	—	284
Mr. Jin Zhiguo	—	—	337	4	341
Mr. Liu Yingdi	—	—	264	4	268
Mr. Sun Mingbo*	—	—	290	4	294
Mr. Sun Yuguo	—	—	264	4	268
Mr. Stephen J Burrows	—	—	30	—	30
Mr. Mark F Schumm*	—	—	30	—	30
Mr. Chu Zhengang *	—	50	—	—	50
Mr. Fu Yang*	—	50	—	—	50
Ms. Li Yan*	—	50	—	—	50
Mr. Poon Chiu Kwok*	—	50	—	—	50
	—	200	1,499	16	1,715

Notes:

* *Appointed on 23 June 2005*

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

23 EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) *(Continued)*

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year included three (2005: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payables to the remaining two (2005: two) individuals during the year are as follows:

	2006 RMB'000	2005 RMB'000
Basic salaries and allowances	489	528
Social security contributions	34	11
	523	539

(c) Supervisory committee members' emoluments

The emoluments of the five existing and former committee members are as follows:

	2006 RMB'000	2005 RMB'000
Basic salaries and allowances	311	499
Social security contributions	52	34
	363	533

24 FINANCE EXPENSES

	Year ended 31 December	
	2006 RMB'000	2005 RMB'000
Interest on bank loans	39,473	69,327
Net foreign exchange translation gains	(12,574)	(26,058)
	26,899	43,269

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

25 TAXATION

(a) Income tax expense

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Current income tax		
— Hong Kong profits tax *(i)*	**3,161**	1,329
— PRC enterprise income tax *(ii)*	**225,835**	203,514
Deferred income tax *(note 17)*	**(49,933)**	(16,487)
	179,063	188,356

(i) Hong Kong profits tax

Hong Kong profit tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

(ii) PRC enterprise income tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

Tax concessions and holidays entitled by the Group:

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Finance Bureau of Qingdao on 23 March 1997 that this preferential tax treatment would not be terminated until further notice.

Chenzhou Company and Xiamen Company were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. 2006 is the fifth profitable year of Chenzhou Company and the third profitable year of Xiamen Company. Accordingly, EIT for Chenzhou Company and Xiamen Company were provided at reduced rates of 16.5% and 7.5%, respectively.

Huanan Sales Company, Huanan Holding Company Limited, Shenzhen Asahi, Zhuhai Company and Dongnan Sales Company were established in Shenzhen, Zhuhai and Xiamen Special Economic Zones for the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

25 TAXATION *(Continued)*

(a) Income tax expense *(Continued)*

(ii) PRC enterprise income tax ("EIT") (Continued)

Changes in Enterprise Income Tax Law in the PRC:

On 16 March 2007, the 10th National Peoples Congress of PRC approved the PRC Enterprise Income Tax Law ("EIT Law"), being effective on 1 January 2008. This new EIT Law stipulates the applicable income tax rate at 25% for domestic enterprises in PRC. The transitional rules for the existing preferential tax rates and other tax incentives will be stipulated and announced by the government authorities.

Pending the release of detailed transitional measures from the relevant government authorities regarding the preferential tax rates enjoyed by the Company and some of its subsidiaries, the directors of the Company are not in a position to fully assess the impact of the new EIT Law to the financial position of the Group as at 31 December 2006. However, for the deferred tax assets recognised for accrual balances made for accounting purposes but not deductible for taxataion purposes, which accounted for a majority portion of the deferred tax assets recognised at the year end, the directors are confident that such temporary differences will be reversed in 2007 and therefore, will not be affected by the implementation of the new tax rate. For the remaining deferred tax assets recognised for fair value adjustments and impairment provision at RMB13,184,000, should all tax filing entities in the Group be subject to a tax rate at 25% from 1 January 2008 onwards, the Group would recognise an additional deferred tax assets of approximately RMB5,035,000.

Reconciliation of weighted average applicable tax rate to effective tax rate:

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Weighted average applicable tax rate	**12%**	17%
Loss sustained by subsidiaries of which no deferred tax assets have been recongnised	**19%**	18%
Others	**(2%)**	—
Effective tax rate	**29%**	35%

The decrease in weighted average applicable tax rate is caused by a change in the profitability of the Group's entities subject to different tax rates as stated above.

(b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deductible against output VAT on its sales in order to arrive at the net VAT amount payable to the PRC government.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

25 TAXATION *(Continued)*

(c) Consumption tax

Beers production, manufacturing consignment and beer product importation activities undertaken by the Group are subject to consumption tax in the PRC. For beer with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer sold below that price, the consumption tax is levied at RMB220 per ton.

26 EARNINGS PER SHARE — BASIC AND DILUTED

Earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

	Year ended 31 December	
	2006	2005
Profit attributable to share holders of the Company *(RMB'000)*	**447,867**	306,589
Weighted average number of ordinary shares in issue *(thousands)*	**1,308,219**	1,238,174
Basic earnings per share *(RMB per share)*	**0.34**	0.25

The diluted earnings per share information was the same as basic for 2006 and 2005 as there were no dilutive potential ordinary shares as of 31 December 2006 and 2005.

27 DIVIDENDS

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Proposed final dividend of RMB0.22 (2005: RMB0.16) per share	**287,808**	209,315

The dividends paid during the year ended 31 December 2006 were for final dividends of 2005 at RMB209,315,000 (RMB0.16 per share) (2005: final dividend for 2004 at RMB196,233,000) (RMB0.15 per share). At the board of directors meeting on 19 April 2007, the directors proposed a final dividend in respect of 2006 of RMB0.22 per share, amounting to an aggregate amount of RMB287,808,000. This proposed dividend will be approved at the Annual General Meeting and shown as appropriations in the year ending 31 December 2007.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

28 CASH GENERATED FROM OPERATIONS

Reconciliation of profit for the year to net cash inflow from operation

	2006 RMB'000	2005 RMB'000
Profit for the year	**448,757**	343,306
Taxation	**179,063**	188,356
Share of loss from associates	**(1,041)**	4,370
Income from wavier of payable balances	**(10,526)**	(9,508)
Interest income *(Note 20)*	**(22,499)**	(16,886)
Net exchange gains *(Note 24)*	**(12,574)**	(26,058)
Depreciation *(Note 7)*	**513,580**	538,928
Gain on disposal of PP&E	**(37,586)**	(4,596)
Impairment loss on PP&E *(Note 7)*	**163,688**	141,545
Amortisation of deferred liabilities *(Note 20)*	**—**	(12,641)
Impairment of long-term investments	**—**	1,981
Amortisation of intangible assets and leasehold land *(Note 6, 8)*	**29,822**	36,554
Goodwill impairment loss and disposal *(Note 8)*	**151,061**	56,098
Fair value losses on derivative financial instruments	**3,659**	1,582
Interest expenses *(Note 24)*	**39,473**	69,327
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)		
Inventories	**(243,822)**	(12,625)
Trade receivables	**3,888**	73,135
Bills receivable	**30,234**	23,381
Deposits, prepayments and other receivables	**(88,531)**	159,339
Trade payables	**83,678**	(15,784)
Accrual and other payables	**216,111**	(32,295)
Bills payable	**(75,727)**	(97,080)
Deposits and advance from customers	**(27,343)**	(16,832)
Taxes payable	**(10,875)**	(28,083)
Cash generated from operations	**1,332,490**	1,365,514

In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	2006 RMB'000	2005 RMB'000
Net book value *(Note 7)*	**29,594**	71,623
Profit/(loss) on disposal of PP&E	**28,736**	(28,316)
Proceeds from disposal of PP&E	**58,330**	43,307

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

29 CONTINGENCIES

(a) Pursuant to certain policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters by the Company as welfare benefits of its employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies. As at 31 December 2006, no formal plan had yet been developed by the Group and no plans had been announced by the Group to their employees in respect of the arrangements. After obtaining the relevant legal advice, the Company's board of directors is of the opinion that the Group had no obligation to make any payment or provision for such monetary housing subsidies as at 31 December 2006 and there is no reasonable basis to accrue for any potential liabilities.

(b) As at 31 December 2006, the Group had provided guarantee of RMB16,000,000 in favor of an associate of the Group for its bank loans.

30 COMMITMENTS

(a) Capital and other commitments

The Group had no material capital commitments which were authorised but not contracted and provided for as at 31 December 2006.

The Group's and the Company's commitments is relation to construction of fixed assets, acquisition of subsidiaries and other activities which were contracted but not provided for in the financial statements are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
	981,819	317,566	**141,136**	264,730

(b) Operating lease and other commitments

As at 31 December 2006, the Group had future aggregate minimum lease payments under non-cancelable operating leases of land and buildings as well as other commitments associated with its operating activities as follows:

	2006	2005
	RMB'000	*RMB'000*
Not later than one year	**343**	1,660

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

31 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The following major transactions were carried out with related parties:

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Purchases from related companies		
— Associates	**94,943**	111,333
— Tsingtao Brewery (Aus) PTY Ltd.	**91,144**	52,025
	186,087	163,358
Sales to related companies		
— Associates	**250,274**	264,580
— Tsingtao Brewery (Aus) PTY Ltd.	**—**	2,562
— Tsingtao Brewery Co.,Ltd	**—**	17,002
	250,274	284,144
Construction services provided to the Group		
— TBC	**3,788**	1,730
Logistics services provided to the Group (including paid on behalf)		
— Associates	**219,273**	143,577
Guarantee provided for the Group's loans		
— TB Group Company *(Note 15)*	**—**	4,344
Guarantee provided in favour of the Group's receivables		
— TB Group Company	**35,890**	40,893
Guarantee provided in favour of the an associate of the Group		
— Asahi Beverage	**16,000**	24,000
Interest paid to		
— TB Group Company	**3,249**	2,996

All the above transactions with related parties were carried out based on terms agreed between the Group and the related companies.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

31 RELATED PARTY TRANSACTIONS *(Continued)*

(b) As at 31 December 2006, the Group had the following significant balances maintained with related parties:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Included in				
Amount due from subsidiaries	—	—	**146,509**	12,314
Trade receivable and other long-term assets accounts				
— Wholly owned subsidiaries of the Group	—	—	**2,572**	1,771
— Non-wholly owned subsidiaries of the Group	—	—	**19,041**	36,187
— Associates *(ii)*	**91,349**	96,467	**89,738**	48,110
— Other related parties	**882**	287	**882**	—
Loans to subsidiaries *(i)*				
— Wholly owned subsidiaries of the Group	—	—	—	100,020
— Non-wholly owned subsidiaries of the Group	—	—	**2,759,788**	2,635,103
Deposits, prepayment and other receivables				
— Wholly owned subsidiaries of the Group	—	—	**1,026**	107,056
— Non-wholly owned subsidiaries of the Group	—	—	**123,217**	45,846
— Associates	**5,052**	9,994	**5,052**	9,994
— Other related parties	**11,949**	17,253	**787**	5,792
Trade payables				
— Non-wholly owned subsidiaries of the Group	—	—	**22,639**	33,344
Other payables and long-term payables				
— Non-wholly owned subsidiaries of the Group	—	—	**79,963**	18,539
— A-B Company *(iii)*	**117,131**	121,053	—	—
— Associates	**378**	2,145	**378**	2,049
— Other related parties	**21,243**	22,851	**578**	253
Sales deposits				
— Non-wholly owned subsidiaries of the Group	—	—	**326**	—
— Associates	**307**	5,407	**307**	5,407
Short-term loans from				
— TB Group Company	**65,000**	65,000	—	—

Except for those mentioned in notes (i) and (iii) and for the short-term loans, the Group's current balances maintained with related parties are all unsecured, non-interest bearing and with no fixed repayment terms.

Notes to the Consolidated Financial Statements

(Prepared in accordance with HKFRS)

31 RELATED PARTY TRANSACTIONS *(Continued)*

(b) *(Continued)*

(i) As at 31 December 2006, the Company had extended certain advances and loans, amounting to approximately RMB2,759,788,000(2005: RMB2,735,123,000), to subsidiaries through entrusted loan arrangement made with banks in the PRC (See Note 9).

(ii) The Group had reached a settlement agreement jointly with a customer and a related company (collectively "the Debtors") in 2001 in connection with an aggregate outstanding receivable balance of RMB105,000,000 (the "Debts") due from them. Pursuant to the agreement, the Debts are repayable in eight annual installments, commencing from 1 January 2002. As at 31 December 2006, the outstanding balances of the Debts of approximately RMB15,000,000 and RMB8,701,000 (2005:RMB15,000,000 and RMB25,893,000), after deduction of relevant impairment provision made, were classified as both accounts receivable and other long-term assets receivables in the balance sheet of the Group according to the expected repayment schedule. TB Group Company had also undertaken to guarantee the repayment of the outstanding balance.

Subsequently after year end in 2007, one of the Debtors determined to cease business and the outstanding debt due to the Company is planned to be settled through the transfer of equity interests in the debtor by its owner. The directors of the Company had made an assessment as to the recoverable amount of the Debts based on such arrangements and considered that appropriate impairment loss provision has made in the finanical statements as at and for the year ended 31 December 2006. Due to the above changes, the Group also gave its consent for TB Group Company to withdraw its indemnity.

(iii) In October 2003, a subsidiary of the Company, Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company") entered into a loan agreement with A-B Company that Hong Kong Company borrowed a loan of USD$15,000,000 (equivalent to approximately RMB117,131,000 (the "Loan") from A-B Company. The Loan is interest-bearing at 1% per annum, unsecured and repayable within 5 years. The Company has undertaken to guarantee the repayment of the Loan.

(c) Key management compensation

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Basic salaries, allowances and benefits-in-kind	**3,210**	3,451
Retirement fund contributions	**242**	217
	3,452	3,668

Key management personnel are those persons, in total 15 persons, having authority and responsibility for planning, directing and controlling the activities of the Group, including directors and other senior management personnel.

Supplementary Information

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HKFRS

The Group has prepared a separate set of financial information for the year ended 31 December 2006 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HKFRs give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HKFRS are summarised and explained in the following table:

Impact on the consolidated net assets:

	As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Net assets as per accounts prepared under PRC GAAP	**5,223,722**	4,941,430
HKFRS adjustments:		
Adjustments arising from different exchange rates used in valuation of carrying values of fixed assets under HKFRS and PRC GAAP	**141,253**	141,253
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(141,253)**	(140,887)
Difference between the accounting for business combination under PRC GAAP and HKFRS	**(26,757)**	(49,332)
Adjustment for negative goodwill brought forward to retained earnings upon adoption of HKFRS 3 on 1 January 2005	**71,760**	80,971
Recognition of derivative financial instruments at fair value	**(3,659)**	(90)
Deferred tax liability arising from depreciation of fixed assets	**(5,090)**	(5,090)
Difference between the accounting for impairment loss of tangible and intangible assets	**(16,705)**	—
Goodwill impairment loss recognised upon cessation of business of a subsidiary	**—**	(9,121)
Others	**4,158**	(2,744)
Net assets attributable to the Company's shareholders as per financial statements prepared under HKFRS	**5,247,429**	4,956,390

Impact on the consolidated net profit:

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Net profit under PRC GAAP	**434,897**	303,958
HKFRS adjustments:		
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(366)**	(11,480)
Waiver of loans and other share premium adjustment	**10,526**	8,248
Deferred tax liability and assets arising from depreciation of fixed assets	**557**	557
Difference between the accounting for business combination under PRC GAAP and HKFRS	**22,575**	15,140
Difference in accounting for interest expenses relating to the convertible bonds	**—**	9,764
Recognition of derivative financial instruments at fair value	**(3,659)**	(10,802)
Difference between the accounting for impairment loss of tangible and intangible assets	**(16,705)**	—
Goodwill impairment loss recognised upon cessation of business of a subsidiary	**—**	(9,121)
Others	**42**	325
Profit attributable to shareholders of the Company under HKFRS	**447,867**	306,589

獨立核數師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

致青島啤酒股份有限公司全體股東
(於中華人民共和國註冊成立之中外合資股份有限公司)

本核數師已完成審核列載於第121至第175頁的青島啤酒股份有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)綜合財務報表，包括於二零零六年十二月三十一日的綜合及公司資產負債表、截至該日止年度的綜合利潤表、綜合權益變動表及綜合現金量表，以及主要會計政策概要及其他說明附註。

董事對財務報表的責任

貴公司董事有責任根據由香港會計師公會頒佈之香港財務報告準則及香港《公司條例》之披露規定編製真實與公允的財務報表。此責任包括設計、實行及維持與編製並真實與公允地呈報該等財務報表有關的內部控制，以確保其並無存有重大錯誤陳述(不論其由欺詐或錯誤引起)；選擇並應用適當會計政策；及在不同情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們審核工作的結果對該等財務報表作出意見，並僅向閣下作為法人作出報告。除此以外，我們的報告書不會作其他用途。我們概不會就本報告書的內容而向任何其他人士負責或承擔任何責任。

我們是按照香港會計師公會頒佈之香港審計準則進行審核工作。該等準則要求我們遵守道德規定及策劃及進行審核工作，以合理確定此等財務報表是否不存有重大錯誤陳述。

審核工作包括執行程序，以取得與該等財務報表所載數額及披露事項有關的審核憑證。所選取的程序須視乎核數師的判斷，包括評估財務報表的重大錯誤陳述(不論其由欺詐或錯誤引起)的風險。於作出該等風險評估時，核數師考慮與實體編製並真實與公允地呈報財務報表有關的內部控制，以為不同情況設計適當審核程序，但並非旨在就實體內部控制是否有效作出意見。審核工作亦包括評估所採用的會計政策是否適當及董事所作的會計估計是否合理，並就財務報表的整體呈報方式作出評估。

我們相信，我們已取得充分恰當的審核憑證，以為我們的審核意見提供基礎。

意見

我們認為，綜合財務報表均真實與公允地反映貴公司及貴集團於二零零六年十二月三十一日的財政狀況及貴集團截至該日止年度的盈利和現金流量，並已按照香港財務報告準則和香港《公司條例》的披露規定編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零七年四月十九日

資產負債表

(按香港財務報告準則編制)

		本集團		本公司	
		於十二月三十一日		於十二月三十一日	
	附註	二零零六年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零五年 人民幣千元
資產					
非流動資產					
不動產、廠房及設備	7	**5,098,594**	5,263,964	**957,531**	950,038
租賃土地及土地使用權	6	**676,759**	660,197	**68,892**	65,525
預付土地使用權款		**17,442**	—	**17,442**	—
無形資產	8	**232,493**	379,488	**78,741**	79,189
投資於子公司	9	**—**	—	**1,628,989**	1,722,295
子公司借款	9	**—**	—	**2,759,788**	2,735,123
聯營公司權益	10	**18,576**	21,789	**6,004**	7,498
遞延稅項資產	17	**70,813**	21,806	**41,563**	17,600
可供銷售的金融資產		**—**	993	**16,504**	18,315
其他長期資產		**27,258**	29,880	**22,664**	27,670
		6,141,935	6,378,117	**5,598,118**	5,623,253
流動資產					
存貨	11	**1,641,319**	1,423,927	**316,998**	225,223
應收子公司		**—**	—	**146,509**	12,314
應收賬款	12	**101,180**	105,068	**33,535**	74,852
應收票據		**44,979**	75,213	**—**	2,498
保證金、預付賬款及其他應收款		**415,803**	327,272	**88,736**	192,971
已抵押的銀行存款	19	**19,524**	17,570	**—**	—
現金及現金等價物		**1,213,243**	1,248,291	**594,700**	478,090
		3,436,048	3,197,341	**1,180,478**	985,948
資產合計		**9,577,983**	9,575,458	**6,778,596**	6,609,201
股東權益					
資本及可供本公司股東分配的儲備					
股本	13	**1,308,219**	1,308,219	**1,308,219**	1,308,219
其他儲備	14	**3,796,626**	3,673,572	**3,541,588**	3,449,508
未分配盈餘					
— 擬派發末期股息		**287,808**	209,315	**287,808**	209,315
— 其他		**(145,224)**	(234,716)	**528,623**	358,462
		5,247,429	4,956,390	**5,666,238**	5,325,504
少數股東權益		**452,294**	576,686	**—**	—
股東權益合計		**5,699,723**	5,533,076	**5,666,238**	5,325,504

資產負債表

(按香港財務報告準則編制)

	附註	本集團 於十二月三十一日 二零零六年 人民幣千元	本集團 於十二月三十一日 二零零五年 人民幣千元	本公司 於十二月三十一日 二零零六年 人民幣千元	本公司 於十二月三十一日 二零零五年 人民幣千元
負債					
非流動負債					
借款	*15*	**53,259**	21,786	**—**	—
衍生金融工具	*16*	**3,749**	90	**3,749**	90
遞延稅項負債	*17*	**16,448**	17,374	**—**	—
應付股東長期借款	*31(b)*	**117,131**	121,053	**—**	—
其他金融負債	*9(f)*	**31,800**	—	**—**	—
		222,387	160,303	**3,749**	90
流動負債					
應付賬款	*18*	**794,675**	710,997	**133,615**	136,719
應付票據	*19*	**250,117**	345,844	**70,900**	71,800
預提費用及其他應付款		**1,766,404**	1,576,309	**450,760**	317,709
銷售按金及預收客戶賬款		**191,662**	219,005	**62,899**	82,451
應交稅金		**51,106**	61,981	**—**	22,044
應付股利		**—**	12,221	**—**	2,924
借款	*15*	**599,745**	949,171	**390,435**	645,616
一年內到期長期銀行借款	*15*	**2,164**	6,551	**—**	4,344
		3,655,873	3,882,079	**1,108,609**	1,283,607
負債合計		**3,878,260**	4,042,382	**1,112,358**	1,283,697
股東權益及負債合計		**9,577,983**	9,575,458	**6,778,596**	6,609,201
淨流動(負債)/資產		**(219,825)**	(684,738)	**71,869**	(297,659)
總資產減流動負債		**5,922,110**	5,693,379	**5,669,987**	5,325,594

李桂榮
董事

孫玉國
董事

第126至175頁的附註為財務報表的整體部分。

綜合利潤表

(按香港財務報告準則編制)

	附註	截至十二月三十一日止年度 二零零六年 人民幣千元	二零零五年 人民幣千元
銷售額	5	**11,677,160**	10,019,857
銷售成本	22	**(8,003,086)**	(6,978,719)
毛利		**3,674,074**	3,041,138
銷售及市場推廣費用		**(2,020,660)**	(1,654,863)
行政支出		**(837,020)**	(770,791)
其他利得，淨額	20	**92,674**	102,804
其他業務虧損，淨額	21	**(255,390)**	(138,987)
經營盈利		**653,678**	579,301
財務費用，淨額	24	**(26,899)**	(43,269)
應佔聯營公司利潤／(虧損)淨額	10	**1,041**	(4,370)
除所得税前盈利		**627,820**	531,662
所得税支出	25(a)	**(179,063)**	(188,356)
本年度盈利		**448,757**	343,306
其中：			
本公司股東應佔盈利		**447,867**	306,589
少數股東權益		**890**	36,717
		448,757	343,306
年內本公司股東應佔盈利的每股盈利(單位為每股人民幣)			
— 基本及攤薄	26	**0.34**	0.25
股息	27	**287,808**	209,315

第126至175頁的附註為綜合財務報表的整體部分。

綜合權益變動表

(按香港財務報告準則編制)

	附註	可供本公司股東分配的權益					少數股東權益	總計
		股本	可轉換債券	其他儲備	擬派發末期股息	累計盈利／(虧損)		
		人民幣千元	人民幣千元	人民幣千元 (附註14)	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零五年一月一日結餘		1,060,000	1,191,192	2,630,088	196,233	(231,702)	544,333	5,390,144
宣派股息		—	—	—	(196,233)	—	(48,474)	(244,707)
本年度盈利		—	—	—	—	306,589	36,717	343,306
擬派發股息	27	—	—	—	209,315	(209,315)	—	—
提取盈餘至盈餘公積金	14	—	—	52,858	—	(52,858)	—	—
提取盈餘至公益金	14	—	—	47,430	—	(47,430)	—	
可轉換債券轉股		248,219	(1,191,192)	942,973	—	—	—	—
外幣報表折算差額		—	—	223	—	—	—	223
收購新子公司		—	—	—	—	—	44,791	44,791
出售子公司		—	—	—	—	—	2,328	2,328
出售子公司部分權益		—	—	—	—	—	(1,119)	(1,119)
少數股東投入資本		—	—	—	—	—	250	250
其他		—	—	—	—	—	(2,140)	(2,140)
二零零五年十二月三十一日結餘		1,308,219	—	3,673,572	209,315	(234,716)	576,686	5,533,076
二零零六年一月一日結餘		1,308,219	—	3,673,572	209,315	(234,716)	576,686	5,533,076
宣派股息		—	—	—	(209,315)	—	(55,772)	(265,087)
本年度盈利		—	—	—	—	447,867	890	448,757
擬派發股息	27	—	—	—	287,808	(287,808)	—	—
提取盈餘公積金	14	—	—	70,567	—	(70,567)	—	—
外幣報表折算差額		—	—	3,986	—	—	—	3,986
向少數股東收購／出售權益 *(附註9(e))*		—	—	48,501	—	—	(42,197)	6,304
重分類為金融負債 *(附註9(g))*		—	—	—	—	—	(31,800)	(31,800)
其他		—	—	—	—	—	4,487	4,487
二零零六年十二月三十一日結餘		1,308,219	—	3,796,626	287,808	(145,224)	452,294	5,699,723

第126至175頁的附註為綜合財務報表的整體部分。

綜合現金流量表

(按香港財務報告準則編制)

	附註	截至十二月三十一日止年度 二零零六年 人民幣千元	二零零五年 人民幣千元
經營活動之現金流量			
經營產生之現金	*28*	**1,332,490**	1,365,514
已收利息		**22,499**	16,886
支付所得稅		**(244,613)**	(236,477)
經營活動產生之現金淨額		**1,110,376**	1,145,923
投資活動之現金流量			
收購子公司，扣除購入之現金		**—**	(174,732)
購建不動產、廠房及設備、在建工程及無形資產		**(600,751)**	(317,275)
出售不動產、廠房及設備所得	*28*	**58,330**	43,307
收購聯營公司及其他投資		**—**	(1,500)
短期銀行存款及已抵押的銀行存款減少		**6,306**	14,656
衍生金融工具之已收現金		**11,135**	9,235
已收股息		**3,313**	10
投資活動所用之現金淨額		**(521,667)**	(426,299)
		588,709	719,624
融資活動之現金流量			
借款所得		**568,470**	882,959
償還借款		**(876,781)**	(1,417,599)
少數股東投入資本		**15,703**	250
可轉換債券轉股之已收現金		**—**	39,745
已付利息		**(53,147)**	(69,327)
派發予本公司股東之股息		**(212,165)**	(195,409)
派發予少數股東之股息		**(65,519)**	(39,177)
融資活動所用之現金淨額		**(623,439)**	(798,558)
現金及現金等價物減少淨額		**(34,730)**	(78,934)
年初之現金及現金等價物		**1,248,291**	1,330,327
現金及現金等價物之匯兌虧損		**(318)**	(3,102)
年終之現金及現金等價物		**1,213,243**	1,248,291

第126至175頁的附註為綜合財務報表的整體部分。

綜合財務報表附註

(按香港財務報告準則編制)

1　一般資料

青島啤酒股份有限公司(「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)成立，並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的營業執照。本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司之主板上市，而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

本公司及其子公司(合稱「本集團」)的主要業務為生產及銷售啤酒。本公司的註冊地址為中國青島市香港中路五四廣場青啤大廈。

除特別註明外，綜合財務報表已經由董事會在二零零七年四月十九日批准刊發。

財務報表所述部分公司的英文名稱是管理層對其註冊中文名稱的非正式翻譯，該等實體並無依法採納有關英文名稱。

2　重要會計政策概要

編製本綜合財務報表採用的主要會計政策載於下文。除特別註明外，此等政策在所呈報的二零零五年及二零零六年內貫徹應用。

2.1　編製基準

本集團之綜合財務報表乃按照香港財務報告準則(香港財務報告準則)而編製。綜合財務報表依據歷史成本法編製，並就可供銷售的金融資產及按公允價值計量並通過損益處理的金融資產及金融負債(包括衍生工具)而作出修訂。

編製符合香港財務報告準則之財務報表需要使用若干關鍵會計估計。這亦需要管理層在應用本集團會計政策過程中行使其判斷。涉及高度判斷或複雜性之範疇，或涉及對綜合財務報表屬重大假設和估計之範疇，於附註4披露。

(a)　於二零零六年生效之已頒佈準則之修訂

下列準則之修訂必須於二零零六年一月一日或之後開始之財政期間內應用。

- 香港會計準則第21號修訂本－境外業務之淨投資。此項修訂並無對本集團之綜合股東權益造成重大影響；及

- 香港會計準則第39號及國際財務報告準則第4號修訂本－財務擔保合約。此項修訂獲評估為不會對本集團造成重大影響。

綜合財務報表附註

(按香港財務報告準則編制)

2 重要會計政策概要 *(續)*

2.1 編製基準 *(續)*

(b) *尚未生效及未獲本集團提早採納之新準則及現有準則之詮釋*

下列已頒佈現有準則之詮釋必須於二零零六年五月一日或之後開始之本集團會計期間或較後期間內應用而本集團並未提早採納：

- 香港(國際財務報告詮釋委員會)－詮釋第10號中期財務報告及減值(於二零零六年十一月一日或之後開始之年度期間生效)。香港(國際財務報告詮釋委員會)－詮釋第10號禁止於中期期間就商譽、權益工具投資及按成本列賬之金融資產投資確認之減值虧損於其後結算日撥回。本集團將由二零零七年一月一日起應用香港(國際財務報告詮釋委員會)－詮釋第10號，惟預期不會對本集團賬目造成任何影響；及

- 香港財務報告準則第7號「金融工具：披露」(於二零零七年一月一日或之後開始之年度期間生效)。香港會計準則第1號「資本披露之修訂」(於二零零七年一月一日或之後開始之年度期間生效)。本集團已評估香港財務報告準則第7號及香港會計準則第1號修訂本之影響，並認為主要之額外披露事項將為市場風險之敏感度分析及香港會計準則第1號修訂本所規定之資本披露事項。本集團將由二零零七年一月一日開始之年度期間起應用香港財務報告準則第7號及香港會計準則第1號修訂本。

(c) *尚未生效及與本集團業務並不相關之現有準則之詮釋*

下列已頒佈現有準則之詮釋必須於二零零六年五月一日或之後開始之本集團會計期間或較後期間內應用而與本集團業務並不相關：

- 香港(國際財務報告詮釋委員會)－詮釋第8號香港財務報告準則第2號之範圍(於二零零六年五月一日或之後開始之年度期間生效)。香港(國際財務報告詮釋委員會)－詮釋第8號要求考慮涉及發行權益工具之交易－倘已收可辨認代價少於所發行權益工具之公允價值－以確定其是否符合香港財務報告準則第2號之範圍。管理層預期此詮釋不會對本集團造成重大影響；

- 香港(國際財務報告詮釋委員會)－詮釋第7號根據香港會計準則第29號惡性通脹經濟之財務報告應用重列法(於二零零六年三月一日起生效)。香港(國際財務報告詮釋委員會)－詮釋第7號提供指引，說明若於某報告期間內確定實體功能貨幣所處經濟出現嚴重通脹，而有關經濟於上一期間並無嚴重通脹，應如何應用香港會計準則第29號之規定。由於本集團並無任何實體以嚴重通脹經濟之貨幣作為其功能貨幣，故香港(國際財務報告詮釋委員會)－詮釋第7號與本集團業務並不相關；

- 香港(國際財務報告詮釋委員會)－詮釋第9號重估嵌入式衍生工具(於二零零六年六月一日或之後開始之年度期間生效)。香港(國際財務報告詮釋委員會)－詮釋第9號規定，實體須於首次成為訂約方時，評估是否需要將嵌入式衍生工具從主要合約區分，並入賬列作衍生工具。除非合約條款有變，以致合約原本所需現金流量大幅變更，則須重新評估，否則其後不得重新進行評估。由於本集團並無任何實體更改其合約條款，故香港(國際財務報告詮釋委員會)－詮釋第9號與本集團業務並不相關。

綜合財務報表附註

(按香港財務報告準則編制)

2 重要會計政策概要 *(續)*

2.1 編製基準 *(續)*

(c) 尚未生效及與本集團業務並不相關之現有準則之詮釋(續)

- 國際財務報告詮釋委員會－詮釋第11號－國際財務報告準則第2號集團及庫存股份交易(於二零零七年三月一日或之後開始之年度期間生效)。國際財務報告詮釋委員會－詮釋第11號提供指引，說明在涉及母公司或子公司之股本工具及涉及向第三方購買實體本身之股本工具時，應如何應用國際財務報告準則第2號之規定。由於本公司之《公司章程》並無任何有關庫存股份及贖回本公司本身股份之規定，故國際財務報告詮釋委員會－詮釋第11號與本集團業務並不相關。

- 國際財務報告詮釋委員會－詮釋第12號服務特許權安排(於二零零八年一月一日或之後開始之年度期間生效)提供有關公共至私人服務特許權安排之會計指引。由於本集團並無從事該等業務，故國際財務報告詮釋委員會－詮釋第12號與本集團之業務並不相關。

(d) 二零零六年生效惟與本集團業務並不相關之準則、修訂及詮釋

下列準則、修訂及詮釋必須於二零零六年一月一日或之後開始之會計期間應用惟與本集團業務並不相關：

- 香港會計準則第19號修訂本－僱員福利；
- 香港會計準則第39號修訂本－預測集團內交易之現金流量套期會計法；
- 香港會計準則第39號修訂本－公允價值期權；
- 香港財務報告準則第6號－勘探及評估礦物資源；
- 香港財務報告準則第1號修訂本－首次採納國際／香港財務報告準則第6號(修訂本)勘探及評估礦物資源；
- 香港(國際財務報告詮釋委員會)－詮釋第4號－釐定安排是否包含租賃；
- 香港(國際財務報告詮釋委員會)－詮釋第5號－對拆卸、復原及環境復修基金所產生權益之權利；及
- 香港(國際財務報告詮釋委員會)－詮釋第6號－參與特殊市場－廢棄電力及電子設備所產生負債。

綜合財務報表附註

(按香港財務報告準則編制)

2 重要會計政策概要 *(續)*

2.2 綜合賬目

綜合財務報表包括本公司及各子公司截至十二月三十一日止之財務報表。

(a) 子公司

子公司指本集團有權控制財政及營運政策而控制所有實體，通常附帶有超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兌換的潛在投票權的存在及影響均予考慮。

子公司在控制權轉移至本集團之日全面綜合入賬。子公司在控制權終止之日起停止綜合入賬。

購買會計法用於核算集團對其子公司的收購。收購成本是按在交易發生當日所給予資產、所發行的權益工具及所產生或承擔的負債的公允價值計量，加上直接用於收購的費用。於業務合併時所收購的可辨認資產以及所承擔的負債及或有負債，於收購日以公允價值初始計量，而不論任何少數股東權益的數額。收購成本超過本集團所收購可辨認淨資產份額公允價值的部分記錄為商譽(附註2.6)。如收購成本低於所收購子公司淨資產的公允價值，該差額直接在利潤表確認。

集團內公司間的交易、交易的結餘及未實現利潤予以抵銷。除非交易提供所轉讓資產減值的證據，否則未實現虧損亦予以對銷。子公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，投資於子公司以成本扣除減值虧損準備入賬(附註2.7)。本公司將子公司之業績按已收及應收股息入賬。

(b) 與少數股東權益的交易

本集團採用視與少數股東權益的交易為與本集團權益擁有人的交易之會計政策。就向少數股東權益購買資產而言，任何已付代價與所收購子公司相關部分資產淨值之賬面值兩者之間差額自權益扣除。向少數股東權益出售資產之損益、任何已收所得款項與少數股東權益相關部分兩者之間差額亦記入權益。

(c) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。投資於聯營公司以權益會計法入賬，初步以成本確認。本集團對聯營公司之投資包括收購時已辨認的商譽(扣除任何累計減值虧損)(附註2.6)。

本集團應佔收購後聯營公司的損益於利潤表內確認，而應佔收購後儲備的變動則於儲備內確認。投資賬面值會根據累計的收購後儲備變動而作出調整。如本集團應佔聯營公司的虧損等於或超過其在該聯營公司的權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現利得按本集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值的證據，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，聯營公司之權益按成本扣除減值虧損準備入賬(附註2.7)。本公司將聯營公司之業績按已收及應收股息入賬。

綜合財務報表附註

(按香港財務報告準則編制)

2 重要會計政策概要 *(續)*

2.3 分部報告

業務分部指從事提供產品或服務的一組資產和業務，其產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中經營的分部的不同。

2.4 外幣換算

(a) 功能及呈列貨幣

集團內各實體的財務報表內的項目均以該實體經營中通用的主要經濟環境貨幣(「功能貨幣」)表示。綜合財務報表以人民幣呈列，該貨幣為本公司之功能及呈列貨幣。

(b) 交易及結餘

外幣交易均按交易當日之匯率換算為功能貨幣。除了符合在股東權益中遞延入賬的現金流量套期和淨投資套期外，上述交易結算過程中以及於年終以外幣計量的貨幣性資產和負債進行換算時出現的匯兑損益均反映於利潤表確認。

非貨幣性金融資產及負債的折算差額，反映為公允價值損益的一部分。非貨幣性金融資產及負債(如按公允價值計量並通過損益處理的權益)的折算差額，於損益中確認為公允價值損益的一部分。非貨幣性金融資產(如歸類於可供銷售的權益)的折算差額，反映於股東權益中的可供銷售儲備中。

(c) 集團公司

功能貨幣與呈列貨幣不同的集團內所有實體(該等實體概無嚴重通脹經濟之貨幣)之業績及財務狀況均按以下方法換算為呈列貨幣：

(i) 各資產負債表之資產與負債均以該資產負債表日之匯率換算；

(ii) 利潤表之收入及支出項目按平均匯率換算(除非該平均值並不合理地接近於交易日之匯率，在此情況下收入及支出乃按交易日之匯率換算)；及

(iii) 所有由此產生的折算差額在股東權益中單獨設立項目列示。

於編制綜合賬目時，由換算對境外實體的淨投資，以及作為上述投資之套期之借款及其他貨幣工具而產生之折算差額乃列入股東權益內。當處置或銷售部分境外業務時，記入權益中的折算差額於利潤表中確認為出售損益之一部分。

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2.5 不動產、機器及設備

不動產、機器及設備按歷史成本減折舊和減值虧損列賬。歷史成本包括購買該項目直接發生的開支。成本可包括從股東權益中轉撥的有關外幣不動產、機器及設備採購的合資格現金流量套期而產生的任何損益。

後期成本只有在與該項目有關的未來經濟利益有可能流入本集團，而該項目的成本能可靠計量時，才包括在資產的賬面值內或確認為獨立資產(按適用)。所有其他維修及保養在產生的財務期間內於利潤表支銷。

不動產、機器及設備之折舊按直線法在以下的估計可使用年限內將成本分攤至殘值計算：

廠房及房屋建築物	20 — 50年
機器	5 — 14年
運輸設備	5 — 12年
其他設備	5 — 10年

資產的殘值及可使用年限於每個資產負債表日進行檢討，及在適當時進行調整。

如資產的賬面值高於其估計可收回金額，其賬面值立即撇減至其可收回金額(附註2.7)。

2.6 無形資產

(a) 商譽

商譽指收購成本高於收購日本集團應佔所收購子公司／聯營公司的可辨認淨資產公允價值的部分。收購子公司時產生的商譽於無形資產中核算。收購聯營公司時產生的商譽於聯營公司投資中核算，並每年進行減值測試，作為整體結餘一部分。分開確認的商譽每年進行減值測試，並按成本減累計減值虧損列賬。出售某一實體時產生的利得或損失包括與被出售實體相關之商譽的賬面值。

進行減值測試時，商譽會分配到現金產生單元中。分配對象為預期可自產生商譽之業務合併獲益之某項現金產生單元或某組現金產生單元(附註2.7)。

(b) 商標及牌照

購入的商標及牌照按歷史成本列賬。有限定可使用年限之商標及牌照均按成本減累計攤銷列賬。攤銷利用直線法將其成本分攤至其估計可使用年限計算。

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2 重要會計政策概要 *(續)*

2.6 無形資產 *(續)*

(c) *電腦軟件*

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本資本化。此等成本按三至五年的估計可使用年限攤銷。

與開發或維護電腦軟件程式相關的成本在產生時確認為支出。與生產由本集團控制的可辨認及獨有軟件產品直接相關的成本，且有可能產生經濟利益多於成本超過一年，確認為無形資產。直接成本包括開發軟件的員工成本和相關間接費用的適當份額。

確認為資產的電腦軟件開發成本按估計可使用年限攤銷。

(d) *研究及開發成本*

研究成本在發生時作為費用列支。當能夠證明開發中產品技術之可行性及有意完成該產品，亦有充裕資源進行，成本可予辨認，及有能力出售或使用該資產並產生可預見經濟利益，則將新產品或改良產品之設計及測試之開發項目所涉及之成本確認為無形資產，並以直線法按不多於五年期限攤銷，與相關經濟利益確認模式配比。不符合上述條件之開發成本在發生時作為費用列支。已費用化之開發成本不會在往後期間確認為資產。本年度並沒有任何開發成本資本化。

(e) *無形資產減值*

如有跡象顯示出現減值，無形資產之賬面值均需評估及立即撇減至其可收回金額。

2.7 投資於子公司、聯營公司及非金融資產之減值

無限定使用年限的資產無須進行攤銷，但須每年進行一次減值測試。須攤銷的資產在當有事件出現或情況改變顯示賬面值可能不會高於其可收回金額時，就減值進行檢查。可收回金額為資產的公允價值減去銷售成本與使用價值兩者間較高者。就評估減值而言，資產按可分開辨認的現金流量（現金產生單元）的最小單位進行歸集。出現減值之資產（商譽除外）於各報告日期檢查，確定是否可能撥回減值。

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2 重要會計政策概要 *(續)*

2.8 金融資產

集團按公允價值計量並通過損益處理將其金融資產分為以下類別：貸款與應收款、持有至到期的投資及可供銷售的金融資產。分類視乎購入投資之目的而定。管理層須於初次確認時為金融資產分類。

(a) ***貸款與應收款***

貸款與應收款為並無活躍的市場價格但具有固定或可釐定的金額的非衍生金融資產。此等資產在本集團直接向債務人提供金錢、貨品或服務而無意將該應收款轉售時產生。彼等包括於流動資產內，惟不包括到期日為自資產負債表日起逾十二個月者。後者列作非流動資產。貸款及應收款已計入資產負債表之應收賬款及其他應收款以及其他長期應收款(附註2.11)。

(b) ***持有至到期的投資***

持有至到期的投資為具有固定或可釐定金額和固定到期日及本集團管理層準備且能夠持有至到期日的非衍生金融工具。倘本集團出售其持有至到期的金融資產中重大部分，則整個類別將受影響，並須重新分類為可供銷售。持有至到期的金融資產計入非流動資產，惟到期日為結算日起計十二個月內者，則分類為流動資產。於本年度，本集團並無持有任何此類投資。

(c) ***可供銷售的金融資產***

可供銷售的金融資產為被定義為此類別或無法歸類於任何其他類別的非衍生工具。除非管理層準備於資產負債表日十二個月內出售該投資，否則概列作為非流動資產。

年內並無確認按公允價值計量並通過損益處理之金融資產。投資的常規購買及銷售於交易日確認，交易日為本集團承諾購買或出售該資產之日。對所有非按公允價值計量並通過損益處理的金融資產，按其公允價值加交易成本進行初次確認。當本集團從該金融資產收回現金之權利過期或轉讓，及本集團將與該資產所有權相關的風險及報酬實質轉讓後，該金融資產將不再被確認。可供銷售的金融資產和按公允價值計量並通過損益處理的金融資產其後以公允價值列示。貸款與應收款及持有至到期的投資採用實際利率法按攤銷成本列示。歸類於可供銷售的非貨幣性證券之公允價值變化產生的未實現損益於股東權益內確認。

當該等分類為可供銷售的證券被出售或減值時，累計公允價值之調整列示於利潤表中投資證券之損益項目。

本集團在每個資產負債日評估是否有客觀證據證明某項金融資產或某組金融資產已經減值。對於分類為可供銷售的權益證券，在確定證券是否已經減值時，會考慮證券公允價值有否明顯或長期跌至低於其成本。若可供銷售的金融資產存在此等證據，累計虧損 — 按收購成本與當前公允價值的差額並扣除該金融資產之前於利潤表中確認之任何減值虧損計算 —於股東權益中扣除，同時於利潤表中確認。於利潤表中確認的權益工具減值虧損不會通過利潤表撥回。應收賬款的減值測試於附註2.11中載述。

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2.9 衍生金融工具及套期交易

衍生工具初始按訂立衍生工具合同日期之公允價值確認，之後以公允價值重新計量。確認所產生之損益的方法視乎該衍生工具是否定義為套期工具，如定義為套期工具，則受套期項目之性質決定。集團定義若干衍生工具為：(a)對已確認負債之公允價值進行套期(公允價值套期)；或(b)對與已確認負債相關的特定風險或非常可能的預測交易進行套期(現金流量套期)。

各種衍生工具之公允價值於附註16中披露。倘套期項目之到期日為十二個月後，套期衍生工具的全部公允價值將分類為非流動資產或負債。

(a) 公允價值套期

定義為並符合資格作為公允價值套期之衍生工具之公允價值之變動在利潤表記賬，與受套期風險相關之套期資產或負債之公允價值或現金流量之任何變動也同時在利潤表記賬。

(b) 不符合套期會計處理的衍生工具

若干衍生工具不符合套期會計處理，且入賬列作按公允價值計量並通過損益處理。該等不符合套期會計處理的衍生工具之公允價值之變動立即確認在利潤表中其他利得／(虧損)淨額內。

2.10 存貨

存貨按成本與可變現淨值兩者之較低者入賬。成本按加權平均法計算。製成品及在建工程的成本包括設計成本、原材料、直接人工、其他直接成本和相關的間接費用(依據正常營運能力)。這不包括借款費用。可變現淨值為在日常業務過程中的估計銷售價，減適當的變動銷售費用。

2.11 應收賬款及其他應收款

應收賬款及其他應收款初始以公允價值確認，隨後採用實際利率法按攤銷成本扣除減值準備計量。若已有客觀證據證明集團無法根據應收款的最初條款收回所有到期款項，則相應計提與應收賬款及其他應收款相關的減值準備。減值準備的金額為該項資產賬面值與按照原實際利率法貼現之估計未來現金流量之差額。資產賬面值通過使用撥備賬而扣減，而虧損金額確認在利潤表中或到期日為三個月或以下的存款內。其後收回先前撇銷之金額乃計入利潤表中。

2.12 現金及現金等價物

現金及現金等價物包括庫存現金、銀行通知存款或到期日為三個月或以下的存款、原到期日為三個月或以下的其他短期高流動性投資，以及銀行透支。銀行透支在資產負債表的流動負債內借款中列示。

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2.13 借款

借款初始以公允價值扣減所產生之交易成本確認。借款後續以攤銷成本列示，扣除交易成本後之所得與贖回價值之差額於利潤表中按照實際利率法在借款年度中確認。

除非集團有不受限制之權利於資產負債表日之後至少十二個月後償付負債，否則借款均分類為流動負債。

建設任何合資格資產而產生的借款成本於完成及備妥資產作擬定用途之所需期間內資本化。其他借款成本則列作為費用列支。

2.14 遞延所得稅

遞延所得稅採用負債法就資產和負債之稅基與它們在綜合財務報表之賬面值產生之暫時性差異作全數撥備。然而，若遞延所得稅並無入賬或倘其來自在交易(不包括業務合併)中資產或負債的初始確認，而在交易發生時不影響會計損益或應課稅損益，則不予確認。遞延所得稅採用在資產負債表日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

遞延所得稅資產僅就未來有充分應課稅盈利予以抵銷暫時性差異抵銷的部分確認。

遞延所得稅乃就投資於子公司及聯營公司之暫時性差異而撥備，但假若本集團可以控制暫時性差異之回轉，而短暫時差有可能在可預見未來不會回轉則除外。

2.15 僱員福利

(i) 退休福利責任

本集團之中國僱員均須參與政府發起設立之各種退休金計劃。有關政府機構須負責向該等僱員支付退休金。本集團按僱員薪金的若干百分比(具有若干上限)每月向該等退休金計劃作出供款。根據該等計劃，本集團除作出供款外概無其他法律或推定性退休福利責任。向該等計劃作出之供款於產生時支銷。

在香港經營的子公司按香港特別行政區政府的強制性公積金條例設立一定額供款強制性公積金計劃，按僱員基本薪金5%對該計劃每月作出供款，惟此公司及僱員各自的最高供款額以每年每僱員港幣12,000元(人民幣12,720元)為限。集團向該定額供款退休計劃作出之供款在發生時支銷。

(ii) 僱員應享假期

僱員年假之權利在僱員應享有時確認。本集團為截至資產負債表日止僱員已提供之服務而產生之年假之估計負債作出撥備。

僱員之病假、產假及護產假不作確認，直至僱員正式休假為止。

(iii) 獎金計劃

當本集團因為僱員已提供之服務而產生現有法律或推定性責任，而責任金額能可靠估計時，則將獎金計劃之預計成本確認為負債入賬。

獎金計劃之負債預期須在十二個月內償付，並根據在償付時預期會支付之金額計量。

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2.16 撥備

在出現以下情況時確認撥備：本集團因過去事件而產生現有法律或推定性責任；可能導致經濟利益流出企業以抵償責任；金額已經可靠估計。不就未來經營虧損確認撥備。

如有多項類似責任，其需要在最終解決時流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

2.17 收入確認

收入包括於本集團日常業務過程中就銷售貨品及服務而已收或應收代價之公允價值。收入在扣除增值稅、退貨、回扣及折扣以及抵銷本集團內部銷售後列賬。

當收入金額能可靠計量、未來經濟利益可能流入有關實體以及符合下文所述本集團各項業務之特定條件時，本集團會確認收入。除非有關銷售之所有或然情況已經解決，否則收入金額不視為能可靠計量。本集團以其過往業績作為估計依據，並會考慮客戶類別、交易類別及各項安排之具體情況。

(a) *銷售貨品*

銷售貨品在本集團已將貨品交付予顧客，顧客已接收產品，以及有關應收款的收回可合理確保時確認。賬面記錄之收入為銷售毛收入，包括消費稅和已付及應付營業稅，上述兩項稅款包括在銷售成本中。

(b) *利息收入*

利息收入採用實際利率法按時間比例基準確認。倘應收款出現減值，本集團會將賬面值減至其可收回金額，即估計的未來現金流量按該工具之原實際利率貼現值，並持續將貼現部分回轉並確認為利息收入。已發生減值的貸款之利息收入按原實際利率確認。

(c) *股息收入*

股息收入在有權收取股息時確認。

(d) *經營租賃租金收入*

經營租賃租金收入按直線法確認。

2.18 政府補貼

當能夠合理地保證政府補貼將可收取，而本集團將會符合所有附帶條件時，將政府提供的補助按其公允價值確認。

與成本有關之政府補貼遞延，並與擬補償之成本配比在利潤表各期間確認。

與購設不動產、廠房及設備有關之政府補貼列入非流動負債作為遞延政府補貼，並按有關資產之預計使用年期以直線法計入利潤表。

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2 重要會計政策概要 *(續)*

2.19 經營租賃

如租賃擁有權的絕大部分風險和回報由出租方保留，分類為經營租賃。根據經營租賃支付的款項在扣除出租方收取之任何獎勵金後，於租賃期內以直線法自利潤表列支。

2.20 股息分派

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

3 財務風險管理

3.1 財務風險因素

集團之經營存在多種財務風險：市場風險(包括外匯匯率風險以及現金流量及公允價值利率風險)、信用風險及流動性風險。集團之總體財務風險控制體系著力於控制資金市場之不確定性並減少其對集團財務狀況之不利影響。

(a) ***市場風險***

(i) *外匯匯率風險*

集團之外匯匯率風險來自用外幣(主要為美元)進行之融資活動及很有可能之現金流出。集團已訂立遠期外匯交易合同規避已確認負債之匯率風險。董事認為集團之外匯匯率風險並不非常重大。

(ii) *現金流量及公允價值利率風險*

由於集團的生息資產主要為按實際年利率約1.8%(二零零五年：年利率1.3%)計息的銀行存款，故影響集團收益及經營性現金流量的利率風險主要來自按固定利率發行之長期借款。該等借款令集團須承受公允價值利率風險。董事認為未來利率趨向上升，並相信集團的未來財務業績不會受到不利影響。

(b) ***信用風險***

除於二零零六年十二月三十一日與一客戶及一關聯公司共同所欠的約人民幣23,701,000元(二零零五年：人民幣40,893,000元)的長期應收款項(附註31(b))外，集團無其他重大的集中性信用風險。本集團設有政策確保銷售均面向具有適當信用記錄的客戶。

(c) ***流動性風險***

由於本集團大部分銀行借貸為短期銀行借款，故本集團於二零零六年十二月三十一日有淨流動負債約人民幣219,825,000元(二零零五年：人民幣684,738,000元)。董事有信心本集團可令短期銀行借款於到期時作出展期或以新融資來源取代現有的短期借款。此外，本集團尚未使用之銀行貸款信用額度合共約為人民幣2,100,000,000元。因此，董事認為不存在著重大的流動性風險。

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4 關鍵會計估計和判斷

估計和判斷會被持續評估，並根據過往經驗和其他因素進行評估，包活在有關情況下相信為合理之對未來事件之預測。

4.1 關鍵會計估計和假設

集團對未來作出估計和假設。所得的會計估計如其定義，很少會與其實際結果相同。很大機會導致下個財政年度之資產和負債之賬面值作出重大調整之估計和假設討論如下。

(a) 商譽的估計減值

根據附註2.7所述的會計政策，本集團每年測試商譽是否出現減值。各可識別現金產生單元的可收回金額按照使用價值計算而釐訂。

截至二零零六年十二月三十一日止年度，本集團按此計算商譽減值虧損而呈報的減值虧損為人民幣151,061,000元(二零零五年：人民幣46,350,000元)。在計算時已採納兩項關鍵估計，即預期產品銷售的毛利率及稅前貼現率。

如果實際毛利率高於或稅前貼現率低於管理層的估計，本集團將不能撥回本年度所確認商譽的任何減值虧損。

(b) 不動產、廠房及設備的估計為減值

根據附註2.7所述的會計政策，本集團亦當有事件出現或情況改變顯示不動產、機器及設備的賬面值可能無法收回時，就減值進行檢討，類似商譽的減值評估。不動產、機器及設備的可回收金額按使用價值計算而釐訂，這些計算需要利用估計(類似上述(a))。

於截至二零零六年十二月三十一日止年度，本集團錄得根據上述計算而得出的不動產、機器及設備的減值虧損人民幣163,688,000元(二零零五年：人民幣141,545,000元)。

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4 關鍵會計估計和判斷 *(續)*

4.1 關鍵會計估計和假設 *(續)*

(b) *不動產、廠房及設備的估計為減值(續)*

如果二零零七年十二月三十一日的估計毛利率較管理層在二零零六年十二月三十一日的估計的低10%，本集團將需確認進一步不動產、廠房及設備減值人民幣60,023,000元(未經審計)。

如果用於貼現現金流量的税前貼現率較管理層的估計高10%，本集團將需確認進一步不動產、廠房及設備減值人民幣36,496,000元(未經審計)。

於二零零七年，如果實際毛利率高於或税前貼現率低於管理層的估計10%，本集團將能撥回截至二零零七年十二月三十一日止年度本年度所確認該等資產產生的減值虧損人民幣53,537,000元(未經審計)及人民幣40,613,000元(未經審計)。

5 分部信息

(a) 主要的分部信息 — 地區分部信息

本集團的活動主要集中在中國，按地區分部的資料分析如下：

	截至二零零六年十二月三十一日止年度						
	青島地區 人民幣千元	其他山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外地區 人民幣千元 (附註a)	合併抵銷 人民幣千元	合計 人民幣千元
營業額							
對外銷售	4,229,615	1,027,676	2,566,863	3,526,259	362,747	—	11,677,160
分部間往來	143,139	773,931	112,723	61,593	—	(1,091,386)	—
	4,372,754	1,801,607	2,679,586	3,587,852	362,747	(1,091,386)	11,677,160
業績							
分部業績	913,544	(154,413)	(97,999)	(81,084)	113,478	—	693,526
未分配開支淨額							(39,848)
經營盈利							653,678
理財成本							(26,899)
應佔聯營公司利潤	1,041	—	—	—	—	—	1,041
除所得税前盈利							627,820
所得税支出							(179,063)
本年度盈利							448,757
其他資料							
折舊	93,477	72,657	119,367	227,395	684	—	513,580
攤銷	7,322	1,434	17,278	3,788	—	—	29,822
不動產、廠房及設備減值	5,952	42,618	47,558	67,560	—	—	163,688
商譽減值	—	—	20,166	130,895	—	—	151,061

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5 分部信息 *(續)*

(a) 主要的分部信息 — 地區分部信息 *(續)*

	截至二零零五年十二月三十一日止年度						
	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外地區 人民幣千元 (附註a)	合併抵銷 人民幣千元	合計 人民幣千元
營業額							
對外銷售	3,176,886	983,235	2,429,194	3,163,791	266,751	—	10,019,857
分部間往來	226,626	403,067	55,950	84,887	—	(770,530)	—
	3,403,512	1,386,302	2,485,144	3,248,678	266,751	(770,530)	10,019,857
業績							
分部業績	513,371	(68,315)	47,057	76,202	40,933	—	609,248
未分配開支淨額							(29,947)
經營盈利							579,301
理財成本							(43,269)
應佔聯營公司虧損	(4,370)	—	—	—	—	—	(4,370)
除所得稅前盈利							531,662
所得稅支出							(188,356)
本年度盈利							343,306
其他資料							
折舊	99,521	82,649	120,744	235,349	665	—	538,928
攤銷	5,367	3,592	6,879	20,716	—	—	36,554
不動產、廠房及設備減值	13,576	31,831	26,559	69,579	—	—	141,545
商譽減值	—	—	42,180	4,170	—	—	46,350

分部資產主要包括不動產、廠房及設備、無形資產、投資於聯營公司、存貨、應收賬款及其他應收款以及現金及現金等價物。未分配資產包括遞延税項及可供銷售的金融資產。

分類負債包括經營負債。未分配負債包括税項及借款等項目，包括有關套期衍生工具。

資本性支出包括添置不動產、廠房及設備(附註7)、租賃土地及土地使用權(附註6)及無形資產(附註8)。

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5 分部信息 *(續)*

(a) 主要的分部信息 — 地區分部信息 *(續)*

於二零零六年十二月三十一日之分部資產及負債以及截至該日止年度之資本性支出如下：

	於二零零六年十二月三十一日						
	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外地區 人民幣千元 *(附註a)*	合併抵銷 人民幣千元	合計 人民幣千元
資產							
分部資產	5,812,330	1,696,896	2,226,120	5,116,957	—	(6,224,860)	8,627,443
聯營公司權益	18,576	—	—	—	—	—	18,576
未分配資產							931,964
							9,577,983
負債							
分部負債	703,127	712,130	793,028	2,579,692	—	(1,964,206)	2,823,771
未分配負債							1,054,489
							3,878,260
資本性支出	148,646	30,929	343,802	104,673	1,323	—	629,373

於二零零五年十二月三十一日之分部資產及負債以及截至該日止年度之資本性支出如下：

	於二零零五年十二月三十一日						
	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外地區 人民幣千元 *(附註a)*	合併抵銷 人民幣千元	合計 人民幣千元
資產							
分部資產	5,885,759	1,485,587	2,217,406	4,943,403	—	(5,735,037)	8,797,118
聯營公司權益	21,789	—	—	—	—	—	21,789
未分配資產							756,551
							9,575,458
負債							
分部負債	581,408	537,362	594,413	1,909,570	—	(997,283)	2,625,470
未分配負債							1,416,912
							4,042,382
資本性支出	120,208	45,719	125,940	1,031,880	2,842	—	1,326,589

附註a：此分部指經集團海外子公司銷售貨品給除中國以外（包括香港）等地區的收入，或集團內中國分公司及子公司對海外的銷售。與該部分收入相對應的分部資產及負債對於集團總體影響微小。

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5　分部信息 *(續)*

(b)　次要的分部信息 — 業務分部信息

本集團之主要業務為生產及銷售啤酒，因此未提供按業務分部資料之分析。

6　租賃土地及土地使用權

本集團於租賃土地及土地使用權之權益指預付經營租賃租金，而其賬面淨值分析如下：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
年初	**660,197**	595,593	**65,525**	67,336
添置	**40,876**	1,064	**7,080**	—
收購子公司	**—**	94,327	**—**	—
攤銷	**(22,438)**	(24,761)	**(1,837)**	(1,811)
出售	**(1,876)**	(6,026)	**(1,876)**	—
	676,759	660,197	**68,892**	65,525

於二零零六年十二月三十一日，本集團有部分子公司的經營設施所處的土地為若干地方市政府擁有的劃撥土地(「劃撥土地」)。在該等土地上興建的相關房屋建築物及設施的賬面值約為人民幣97,945,000元(二零零五年：人民幣100,607,000元)。本公司董事認為該事項對本集團的營運並不構成重大不利影響，因此無須計提減值虧損準備。

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7 不動產、廠房及設備

(a) 本集團

不動產、廠房及設備的變動如下：

	廠房及房屋建築物 人民幣千元	機器設備 人民幣千元	運輸設備 人民幣千元	其他設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
二零零五年一月一日						
成本	2,717,532	5,275,859	397,818	280,490	62,611	8,734,310
累計折舊及減值	(629,437)	(2,401,088)	(198,067)	(156,111)	—	(3,384,703)
賬面淨值	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
截至二零零五年十二月三十一日止年度						
年初賬面淨值	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
收購子公司	108,657	270,557	1,497	—	—	380,711
出售子公司	(12,173)	(15,420)	(1,489)	(284)	—	(29,366)
添置	27,685	46,223	27,715	34,174	179,311	315,108
轉撥	29,607	97,849	1,737	5,713	(134,906)	—
出售	(19,085)	(30,386)	(2,826)	(19,326)	—	(71,623)
折舊	(85,572)	(368,179)	(40,732)	(44,445)	—	(538,928)
減值準備	(2,924)	(124,560)	(14,061)	—	—	(141,545)
年終賬面淨值	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
二零零五年十二月三十一日						
成本	2,841,258	5,454,156	396,518	283,916	107,016	9,082,864
累計折舊及減值	(706,968)	(2,703,301)	(224,926)	(183,705)	—	(3,818,900)
賬面淨值	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
截至二零零六年十二月三十一日止年度						
年初賬面淨值	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
添置 *(附註a)*	46,734	100,314	20,265	23,734	350,445	541,492
轉撥	31,117	195,098	883	1,942	(229,040)	—
出售	(10,158)	(13,247)	(4,991)	(1,198)	—	(29,594)
折舊	(76,087)	(366,719)	(32,738)	(38,036)	—	(513,580)
減值準備 *(附註b)*	(33,494)	(125,508)	(4,686)	—	—	(163,688)
年終賬面淨值	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
二零零六年十二月三十一日						
成本	2,907,372	5,675,937	395,100	298,462	228,421	9,505,292
累計折舊及減值	(814,970)	(3,135,144)	(244,775)	(211,809)	—	(4,406,698)
賬面淨值	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594

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7 不動產、廠房及設備 *(續)*

(b) 本公司

固定資產的變動如下：

	廠房及房屋建築物 人民幣千元	機器設備 人民幣千元	運輸設備 人民幣千元	其他設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
二零零五年一月一日						
成本	554,306	1,301,478	107,402	123,975	27,380	2,114,541
累計折舊及減值	(150,734)	(817,009)	(80,310)	(61,559)	—	(1,109,612)
賬面淨值	403,572	484,469	27,092	62,416	27,380	1,004,929
截至二零零五年十二月三十一日止年度						
年初賬面淨值	403,572	484,469	27,092	62,416	27,380	1,004,929
添置	76	13,946	1,403	18,714	55,112	89,251
轉撥	1,374	19,351	308	3,084	(24,117)	—
出售	(8,917)	(7,118)	(149)	(917)	(2,788)	(19,889)
折舊	(13,524)	(69,462)	(9,792)	(17,899)	—	(110,677)
減值準備	—	(1,416)	(12,000)	(160)	—	(13,576)
年終賬面淨值	382,581	439,770	6,862	65,238	55,587	950,038
二零零五年十二月三十一日						
成本	542,330	1,236,738	107,703	137,356	55,587	2,079,714
累計折舊及減值	(159,749)	(796,968)	(100,841)	(72,118)	—	(1,129,676)
賬面淨值	382,581	439,770	6,862	65,238	55,587	950,038
截至二零零六年十二月三十一日止年度						
年初賬面淨值	382,581	439,770	6,862	65,238	55,587	950,038
添置	3,117	5,522	7,964	10,169	92,046	118,818
轉撥	11,963	67,619	650	565	(80,797)	—
出售	(7,081)	(2,955)	(39)	(528)	—	(10,603)
折舊	(13,555)	(55,361)	(9,485)	(20,321)	—	(98,722)
減值準備	—	—	(2,000)	—	—	(2,000)
年終賬面淨值	377,025	454,595	3,952	55,123	66,836	957,531
二零零六年十二月三十一日						
成本	549,475	1,285,750	115,016	144,821	66,836	2,161,898
累計折舊及減值	(172,450)	(831,155)	(111,064)	(89,698)	—	(1,204,367)
賬面淨值	377,025	454,595	3,952	55,123	66,836	957,531

折舊支出分別約人民幣426,020,000元（二零零五年：人民幣443,674,000元）、人民幣24,481,000元（二零零五年：人民幣28,973,000元）及人民幣63,079,000元（二零零五年：人民幣66,281,000元）已自銷售成本、銷售及市場推廣費用及行政支出中扣除。

於二零零六年十二月三十一日，約人民幣35,800,000元（二零零五年：人民幣12,500,000元）的機器設備及其他設備已為本集團的銀行借款人民幣16,000,000元（二零零五年：人民幣10,000,000元）作抵押（附註15）。

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7 不動產、廠房及設備 *(續)*

於二零零六年十二月三十一日，本集團賬面值約人民幣296,443,000元(二零零五年：人民幣310,204,000元)的若干房屋建築物的所有權證(「房屋所有權證」)尚待本集團辦理。經參考本公司法律顧問的意見後，本公司董事認為本集團辦理及取得該等房屋所有權證及土地使用權證並不存在法律障礙，對本集團的營運亦不構成任何重大不利影響。因此，無須計提固定資產減值準備。

附註：

a 本年度的添置包括本集團子公司向本地第三方啤酒公司(「賣方」)所購買的若干資產，購買價約為人民幣123,000,000元。於購買後，該子公司獲賣方告知，賣方一名主要債權人(「債權方」)就交易向賣方提出申索，而該附屬公司可能在未來涉及解決該糾紛，其最終解決可能需要本集團參與。於財務報表獲批准當日，並無針對該附屬公司或本集團而正式提交之申索，而本公司董事會認為，有關事件並不會令本集團產生任何重大或有負債或不利影響。

b 本公司董事根據附註2.7所載之會計政策對本集團若干固定資產於二零零六年十二月三十一日的賬面值進行減值評估。根據所進行的評估結果，本公司對其若干子公司的固定資產確認減值虧損人民幣163,688,000元。

8 無形資產

(a) 本集團

	商譽 *人民幣千元*	商標*(i)* *人民幣千元*	專有技術*(ii)* *人民幣千元*	軟件及其他 *人民幣千元*	合計 *人民幣千元*
二零零五年一月一日					
成本	280,378	103,497	18,629	33,386	435,890
累計攤銷	(66,377)	(29,226)	(10,579)	(7,085)	(113,267)
賬面淨值	214,001	74,271	8,050	26,301	322,623
截至二零零五年十二月三十一日止年度					
年初賬面淨值	214,001	74,271	8,050	26,301	322,623
收購子公司 *(附註31)*	115,975	9,512	—	—	125,487
添置	—	—	—	4,500	4,500
攤銷	—	(7,537)	(1,863)	(2,393)	(11,793)
出售	(9,748)	(5,231)	—	—	(14,979)
減值準備	(46,350)	—	—	—	(46,350)
年終賬面淨值	273,878	71,015	6,187	28,408	379,488
二零零五年十二月三十一日					
成本	320,228	107,778	18,629	37,886	484,521
累計攤銷及減值虧損	(46,350)	(36,763)	(12,442)	(9,478)	(105,033)
賬面淨值	273,878	71,015	6,187	28,408	379,488
截至二零零六年十二月三十一日止年度					
年初賬面淨值	273,878	71,015	6,187	28,408	379,488
添置	—	7,314	—	4,136	11,450
攤銷	—	(2,914)	(1,863)	(2,607)	(7,384)
減值準備	(151,061)	—	—	—	(151,061)
年終賬面淨值	122,817	75,415	4,324	29,937	232,493
二零零六年十二月三十一日					
成本	320,228	115,092	18,629	42,022	495,971
累計攤銷及減值虧損	(197,411)	(39,677)	(14,305)	(12,085)	(263,478)
賬面淨值	122,817	75,415	4,324	29,937	232,493

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8 無形資產 *(續)*

(b) 本公司

	商標 (i) 人民幣千元	軟件及其他 人民幣千元	合計 人民幣千元
二零零五年一月一日			
成本	100,000	10,088	110,088
累計攤銷	(28,687)	(2,270)	(30,957)
賬面淨值	71,313	7,818	79,131
截至二零零五年十二月三十一日止年度			
年初賬面淨值	73,313	7,818	79,131
添置	—	3,614	3,614
攤銷	(2,437)	(1,119)	(3,556)
年終賬面淨值	68,876	10,313	79,189
二零零五年十二月三十一日			
成本	100,000	13,702	113,702
累計攤銷	(31,124)	(3,389)	(34,513)
賬面淨值	68,876	10,313	79,189
截至二零零六年十二月三十一日止年度			
年初賬面淨值	68,876	10,313	79,189
添置	—	3,498	3,498
攤銷	(2,500)	(1,446)	(3,946)
年終賬面淨值	66,376	12,365	78,741
二零零六年十二月三十一日			
成本	100,000	17,200	117,200
累計攤銷	(33,624)	(4,835)	(38,459)
賬面淨值	66,376	12,365	78,741

攤銷約人民幣7,384,000元(二零零五年：人民幣11,793,000元)計入行政支出中。

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8 無形資產 *(續)*

(i) *商標*

商標主要包括原有股東於一九九三年六月十六日投入本公司作為資本投入的「青島啤酒」商標。該商標以中國國家國有資產管理局認定的評估值入賬，並按向國家工商行政管理局之註冊期40年內進攤銷。

董事認為，於商標屆滿後續期為肯定的，且成本極低。

其他商標是於收購若干子公司時取得，並按其五年至十年的估計可使用年限攤銷。該等無形資產的成本按照其於有關收購日期所評估的公允價值入賬。

(ii) *專有技術*

專有技術是子公司重組時，由一少數股東投入該子公司。此專有技術按照該子公司各股東議定之金額入賬，並按照其預計為十年的經濟利益流入期攤銷。

(iii) *商譽*

商譽的減值測試

商譽根據地區市場及營運分配至本集團可辨認的現金產出單元(現金產生單元)。

作出本年度減值準備前的商譽分配概要呈列如下：

	二零零六年 **人民幣千元**	二零零五年 人民幣千元
南寧公司*(「廣西」)	**130,896**	130,896
三環公司*／北方銷售*(「北京」)	**20,166**	24,643
福州公司*／廈門公司*／漳州公司*／廈門銷售*(「東南」)	**114,031**	114,031
其他	**8,785**	50,658
	273,878	320,228

* *按附註9的定義。*

現金產生單元的可收回金額是按照根據獨立第三方評估師或管理層於二零零六年十一月進行的估值所支持的使用價值釐訂。該等計算／評估利用現金流量預測，依據管理層批核的五年期財政預算。超過該五年期的現金流量採用以下所述的估計增長率作出推算。該增長率不超過中國啤酒業的長期平均增長率。

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8 無形資產 *(續)*

(iii) 商譽 *(續)*

使用價值計算的主要假設如下：

	廣西	北京	東南
預期產品銷售的毛利率	17.8%	10.9%	22.3%
加權平均增長率*(a)*	3%	—	3%
貼現率*(b)*	14.19%	12.16%	12.16%

(a) 用以預測預算期後之現金流量。

(b) 應用於現金流量預測之稅前貼現率。

此等假設用以分析每個現金產生單元。

管理層依據過往表現及其對未來市場發展的預期釐定預算毛利率。所用的加權平均增長率與行業報告所載中國啤酒業的預測一致。所用的貼現率為稅前，並反映有關現金產生單元的特定風險。

由於進行該評估，與廣西及北京相關的商譽已被評估為因市場環境變動而分別減值約人民幣130,895,000元及人民幣20,166,000元。過往年度就現金產出單元採用的稅前貼現率為12.17%。

9 投資於子公司及子公司借款 — 本公司

(a) 投資於子公司

	本公司	
	二零零六年 **人民幣千元**	二零零五年 人民幣千元
非上市權益投資 — 成本減減值準備	**1,628,989**	1,722,295
子公司借款	**2,759,788**	2,735,123

於二零零六年十二月三十一日，董事認為投資於子公司各自之有關價值不低於其於該日之賬面淨值。

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9 投資於子公司及子公司借款 *(續)*

(a) 投資於子公司 *(續)*

(i) 以下為於二零零六年十二月三十一日之主要子公司名單：

名稱	註冊成立地點及法律實體類別	註冊資本	持有權益 直接	持有權益 間接	主要業務
深圳市青島啤酒華南投資有限公司(「華南控股公司」)	中國深圳	人民幣200,000,000	95%	—	於中國投資控股
青島啤酒(珠海)有限公司(「珠海公司」)*(e)*	中國珠海	人民幣60,000,000	—	74.72%	國內啤酒生產及銷售
青島啤酒(三水)有限公司(「三水公司」)	中國三水	人民幣41,335,505	—	71.25%	國內啤酒生產及銷售
青島啤酒(郴州)有限公司(「郴州公司」)	中國郴州	人民幣70,000,000	88.80%	—	國內啤酒生產及銷售
青島啤酒(黃石)有限公司(「黃石公司」)	中國黃石	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(應城)有限公司(「應城公司」)	中國應城	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
深圳青島啤酒朝日有限公司(「深朝日」)	中國深圳	美元30,000,000	51%	—	啤酒生產及銷售
深圳市青島啤酒華南營銷有限公司(「華南營銷公司」)	中國深圳	人民幣20,000,000	95%	—	國內啤酒銷售
青島啤酒(南寧)有限公司	中國南寧	人民幣730,000,000	—	71.25%	國內啤酒生產及銷售
青島啤酒(長沙)有限公司(「長沙公司」)	中國長沙	人民幣68,000,000	70%	28.50%	國內啤酒生產及銷售
青島啤酒華東控股有限公司	中國上海	人民幣100,000,000	95%	—	投資控股
青島啤酒華東上海銷售有限公司	中國上海	人民幣3,000,000	—	94.05%	國內啤酒銷售
青島啤酒華東南京銷售有限公司	中國南京	人民幣1,000,000	—	93.88%	國內啤酒銷售
青島啤酒(上海)有限公司	中國上海	人民幣50,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(蕪湖)有限公司	中國蕪湖	人民幣20,000,000	—	85.50%	國內啤酒生產及銷售
青島啤酒(馬鞍山)有限公司(「馬鞍山公司」)	中國馬鞍山	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒上海松江有限公司(「松江公司」)	中國上海	美元36,640,000	75%	—	國內啤酒生產及銷售
青島啤酒(蘇州)有限公司	中國太倉	人民幣5,000,000	10%	85.50%	國內啤酒生產及銷售
青島啤酒華東杭州銷售有限公司	中國杭州	人民幣1,000,000	—	94.05%	國內啤酒銷售

綜合財務報表附註

(按香港財務報告準則編制)

9 投資於子公司及子公司借款 *(續)*

(a) 投資於子公司 *(續)*

名稱	註冊成立地點及法律實體類別	註冊資本	持有權益 直接	持有權益 間接	主要業務
青島啤酒華東蘇州銷售有限公司	中國蘇州	人民幣3,000,000	—	76.00%	國內啤酒銷售
青島啤酒(壽光)有限公司(「壽光公司」)	中國壽光	人民幣60,606,060	99%	—	國內啤酒生產及銷售
青島啤酒(濰坊)有限公司(「濰坊公司」)	中國濰坊	人民幣5,000,000	—	69.83%	國內啤酒生產及銷售
青島啤酒第三有限公司(「第三公司」)	中國平度	人民幣10,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(徐州)淮海營銷有限公司(「淮海營銷公司」) *(b(i))(d)*	中國徐州	人民幣55,000,000	100%	—	國內啤酒銷售
青島啤酒(徐州)有限公司(「徐州公司」) *(e)*	中國沛縣	人民幣39,336,899	—	66%	國內啤酒生產及銷售
青島啤酒(徐州彭城)有限公司(「彭城公司」)	中國彭城	人民幣5,000,000	—	90%	國內啤酒生產及銷售
青島啤酒(薛城)有限公司(「薛城公司」)	中國薛城	人民幣45,000,000	—	85%	國內啤酒生產及銷售
青島啤酒(滕州)有限公司(「滕州公司」)	中國滕州	人民幣15,000,000	—	95%	國內啤酒生產及銷售
青島啤酒(菏澤)有限公司	中國菏澤	人民幣10,000,000	—	90%	國內啤酒生產及銷售
青島啤酒(宿遷)有限公司	中國宿遷	人民幣10,000,000	—	95%	國內啤酒生產及銷售
青島啤酒(台兒莊)麥芽有限公司	中國台兒莊	人民幣5,000,000	—	86.20%	國內麥芽生產及銷售
北京三環亞太啤酒有限公司(「三環公司」)	中國北京	美元28,900,000	29%	25%	國內啤酒生產及銷售
北京五星青島啤酒有限公司(「五星公司」)	中國北京	人民幣862,000,000	37.64%	25%	國內啤酒生產及銷售
青島啤酒(廊坊)有限公司	中國廊坊	人民幣20,000,000	—	72.30%	國內啤酒生產及銷售
青島啤酒西安有限責任公司(「西安公司」)	中國西安	人民幣222,200,000	76.10%	—	國內啤酒生產及銷售
青島啤酒渭南有限責任公司(「渭南公司」)	中國渭南	人民幣50,000,000	28%	54.79%	國內啤酒生產及銷售

綜合財務報表附註

(按香港財務報告準則編制)

9 投資於子公司及子公司借款 *(續)*

(a) 投資於子公司 *(續)*

名稱	註冊成立地點及法律實體類別	註冊資本	持有權益		主要業務
			直接	間接	
青島啤酒(甘肅)農墾股份有限公司(「甘肅農墾」) *(e)*	中國蘭州	人民幣174,420,800	—	42.24%	國內啤酒生產及銷售
青島啤酒武威有限公司	中國蘭州	人民幣36,100,000	—	42.12%	國內啤酒生產及銷售
青島啤酒漢斯寶雞有限公司(「漢斯寶雞公司」) *(b(iii))*	中國寶雞	人民幣30,000,000	—	78.78%	國內啤酒生產及銷售
青島啤酒(鞍山)有限公司(「鞍山公司」) *(e)*	中國鞍山	人民幣50,000,000	60%	—	國內啤酒生產及銷售
青島啤酒(興凱湖)有限公司(「興凱湖公司」)	中國雞西	人民幣20,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(密山)有限公司	中國密山	人民幣20,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(哈爾濱)有限公司	中國哈爾濱	人民幣22,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(蓬萊)有限公司	中國蓬萊	人民幣37,500,000	80%	—	國內啤酒生產及銷售
青島啤酒(榮成)有限公司(「榮成公司」)	中國榮成	人民幣20,000,000	70%	—	國內啤酒生產及銷售
青島啤酒集團進出口有限公司	中國青島	人民幣11,000,000	97.73%	—	啤酒進出口貿易
青島啤酒(第五)有限公司(「第五公司」)	中國青島	人民幣34,610,000	93.79%	—	國內啤酒生產及銷售
青島啤酒開發有限公司	中國青島	人民幣1,320,000	100%	—	國內啤酒銷售
青島啤酒魯中(日照)營銷有限公司(「魯中營銷公司」) *(c(iii))*	中國日照	人民幣55,000,000	95%	4.75%	國內啤酒生產及銷售
青島啤酒(平原)有限公司(「平原公司」)	中國平原	人民幣5,000,000	—	89.78%	國內啤酒生產及銷售
青島啤酒(日照)有限公司(「日照公司」)	中國菏澤	人民幣10,000,000	—	94.76%	國內啤酒生產及銷售
成都青島啤酒西南營銷有限公司(「西南營銷公司」) *(c(iv))*	中國成都	人民幣100,000,000	95%	4.75%	國內啤酒銷售

綜合財務報表附註

(按香港財務報告準則編制)

9 投資於子公司及子公司借款 *(續)*

(a) 投資於子公司 *(續)*

名稱	註冊成立地點及法律實體類別	註冊資本	持有權益		主要業務
			直接	間接	
青島啤酒(重慶)有限公司	中國重慶	人民幣7,000,000	—	94.76%	國內啤酒生產及銷售
青島啤酒(瀘州)有限公司(「瀘州公司」)	中國瀘州	人民幣111,110,000	—	94.76%	國內啤酒生產及銷售
青島啤酒(台州)有限公司(「台州公司」)	中國台州	人民幣10,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(香港)貿易有限公司(「香港公司」)*(c(i))*	中國香港	港幣40,500,000	100%	—	香港青島啤酒貿易
青島啤酒(漢中)有限公司	中國漢中	人民幣29,410,000	—	50.23%	國內啤酒生產及銷售
青島啤酒(南京)有限公司	中國南京	美元5,000,000	75%	—	國內啤酒生產及銷售
青島啤酒北方銷售公司(「北方銷售」)	中國北京	人民幣29,980,000	80%	10.84%	國內啤酒銷售
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	人民幣10,000,000	85%	14.25%	國內啤酒銷售
青島啤酒(嶗山)有限公司	中國青島	人民幣16,635,592	50%	46.90%	國內啤酒生產及銷售
青島啤酒(滕州)淮海銷售有限公司*(d)*	中國滕州	人民幣500,000	—	90%	國內啤酒銷售
青島啤酒(隨州)有限公司	中國隨州	人民幣24,000,000	—	85.50%	國內啤酒生產及銷售
青島祥宏商務有限公司(「祥宏商務公司」)	中國青島	人民幣6,000,000	95%	—	汽車租賃服務
郴州市青島啤酒銷售有限公司	中國郴州	人民幣1,000,000	—	94.69%	國內啤酒銷售
青島啤酒(廈門)有限公司(「廈門公司」)	中國廈門	人民幣90,000,000	—	99.81%	國內啤酒生產及銷售
廈門青島啤酒東南營銷有限公司(「東南營銷公司」)*(c(ii))*	中國廈門	人民幣110,000,000	95%	4.75%	國內啤酒銷售
青島啤酒(福州)有限公司(「福州公司」)	中國福州	美元26,828,100	—	99.81%	國內啤酒生產及銷售

綜合財務報表附註

(按香港財務報告準則編制)

9 投資於子公司及子公司借款 *(續)*

(a) 投資於子公司 *(續)*

名稱	註冊成立地點及法律實體類別	註冊資本	持有權益 直接	持有權益 間接	主要業務
青島啤酒(漳州)有限公司(「漳州公司」)	中國漳州	人民幣38,880,000	—	89.78%	國內啤酒生產及銷售
青島啤酒(濟南)有限公司(「濟南公司」) *(b(iv))*	中國濟南	人民幣80,000,000	100%	—	國內啤酒生產及銷售
青島啤酒榆林有限公司(「榆林公司」) *(b(ii))*	中國榆林	人民幣55,000,000	—	82.08%	國內啤酒生產及銷售
青島啤酒海豐倉儲有限公司	中國青島	人民幣10,000,000	—	53.75%	倉儲、加工、運輸
徐州彭城銷售有限公司*(d)*	中國徐州	人民幣5,000,000	—	83.80%	啤酒銷售
青島啤酒(揚州)有限公司(「揚州公司」) *(f)*	中國揚州	人民幣5,000,000	20%	—	國內啤酒生產及銷售

(b) 於本年度新成立的子公司

i. 於二零零六年一月，新全資子公司淮海營銷公司成立，全部註冊資本人民幣55,000,000元。相關登記法律手續已辦理完畢。

ii. 於二零零六年二月，本公司兩間子公司西安公司與香港公司共同成立榆林公司，註冊資本人民幣55,000,000元，分別由西安公司與香港公司出資人民幣41,250,000元和人民幣13,750,000元。

iii. 於二零零六年二月，本公司兩間子公司西安公司與渭南公司共同成立漢斯寶雞公司，註冊資本人民幣30,000,000元，分別由西安公司與渭南公司出資人民幣18,000,000元和人民幣12,000,000元。

iv. 於二零零六年一月，新全資子公司濟南公司成立，全部註冊資本人民幣80,000,000元。相關登記法律手續已辦理完畢。

(c) 註冊資本增資

i. 於二零零六年二月，本公司以現金向香港公司額外出資港幣40,000,000元，相關登記手續已於二零零六年辦理完畢。

ii. 於本年度，本公司與第三公司分別向東南營銷公司額外出資人民幣103,550,000元及人民幣5,450,000元。於此次注資後，東南營銷公司之註冊資本由人民幣1,000,000元增加至人民幣110,000,000元。相關登記手續已於二零零六年九月辦理完畢。

iii. 於本年度，本公司與第三公司分別向魯中營銷公司額外出資人民幣50,350,000元及人民幣2,650,000元。於此次注資後，魯中營銷公司之註冊資本由人民幣2,000,000元增加至人民幣55,000,000元。相關登記手續已於二零零六年七月辦理完畢。

iv. 於本年度，本公司與第三公司分別向西南營銷公司額外出資人民幣93,100,000元及人民幣4,900,000元。於此次注資後，西南營銷公司之註冊資本由人民幣2,000,000元增加至人民幣100,000,000元。相關登記手續已於二零零六年十月辦理完畢。

綜合財務報表附註

(按香港財務報告準則編制)

9 投資於子公司及子公司借款 *(續)*

(d) 已清盤／清盤中子公司

於本年度，取消登記青島啤酒(台州)銷售有限公司的法律手續已辦理完畢。

於本年度，本公司董事將青島啤酒(滕州)淮海銷售有限公司及徐州彭城銷售有限公司的業務轉讓予徐州淮海營銷公司，並其後將該兩間子公司進行自動清盤。截至二零零六年十二月三十一日，相關法律手續尚未辦理完畢。

本公司董事認為，上述兩間公司的清盤不會對本集團造成重大不利財務影響。

(e) 向少數股東買賣子公司的權益

於本年度，為精簡業務及報告架構，本集團已將於本公司直接持有的若干子公司的權益轉讓予其地方營銷公司，令本公司於若干非全資子公司的實際權益改變，而本集團按附註2.2(b)所述的會計政策記錄該等權益變動。該等權益變動的影響概要如下：

子公司名稱	**少數股東權益減少並計入權益內** *人民幣千元*
甘肅農墾	12,171
徐州公司	13,431
珠海公司	8,169
鞍山公司	7,466
揚州公司	6,304
其他	960
總計	48,501

(f) 根據本集團與青啤集團公司分別於二零零三年一月及二零零四年十二月簽訂之臨時協議，青啤集團公司(揚州公司之大部分權益持有人)委託本公司管理揚州公司之營運及管理。此外，揚州公司董事會大部分成員亦由本公司委任。因此，自本集團控制揚州公司之財政及營運政策之決策起，揚州公司已綜合為本集團之子公司。

(g) 年內，本公司已與兩間附屬公司的少數股東達成若干協議。根據該等協議的部分少數股東權益已不再合資格作為香港會計準則第32號金融工具：披露及呈列項下的權益。因此，該等約人民幣31,800,000元的部分已重新分類為其他金融負債。

於二零零六年十二月三十一日，本公司擁有的所有子公司均為有限責任公司。

綜合財務報表附註

(按香港財務報告準則編制)

10 投資於聯營公司

	本集團		本公司	
	二零零六年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零五年 人民幣千元
非上市股份成本值	**24,665**	26,159	**6,004**	7,498
應佔聯營公司業績	**(3,328)**	(4,370)	**—**	—
已收股息	**(2,761)**	—	**—**	—
	18,576	21,789	**6,004**	7,498

董事認為，於二零零六年十二月三十一日，上述聯營公司的有關價值不低於此等投資的賬面值。

於二零零六年十二月三十一日，本集團主要聯營公司之資料如下：

聯營公司名稱	註冊成立國家	註冊資本	本集團持有權益比例(%) 直接	 間接	主要業務
遼寧沈青青島啤酒有限公司 (「遼寧沈青」)	中國	人民幣2,000,000	30%	—	國內啤酒銷售
青島啤酒朝日飲品有限公司 (「朝日飲品」)	中國	人民幣90,000,000	—	37.52%	國內茶飲料生產及銷售
青島啤酒歐洲進出口有限公司	法國	歐元100,000	40%	—	啤酒進出口銷售
青島啤酒招商物流有限公司 (「青島招商物流」)	中國	人民幣10,000,000	30%	—	物流服務與管理

綜合財務報表附註

(按香港財務報告準則編制)

11 存貨

	本集團		本公司	
	於十二月三十一日		於十二月三十一日	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原材料、包裝物及輔助材料	**1,305,714**	1,124,761	**215,455**	132,575
在製品	**198,506**	177,770	**34,985**	38,974
產成品	**137,099**	121,396	**66,558**	53,674
存貨淨額	**1,641,319**	1,423,927	**316,998**	225,223

確認為支出並計入銷售成本之存貨成本約為人民幣6,989,226,000元(二零零五年：人民幣5,968,000,000元)。

本集團存貨賬面值約人民幣52,783,000元按其可變現淨值列賬。

12 應收賬款

(a) 本集團

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
應收賬款 — 第三方	**164,840**	178,993
應收關聯方款 *(附註31(b))*	**83,530**	70,861
	248,370	249,854
減：應收賬款減值準備	**(147,190)**	(144,786)
	101,180	105,068

綜合財務報表附註

(按香港財務報告準則編制)

12 應收賬款 *(續)*

(a) 本集團 *(續)*

於二零零六年及二零零五年十二月三十一日，應收賬款之賬齡分析如下：

	二零零六年十二月三十一日			二零零五年十二月三十一日		
	金額	壞賬準備	準備後結餘	金額	壞賬準備	準備後結餘
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
1年內	**99,349**	**(2,743)**	**96,606**	89,547	(2,075)	87,472
1至2年	**8,338**	**(4,169)**	**4,169**	33,874	(31,685)	2,189
2年至3年	**33,771**	**(33,538)**	**233**	46,123	(45,716)	407
超過3年	**106,912**	**(106,740)**	**172**	80,310	(65,310)	15,000
合計	**248,370**	**(147,190)**	**101,180**	249,854	(144,786)	105,068

(b) 本公司

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
應收賬款 — 第三方	**1,451**	95,857
應收關聯方款 *(附註31(b))*	**103,532**	60,175
	104,983	156,032
減：應收賬款減值準備	**(71,448)**	(81,180)
	33,535	74,852

於二零零六年及二零零五年十二月三十一日，應收賬款之賬齡分析如下：

	二零零六年十二月三十一日			二零零五年十二月三十一日		
	金額	壞賬準備	準備後結餘	金額	壞賬準備	準備後結餘
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
1年內	**30,768**	**—**	**30,768**	51,672	(5)	51,667
1至2年	**4,052**	**(2,026)**	**2,026**	30,926	(28,454)	2,472
2年至3年	**26,730**	**(26,730)**	**—**	8,261	(2,548)	5,713
超過3年 *(附註31(b)(ii))*	**43,433**	**(42,692)**	**741**	65,173	(50,173)	15,000
合計	**104,983**	**(71,448)**	**33,535**	156,032	(81,180)	74,852

綜合財務報表附註

(按香港財務報告準則編制)

12 應收賬款 *(續)*

本集團大部分的國內銷售以付款發貨的方式交易。出口往中國以外地區的銷售主要以信用證支付。僅向具有良好信貸記錄的客戶給予信貸。因本集團的客戶數量眾多且分佈地區廣，故應收賬款沒有重大信貸集中風險，惟附註3.1(b)所述者除外。

應收賬款的賬面淨值與該等款項於二零零六年十二月三十一日的公允價值接近。

本集團對個別預計可能發生的壞賬應收賬款計提壞賬準備，這是根據客戶以往信貸狀況及有任何證據顯示不能回收部分或全部的未償還結餘而計提壞賬準備。

13 股本

於二零零六年十二月三十一日，本公司的法定註冊股本為人民幣1,308,219,178元(二零零五年：人民幣1,308,219,178元)，每股面值人民幣1元。

	二零零六年十二月三十一日		二零零五年十二月三十一日	
		股數		股數
	人民幣千元	***(千股)***	*人民幣千元*	*(千股)*
國家持有股*(a)*	—	—	399,820	399,820
境內法人持有股*(a)*	—	—	53,330	53,330
境內上市的限制流通人民幣普通股*(a)*	**417,395**	**417,395**	—	—
境內上市的人民幣普通股(「A股」)	**235,755**	**235,755**	200,000	200,000
境外上市的外資股(「H股」)	**655,069**	**655,069**	655,069	655,069
	1,308,219	**1,308,219**	1,308,219	1,308,219

於二零零六年十二月三十一日，所有已發行股本已全額繳足。

(a) 根據於二零零六年十月股東會議批准A股股權分置改革方案，國家持有股及境內法人持有股(合共定義為「非流通股」))股東向當時的全體流通A股股東支付35,755,495股股份及人民幣48,000,000元現金代價，以獲得上市流通權。惟本公司國有股股東已承諾於獲得流通權五年內不在市場轉讓該等股份，同時將於未來三年將本公司的當年實現可分配利潤的70%作為股息。

於上述交易完成後，青島市國有資產監督管理委員會向其全資附屬公司青島啤酒集團有限公司(「青啤集團公司」)轉讓其於本公司所持的股本權益，而青啤集團公司已成為本公司的主要股東。

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14 其他儲備

(a) 本集團

	股本溢價 人民幣千元	資本儲備 人民幣千元	盈餘公積金 人民幣千元 (附註a)	公益金 人民幣千元 (附註a)	累計外幣報表折算差額 人民幣千元	合計 人民幣千元
二零零五年一月一日結餘	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
提取盈餘公積金	—	—	52,858	—	—	52,858
提取公益金	—	—	—	47,430	—	47,430
可換股債券轉股	942,973	—	—	—	—	942,973
外幣報表折算差額	—	—	—	—	223	223
二零零五年十二月三十一日結餘	3,058,231	17,252	329,147	269,923	(981)	3,673,572
二零零六年一月一日結餘	3,058,231	17,252	329,147	269,923	(981)	3,673,572
轉撥*(a)*	—	—	269,923	(269,923)	—	—
提取盈餘公積金	—	—	70,567	—	—	70,567
外幣報表折算差額	—	—	—	—	3,986	3,986
向少數股東買賣權益*(附註9(e))*	—	48,501	—	—	—	48,501
二零零六年十二月三十一日結餘	3,058,231	65,753	669,637	—	3,005	3,796,626

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14 其他儲備 *(續)*

(b) 本公司

	股本溢價 人民幣千元	資本儲備 人民幣千元	盈餘公積金 人民幣千元 *(附註a)*	公益金 人民幣千元 *(附註a)*	未分配利潤 人民幣千元 *(附註b)*	儲備合計 人民幣千元	擬派股息 人民幣千元
二零零五年一月一日結餘	2,115,258	1,782	179,153	149,882	279,737	2,725,812	196,233
擬派股息	—	—	—	—	—	—	(196,233)
本年度盈利	—	—	—	—	348,500	348,500	—
已宣派股息	—	—	—	—	(209,315)	(209,315)	209,315
提取盈餘公積金	—	—	30,230	—	(30,230)	—	—
提取公益金	—	—	—	30,230	(30,230)	—	—
可轉換債券轉股	942,973	—	—	—	—	942,973	—
二零零五年十二月三十一日結餘	3,058,231	1,782	209,383	180,112	358,462	3,807,970	209,315
二零零六年一月一日結餘	3,058,231	1,782	209,383	180,112	358,462	3,807,970	209,315
重新分類	—	—	180,112	(180,112)	—	—	—
擬派股息	—	—	—	—	(287,808)	(287,808)	287,808
本年度盈利	—	—	—	—	501,548	501,548	—
已宣派股息	—	—	—	—	—	—	(209,315)
提取盈餘公積金	—	—	43,579	—	(43,579)	—	—
向少數股東買賣權益 *(附註9(e))*	—	48,501	—	—	—	48,501	—
二零零六年十二月三十一日結餘	3,058,231	50,283	433,074	—	528,623	4,070,211	287,808

附註：

(a) 法定儲備

根據本公司的公司章程規定及中國公司法，本公司須將在中國會計準則下的除稅後淨利潤的10%撥入法定盈餘公積金(除非該基金結餘已達本公司繳足資本的50%)，及於截至二零零六年十二月三十一日止年度前按董事會決定根據公司章程規定提取除稅後淨利潤之比例撥入法定公益金。此儲備不得用作現金股息分配。

根據中國公司法及本公司的公司章程(經於二零零六年六月二十九日舉行的股東年會修訂)的規定，本公司自二零零六年一月一日起停止提取資金至公益金。於二零零六年一月一日的公益金結餘約人民幣269,923,000元已根據中國財政部頒佈的法規轉撥至盈餘公積金。

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14 其他儲備 *(續)*

附註：(續)

(b) 利潤分派及分配基準

根據公司章程及國家財政部財會字[1995] 31號文件規定，本公司提取法定盈餘公積金及任意盈餘公積金需以中國會計準則及法規編製的盈利金額為基礎。本公司派發股息乃按中國會計準則及法規和香港財務報告準則申報的可供分配利潤之較低者為支付基礎。

15 借款

(a) 本集團

	二零零六年十二月三十一日			二零零五年十二月三十一日		
	短期銀行借款	長期銀行借款	總計	短期銀行借款	長期銀行借款	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行借款						
償還期：						
1年內	599,745	2,164	601,909	949,171	6,551	955,722
2至5年	—	40,725	40,725	—	8,113	8,113
超過5年	—	12,534	12,534	—	13,673	13,673
	599,745	55,423	655,168	949,171	28,337	977,508
減：1年內到期部分	(599,745)	(2,164)	(601,909)	(949,171)	(6,551)	(955,722)
長期部分	—	53,259	53,259	—	21,786	21,786

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15 借款 *(續)*

(b) 本公司

	二零零六年十二月三十一日			二零零五年十二月三十一日		
	短期銀行借款	長期銀行借款	總計	短期銀行借款	長期銀行借款	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行借款，須於1年內償還	**390,435**	**—**	**390,435**	645,616	4,344	649,960

於二零零六年十二月三十一日，本集團有約人民幣15,673,000元及人民幣7,750,000元的借款是分別由北京市發展和改革委員會以及中國銀行北京分行提供擔保。於二零零五年，本集團及本公司分別有約人民幣4,344,000元的借款由青啤集團公司提供擔保。

於二零零六年十二月三十一日，子公司的借款內有約人民幣1,000,000元（二零零五年：人民幣87,000,000元）由本公司擔保。

於二零零六年十二月三十一日，本集團有約人民幣16,000,000元（二零零五年：人民幣10,000,000元）的借款是以總賬面值約為人民幣35,800,000元的機器設備（二零零五年：約人民幣12,500,000元的機器設備）作為抵押。

借款的賬面值以下列幣值為單位。

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	千元	千元	千元
人民幣	**200,108**	219,694	**—**	4,344
港幣	**41,202**	88,454	**—**	—
美元	**390,435**	645,616	**390,435**	645,616
歐元	**15,411**	15,811	**—**	—
丹麥克郎	**8,012**	7,933	**—**	—
	655,168	977,508	**390,435**	649,960

本集團的所有借款均受市場利率變動的影響，但丹麥克郎及歐元的借款為免息。

人民幣、港幣及美元的借款於結算日的有效年利率分別為4.15%、3.25%及3.81%。董事認為除了免息借款的公允價值為人民幣17,619,000元外，該等借款的賬面值與其於二零零六年十二月三十一日的公允價值接近。

於二零零六年十二月三十一日，本集團有合共約人民幣2,100,000,000元（二零零五年：人民幣2,900,000,000元）的未動用短期借款額度。所有於一年內到期及按浮動利率計息的借款均以提取額計入。

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16 衍生金融工具

	二零零六年十二月三十一日	
	資產	負債
	人民幣千元	人民幣千元
遠期外匯交易合同 — 無效套期	—	(3,749)

董事認為，遠期合同屬非投機性質，其用作套期本公司未償還的美元銀行借款。然而，由於該等工具根據香港會計準則第39號不符合套期會計之要求(如附註2.9所述)，故其按公允價值確認。於年終時持有仍未平倉的該等合約的公允價值的重估虧損約人民幣3,749,000元已自利潤表扣除。

17 遞延所得稅

遞延稅項採用債務法就暫時性差異分別按本集團內各實體的主要適用稅率15%至33%(二零零五年：相同)作全數計算。

遞延稅項資產／負債之變動如下：

(i) 遞延稅項資產

	折舊的公允價值調整		折舊撥備		其他		合計	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一月一日	4,206	4,623	—	—	17,600	1,622	21,806	6,245
(計入)／扣除自利潤表	(417)	(417)	9,395	—	40,029	15,978	49,007	15,561
十二月三十一日	3,789	4,206	9,395	—	57,629	17,600	70,813	21,806

(ii) 遞延稅項負債

	折舊的公允價值調整	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
一月一日	17,374	18,300
計入利潤表	(926)	(926)
十二月三十一日	16,448	17,374

於二零零六年十二月三十一日，本集團主要對一些於業務合併時買入的固定資產因作出折舊的公允價值調整而產生的暫時性差異及本年度若干不可扣稅宣傳開支確認為遞延稅項資產，惟以未來可產生的應課稅盈利實現該等稅務利益為限。

此外，本集團有子公司分別於二零零七年至二零一一年內到期的可抵扣應課稅盈利的稅虧約人民幣495,299,000元(二零零五年：人民幣458,222,000元)而產生未確認遞延稅項資產總額約人民幣1,769,580,000元(二零零五年：人民幣1,628,524,000元)，因固定資產折舊公允價值調整而產生的遞延稅項資產約人民幣39,000,000元(二零零五年：人民幣42,000,000元)及因應收款結餘、存貨及固定資產的實現虧損及減值虧損準備而產生的遞延稅項資產約人民幣258,607,000元(二零零五年：人民幣178,745,000元)。因不會通過未來應課稅盈利實現，故不確認遞延稅項資產。

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18 應付賬款

(a) 本集團

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
應付賬款	**794,675**	710,997

應付賬款(包括應付關聯方款)之賬齡分析如下：

	於十二月三十一日	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
1年內	**725,458**	677,981
1年至2年	**49,666**	14,034
2年至3年	**9,917**	10,179
超過3年	**9,634**	8,803
	794,675	710,997

19 應付票據

於二零零六年十二月三十一日，本集團的應付票據結餘均為六個月以內到期。本集團的銀行存款約人民幣16,391,000元(二零零五年：人民幣17,570,000元)以人民幣為單位，已作為本集團發行該等票據之抵押，而於二零零六年十二月三十一日，子公司所發行之票據約人民幣110,850,000元(二零零五年：人民幣160,737,000元)已由本公司作出擔保。

20 其他利得

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
衍生工具：		
— 外匯遠期合同：不符合套期會計的交易	**4,132**	(1,582)
發行可轉換債券遞延收入攤銷	**—**	12,641
利息收入	**22,499**	16,886
政府補貼*(i)*	**66,043**	74,859
	92,674	102,804

(i) 就本集團於過往年度收購若干子公司而言，本集團與有關市政府簽署了不同的協議，該等子公司可享有由政府提供之若干財務優惠，主要包括財政資助，金額參考該等子公司所繳付之税額後釐定。

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21 其他業務虧損

	二零零六年 人民幣千元	二零零五年 人民幣千元
商譽的減值 *(附註8(iii))*	**151,061**	46,350
不動產、廠房及設備(「不動產、廠房及設備」)的減值撥備 *(附註7(b))*	**163,688**	141,545
出售不動產、廠房及設備的利得	**(37,586)**	(4,623)
出售雜項物料	**(21,773)**	(44,285)
	255,390	138,987

22 分性質列示之費用

包含於銷售成本、銷售及市場推廣費用及行政支出中的費用列示如下：

	截至十二月三十一日止年度 二零零六年 人民幣千元	截至十二月三十一日止年度 二零零五年 人民幣千元
產成品及在製品的存貨變動	**37,419**	32,830
已用原材料及消耗品	**6,951,807**	5,935,170
僱員福利開支 *(附註23)*	**703,384**	581,164
折舊、攤銷及減值支出 *(附註6、7及8)*	**858,151**	766,563
運輸開支	**506,076**	375,820
廣告費用	**198,819**	163,842
核數師酬金	**6,300**	5,876
公共設施	**385,814**	357,657
其他開支	**1,212,996**	1,185,451
銷售、分銷成本及行政支出	**10,860,766**	9,404,373

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23 員工成本(包括董事薪津)

	二零零六年 人民幣千元	二零零五年 人民幣千元
薪酬工資	**575,507**	477,707
社會保障成本	**36,757**	27,084
退休成本 — 界定供款計劃	**89,946**	74,874
員工醫療福利	**1,174**	1,499
	703,384	581,164

(a) 董事及高級管理人員薪津

每位董事於截至二零零六年十二月三十一日止年度的薪酬如下：

董事姓名	袍金 人民幣千元	其他薪津 人民幣千元	薪金 人民幣千元	社會保障供款 人民幣千元	合計 人民幣千元
李桂榮先生	—	—	312	8	320
金志國先生	—	—	312	17	329
劉英弟先生	—	—	245	17	262
孫明波先生*	—	—	269	17	286
孫玉國先生	—	—	245	17	262
伯樂思先生	—	—	30	—	30
馬爽先生*	—	—	30	—	30
楚振剛先生*	—	50	—	—	50
付洋先生*	—	50	—	—	50
李燕女士*	—	50	—	—	50
潘昭國先生*	—	50	—	—	50
	—	200	1,443	76	1,719

綜合財務報表附註

(按香港財務報告準則編制)

23 員工成本(包括董事薪津)*(續)*

(a) 董事及高級管理人員薪津 *(續)*

每位董事於截至二零零五年十二月三十一日止年度的薪酬如下：

董事姓名	袍金 人民幣千元	其他薪津 人民幣千元	薪金 人民幣千元	社會保障供款 人民幣千元	合計 人民幣千元
李桂榮先生	—	—	284	—	284
金志國先生	—	—	337	4	341
劉英弟先生	—	—	264	4	268
孫明波先生*	—	—	290	4	294
孫玉國先生	—	—	264	4	268
伯樂思先生	—	—	30	—	30
馬爽先生*	—	—	30	—	30
楚振剛先生*	—	50	—	—	50
付洋先生*	—	50	—	—	50
李燕女士*	—	50	—	—	50
潘昭國先生*	—	50	—	—	50
	—	200	1,499	16	1,715

附註：

* 於二零零五年六月二十三日獲委任

(b) 五位薪酬最高人士

五位薪酬最高人士的酬金詳情概述如下。其中有三位(二零零五年：三位)員工為本公司董事，彼等的酬金在上文分析中反映。於本年度支付予餘下兩位(二零零五年：兩位)最高薪酬人士的酬金如下：

	二零零六年 人民幣千元	二零零五年 人民幣千元
基本薪金及津貼	**489**	528
社會保障供款	**34**	11
	523	539

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23 員工成本(包括董事薪津)*(續)*

(c) 監事會成員薪津

五位現任及前任監事會成員薪津如下：

	二零零六年 人民幣千元	二零零五年 人民幣千元
基本薪金及津貼	**311**	499
社會保障供款	**52**	34
	363	533

24 財務費用

	截至十二月三十一日止年度 二零零六年 人民幣千元	 二零零五年 人民幣千元
銀行借款的利息	**39,473**	69,327
外匯交易收益淨額	**(12,574)**	(26,058)
	26,899	43,269

25 稅項

(a) 所得稅支出

	截至十二月三十一日止年度 二零零六年 人民幣千元	 二零零五年 人民幣千元
當期稅項		
— 香港利得稅*(i)*	**3,161**	1,329
— 中國企業所得稅*(ii)*	**225,835**	203,514
遞延所得稅*(附註17)*	**(49,933)**	(16,487)
	179,063	188,356

(i) *香港利得稅*

香港利得稅乃根據本年度估計應課稅溢利依稅率17.5%(二零零五年：17.5%)作出準備。

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25 稅項 *(續)*

(a) 所得稅支出 *(續)*

(ii) 中國企業所得稅(「企業所得稅」)

企業所得稅乃按中國有關規例計算的估計應課稅所得作出撥備，所有可以享受到的退稅及減免稅務優惠已考慮在內。

本集團享有的稅務優惠及免稅期：

根據國家稅務總局在一九九四年四月十八日發出之一份批文，自本公司成立日起及在相關法律及法規有其他變動前，本公司賺取的淨利潤暫按15%的稅率徵收所得稅。本公司於一九九七年三月二十三日接獲青島市財政局的確認，延長這項稅務優惠直至另行通知。

郴州公司及廈門公司被確認為外商投資企業並可享受經抵銷過往年度稅務虧損後，由首個獲利年度起計兩免三減半繳交企業所得稅。二零零六年為郴州公司第五個獲利年度以及廈門公司第三個獲利年度。因此，郴州公司及廈門公司分別按經扣減稅率16.5%及7.5%計算應課企業所得稅。

華南營銷公司、華南控股公司、深朝日、珠海公司及東南營銷公司因分別於中國深圳、珠海及廈門經濟特區成立及經營，按有關稅務條例以經扣減稅率15%計算應課企業所得稅。

本集團內其他於中國成立及營運的附屬公司本年度的應納稅所得額按標準稅率33%計算應課所得稅。

中國企業所得稅法變動：

於二零零七年三月十六日，中國第十屆全國人大常委會批准中國企業所得稅法(「企業所得稅法」)，並於二零零八年一月一日生效。此項新企業所得稅法訂明中國國內企業的適用所得稅率為25%。現有稅率優惠政策及其他稅項優惠的過渡條例將由政府機關訂明及公佈。

由於有待相關政府機關公佈有關本公司及其部分附屬公司可享優惠稅率的詳細過渡措施，本公司董事未能全面評估新企業所得稅法對本集團於二零零六年十二月三十一日的財務狀況所造成影響。然而，關於就會計目的確認就預提費用結餘，惟不可扣稅的遞延稅款資產(組成於年終所確認遞延稅款資產的大部分)，董事有信心該等時間性差異將於二零零七年轉回，因此將不會受到實行新稅率影響。關於其餘就公允價值調整及減值撥備確認的遞延稅款資產人民幣13,184,000元，倘本公司所有報稅實體均自二零零八年一月一日起適用於25%的稅率，則本集團將確認額外遞延稅款資產約人民幣5,035,000元。

加權平均適用稅率與實際有效稅率調節表：

	截至十二月三十一日止年度	
	二零零六年 人民幣千元	二零零五年 人民幣千元
加權平均適用稅率	**12%**	17%
未確認遞延稅資產之子公司虧損	**19%**	18%
其他	**(2%)**	—
實際有效稅率	**29%**	35%

加權平均適用稅率減少乃由於本集團按上述不同稅率繳稅的實體的盈利能力有變所致。

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25 稅項 *(續)*

(b) 增值稅(「增值稅」)

根據《中華人民共和國企業增值稅暫行條例》(「增值稅條例」),本集團按有形貨品本地銷售收入的17%的增值稅率繳納銷項增值稅,出口產品銷售採用「免、抵、退」辦法,退稅率為13%。購買原材料及輔助材料等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅,以達致應付予中國政府的增值稅款項淨額。

(c) 消費稅

本集團進行之啤酒生產、委託生產及啤酒產品進口活動均須繳納中國消費稅。每噸出廠後啤酒價格(含包裝物及包裝物押金)在人民幣3,000元以上的,單位消費稅額為每噸人民幣250元。所有其他在該價格以下的啤酒銷售,仍按每噸人民幣220元繳納消費稅。

26 每股盈利 — 基本及攤薄

每股盈利按本公司股東應佔盈利除以年內已發行普通股之加權平均數(不包括本公司購買的發行在外的普通股和作為庫存股份的普通股)計算。

	截至十二月三十一日止年度	
	二零零六年	二零零五年
本公司股東應佔盈利 *(人民幣千元)*	**447,867**	306,589
已發行普通股之加權平均數 *(千股)*	**1,308,219**	1,238,174
每股基本盈利 *(每股人民幣)*	**0.34**	0.25

於二零零六年及二零零五年十二月三十一日,由於並無可攤薄的潛在普通股,因此每股攤薄盈利與二零零六年及二零零五年的每股基本盈利相同。

27 股息

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	*人民幣千元*
擬派末期股息每股人民幣0.22元(二零零五年:人民幣0.16元)	**287,808**	209,315

於截至二零零六年十二月三十一日止年度內已付股息為二零零五年的末期股息人民幣209,315,000元(每股人民幣0.16元)(二零零五年:二零零四年的末期股息人民幣196,233,000元(每股人民幣0.15元))。於二零零七年四月十九日舉行之董事會會議上,董事建議派發二零零六年之末期股息每股人民幣0.22元(股息總額人民幣287,808,000元)。將此等擬派股息將於股東週年大會上批准,並於截至二零零七年十二月三十一日止年度作為利潤分配列示。

綜合財務報表附註

(按香港財務報告準則編制)

28 經營活動之現金流入

本年度盈利與經營活動之現金流入調節表

	二零零六年 人民幣千元	二零零五年 人民幣千元
本年度盈利	**448,757**	343,306
稅項	**179,063**	188,356
應承擔聯營公司之虧損	**(1,041)**	4,370
無須償還之應付款收入	**(10,526)**	(9,508)
利息收入 *(附註20)*	**(22,499)**	(16,886)
匯兑收益淨額 *(附註24)*	**(12,574)**	(26,058)
折舊 *(附註7)*	**513,580**	538,928
處理不動產、廠房及設備收益	**(37,586)**	(4,596)
不動產、廠房及設備減值虧損 *(附註7)*	**163,688**	141,545
遞延負債攤銷 *(附註20)*	**—**	(12,641)
長期投資減值	**—**	1,981
無形資產及租賃土地攤銷 *(附註6、8)*	**29,822**	36,554
商譽減值虧損及出售 *(附註8)*	**151,061**	56,098
衍生金融工具以公允價值計價虧損	**3,659**	1,582
利息支出 *(附註24)*	**39,473**	69,327
營運資金變動(不包括收購及合併時的匯兑差額的影響)		
存貨	**(243,822)**	(12,625)
應收賬款	**3,888**	73,135
應收票據	**30,234**	23,381
保證金、預付賬款及其他應收款	**(88,531)**	159,339
應付賬款	**83,678**	(15,784)
預提費用及其他應付款	**216,111**	(32,295)
應付票據	**(75,727)**	(97,080)
客戶按金及墊款	**(27,343)**	(16,832)
未交稅金	**(10,875)**	(28,083)
經營所得之現金流入	**1,332,490**	1,365,514

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28 經營活動之現金流入 *(續)*

於現金流量表中，出售不動產、廠房及設備之收益包括：

	二零零六年 人民幣千元	二零零五年 人民幣千元
賬面淨值 *(附註7)*	**29,594**	71,623
出售不動產、廠房及設備之收益／(虧損)	**28,736**	(28,316)
出售不動產、廠房及設備所得	**58,330**	43,307

29 或有負債

(a) 根據國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，本公司取消了原有福利分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於二零零六年十二月三十一日，本集團仍未完成該等計劃的制訂，而本集團亦未向職工宣佈任何有關住房分配貨幣化補貼的計劃。經諮詢律師意見後，本公司董事會認為，於二零零六年十二月三十一日，本集團無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠理據為此作出撥備。

(b) 於二零零六年十二月三十一日，本集團為本集團一間聯營公司之銀行借款提供人民幣16,000,000元的擔保。

30 承諾事項

(a) 資本性及其他承諾

於二零零六年十二月三十一日，本集團並無已授權但未簽署合約及未於財務報表內反映之資本承諾。

本集團及本公司與建築固定資產、收購子公司及其他經營活動相關的已簽署合約但未於財務報表內作出計提之資本承諾如下：

	本集團		本公司	
	二零零六年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零五年 人民幣千元
	981,819	317,566	**141,136**	264,730

(b) 經營租賃承諾

於二零零六年十二月三十一日，本集團根據不可撤銷之物業的經營租賃以及與其經營業務相關的其他承擔之最低承諾如下：

	二零零六年 人民幣千元	二零零五年 人民幣千元
1年內	**343**	1,660

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31 與關聯企業的交易

當企業能直接或間接地對另一企業的財務或經營決策作出控制或重大影響，該等企業將被視為關聯企業。當兩間企業同時受另一企業的共同控制或重大影響時，該等企業亦被視為關聯企業。

(a) 本集團於本年度與關聯企業的主要交易如下：

	截至十二月三十一日止年度	
	二零零六年 人民幣千元	二零零五年 人民幣千元
向關聯企業購貨		
— 聯營公司	**94,943**	111,333
— 青島啤酒澳洲有限公司	**91,144**	52,025
	186,087	163,358
向關聯企業銷售商品		
— 聯營公司	**250,274**	264,580
— 青島啤酒澳洲有限公司	**—**	2,562
—(香港)青島飲品有限公司	**—**	17,002
	250,274	284,144
向本集團提供建設服務		
— 青啤工程公司	**3,788**	1,730
向本集團提供物流服務(包括代表支付)		
— 聯營公司	**219,273**	143,577
為本集團借款提供擔保		
— 青啤集團公司 *(附註15)*	**—**	4,344
為本集團應收款提供擔保		
— 青啤集團公司	**35,890**	40,893
為本集團聯營公司提供擔保		
— 朝日飲品	**16,000**	24,000
支付利息		
— 青啤集團公司	**3,249**	2,996

以上與關聯企業之交易均按本集團與相關關聯企業議定的條件進行。

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31 與關聯企業的交易 *(續)*

(b) 於二零零六年十二月三十一日，本集團與關聯企業的往來賬期末餘額如下：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
包含於應收子公司賬款	**—**	—	**146,509**	12,314
應收賬款及其他長期資產賬目				
— 本集團全資子公司	**—**	—	**2,572**	1,771
— 本集團非全資子公司	**—**	—	**19,041**	36,187
— 聯營公司*(ii)*	**91,349**	96,467	**89,738**	48,110
— 其他關聯方	**882**	287	**882**	—
子公司借款*(i)*				
— 本集團全資子公司	**—**	—	**—**	100,020
— 本集團非全資子公司	**—**	—	**2,759,788**	2,635,103
保證金、預付賬款及其他應收款				
— 本集團全資子公司	**—**	—	**1,026**	107,056
— 本集團非全資子公司	**—**	—	**123,217**	45,846
— 聯營公司	**5,052**	9,994	**5,052**	9,994
— 其他關聯方	**11,949**	17,253	**787**	5,792
應付賬款				
— 本集團非全資子公司	**—**	—	**22,639**	33,344
其他應付及長期應付款				
— 本集團非全資子公司	**—**	—	**79,963**	18,539
— A-B公司*(iii)*	**117,131**	121,053	**—**	—
— 聯營公司	**378**	2,145	**378**	2,049
— 其他關聯方	**21,243**	22,851	**578**	253
銷售按金				
— 本集團非全資子公司	**—**	—	**326**	—
— 聯營公司	**307**	5,407	**307**	5,407
短期貸款				
— 青啤集團公司	**65,000**	65,000	**—**	—

除以下(i)項及(iii)項所述者及短期借款外，本集團與其他所有關聯企業的往來賬餘額均無擔保及無固定還款期，亦不計利息。

(i) 於二零零六年十二月三十一日，本公司通過與中國多間銀行訂立的委托貸款安排向多間子公司提供墊付及借款約人民幣2,759,788,000元(二零零五年：人民幣2,735,123,000元) *(附註9)*。

(ii) 於二零零一年度，本集團與一客戶及本集團的關聯公司(合稱「欠款人」)就合計人民幣105,000,000元的應收賬款(「欠款」)達成還款協議。根據有關協議，欠款人將於二零零二年一月一日起按八年分期歸還此項欠款。截至二零零六年十二月三十一日止，該欠款未償還金額(扣除有關減值準備後)約人民幣15,000,000元及人民幣8,701,000元(二零零五年：人民幣15,000,000元及人民幣25,893,000元)，按照協議付款期限分別在本集團資產負債表中列示為應收賬款及其他長期資產。青啤集團公司亦為此欠款提供擔保。

於二零零七年初，其中一名欠款人決定終止業務，並計劃通過由其擁有人轉讓欠款人的股本權益而償付結欠本公司的未償還債項。於二零零六年十二月三十一日及截至該日止年度，本公司董事已根據有關安排對欠款的可收回金額作出評估，並認為已於財務報表內作出適當的減值虧損撥備。由於出現上述變動，本集團亦已同意青啤集團公司撤回其彌償保證。

(iii) 於二零零三年十月，本公司的子公司 — 青島啤酒(香港)貿易有限公司(「香港公司」)與A-B公司簽定一份借款協議。根據該協議，A-B公司借款美金15,000,000元(約人民幣117,131,000元)(「借款」)予香港公司。該借款的年利率為1%、無抵押，還款期為五年。本公司已為該貸款之償還作擔保。

綜合財務報表附註

(按香港財務報告準則編制)

31 與關聯企業的交易 *(續)*

(c) 主要管理人員薪酬

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	人民幣千元
基本薪金、津貼及非現金利益	**3,210**	3,451
退休金供款	**242**	217
	3,452	3,668

合共15位主要管理人員為有權力及負責對本集團經營活動進行計劃、指導及控制之人士，包括董事及其他高級管理人員。

補充資料

中國會計準則與香港財務報告準則差異調節表

本集團根據《中國企業會計準則》、《企業會計制度》及有關法規(「中國會計準則」),為本公司的A股股東編製了一套截至二零零六年十二月三十一日止年度的財務資料。

由於中國會計準則與香港財務報告準則的不同,導致按兩種準則分別編製的本集團的資產、負債及淨利潤有所差別。兩種準則的主要差別的財務影響於下表概述及說明:

對於綜合淨資產的影響:

	於十二月三十一日 **二零零六年** **人民幣千元**	 二零零五年 人民幣千元
按中國會計準則計算的淨資產值:	**5,223,722**	4,941,430
按香港財務報告準則所作的調整:		
因按香港財務報告及中國會計準則於對固定資產賬面值採用不同匯率而產生的調整	**141,253**	141,253
在中國匯率制度併軌前購入資產須多提的折舊	**(141,253)**	(140,887)
中國會計準則及香港財務報告準則下對業務合併採用不同的會計處理方法產生的差異	**(26,757)**	(49,332)
於二零零五年一月一日因採用香港財務報告準則第3號結轉至未分配利潤的負商譽調整	**71,760**	80,971
衍生金融工具公允價值的確認	**(3,659)**	(90)
因固定資產折舊產生的遞延稅項負債	**(5,090)**	(5,090)
有形及無形資產減值虧損的不同會計處理	**(16,705)**	—
附屬公司終止經營而確認的商譽減值虧損	**—**	(9,121)
其他	**4,158**	(2,744)
按香港財務報告準則計算財務報表所載的本公司股東應佔淨資產	**5,247,429**	4,956,390

對於綜合淨利潤之影響:

	截至十二月三十一日止年度 **二零零六年** **人民幣千元**	 二零零五年 人民幣千元
按中國會計準則計算之淨利潤:	**434,897**	303,958
按香港財務報告準則所作之調整:		
在中國匯率制度併軌前購入資產須多提的固定資產折舊	**(366)**	(11,480)
獲豁免償還借款及其他股份溢價調整	**10,526**	8,248
因固定資產折舊產生的遞延稅項負債及資產	**557**	557
中國會計準則及香港財務報告準則下對業務合併採用不同的會計處理方法產生的差異	**22,575**	15,140
對可換股債券利息費用使用不同會計政策	**—**	9,764
衍生金融工具公允價值的確認	**(3,659)**	(10,802)
有形及無形資產減值虧損的不同會計處理	**(16,705)**	—
附屬公司終止經營而確認的商譽減值虧損	**—**	(9,121)
其他	**42**	325
按香港財務報告準則計算的本公司股東應佔盈利	**447,867**	306,589

審計報告

PRICEWATERHOUSECOOPERS
普华永道

普華永道中天會計師事務所有限公司
中華人民共和國
上海200021
湖濱路202號
普華永道中心11樓
電話 +86 (21) 6123 8888
傳真 +86 (21) 6123 8800

普華永道中天審字(2007)第10026號

青島啤酒股份有限公司全體股東：

我們審計了後附的青島啤酒股份有限公司(以下簡稱「貴公司」)及其合併子公司(以下簡稱「貴集團」)會計報表，包括2006年12月31日的合併及母公司資產負債表、2006年度的合併及母公司利潤表、合併及母公司利潤分配表、合併及母公司現金流量表以及會計報表附註。

一、 管理層對會計報表的責任

按照企業會計準則和《企業會計制度》的規定編制會計報表是貴公司和貴集團管理層的責任。這種責任包括：

(1) 設計、實施和維護與會計報表編制相關的內部控制，以使會計報表不存在由於舞弊或錯誤而導致的重大錯報；

(2) 選擇和運用恰當的會計政策；

(3) 作出合理的會計估計。

二、 註冊會計師的責任

我們的責任是在實施審計工作的基礎上對會計報表發表審計意見。我們按照中國註冊會計師審計準則的規定執行了審計工作。中國註冊會計師審計準則要求我們遵守職業道德規範，計劃和實施審計工作以對會計報表是否不存在重大錯報獲取合理保證。

審計工作涉及實施審計程式，以獲取有關會計報表金額和披露的審計證據。選擇的審計程式取決於註冊會計師的判斷，包括對由於舞弊或錯誤導致的會計報表重大錯報風險的評估。在進行風險評估時，我們考慮與會計報表編制相關的內部控制，以設計恰當的審計程式，但目的並非對內部控制的有效性發表意見。審計工作還包括評價管理層選用會計政策的恰當性和作出會計估計的合理性，以及評價會計報表的總體列報。

我們相信，我們獲取的審計證據是充分、適當的，為發表審計意見提供了基礎。

三、 審計意見

我們認為，貴集團和貴公司上述會計報表已經按照企業會計準則和《企業會計制度》的規定編制，在所有重大方面公允反映了貴集團和貴公司2006年12月31日的財務狀況以及2006年度的經營成果和現金流量。

普華永道中天會計師事務所有限公司

張國俊
註冊會計師

孔昱
註冊會計師

中國 • 上海市
二零零七年四月十九日

資產負債表

(按中國會計準則編制)

資產	附註五 (除另註外)	二零零六年十二月三十一日 合併	二零零五年十二月三十一日 合併	二零零六年十二月三十一日 母公司	二零零五年十二月三十一日 母公司
流動資產：					
貨幣資金	(1)	**1,232,766,676**	1,265,861,113	**594,700,068**	478,089,509
短期投資	六(3)	**—**	—	**2,111,519,271**	2,326,014,578
應收票據	(2)	**44,978,970**	75,213,207	**—**	2,500,000
應收賬款	(3), 六(1)	**113,372,198**	105,068,080	**67,339,580**	87,166,190
其他應收款	(4), 六(2)	**179,227,197**	191,898,018	**352,655,956**	186,027,588
預付賬款	(5)	**235,535,247**	123,445,949	**17,005,600**	1,708,074
存貨	(6)	**1,641,319,438**	1,420,474,304	**316,998,023**	225,223,454
待攤費用	(7)	**1,040,567**	11,928,440	**—**	5,835,258
流動資產合計		**3,448,240,293**	3,193,889,111	**3,460,218,498**	3,312,564,651
長期投資					
長期股權投資	(8), 六(3)	**(22,510,912)**	80,989,965	**1,745,370,973**	1,828,503,204
其中：合併價差		**(48,276,732)**	50,251,191	**—**	—
固定資產					
固定資產 — 原價		**10,628,007,669**	10,326,986,065	**2,061,554,470**	1,990,619,896
減：累計折舊		**(5,105,839,061)**	(4,648,657,835)	**(1,167,985,129)**	(1,094,084,282)
固定資產 — 淨值		**5,522,168,608**	5,678,328,230	**893,569,341**	896,535,614
減：固定資產減值準備		**(441,708,687)**	(274,410,778)	**(16,769,177)**	(16,345,609)
固定資產 — 淨額	(9)	**5,080,459,921**	5,403,917,452	**876,800,164**	880,190,005
在建工程	(10)	**233,289,672**	111,884,585	**66,800,393**	55,587,543
固定資產清理	(9)	**186,021**	238,096	**—**	—
固定資產合計		**5,313,935,614**	5,516,040,133	**943,600,557**	935,777,548
無形資產及其他資產					
無形資產	(11)	**749,676,263**	750,395,329	**147,633,478**	144,714,564
長期待攤費用	(12)	**6,925,875**	4,309,385	**1,771,011**	1,776,800
長期應收款	(3)	**8,701,120**	25,892,810	**8,701,120**	25,892,810
預付土地款	(10)	**17,441,647**	—	**17,441,647**	—
無形資產及其他資產合計		**782,744,905**	780,597,524	**175,547,256**	172,384,174
遞延稅項					
遞延稅款借項	三(a)	**67,023,346**	17,600,000	**41,562,745**	17,600,000
資產總計		**9,589,433,246**	9,589,116,733	**6,366,300,029**	6,266,829,577

資產負債表

(按中國會計準則編制)

負債及股東權益	附註五 (除另註外)	二零零六年 十二月三十一日 合併	二零零五年 十二月三十一日 合併	二零零六年 十二月三十一日 母公司	二零零五年 十二月三十一日 母公司
流動負債					
短期借款	(13)	**599,745,254**	949,171,250	**390,435,000**	645,616,000
應付票據	(14)	**250,116,918**	345,844,178	**70,900,000**	71,800,000
應付賬款	(15)	**794,675,379**	710,997,235	**133,614,747**	136,719,450
預收賬款	(16)	**191,661,665**	219,004,515	**62,898,679**	82,450,639
應付工資		**32,655,306**	28,537,809	**2,404,805**	—
應付福利費		**58,773,113**	48,077,226	**4,152,294**	2,166,001
應付股利	(17)	**—**	12,220,968	**—**	2,924,318
應交税金	(18)	**225,707,060**	304,145,561	**15,553,436**	70,394,038
其他應交款	(19)	**6,537,235**	9,911,875	**699,033**	4,975,331
其他應付款	(20)	**1,030,671,222**	939,670,520	**178,384,284**	139,990,344
預提費用	(21)	**439,865,702**	280,265,540	**250,920,022**	134,230,468
一年內到期的長期借款	(22)	**2,163,708**	6,550,713	**—**	4,344,000
流動負債合計		**3,632,572,562**	3,854,397,390	**1,109,962,300**	1,295,610,589
長期負債					
長期借款	(22)	**53,259,320**	21,786,386	**—**	—
長期應付款	七(6)	**140,612,988**	139,692,826	**7,758,462**	3,708,462
長期負債合計		**193,872,308**	161,479,212	**7,758,462**	3,708,462
負債合計		**3,826,444,870**	4,015,876,602	**1,117,720,762**	1,299,319,051
少數股東權益		**539,266,746**	631,810,452	**—**	—
股東權益					
股本	(23)	**1,308,219,178**	1,308,219,178	**1,308,219,178**	1,308,219,178
資本公積	(24)	**2,854,810,073**	2,802,086,986	**2,904,549,173**	2,853,566,374
盈餘公積	(25)	**669,637,704**	599,070,441	**433,435,115**	389,495,014
其中：法定公益金		**—**	269,923,479	**—**	180,112,896
未分配利潤	(26)	**386,317,753**	231,303,257	**602,375,801**	416,229,960
外幣報表折算差額		**4,736,922**	749,817	**—**	—
股東權益合計		**5,223,721,630**	4,941,429,679	**5,248,579,267**	4,967,510,526
負債與股東權益總計		**9,589,433,246**	9,589,116,733	**6,366,300,029**	6,266,829,577

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

二零零六年度利潤表

(按中國會計準則編制)

	項目	附註五 (除另註外)	二零零六年度 合併	二零零五年度 合併	二零零六年度 母公司	二零零五年度 母公司
一、	**主營業務收入**	27, 六(4)	**11,677,159,588**	10,019,857,127	**4,548,142,750**	3,526,569,405
	減：主營業務成本	27, 六(4)	**(6,805,223,616)**	(5,944,101,007)	**(2,671,141,323)**	(1,985,199,659)
	主營業務稅金及附加	28	**(1,171,630,385)**	(1,034,617,813)	**(212,027,870)**	(180,933,599)
二、	**主營業務利潤**		**3,700,305,587**	3,041,138,307	**1,664,973,557**	1,360,436,147
	加：其他業務利潤	29	**30,143,850**	39,738,756	**11,600,639**	11,890,355
	減：營業費用		**(2,018,231,609)**	(1,654,862,652)	**(867,540,928)**	(635,327,617)
	管理費用		**(896,824,022)**	(773,167,427)	**(251,670,422)**	(195,237,264)
	財務費用／淨額	30	**(3,336,753)**	(19,978,364)	**(1,084,895)**	(5,350,795)
三、	**營業利潤**		**812,057,053**	632,868,620	**556,277,951**	536,410,826
	減：投資損失	31, 六(5)	**(101,610,118)**	(39,030,265)	**(76,375,554)**	(136,750,210)
	加：補貼收入	32	**66,042,782**	74,859,478	**400,000**	—
	營業外收入	33	**50,592,561**	20,412,757	**41,893,733**	4,099,488
	減：營業外支出	33	**(212,269,917)**	(160,782,923)	**(5,119,868)**	(19,851,218)
四、	**利潤總額**		**614,812,361**	528,327,667	**517,076,262**	383,908,886
	減：所得稅	三(a)	**(179,572,074)**	(183,864,677)	**(77,675,252)**	(81,609,401)
	少數股東損益		**(343,460)**	(35,504,930)	**—**	—
五、	**淨利潤**		**434,896,827**	303,958,060	**439,401,010**	302,299,485

補充資料：

	項目	二零零六年度 合併	二零零五年度 合併	二零零六年度 母公司	二零零五年度 母公司
1.	出售、處置部門或被投資單位(損失)／收益	**(1,730,448)**	8,722,398	**13,839,662**	7,094,190
2.	自然災害發生的損失	**—**	—	**—**	—
3.	會計政策變更增加利潤總額	**—**	—	**—**	—
4.	會計估計變更增加利潤總額	**—**	—	**—**	—
5.	債務重組損失	**—**	—	**—**	—
6.	其他	**—**	—	**—**	—

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

二零零六年度利潤分配表

(按中國會計準則編制)

	項目	附註五	二零零六年度 合併	二零零五年度 合併	二零零六年度 母公司	二零零五年度 母公司
一、	**淨利潤**		**434,896,827**	303,958,060	**439,401,010**	302,299,485
	加：年初未分配利潤	26	**231,303,257**	223,865,647	**416,229,960**	370,623,248
二、	**可供分配的利潤**		**666,200,084**	527,823,707	**855,630,970**	672,922,733
	減：提取法定盈餘公積	26	**(70,567,263)**	(52,857,996)	**(43,940,101)**	(30,229,948)
	提取法定公益金	26	**—**	(47,429,577)	**—**	(30,229,948)
三、	**可供股東分配的利潤**		**595,632,821**	427,536,134	**811,690,869**	612,462,837
	減：應付普通股股利	26	**(209,315,068)**	(196,232,877)	**(209,315,068)**	(196,232,877)
四、	**未分配利潤**	26	**386,317,753**	231,303,257	**602,375,801**	416,229,960

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

二零零六年度現金流量表

(按中國會計準則編制)

	項目	附註五	合併	母公司
一、	**經營活動產生的現金流量：**			
	銷售商品、提供勞務收到的現金		13,791,656,983	5,266,292,762
	收到的補貼收入		64,617,985	—
	收到的其他與經營活動有關的現金		1,041,699,520	37,693,513
	現金流入小計		**14,897,974,488**	**5,303,986,275**
	購買商品、接受勞務支付的現金		(8,282,492,831)	(3,172,201,264)
	支付給職工以及為職工支付的現金		(852,958,370)	(226,001,358)
	支付的各項稅費		(2,557,833,870)	(747,685,884)
	支付的其他與經營活動有關的現金	34	(2,076,857,566)	(615,314,278)
	現金流出小計		**(13,770,142,637)**	**(4,761,202,784)**
	經營活動產生的現金流量淨額		**1,127,831,851**	**542,783,491**
二、	**投資活動產生的現金流量：**			
	收回投資所收到的現金		2,522,873	2,292,687,904
	取得投資收益所收到的現金		11,134,958	134,038,275
	處置固定資產所收回的現金淨額		58,330,097	42,015,272
	收到的其他與投資活動有關的現金		5,050,000	5,050,000
	現金流入小計		**77,037,928**	**2,473,791,451**
	購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		(600,750,638)	(140,154,974)
	投資所支付的現金		—	(2,275,154,800)
	支付的其他與投資活動有關的現金		(5,345,252)	—
	現金流出小計		**(606,095,890)**	**(2,415,309,774)**
	投資活動產生的現金流量淨額		**(529,057,962)**	**58,481,677**
三、	**籌資活動產生的現金流量：**			
	收到子公司少數股東投入的現金		15,703,022	—
	借款所收到的現金		568,469,744	199,297,500
	收到的其他與籌資活動有關的現金		21,890,622	—
	現金流入小計		**606,063,388**	**199,297,500**
	償還債務所支付的現金		(876,780,892)	(444,649,500)
	分配股利、利潤或償付利息所支付的現金		(317,529,514)	(238,886,408)
	其中：子公司支付少數股東股利		(65,518,953)	—
	支付的其他與籌資活動有關的現金		(47,037,702)	—
	現金流出小計		**(1,241,348,108)**	**(683,535,908)**
	籌資活動產生的現金流量淨額		**(635,284,720)**	**(484,238,408)**
四、	**匯率變動對現金的影響**		**(317,690)**	**(416,201)**
五、	**現金及現金等價物淨(減少)／增加額**	1	**(36,828,521)**	**116,610,559**

二零零六年度現金流量表

(按中國會計準則編制)

	補充資料	**合併**	**母公司**
1.	**將淨利潤調節為經營活動的現金流量：**		
	淨利潤	434,896,827	439,401,010
	加：少數股東損益	343,460	—
	計提的資產減值準備	233,980,906	15,900,755
	固定資產折舊	531,093,199	98,270,741
	無形資產攤銷	31,343,693	5,783,077
	長期待攤費用攤銷	1,689,921	521,759
	待攤費用的減少	10,887,872	5,835,258
	預提費用的增加	173,274,003	117,507,860
	處置固定資產的收益	(37,586,553)	(40,916,066)
	固定資產報廢損失	(790,391)	—
	財務費用	19,108,344	5,726,560
	投資損失	101,610,118	76,375,554
	遞延稅款借項增加	(49,423,346)	(23,962,745)
	存貨的增加	(243,623,929)	(91,774,569)
	經營性應收項目的減少	148,509,789	19,495,104
	經營性應付項目的增加	(227,482,062)	(85,380,807)
	經營活動產生的現金流量淨額	**1,127,831,851**	**542,783,491**
2.	**現金及現金等價物淨減少情況：**		
	現金及現金等價物的年末餘額	1,208,352,565	594,700,068
	減：現金及現金等價物的年初餘額	(1,245,181,086)	(478,089,509)
	現金及現金等價物淨(減少)／增加額	**(36,828,521)**	**116,610,559**

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

一、 公司簡介

青島啤酒股份有限公司(「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)成立,並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的企業法人營業執照。

本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司之主板上市,而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

根據本公司二零零六年十月十六日股東會議通過的A股股權分置改革方案,本公司全體非流通股股東以向改革方案實施股權登記日(二零零六年十二月十八日)在中國證券登記結算有限責任公司上海分公司(「登記結算公司」)登記在冊的本公司全體流通A股股東支付股票和現金的方式作為對價安排,即本公司全體非流通股股東向全體流通A股股東支付股份總計35,755,495股(每股流通A股約獲得0.178777股股份),同時支付現金總計4,800萬元人民幣(每股流通A股獲得0.24元人民幣現金)。對價安排執行完畢後,公司非流通股股東持有的非流通股股份即獲得上市流通權。惟本公司國有股股東已承諾於獲得流通權五年內不在市場轉讓該等股份,同時承諾將於未來三年向本公司股東大會提出利潤分配比例不低於當年實現未分配利潤的70%的議案,並在股東大會表決時投贊成票。本公司股權分置執行對價後,境內法人持有股的持有比例降至1.35%,境內上市的人民幣普通股的持有比例增加至18.02%,其他股權比例維持不變。

二零零六年十二月二十日,本公司國有股股東青島市人民政府國有資產監督管理委員會擬將其持有的本公司全部國有股39.982萬股(佔本公司已發行股份總數的30.56%)無償劃轉給其全資子公司青島啤酒集團有限公司(「青啤集團公司」)。本次股份劃轉已獲得國有資產監督管理委員會的批准(國資產權[2007]42號《關於青島啤酒股份有限公司部分國家股劃轉有關問題的批復》),並取得了中國證券監督管理委員會(證監公司字[2007]45號)《關於同意青島啤酒集團有限公司公告青島啤酒股份有限公司收購報告書並豁免其要約收購義務的批復》。有關股份過戶手續已於二零零七年四月四日辦理完畢。

本公司及控股子公司(「本集團」)的主要業務為生產及銷售啤酒。

二、 主要會計政策、會計估計和合併會計報表的編制方法

(1) 會計報表的編制基礎

本會計報表按照國家頒布的企業會計準則和《企業會計制度》編制。

(2) 會計年度

本集團會計年度為公曆一月一日起至十二月三十一日止。

(3) 記賬本位幣

本集團的記賬本位幣為人民幣。

(4) 記賬基礎和計價原則

本集團的記賬基礎為權責發生制。除本集團在改制為股份有限公司時進行評估的部分資產按國有資產管理部門確認後的評估值入賬外,資產在取得時按實際成本入賬;如果以後發生減值,則計提相應的減值準備。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

二、 主要會計政策、會計估計和合併會計報表的編制方法(續)

(5) 外幣業務核算方法

外幣業務按業務發生當日中國人民銀行公佈的基準匯率折算為人民幣入賬。於資產負債表日以外幣為單位的貨幣性資產和負債,按該日中國人民銀行公佈的基準匯率折算為人民幣,所產生的折算差額除了固定資產購建期間因專門外幣資金借款產生的匯兑損益按資本化的原則處理外,直接計入當期損益。

(6) 外幣會計報表的折算方法

納入本集團會計報表合併範圍的子公司外幣資產負債表中的所有資產、負債項目均按資產負債表日中國人民銀行公佈的基準匯率折算為人民幣,股東權益項目除未分配利潤項目外均按業務發生當日中國人民銀行公佈的基準匯率折算,未分配利潤項目以折算後利潤分配表中該項目的金額列示;利潤表以及利潤分配表中反映發生額的項目按年度平均匯率折算;由此折算產生的差異列入折算後資產負債表的外幣報表折算差額項目內。現金流量表的現金流量按年度平均匯率折算,匯率變動對現金流量的影響,在現金流量表中單獨列示。

(7) 現金及現金等價物

列示於現金流量表中的現金包括庫存現金及可隨時用於支付的銀行存款,現金等價物是指持有的期限不超過三個月、流動性強、易於轉換為已知金額現金及價值變動風險很小的投資。

(8) 短期投資

短期投資主要為委託貸款。委託貸款是指委託金融機構向子公司或聯營公司貸出的款項,其中一年內到期的部分計入短期投資,超過一年到期的部分計入長期投資。委託貸款按照合同約定的利率按期計提利息,對計提的利息到付息期不能收回的,停止繼續計提,並沖回已計提的部分。

(9) 應收款項及壞賬準備

應收款項包括應收賬款及其他應收款。本集團對可能發生的壞賬損失採用備抵法核算。應收款項以實際發生額減去壞賬準備後的淨額列示。

(a) 壞賬準備

本集團對於可回收性與其他各項應收款項存在明顯差別的應收款項,採用個別認定法計提專項壞賬準備;對於其他未計提專項壞賬準備的應收款項,以賬齡分析法按以下比例計提一般壞賬準備:

賬齡	比例
六個月以內	0%
六個月到一年	5%
一年到二年	50%
二年以上	100%

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

二、 主要會計政策、會計估計和合併會計報表的編制方法 *(續)*

(b) ***壞賬損失確認標準***

對於有確鑿證據表明應收款項確實無法收回時，如債務單位已撤銷、破產、資不抵債或現金流量嚴重不足等，確認為壞賬，並沖銷已計提的壞賬準備。

(c) ***應收票據貼現***

本集團向金融機構貼現不附追索權的應收票據，視同已向購貨方或接受勞務方收取現金，按交易的款項扣除已轉銷的應收票據的賬面價值和相關稅費後的差額計入當期損益。

(10) 存貨

存貨包括原材料、在產品、產成品、低值易耗品和包裝物等，按成本與可變現淨值孰低法列示。

存貨於取得時按實際成本入賬。原材料和產成品的成本按加權平均法核算，低值易耗品及部分包裝物按預計使用年限採用直線法攤銷計入生產成本。產成品和在產品成本包括原材料、直接人工及按正常生產能力下適當比例分攤的所有間接生產費用。

存貨跌價準備一般按單個存貨項目的成本高於其可變現淨值的差額計提。可變現淨值按正常生產經營過程中，以存貨的估計售價減去估計至完工將要發生的成本、銷售費用及相關稅金後的金額確定。

本集團的存貨盤存制度為永續盤存制。

(11) 長期投資

長期投資是除短期投資以外的投資，包括本公司對子公司和聯營企業的股權投資及其他準備持有超過一年的股權投資，以及不能隨時變現或不準備在一年內(不含一年)變現的債券和其他債權投資。

(a) ***股權投資***

子公司是指本公司直接或間接擁有其50%以上的表決權資本，或其他本公司有權決定其財務和經營政策並能據以從其經營活動中獲取利益的被投資單位；聯營企業是指本公司佔該企業表決權資本總額的20%或以上至50%，或對該企業財務和經營決策有重大影響的被投資單位。

長期股權投資的成本按投資時實際支付的價款扣除已宣告但尚未領取的現金股利，或按投出非現金資產的賬面價值加上相關稅費入賬。本公司對子公司和聯營企業的長期股權投資採用權益法核算，對其他準備持有超過一年的股權投資採用成本法核算。

二零零三年三月十七日前發生的長期股權投資採用權益法核算時，初始投資成本與應享有被投資單位所有者權益份額之間的差額，採用直線法按10年攤銷。二零零三年三月十七日後發生的長期股權投資採用權益法核算時，初始投資成本小於應享有被投資單位所有者權益份額的差額，作為資本公積；初始投資成本大於應享有被投資單位所有者權益份額的差額，採用直線法按10年攤銷。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

二、 主要會計政策、會計估計和合併會計報表的編制方法 *(續)*

(11) 長期投資 *(續)*

(a) 股權投資 (續)

採用權益法核算時，投資損益按應享有或應分擔被投資單位當年實現的淨利潤或發生的淨虧損份額確認，並調整長期股權投資的賬面價值。被投資單位所分派的現金股利則於股利宣告分派時相應減少長期股權投資的賬面價值。採用成本法核算時，投資收益在被投資企業宣告分派股利時確認。

(b) 長期投資減值準備

長期投資由於市價持續下跌或被投資單位經營狀況惡化等原因導致其可收回金額低於賬面價值時，按可收回金額低於長期投資賬面價值的差額，計提長期投資減值準備。可收回金額是指其銷售淨價與其使用價值兩者之中的較高者。銷售淨價是指在熟悉交易情況的交易各方之間自願進行的公平交易中，通過銷售該項資產而取得的收入扣除處置費用後的金額。使用價值指預期從資產的持續使用和使用壽命結束時的處置中形成的預計未來現金流量的現值。

如果有跡象表明以前年度據以計提減值準備的各種因素發生變化，使得該項投資的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。

(12) 固定資產和折舊

固定資產是指為生產商品，出租或經營管理而持有的、使用期限在一年以上且單位價值較高的有形資產。自二零零一年一月一日起利用土地建造自用項目時，土地使用權的賬面價值構成房屋、建築物成本的一部分。

購置或新建的固定資產按取得時的成本作為入賬價值。對本集團在改制時進行評估的固定資產，按其經國有資產管理部門確認後的評估值作為入賬價值。

固定資產折舊採用年限平均法並按其入賬價值減去預計淨殘值後在預計使用年限內計提。對計提了減值準備的固定資產，則在未來期間按扣除減值準備後的賬面價值及尚可使用年限確定折舊額。

固定資產的預計使用年限、淨殘值率及年折舊率列示如下：

	預計使用年限	預計淨殘值率	年折舊率
房屋及建築物			
— 成本	20 — 40年	3%	2.4% — 4.9%
— 土地使用權 *(另見附註二14(a))*	50年	0%	2%
機器設備	5 — 14年	3%	6.9% — 19.4%
運輸設備	5 — 12年	3%	8.1% — 19.4%
其他設備	5 — 10年	3%	9.7% — 19.4%

固定資產出售、轉讓、報廢或毀損的處置收入扣除其賬面價值和相關稅費後的差額計入營業外收入或支出。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

二、 主要會計政策、會計估計和合併會計報表的編制方法 *(續)*

(12) 固定資產和折舊 *(續)*

固定資產的修理及維護支出於發生時計入當期費用。固定資產的重大改建、擴建、改良及裝修等後續支出,在使該固定資產可能流入企業的經濟利益超過了原先的估計時,予以資本化。重大改建、擴建及改良等後續支出按年限平均法於固定資產尚可使用期間內計提折舊;裝修支出按年限平均法在預計受益期間內計提折舊。

如果有跡象或環境變化顯示單項固定資產賬面價值可能超過其可收回金額時,本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額,其差額確認為減值損失。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化,使得該資產的可收回金額大於其賬面價值,減值準備在以前年度已確認的減值損失範圍內予以轉回。轉回後該資產的賬面價值不超過不考慮減值因素情況下計算的資產賬面淨值。

(13) 在建工程

在建工程指興建中或安裝中的資本性資產,以實際發生的支出作為工程成本入賬。工程成本包括建築費用及其他直接費用、機器設備原價及安裝費用,以及在資產達到預定可使用狀態之前為該項目專門借款所發生的借款費用。在建工程在達到預定可使用狀態時,轉入固定資產並自次月起開始計提折舊。

如果有跡象或環境變化顯示單項在建工程賬面價值可能超過其可收回金額時,本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額,其差額確認為減值損失。如果有跡象表明以前年度據以計提資產減值準備的各種因素發生變化,使得該資產的可收回金額大於其賬面價值,減值準備在以前年度已確認的減值損失範圍內予以轉回。

(14) 無形資產

無形資產包括土地使用權、商標使用權、電腦軟件及專有技術等。

(a) *土地使用權*

以支付土地出讓金方式取得的土地使用權或購入的土地使用權,按照實際支付的價款入賬,並採用直線法按預計使用年限50年攤銷。自二零零一年一月一日起,利用土地建造項目時,將相應土地使用權的賬面價值全部轉入在建工程成本。

(b) *商標使用權*

商標使用權主要包括本集團於一九九三年六月十六日重組時,由原有股東作為資本投入的「青島啤酒」商標。該商標使用權是以中國國家國有資產管理局認定的評估值入賬,採用直線法按40年平均攤銷。

其他商標使用權是於收購子公司時取得,按照其收購時的價值入賬,並按其預計使用年限按5至10年平均攤銷。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

二、 主要會計政策、會計估計和合併會計報表的編制方法 *(續)*

(14) 無形資產 *(續)*

(c) *電腦軟件*

電腦軟件按實際支付的價款入賬，並按預計使用年限平均攤銷。

(d) *專有技術*

專有技術按照投資各方確認的價值入賬，並按照預計使用年限10年平均攤銷。本集團自行開發專有技術發生的研究與開發費用，於發生時確認為當期費用。

(e) *無形資產減值準備*

如果有跡象或環境變化顯示單項無形資產賬面價值可能超過其可收回金額時，本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額，其差額確認為減值損失。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化，使得該資產的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。轉回後該資產的賬面價值不超過不考慮減值因素情況下計算的資產賬面淨值。

(15) 長期待攤費用

長期待攤費用包括已經支出但攤銷期限在一年以上(不含一年)的各項費用，按預計受益期間分期平均攤銷，並以實際支出減去累計攤銷後的淨額列示。

(16) 借款費用

為購建固定資產而發生專門借款所產生的利息、折溢價攤銷及匯兑損益等借款費用，在資產支出及借款費用已經發生、並且為使資產達到預定可使用狀態所必要的購建活動已經開始時，開始資本化並計入該資產的成本。當購建的固定資產達到預定可使用狀態時停止資本化，其後發生的借款費用計入當期損益。

借款費用中的每期利息費用，按當期購建固定資產累計支出加權平均數與相關借款的加權平均利率，在不超過當期專門借款實際發生的利息費用的範圍內，確定資本化金額。

其他借款發生的借款費用，於發生時計入當期財務費用。

(17) 預計負債

因產品質量保證、對外提供擔保、未決訴訟等事項形成的某些現時義務，且該義務的履行很可能會導致經濟利益的流出，在該支出金額能夠可靠計量時，確認為預計負債。預計負債按照以前年度的相關經驗以最佳估計金額入賬。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

二、 主要會計政策、會計估計和合併會計報表的編制方法 *(續)*

(18) 職工社會保障及福利

本集團的在職職工參加由當地政府機構設立及管理的職工社會保障體系,包括養老及醫療保險、住房公積金及其他社會保障制度。除此之外,本集團並無其他重大職工福利承諾。

根據有關規定,本集團按工資總額的一定比例且在不超過規定上限的基礎上提取保險費及公積金,並向勞動和社會保障機構繳納,相應的支出計入當期成本或費用。

(19) 股利分配

股東大會批准的擬分配的現金股利於批准的當期確認為負債。

(20) 收入確認

(a) ***銷售產品***

在已將產品所有權上的主要風險和報酬轉移給購貨方,並且不再對該產品實施繼續管理和控制,與交易相關的經濟利益能夠流入本集團,相關的收入和成本能夠可靠計量時確認銷售收入的實現。

(b) ***其他收入按下列基礎確認:***

利息收入按存款及委託貸款的存續期間和合同或協議規定的利率計算確認。

補貼收入於收到有關收入時確認。

經營租賃收入採用直線法在租賃期內確認。

(21) 經營租賃

與資產所有權有關的全部風險與報酬實質上未轉移至承租方的租賃為經營租賃。

經營租賃的租賃費用在租賃期內按直線法確認為期間費用。

(22) 所得稅的會計處理方法

本集團對所得稅費用的會計處理採用納稅影響會計法。遞延稅款按債務法根據時間性差異計算。時間性差異為因有關稅收法規與會計制度在確認收入、費用或損益時的時間不同而產生的應納稅所得額差異。時間性差異按現行適用的稅率對累計產生的所得稅影響金額進行調整。

時間性差異能在近期轉回且預計有足夠的應納稅所得額可以抵減時,確認產生的遞延稅款借項。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

二、 主要會計政策、會計估計和合併會計報表的編制方法 *(續)*

(23) 合併會計報表的編制方法

合併會計報表的範圍包括本公司及納入合併範圍的子公司。合併會計報表系根據中華人民共和國財政部財會字(1995) 11號文《關於印發〈合併會計報表暫行規定〉的通知》、《企業會計制度》及相關規定編制。

從取得子公司的實際控制權之日起，本公司開始將其相應期間的收入、成本、利潤予以合併；從喪失實際控制權之日起停止合併。集團內所有重大往來餘額、交易及未實現利潤已在合併會計報表編制時予以抵銷。納入合併範圍的子公司的所有者權益中不屬於本集團所擁有的部分作為少數股東權益在合併報表中單獨列示。

當納入合併範圍的子公司與本公司採用的會計政策不一致，且由此產生的差異對合併報表影響較大時，按本公司執行的會計政策予以調整。

三、 稅項

本集團適用的主要稅種及其稅率列示如下：

稅種	稅率	計稅基礎	
企業及地方所得稅	15 — 33%	應納稅所得額	
增值稅	17%	啤酒產品，按應納稅銷售額的17% 扣除當期允許抵扣的進項稅後的餘額計繳	
消費稅	不適用	**啤酒產品售價**	**單位消費稅**
		人民幣3,000元／噸以上	人民幣250元／噸
		人民幣3,000元／噸以下	人民幣220元／噸

(a) 企業及地方所得稅

	二零零六年度	二零零五年度
中國企業及地方所得稅*(1)*	**225,834,195**	205,135,720
香港利得稅*(2)*	**3,161,225**	1,328,957
遞延稅款資產確認*(3)*	**(49,423,346)**	(17,600,000)
	179,572,074	188,864,677

(1) 中國企業及地方所得稅

根據國家稅務總局在一九九四年四月十八日發出的批文，自本公司成立日起及在新的企業所得稅法有特別說明之前，本公司的所得稅暫按15%的稅率徵收，直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的確認，延長這項稅務優惠直至另行通知。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

三、 稅項(續)

(a) 企業及地方所得稅(續)

(1) 中國企業及地方所得稅(續)

青島啤酒(郴州)有限公司(「郴州公司」)及青島啤酒(廈門)有限公司(「廈門公司」)被確認為外商投資企業，可自彌補以前年度累計虧損後的首個獲利年度起，享受兩免三減半的稅收優惠政策。本年度為郴州公司的第五個獲利年度以及廈門公司的第三個獲利年度，因此本年度郴州公司及廈門公司分別按16.5%及7.5%計算繳納所得稅。

深圳市青島啤酒華南營銷有限公司(「深銷售」)、深圳市青島啤酒華南投資有限公司(「華南投資」)、深圳青島啤酒朝日有限公司(「深朝日」)、青島啤酒(珠海)有限公司(「珠海公司」)及廈門青島啤酒東南營銷有限公司(「東南營銷公司」)因分別設立於深圳、珠海及廈門經濟特區，按有關稅法以15%計算繳納所得稅。

本集團內其他於中國成立及營運的子公司的企業所得稅按應納稅所得額的33%計算繳納。

請另見附註十資產負債表日後事項有關說明。

(2) 香港利得稅

香港利得稅乃根據本期間估計的應納稅所得額按17.5%之稅率計算繳納。

(3) 遞延稅款資產

遞延稅款資產變動如下：

	資產減值準備	其他時間性差異	合計
二零零五年十二月三十一日	—	17,600,000	17,600,000
本年增加	9,394,970	40,028,376	49,423,346
二零零六年十二月三十一日	9,394,970	57,628,376	67,023,346

考慮到部分子公司仍處於虧損狀態，因此部分遞延稅款資產的變現性具有較大的不確定性，本集團未對於二零零七年至二零一一年內按稅法規定可抵扣應納稅所得額的累計虧損而產生的遞延稅款約495,299,000元(二零零五年：458,222,000元)予以確認。此外，由於對應收款項、存貨及固定資產計提資產減值準備而產生的遞延稅款資產因部分子公司仍處於虧損狀態，該等遞延稅項資產的變現性具有較大的不確定性，因此，本集團未對該等遞延稅款約258,607,000元(二零零五年：178,745,000元)予以確認。

請另見附註十資產負債表日後事項有關說明。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

三、 稅項 *(續)*

(b) 增值稅

根據《中華人民共和國增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，出口產品銷售採用「免、抵、退」辦法，退稅率為13%。購買原材料及半成品等支付的進項增值稅可抵扣銷項增值稅。增值稅應納稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

(c) 消費稅

本集團生產、委託加工或進口的啤酒，須繳納消費稅，其中每噸啤酒出廠價格(含包裝物及包裝物押金)在3,000元以上的，單位消費稅額為每噸250元，其他啤酒按每噸220元繳納消費稅。

四、 子公司及聯營公司

納入合併範圍的主要子公司

被投資單位名稱	註冊地點	註冊資本 *(萬元)*	經營範圍	本集團對其投資額 *(人民幣)*	本公司持有權益比例(%) 直接	間接
深圳市青島啤酒華南投資有限公司(「華南投資」) *(b(i))*	中國深圳	人民幣20,000	投資	190,000,000	95%	—
青島啤酒(珠海)有限公司(「珠海公司」)	中國珠海	人民幣6,000	國內啤酒生產及銷售	61,272,851	—	74.72%
青島啤酒(三水)有限公司(「三水公司」)	中國三水	人民幣4,134	國內啤酒生產及銷售	54,408,671	—	71.25%
青島啤酒(郴州)有限公司(「郴州公司」) *(b(x))*	中國郴州	人民幣7,000	國內啤酒生產及銷售	62,601,208	88.80%	—
青島啤酒(黃石)有限公司(「黃石公司」)	中國黃石	人民幣500	國內啤酒生產及銷售	12,536,286	—	90.25%
青島啤酒(應城)有限公司(「應城公司」)	中國應城	人民幣500	國內啤酒生產及銷售	9,735,846	—	90.25%
深圳青島啤酒朝日有限公司	中國深圳	美元3,000	啤酒生產及銷售	126,746,680	51%	—
深圳市青島啤酒華南營銷有限公司(「華南營銷」) *(b(i))*	中國深圳	人民幣2,000	國內啤酒貿易	19,000,000	95%	—
南寧青島啤酒有限公司(「南寧公司」)	中國南寧	人民幣73,000	國內生產及銷售啤酒	276,336,000	—	71.25%
青島啤酒(長沙)有限公司(「長沙公司」)	中國長沙	人民幣6,800	國內啤酒生產及銷售	66,980,000	70%	28.50%
青島啤酒華東控股有限公司	中國上海	人民幣10,000	投資	95,035,102	95%	—
青島啤酒華東上海銷售有限公司	中國上海	人民幣300	國內啤酒貿易	2,565,000	—	94.05%
青島啤酒華東南京銷售有限公司	中國南京	人民幣100	國內啤酒貿易	665,000	—	93.88%
青島啤酒(上海)有限公司	中國上海	人民幣5,000	國內啤酒生產及銷售	45,235,152	—	90.25%
青島啤酒(蕪湖)有限公司	中國蕪湖	人民幣2,000	國內啤酒生產及銷售	19,181,422	—	85.50%
青島啤酒(馬鞍山)有限公司(「馬鞍山公司」)	中國馬鞍山	人民幣500	國內啤酒生產及銷售	6,191,339	—	90.25%
青島啤酒上海松江有限公司(「松江公司」)	中國上海	美元3,664	國內啤酒生產及銷售	287,233,335	75%	—
青島啤酒(蘇州)有限公司	中國太倉	人民幣500	國內啤酒生產及貿易	4,895,000	10%	85.50%
青島啤酒華東杭州銷售有限公司	中國杭州	人民幣100	國內啤酒貿易	855,000	—	94.05%
青島啤酒華東蘇州銷售有限公司	中國蘇州	人民幣300	國內啤酒貿易	1,710,000	—	76.00%
青島啤酒(壽光)有限公司(「壽光公司」)	中國壽光	人民幣6,061	國內啤酒生產及銷售	60,748,122	99%	—
青島啤酒(濰坊)有限公司(「濰坊公司」) *(b(vii))*	中國濰坊	人民幣500	國內啤酒生產及銷售	7,372,131	—	69.83%
青島啤酒第三有限公司(「第三公司」)	中國平度	人民幣1,000	國內啤酒生產及銷售	9,836,412	95%	—
青島啤酒(徐州)淮海營銷有限公司(「淮海營銷公司」) *(a(i)(c(vi))*	中國徐州	人民幣5,500	國內啤酒貿易	55,000,000	100%	—
青島啤酒(徐州)有限公司(「徐州公司」) *(b(vi))*	中國沛縣	人民幣3,934	國內啤酒生產及銷售	27,462,801	—	66%

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

四、 子公司及聯營公司 *(續)*

納入合併範圍的主要子公司 *(續)*

被投資單位名稱	註冊地點	註冊資本 *(萬元)*	經營範圍	本集團對其投資額 *(人民幣)*	本公司持有權益比例(%) *直接*	*間接*
青島啤酒(徐州彭城)有限公司(「彭城公司」) *(b(vi))*	中國彭城	人民幣500	國內啤酒生產及銷售	20,744,001	—	90%
青島啤酒(薛城)有限公司(「薛城公司」) *(b(vi))*	中國薛城	人民幣4,500	國內啤酒生產及銷售	41,452,447	—	85%
青島啤酒(滕州)有限公司(「滕州公司」) *(b(vi))*	中國滕州	人民幣1,500	國內啤酒生產及銷售	18,547,503	—	95%
青島啤酒(菏澤)有限公司(「菏澤公司」) *(b(vi))*	中國菏澤	人民幣1,000	國內啤酒生產及銷售	16,998,522	—	90%
青島啤酒(宿遷)有限公司(「宿遷公司」) *(b(vi))*	中國宿遷	人民幣1,000	國內啤酒生產及貿易	12,193,668	—	95%
青島啤酒(台兒莊)麥芽有限公司	中國台兒莊	人民幣500	國內麥芽製造及貿易	5,854,522	—	86.20%
北京青島啤酒三環有限公司(「三環公司」)	中國北京	美元2,890	國內啤酒生產及貿易	37,561,561	29%	25%
北京五星青島啤酒有限公司(「五星公司」)	中國北京	人民幣86,200	國內啤酒生產及銷售	112,304,883	37.64%	25%
青島啤酒(廊坊)有限公司	中國廊坊	人民幣2,000	國內啤酒生產及銷售	14,460,000	—	72.30%
青島啤酒西安有限責任公司(「西安公司」) *(c(i))*	中國西安	人民幣22,220	國內啤酒生產及銷售	172,905,951	76.10%	—
青島啤酒渭南有限責任公司(「渭南公司」)	中國渭南	人民幣5,000	國內啤酒生產及銷售	14,420,490	28%	54.79%
青島啤酒(甘肅)農墾股份有限公司(「甘肅農墾」) *(b(v))*	中國蘭州	人民幣17,442	國內啤酒生產及銷售	65,010,000	—	42.24%
青島啤酒武威有限責任公司	中國蘭州	人民幣3,610	國內啤酒生產及銷售	19,775,580	—	42.12%
青島啤酒漢斯寶雞有限公司(「漢斯寶雞公司」) *(a(ii))*	中國寶雞	人民幣3000	國內啤酒生產及銷售	30,000,000	—	78.78%
青島啤酒(鞍山)有限公司	中國鞍山	人民幣5,000	國內啤酒生產及銷售	30,000,000	60%	—
青島啤酒(興凱湖)有限公司(「興凱湖公司」)	中國雞西	人民幣2,000	國內啤酒生產及銷售	48,826,291	95%	—
青島啤酒(密山)有限公司	中國密山	人民幣2,000	國內啤酒生產及銷售	19,000,000	95%	—
青島啤酒(哈爾濱)有限公司	中國哈爾濱	人民幣2,200	國內啤酒生產及銷售	82,770,378	95%	—
青島啤酒(蓬萊)有限公司	中國蓬萊	人民幣3,750	國內啤酒生產及銷售	30,000,000	80%	—
青島啤酒(榮成)有限公司(「榮成公司」)	中國榮成	人民幣2,000	國內啤酒生產及銷售	65,103,434	70%	—
青島啤酒進出口有限責任公司	中國青島	人民幣1,100	進出口啤酒貿易	10,750,000	97.73%	—
青島啤酒(第五)有限公司(「第五公司」)	中國青島	人民幣3,461	國內啤酒生產及銷售	37,625,391	93.79%	—
青島啤酒開發有限公司	中國青島	人民幣132	國內啤酒貿易	1,320,000	100%	—
青島啤酒魯中(日照)營銷有限公司(「魯中營銷公司」) *(b(ii))(c(iv))*	中國日照	人民幣5,500	國內啤酒貿易	55,000,000	95%	4.75%
青島啤酒(平原)有限公司(「平原公司」) *(b(vii))*	中國平原	人民幣500	國內啤酒生產及銷售	18,116,959	—	89.78%
青島啤酒(日照)有限公司(「日照公司」) *(b(vii))*	中國日照	人民幣1,000	國內啤酒生產及銷售	20,392,000	—	94.76%
成都青島啤酒西南營銷有限公司(「西南營銷公司」) *(b(iii))(c(v))*	中國成都	人民幣10,000	國內啤酒貿易	100,000,000	95%	4.75%
青島啤酒(重慶)有限公司(「重慶公司」) *(b(ix))*	中國重慶	人民幣700	國內啤酒生產及銷售	6,808,575	—	94.76%
青島啤酒(瀘州)有限公司(「瀘州公司」) *(b(ix))*	中國瀘州	人民幣11,111	國內啤酒生產及銷售	105,554,500	—	94.76%
青島啤酒(台州)有限公司(「台州公司」)	中國台州	人民幣1,000	國內啤酒生產及銷售	2,592,967	—	90.25%
青島啤酒(香港)貿易有限公司(「香港公司」) *(c(ii))*	中國香港	港幣4,050	香港啤酒貿易	41,728,681	100%	—
青島啤酒(漢中)有限公司	中國漢中	人民幣2,941	國內啤酒生產及貿易	15,000,000	—	50.23%
青島啤酒(南京)有限公司	中國南京	美元500	國內啤酒生產及貿易	17,394,600	75%	—
北京青島啤酒北方銷售公司	中國北京	人民幣2,998	國內啤酒貿易	27,356,750	80%	10.84%
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	人民幣1,000	國內啤酒貿易	10,000,000	85%	14.25%
青島啤酒(嶗山)有限公司	中國青島	人民幣1,664	國內啤酒生產及貿易	16,635,592	50%	46.90%
青島啤酒(滕州)淮海銷售有限公司 *(e)*	中國滕州	人民幣50	國內啤酒貿易	500,000	—	90.00%
青島啤酒(隨州)有限公司	中國隨州	人民幣2,400	國內啤酒生產及銷售	9,000,000	—	85.50%

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

四、 子公司及聯營公司 *(續)*

納入合併範圍的主要子公司 *(續)*

被投資單位名稱	註冊地點	註冊資本 (萬元)	經營範圍	本集團對其投資額 (人民幣)	本公司持有權益比例(%) 直接	間接
青島翔宏商務有限公司(「翔宏商務」)	中國青島	人民幣600	汽車租賃	5,700,000	95%	—
郴州市青島啤酒銷售有限公司	中國郴州	人民幣100	國內啤酒貿易	469,680	—	94.69%
青島啤酒(廈門)有限公司(「廈門公司」) *(b(viii))*	中國廈門	人民幣9,000	國內啤酒生產及銷售	90,000,000	—	99.81%
廈門青島啤酒東南營銷有限公司(「東南營銷公司」) *(b(iv))(c(iii))*	中國廈門	人民幣11,000	國內啤酒貿易	110,000,000	95%	4.75%
青島啤酒(福州)有限公司(「福州公司」) *(b(viii))*	中國福州	美元2,683	國內啤酒生產及貿易	78,344,465	—	99.81%
青島啤酒(漳州)有限公司(「漳州公司」) *(b(viii))*	中國漳州	人民幣3,888	國內啤酒生產及銷售	26,355,000	—	89.78%
青島啤酒(濟南)有限公司(「濟南公司」) *(a(iv))*	中國濟南	人民幣8,000	國內啤酒生產及銷售	80,000,000	100%	—
青島啤酒榆林有限責任公司(「榆林公司」) *(a(iii))*	中國榆林	人民幣5,500	國內啤酒生產及貿易	55,000,000	—	82.08%
青島啤酒海豐倉儲有限公司	中國青島	人民幣1,000	倉儲、加工、運輸	5,500,000	—	53.75%
徐州彭城啤酒銷售有限公司*(e)*	中國徐州	人民幣500	啤酒銷售	5,000,000	—	83.80%
青島啤酒(揚州)有限公司(「揚州公司」) *(d)*	中國揚州	人民幣500	國內啤酒生產及銷售	1,017,142	20%	—
馬鞍山市鐘山瓶箱回收有限公司	中國馬鞍山	人民幣30	廢舊啤酒包裝物回收再利用	273,750	—	90.25%
滕州天發廢舊瓶回收公司	中國滕州	人民幣30	廢舊啤酒包裝物回收再利用	300,000	—	94%
徐州沛縣興隆舊瓶回收有限公司	中國徐州	人民幣60	廢舊啤酒包裝物回收再利用	600,000	—	69.17%
揚州中升啤酒物資回收有限公司	中國揚州	人民幣100	廢舊啤酒包裝物回收再利用	162,743	—	34.05%
蓬萊舊瓶回收站	中國蓬萊	人民幣52	廢舊啤酒包裝物回收再利用	517,000	—	80%

(a) 本年度，本集團新成立的子公司情況如下：

(i) 二零零六年一月，本公司以現金8,000,000元投資設立全資擁有的淮海營銷公司。相關法律手續已辦理完畢。

(ii) 二零零六年二月，本公司之子公司西安公司與渭南公司分別通過股東會決議，同意成立漢斯寶雞公司，雙方分別出資18,000,000元和12,000,000元，持有漢斯寶雞公司股權的60%和40%。相關的法律手續已於二零零六年年內辦理完畢。

(iii) 二零零六年二月，本公司之子公司西安公司與香港公司簽訂合資經營榆林公司的合同。根據該合同，西安公司與香港公司向榆林公司分別出資41,250,000元及相當於人民幣13,750,000元的美元，分別持有其75%及25%的股權。上述法律程式已於二零零六年年內辦理完畢。

(iv) 二零零六年十月，本公司以現金80,000,000元投資設立全資擁有的濟南公司。相關法律手續已於二零零六年年內辦理完畢。

(b) 本年度，本集團股權內部轉讓情況如下：

(i) 二零零五年十二月，本公司的控股子公司華南營銷與華南投資簽訂公司合併協議，由華南營銷吸收合併華南投資，合併後華南營銷的註冊資本由20,000,000增加至220,000,000元；本公司對其持股比例不變。截至本會計報表批准報出日，相關法律手續尚未辦理完畢。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

四、 子公司及聯營公司 *(續)*

(b) *(續)*

(ii) 二零零六年四月,本公司與本公司之子公司蔚光公司、維坊公司及第三公司簽訂股權轉讓協議,由本公司及第三公司無償受讓蔚光公司和維坊公司持有的魯中營銷公司70%及30%的股權,受讓後本公司和第三公司分別持有魯中營銷公司的95%和5%的股權。上述相關法律手續已於二零零六年年內辦理完畢。

(iii) 二零零六年五月,本公司與本公司之子公司重慶公司、瀘州公司及第三公司簽訂股權轉讓協議,由本公司及第三公司無償受讓重慶公司和瀘州公司持有的西南營銷公司20%及20%的股權,受讓後本公司和第三公司分別持有西南營銷公司的95%和5%的股權。上述相關法律手續已於二零零六年年內辦理完畢。

(iv) 二零零六年二月,本公司與本公司之子公司廈門公司、漳州公司及第三公司簽訂股權轉讓協議,由本公司及第三公司無償受讓廈門公司和漳州公司持有的東南營銷公司50%及50%的股權,受讓後本公司和第三公司分別持有東南營銷公司的95%和5%的股權。上述相關法律手續已於二零零六年年內辦理完畢。

(v) 二零零五年十一月,本公司與西安公司簽訂股權轉讓協議,本公司將所持有的甘肅農墾50%的股權以人民幣50,926,294元的價格轉讓予西安公司。此外,於二零零六年六月,本公司與渭南公司簽訂協議,將本公司持有的甘肅農墾5.06%的股權以人民幣4,980,000元的價格轉讓予渭南公司。上述股權轉讓的相關法律手續已於二零零六年年內辦理完畢。

(vi) 二零零六年九月,本公司與本公司之子公司淮海營銷公司簽訂股權轉讓協議,本公司將所持有的下列子公司的股權轉讓給淮海營銷公司。上述股權轉讓的相關法律手續已於二零零六年年內辦理完畢。

被轉讓子公司	轉讓股權比例	轉讓價格
彭城公司	90%	25,177,373
宿遷公司	95%	5,977,507
徐州公司	66%	33,467,142
薛城公司	85%	—
滕州公司	95%	—
菏澤公司	90%	—

(vii) 二零零六年八月,本公司與本公司之子公司魯中營銷公司簽訂股權轉讓協議,本公司將所持有的維坊公司70%、日照公司95%和平原公司90%的股權分別以人民幣零元、人民幣46,752,153元和人民幣5,890,952元的價格轉讓給魯中營銷公司。上述股權轉讓的相關法律手續已於二零零六年年內辦理完畢。

(viii) 二零零六年十一月,本公司與本公司之子公司東南營銷公司簽訂股權轉讓協議,本公司將所持有的漳州公司90%,廈門公司75%和福州公司75%的股權分別以人民幣14,188,401元,人民幣79,264,445元和人民幣52,387,315元的價格轉讓給東南營銷公司。上述股權轉讓的相關法律手續已辦理完畢。

(ix) 二零零六年十一月,本公司與本公司之子公司西南營銷公司簽訂股權轉讓協議,本公司將所持有的瀘州公司95%和重慶公司95%的股權分別以人民幣110,518,371元和人民幣零元的價格轉讓給西南營銷公司。上述股權轉讓的相關法律手續已於二零零六年十二月辦理完畢。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

四、 子公司及聯營公司 *(續)*

(b) *(續)*

(x) 二零零一年度，本公司與華南投資簽訂股權轉讓協議，將本公司持有的郴州公司88.80%的股權轉讓予華南投資。鑒於與郴州公司股權轉讓相關的法律手續一直未全部完成，本年度本集團決定撤銷將郴州公司轉讓給華南投資的股權轉讓。

(c) 本年度，本集團對子公司增資情況如下：

(i) 根據西安公司二零零六年一月第十一次股東會議、第五屆一次董事會會議及二零零六年六月股東會議和修改後章程的規定，西安公司申請增加註冊資本65,703,022元。其中，本公司出資50,000,000元，另一股東西安工業資產經營有限公司出資15,703,022元。雙方出資方式均為貨幣。上述增資的相關法律手續已於二零零七年二月辦理完畢。

(ii) 根據二零零六年二月本公司第五屆董事會臨時會議決議的相關決定，本公司向香港公司增資港幣40,000,000元，全部以現匯出資。上述增資的所有法律程式已於二零零六年七月辦理完畢。

(iii) 根據本公司第五屆董事會第四次會議的相關決議，本公司與第三公司分別向東南營銷公司增資103,550,000元和5,450,000元。增資後，東南營銷公司的註冊資本由100萬元增加至11,000萬元。上述增資的相關法律手續已於二零零六年九月完成。

(iv) 根據本公司第五屆董事會第四次會議的相關決議，本公司與第三公司分別向魯中營銷公司增資50,350,000元和2,650,000元。增資後，魯中營銷公司的註冊資本由200萬元增加至55,000萬元。上述增資的相關法律手續已於二零零六年七月完成。

(v) 根據本公司第五屆董事會第四次會議的相關決議，本公司與第三公司分別向西南營銷公司增資93,100,000元和4,900,000元。增資後，西南營銷公司的註冊資本由200萬元增加至10,000萬元。上述增資的相關法律手續已於二零零六年十月完成。

(vi) 二零零六年八月，根據本公司第五屆董事會第四次會議的相關決議，本公司向淮海營銷公司增資47,000,000元。增資後，淮海營銷公司的註冊資本由800萬元增加至5,500萬元。上述增資的相關法律手續已於二零零六年九月完成。

(d) 根據本集團與青啤集團公司於二零零三年一月及二零零四年十二月就揚州公司的委託經營所簽訂的委託經營管理協議及其補充協議，青啤集團公司將其在揚州公司中所持80%的股權所對應的股東權利和義務全部委託本公司行使及承擔，且本公司指派之董事擁有該公司董事會半數以上的投票權，因此本公司將揚州公司納入本公司的合併報表範圍。

(e) 於年內本公司決定將青島啤酒(滕州)淮海銷售有限公司和徐州彭城啤酒銷售有限公司註銷，於二零零六年年末，相關的註銷法律手續正在辦理中。於二零零六年年末，青島啤酒(台州)銷售有限公司已經辦理完畢註銷手續。

於二零零六年十二月三十一日，本公司子公司均為有限責任公司。

於二零零六年十二月三十一日，本公司無重大未合併子公司。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

四、 子公司及聯營公司 *(續)*

(e) *(續)*

主要聯營公司

被投資單位全稱	註冊地點	企業性質	註冊資本	經營範圍	本集團對其投資額	本公司持有權益比例(%) 直接	間接
遼寧沈青青島啤酒營銷有限公司(「遼寧沈青」)	中國遼寧	有限責任公司	人民幣2,000,000	國內銷售啤酒	600,000	30%	—
青島啤酒朝日飲品有限公司(「朝日飲品」)	中國青島	有限責任公司	人民幣90,000,000	國內生產及銷售軟飲料	33,768,000	—	37.52%
青島啤酒招商物流有限公司(「招商物流」)	中國青島	有限責任公司	人民幣10,000,000	物流服務與管理	3,000,000	30%	—
青島啤酒歐洲進出口有限公司	法國	境外有限責任公司	歐元100,000	啤酒進出口銷售	584,166	40%	—

五、 合併會計報表主要項目註釋

(1) 貨幣資金

	二零零六年十二月三十一日	二零零五年十二月三十一日
現金	**845,845**	913,257
銀行存款	**1,211,996,720**	1,239,118,124
其他貨幣資金	**19,924,111**	25,829,732
	1,232,766,676	1,265,861,113

其他貨幣資金主要是本集團存入銀行的保證金。

於二零零六年十二月三十一日，貨幣資金中包括以下外幣餘額：

外幣名稱	外幣金額	匯率	折合人民幣
美元	2,015,778	7.8087	15,740,606
港元	10,010	1.0047	10,057
			15,750,663

五、 合併會計報表主要項目註釋 *(續)*

(1) 貨幣資金 *(續)*

列示於現金流量表的現金包括:

	二零零六年十二月三十一日
貨幣資金	**1,232,766,676**
減:受到限制的存款	**(19,524,111)**
原存期三個月以上的定期存款	**(4,890,000)**
二零零六年十二月三十一日現金餘額	**1,208,352,565**
減:二零零五年十二月三十一日現金餘額	**(1,245,181,086)**
現金淨減少額	**(36,828,521)**

(2) 應收票據

	二零零六年十二月三十一日	二零零五年十二月三十一日
商業承兑匯票	**10,000,000**	35,365,654
銀行承兑匯票	**34,978,970**	39,847,553
	44,978,970	75,213,207

於二零零六年十二月三十一日,以上承兑匯票均無用作質押,且均在六個月內到期。

於二零零六年十二月三十一日,無已貼現但尚未到期的商業承兑匯票。

(3) 應收賬款及長期應收款

(a) *應收賬款*

	二零零六年十二月三十一日	二零零五年十二月三十一日
應收賬款	**351,714,152**	352,899,469
減:壞賬準備	**(238,341,954)**	(247,831,389)
	113,372,198	105,068,080

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(3) 應收賬款及長期應收款 *(續)*

(a) *應收賬款 (續)*

應收賬款的賬齡及相應的壞賬準備分析如下:

	二零零六年十二月三十一日			二零零五年十二月三十一日		
賬齡	金額	比例(%)	壞賬準備	金額	比例(%)	壞賬準備
一年以內	**99,348,698**	**28.25%**	**(2,743,419)**	89,547,184	25.37%	(2,074,917)
一到二年	**8,338,073**	**2.37%**	**(4,169,037)**	33,873,660	9.60%	(31,685,446)
二到三年	**33,770,982**	**9.60%**	**(33,538,437)**	46,123,812	13.07%	(45,716,213)
三年以上	**210,256,399**	**59.78%**	**(197,891,061)**	183,354,813	51.96%	(168,354,813)
	351,714,152	**100.00%**	**(238,341,954)**	352,899,469	100.00%	(247,831,389)

於二零零六年十二月三十一日,應收賬款中無應收持有本公司5%(含5%)以上表決權股份的股東的欠款。

於二零零六年十二月三十一日,應收賬款前五名債務人欠款金額合計約為116,251,000元(二零零五年:117,035,000元),佔應收賬款總額的29.48%(二零零五年:30.84%)。

(b) *長期應收款*

於二零零一年度,本集團與青島世紀新科啤酒開發有限公司(「世紀新科」)及本集團的關聯公司 — 青島啤酒(廣州)總經銷有限公司(合稱「欠款人」)就合計105,000,000元的應收賬款(「欠款」)達成還款協議。根據有關協議,欠款人將於二零零二年一月一日起按8年分期歸還此項欠款。同時,本集團的關聯公司 — 青啤集團公司對欠款提供了擔保。截至二零零六年十二月三十一日止,本集團已累計收回欠款約47,439,000元(二零零五年:42,439,000元),並對欠款計提了33,859,880元的壞賬準備。二零零七年初,世紀新科決定不再從事啤酒業務。其股東已同意以世紀新科的淨資產抵沖對本集團剩餘債務,並引入新經銷商以承接經銷權及相關還款業務。本公司管理層已根據上述安排重新評估了應收賬款的可回收性並相應在二零零六年度會計報表計提壞賬準備。鑒於本集團與世紀新科的原協議已終止,本集團亦同意青啤酒集團公司終止其在該協議下之擔保義務。

(4) 其他應收款

	二零零六年十二月三十一日	二零零五年十二月三十一日
其他應收款	**250,691,016**	259,689,477
減:壞賬準備	**(71,463,819)**	(67,791,459)
	179,227,197	191,898,018

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(4) 其他應收款 *(續)*

其他應收款的賬齡及相應的壞賬準備分析如下：

賬齡	二零零六年十二月三十一日 金額	比例(%)	壞賬準備	二零零五年十二月三十一日 金額	比例(%)	壞賬準備
一年以內	**149,239,170**	**59.53%**	**(193,000)**	154,473,982	59.48%	(968,620)
一到二年	**20,596,931**	**8.21%**	**(3,293,180)**	32,602,201	12.55%	(2,975,277)
二到三年	**15,611,701**	**6.23%**	**(3,028,192)**	16,731,166	6.44%	(10,212,420)
三年以上	**65,243,214**	**26.03%**	**(64,949,447)**	55,882,128	21.53%	(53,635,142)
	250,691,016	**100.00%**	**(71,463,819)**	259,689,477	100.00%	(67,791,459)

於二零零六年十二月三十一日，其他應收款中無應收持有本公司5%(含5%)以上表決權股份的股東的欠款。本集團於二零零六年度核銷了確定不能回收的其他應收款合計約778,000元。

於二零零六年十二月三十一日，其他應收款前五名債務人的欠款金額合計為36,168,000元(二零零五年：28,717,000元)，佔其他應收款總額的14.43%(二零零五年：11.06%)。

(5) 預付賬款

賬齡	二零零六年十二月三十一日 金額	比例(%)	二零零五年十二月三十一日 金額	比例(%)
1年以內	**233,722,199**	**99.23%**	121,904,653	98.75%
1到2年	**862,991**	**0.36%**	534,420	0.43%
2到3年	**13,246**	**0.01%**	19,053	0.02%
3年以上	**936,811**	**0.40%**	987,823	0.80%
	235,535,247	**100.00%**	123,445,949	100.00%

於二零零六年十二月三十一日，預付賬款餘額中無持有本公司5%(含5%)以上表決權股份的股東的欠款。

本集團預付賬款中賬齡超過一年的款項主要為購買商品或設備支付的定金。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋(續)

(6) 存貨

	二零零五年十二月三十一日	本年增加	本年減少	二零零六年十二月三十一日
成本				
原材料	421,539,668			**677,619,902**
包裝物	542,884,400			**548,467,920**
低值易耗品	193,077,754			**121,991,656**
委託加工物資	12,668,041			**8,351,487**
在產品	177,770,174			**198,505,968**
產成品	128,873,210			**139,069,527**
	1,476,813,247			**1,694,006,460**
存貨跌價準備				
原材料	(8,255,050)	(2,487,310)	2,431,655	**(8,310,705)**
包裝物	(40,607,041)	(21,230,783)	19,432,438	**(42,405,386)**
產成品	(7,476,852)	(497,393)	6,003,314	**(1,970,931)**
	(56,338,943)	(24,215,486)	27,867,407	**(52,687,022)**
	1,420,474,304			**1,641,319,438**

由於存貨遭受損毀、全部或部分陳舊過時或銷售價格低於成本等原因，使存貨成本高於可變現淨值的，按可變現淨值低於存貨成本部分提取存貨跌價準備。

二零零六年度，本集團確認為成本及費用的存貨成本約為6,989,226,000元(二零零五年度：約5,968,000,000元)。

(7) 待攤費用

	二零零五年十二月三十一日	本年增加	本年攤銷	二零零六年十二月三十一日	年末結存原因
保險費	8,203,396	18,559,247	(25,751,187)	**1,011,456**	尚未攤銷完畢
廣告費	92,965	3,584,156	(3,677,121)	**—**	
房屋租賃費	1,146,204	7,268,311	(8,414,515)	**—**	
其他	2,485,875	33,671,013	(36,127,777)	**29,111**	尚未攤銷完畢
	11,928,440	63,082,727	(73,970,600)	**1,040,567**	

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(8) 長期股權投資

	二零零五年十二月三十一日	本年變動	二零零六年十二月三十一日
長期股權投資			
聯營企業*(a)*	24,256,459	(3,220,263)	**21,036,196**
合併價差*(b)*	50,251,191	(98,527,923)	**(48,276,732)**
其他股權投資*(c)*	24,409,533	(8,752,691)	**15,656,842**
	98,917,183	(110,500,877)	**(11,583,694)**
長期股權投資減值準備*(c)*	(17,927,218)	7,000,000	**(10,927,218)**
	80,989,965	(103,500,877)	**(22,510,912)**

本集團的長期投資不存在變現及收益匯回的重大限制。

(a) ***聯營企業***

	佔被投資公司註冊資本比例 二零零五年十二月三十一日	佔被投資公司註冊資本比例 二零零六年十二月三十一日	初始投資	追加投資／(出售權益)	累計權益變動數	二零零五年十二月三十一日	本年追加投資／(出售投資)	本年權益增／(減)額	二零零六年十二月三十一日
青華國際*	50%	—	2,077,625	(2,077,625)	—	2,077,625	(2,077,625)	—	—
遼寧沈青	30%	**30%**	600,000	—	396,426	791,413	—	205,013	**996,426**
朝日飲品	37.52%	**37.52%**	36,000,000	—	(25,558,577)	15,117,794	—	(4,676,371)	**10,441,423**
招商物流	30%	**30%**	1,500,000	1,500,000	3,243,336	4,357,509	—	1,885,827	**6,243,336**
歐洲公司	40%	**40%**	—	584,166	865,951	—	584,166	865,951	**1,450,117**
其他	不適用	**不適用**	1,822,046	(7,224)	90,072	1,912,118	(7,224)	—	**1,904,894**
			41,999,671	(683)	(20,962,792)	24,256,459	(1,500,683)	(1,719,580)	**21,036,196**

* 本公司於二零零六年八月十一日與青華國際另一股東簽訂股權轉讓協議，本公司將持有的50%的權益以1,000加元轉讓給該股東。股權轉讓後青華國際仍將繼續作為本集團產品之代理商。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(8) 長期股權投資 *(續)*

(b) *合併價差*

	二零零五年十二月三十一日	本年其他調整	本年攤銷	減值準備	二零零六年十二月三十一日	原始金額	攤銷期限	累計攤銷	累計減值準備
南寧公司*(i)*	105,990,033	—	(11,707,009)	(94,283,024)	—	116,680,359	10年	(22,397,335)	(94,283,024)
甘肅農墾	1,309,831	—	(1,309,831)	—	—	46,545,278	10年	(9,013,893)	(37,531,385)
三環公司*(i)*	19,980,299	1,204,937	2,368,261	(23,553,497)	—	50,490,501	10年	(20,817,119)	(29,673,382)
福州公司	39,891,458	—	(6,419,277)	—	33,472,181	64,192,777	10年	(30,720,596)	—
漳州公司	13,714,922	—	(1,566,991)	—	12,147,931	15,669,911	10年	(3,521,980)	—
廈門公司	5,822,625	1,712,537	(685,014)	—	6,850,148	8,562,685	10年	(1,712,537)	—
閩州公司	—	—	—	—	—	5,620,466	10年	(2,295,024)	(3,325,442)
松江公司	(65,536,640)	—	13,348,333	—	(52,188,307)	(133,483,335)	10年	81,295,028	—
五星公司	(29,087,848)	—	5,453,972	—	(23,633,876)	(54,539,713)	10年	30,905,837	—
興凱湖公司	(4,631,309)	—	2,943,229	—	(1,688,080)	(29,432,291)	10年	27,744,211	—
三水公司	(3,446,886)	—	607,036	—	(2,839,850)	(6,070,368)	10年	3,230,518	—
台州公司	(3,371,685)	—	947,524	—	(2,424,161)	(9,475,249)	10年	7,051,088	—
平原公司	(2,220,496)	—	2,220,496	—	—	(13,611,443)	10年	13,611,443	—
上海公司	(1,830,626)	—	673,892	—	(1,156,734)	(6,738,922)	10年	5,582,188	—
馬鞍山公司	(1,908,858)	—	626,497	—	(1,282,361)	(6,264,970)	10年	4,982,609	—
其他子公司	(24,423,629)	(2,910,598)	11,800,604	—	(15,533,623)	(77,245,734)	10年	61,712,111	—
	50,251,191	6,876	19,301,722	(117,836,521)	(48,276,732)	(29,100,048)		145,636,549	(164,813,233)

(i) 本集團於本年度對可能存在資產減值的子公司就其可回收價值由專業評估機構及/或管理層按預計未來現金流量的現值進行評估,並根據評估結果計提了相應的股權投資差額減值準備(附註五(31))。

(c) *其他股權投資*

被投資公司名稱	投資金額	佔被投資公司註冊資本比例	長期股權投資減值準備
天津市青島啤酒銷售有限公司***	4,884,300	60%	(4,884,300)
廣西北海房地產有限公司	3,610,000	—	(3,610,000)
青島瀛灡俱樂部	3,985,261	25%	—
其他	3,177,281	不適用	(2,432,918)
	15,656,842		(10,927,218)

本年度本集團原持有17.5%股權的上海國際名酒發展公司清算完畢。本集團將賬面對其長期投資成本及長期投資減值準備各7,000,000同時核銷。

*** 本集團無權決定或重大影響天津聯營公司的財務和經營決策,故以成本值入帳。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋(續)

(9) 固定資產及累計折舊

	土地使用權、房屋及建築物	機器設備	運輸工具	其他設備	合計
原價					
二零零五年十二月三十一日	3,171,556,430	6,474,306,091	392,846,148	288,277,396	10,326,986,065
在建工程轉入	31,117,176	195,097,151	883,203	1,942,499	229,040,029
本年其他增加(a)	46,733,765	100,314,428	20,266,109	23,734,125	191,048,427
本年減少	(11,738,378)	(73,631,184)	(22,566,629)	(11,130,661)	(119,066,852)
二零零六年十二月三十一日	**3,237,668,993**	**6,696,086,486**	**391,428,831**	**302,823,359**	**10,628,007,669**
累計折舊					
二零零五年十二月三十一日	905,815,413	3,350,332,707	205,590,404	186,919,311	4,648,657,835
本年計提	78,921,918	383,593,818	32,845,885	38,382,312	533,743,933
本年減少	(1,566,802)	(49,610,244)	(15,453,556)	(9,932,105)	(76,562,707)
二零零六年十二月三十一日	**983,170,529**	**3,684,316,281**	**222,982,733**	**215,369,518**	**5,105,839,061**
減值準備					
二零零五年十二月三十一日	12,876,678	241,172,862	20,361,238	—	274,410,778
本年增加(b)	33,494,291	142,027,640	4,686,473	—	180,208,404
本年減少	(13,890)	(10,773,778)	(2,122,827)	—	(12,910,495)
二零零六年十二月三十一日	**46,357,079**	**372,426,724**	**22,924,884**	**—**	**441,708,687**
淨額					
二零零六年十二月三十一日	**2,208,141,385**	**2,639,343,481**	**145,521,214**	**87,453,841**	**5,080,459,921**
二零零五年十二月三十一日	**2,252,864,339**	**2,882,800,522**	**166,894,506**	**101,358,085**	**5,403,917,452**

於二零零六年十二月三十一日，淨值約為人民幣35,800,000元的機器設備作為16,000,000元借款的抵押物(二零零五年：淨值約為12,500,000元的機器設備作為10,000,000元借款的抵押物)。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(9) 固定資產及累計折舊

於二零零六年十二月三十一日，本集團有淨值約296,443,000元(二零零五年：310,204,000元)的房屋建築物的房屋所有權證尚待辦理。經參考法律顧問意見後，本公司董事認為，辦理該等房屋所有權證應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提固定資產減值準備。此外，本集團部分房屋建築物乃坐落於地方政府劃撥土地上，詳情請參閱附註五(11)。

於年末計有原值約為人民幣5,045,000元的固定資產待清理或處置，其淨值(減計提的減值準備後)約為人民幣186,000元。

(a) 本年其他增加中包括本集團一子公司於本年度向一家第三方啤酒廠(「出售方」)購買的部分啤酒生產設備及相關固定資產，購買價約為人民幣1.23億，後出售方通知本集團，出售方的主要債權人之一出於保護其債權目的而提出債務重組的建議，可能需要本集團之參與。截至本報告批准報出日，該子公司與出售方正與該債權人進行商討，董事會經評估後認為最終商討結果不會對本集團造成重大不利的財務影響。

(b) 本集團於二零零六年中對有減值跡象的固定資產由專業評估機構及／或管理層進行了減值測試，並計提了相應減值準備。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(10) 在建工程

工程名稱	預算數	二零零五年十二月三十一日	本年增加	本年轉入固定資產	本年其他減少	二零零六年十二月三十一日	資金來源	工程投入佔預算的比例
一廠生產線改造	46,719,498	5,160,157	30,274,136	(35,421,197)	—	13,096	自有資金	76%
二廠生產線改造	149,940,131	31,958,738	67,496,741	(38,717,394)	—	60,738,085	自有資金	66%
本部小型機安裝	5,640,411	—	5,640,411	—	—	5,640,411	自有資金	100%
三廠土地使用權*(i)*	—	17,441,647	—	—	(17,441,647)	—	自有資金	不適用
麥芽廠生產線改造	8,925,337	2,142,134	6,092,638	(6,658,417)	(16,561)	1,559,794	自有資金	92%
母公司合計		**56,702,676**	**109,503,926**	**(80,797,008)**	**(17,458,208)**	**67,951,386**		
西安公司生產線改造	263,566,732	33,036,630	165,967,719	(100,089,507)	(1,822,792)	97,092,050	自有資金	75%
農墾公司生產線改造	28,689,798	16,260,601	11,340,912	(14,565,080)	(1,022,590)	12,013,843	自有資金	93%
榮成公司生產線改造	90,000	—	60,000	—	—	60,000	自有資金	67%
日照公司生產線改造	260,000,000	279,000	202,612	(202,612)	—	279,000	自有資金	0.19%
三水公司生產線改造	2,612,000	153,219	2,291,836	(1,626,087)	(7,680)	811,288	自有資金	93%
滕州公司生產線改造	900,000	—	892,110	(892,110)	—	—	自有資金	99%
珠海公司生產線改造	6,500,000	55,760	5,028,112	—	(61,840)	5,022,032	自有資金	77%
第五公司生產線改造	3,377,375	196,344	1,169,891	(175,944)	(179,870)	1,010,421	自有資金	35%
第三公司生產線改造	600,000	306,437	329,746	(633,434)	(2,749)	—	自有資金	106%
徐州公司生產線改造	1,000,000	331,740	569,497	(492,607)	(204,315)	204,315	自有資金	70%
濰坊公司生產線改造	5,110,000	918,654	2,735,402	(1,646,604)	—	2,007,452	自有資金	72%
壽光公司生產線改造	24,280,000	71,400	10,405,408	(1,596,572)	—	8,880,236	自有資金	43%
三環公司生產線改造	12,740,000	1,153,062	15,415,748	(9,314,556)	(7,254,254)	—	自有資金	73%
五星公司生產線改造	2,450,000	117,525	1,114,400	(995,323)	(236,602)	—	自有資金	41%
深朝日生產線改造	5,656,900	270,524	2,714,440	(1,065,000)	—	1,919,964	自有資金	53%
潮州公司生產線改造	4,052,300	1,466,937	1,907,709	(2,690,646)	—	684,000	自有資金	83%
廈門公司生產線改造	13,872,000	602,120	12,322,515	(4,383,712)	(6,741,143)	1,799,780	自有資金	45%
松江公司生產線改造	75,290,700	—	12,807,391	(2,035,796)	—	10,771,595	自有資金	17%
深銷售辦公樓購置	20,535,669	—	20,535,669	—	(659,640)	19,876,029	自有資金	97%
漳州公司生產線改造	2,401,104	145,145	4,010,767	(1,304,635)	(1,175,571)	1,675,706	自有資金	124%
彭城公司生產線改造	155,698,800	—	1,858,804	—	—	1,858,804	自有資金	1%
台州公司生產線改造	300,000	28,500	211,691	(240,191)	—	—	自有資金	80%
其他	5,593,800	903,444	4,479,281	(4,292,605)	(603,216)	486,904	自有資金	不適用
子公司合計		**56,297,042**	**278,371,660**	**(148,243,021)**	**(19,972,262)**	**166,453,419**		
		112,999,718	387,875,586	(229,040,039)	(37,430,470)	234,404,805		
減：在建工程減值準備		(1,115,133)	—	—	—	(1,115,133)		
		111,884,585	**387,875,586**	**(229,040,029)**	**(37,430,470)**	**233,289,672**		

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(10) 在建工程 *(續)*

二零零六年度無利息資本化金額(二零零五年度：無)。

(i) 該塊土地已因政府城市規劃的需要被青島市政府收回，青島市政府承諾置換另一塊土地給本集團。截至二零零六年十二月三十一日，新的土地尚未撥付。本集團已於本年度將該項土地使用權成本轉入無形資產及其他資產-預付土地款。

(11) 無形資產

	原始金額	二零零五年十二月三十一日	本年增加	本年減少	本年攤銷	二零零六年十二月三十一日	累計攤銷額	剩餘攤銷期限	取得方式
土地使用權	804,790,139	626,930.467	40,875,373	(1.875.848)	(21.452.608)	644.477 384	(160,312,755)	40-50年	購入及兼並控股子公司
商標使用權	160,898,196	88,870,380	2,278,500	—	(5,421,036)	85.727.844	(75,170,352)	2-30年	股東投入及兼並控股子公司
專有技術	68,368,199	6,186,856	—	—	(1.862,910)	4,323,946	(64,044,253)	3-4年	少數股東投入
其他	42,781,149	28,407,626	4,136,229	—	(2,607,139)	29,936,716	(12,844,433)	0-7年	購入及兼並控股子公司
	1,076,837,683	750,395,329	47,290,102	(1,875,848)	(31,343,693)	764,465,890	(312,371,793)		
減：無形資產減值準備		—	(14.789,627)	—	—	(14.789,627)			
		750,395,329				749,675,263			

於二零零六年十二月三十一日，本集團有淨值約423,000元(二零零五年：451,000元)的土地的相關土地使用權證尚待辦理。經參考法律顧問意見後，本公司董事認為，辦理該等土地使用權證應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

此外，於二零零六年十二月三十一日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部分有關地方政府已承諾辦理該等土地出讓手續。在該等土地上的房屋建築物淨值合計約97,945,000元(二零零五年：100,607,000元)。本公司董事認為，上述安排對本集團的正常營運並不構成重大影響，本集團亦無須對該等土地支付額外的土地出讓金。本集團正在辦理將該等劃撥土地使用權轉為出讓土地的手續。

本年度，本公司對存在減值準備現象的商標使用權計提了約14,790,000元的無形資產減值準備。除此之外，本公司董事認為，於二零零六年十二月三十一日，上述其他無形資產無重大減值跡象。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋*(續)*

(12) 長期待攤費用

	原始發生額	二零零五年十二月三十一日	本年增加	本年攤銷	二零零六年十二月三十一日	累計攤銷額	剩餘攤銷期限(年)
公司本部廣告費用	3,000,000	1,625,000	—	(300,000)	1,325,000	(1,675,000)	4.4年
西安公司綠化費用	3,318,007	977,888	790,441	(458,244)	1,310,085	(2,007,922)	1-3年
進出口公司場地租賃費	1,977,047	790,818	—	(395,409)	395,409	(1,581,638)	1年
北京五星農場佔地費	3,000,000	—	3,000,000	(120,000)	2,880,000	(120,000)	18年
其他	3,506,613	915,679	515,970	(416,268)	1,015,381	(2,491,232)	0-9年
	14,801,667	**4,309,385**	**4,306,411**	**(1,689,921)**	**6,925,875**	**(7,875,792)**	

(13) 短期借款

	二零零六年十二月三十一日	二零零五年十二月三十一日
擔保借款		
— 抵押*(a)*	**16,000,000**	10,000,000
— 保證*(b)*	**1,000,000**	87,000,000
信用借款 *(附註七(6)(g))*	**582,745,254**	852,171,250
	599,745,254	949,171,250

於二零零六年十二月三十一日，

(a) 銀行抵押借款16,000,000元(二零零五年：10,000,000元)由淨值約為35,800,000元的機器設備(二零零五年：淨值約為12,500,000元的機器設備)作為抵押物。

(b) 銀行保證借款1,000,000元(二零零五年：87,000,000元)由本公司為子公司提供保證。

二零零六年度短期借款的年利率為2%至6.24%不等(二零零五年度：2%至5.58%)。

上述短期借款中包括外幣借款餘額約合人民幣431,637,000元(外幣原幣約美元50,000,000元及港幣41,010,000元)。

由於本集團借款主要是短期銀行借款，故本集團於二零零六年十二月三十一日出現淨流動負債約184,332,000元(二零零五年：660,508,000元)。本公司董事有信心本集團有充足的經營活動淨現金流入和可令大部分短期銀行借款於到期時作出展期或以新融資來源取代有關的短期借款。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(14) 應付票據

	二零零六年 十二月三十一日	二零零五年 十二月三十一日
商業承兌匯票	**180,673,201**	106,862,384
銀行承兌匯票	**69,443,717**	238,981,794
	250,116,918	345,844,178

上述承兌匯票均將於六個月內到期，於年末約人民幣6,850,000元的銀行承兌匯票，約人民幣104,000,000元的商業承兌匯票由本公司為子公司提供保證。

(15) 應付賬款

於二零零六年十二月三十一日，應付賬款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

於二零零六年十二月三十一日，賬齡超過三年的應付賬款約9,634,000元(二零零五年：8,803,000元)，主要為收購控股子公司時承擔的負債。

(16) 預收賬款

於二零零六年十二月三十一日，預收賬款中無預收持有本公司5%(含5%)以上表決權股份的股東的款項。

於二零零六年十二月三十一日，賬齡超過一年的預收賬款約為8,781,000元(二零零五年十二月三十一日：12,869,000元)，主要為預收客戶的購貨訂金，鑒於本集團與該等客戶仍保持著合作關係，該款項尚未結清。

(17) 應付股利

	二零零六年 十二月三十一日	二零零五年 十二月三十一日
青島華青財務服務有限公司	—	2,924,318
加拿大EVG企業有限公司-子公司少數股東	—	9,296,650
	—	12,220,968

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(18) 應交稅金

	二零零六年十二月三十一日	二零零五年十二月三十一日
應交企業所得稅	**51,105,789**	68,536,124
應交增值稅	**(4,325,544)**	26,895,041
應交消費稅	**157,851,600**	182,191,824
其他	**21,075,215**	26,522,572
	225,707,060	304,145,561

(19) 其他應交款

	二零零六年十二月三十一日	二零零五年十二月三十一日
教育費附	**4,498,690**	6,272,606
其他	**2,038,545**	3,639,269
	6,537,235	9,911,875

教育費附加費按應繳流轉稅稅額的3%計繳。

(20) 其他應付款

	二零零六年十二月三十一日		二零零五年十二月三十一日	
	金額	比例(%)	金額	比例(%)
一年以內	**869,511,407**	**84.36%**	695,218,805	73.98%
一到二年	**38,488,811**	**3.74%**	38,602,227	4.11%
二到三年	**29,043,912**	**2.82%**	99,685,064	10.61%
三年以上	**93,627,092**	**9.08%**	106,164,424	11.30%
	1,030,671,222	**100.00%**	939,670,520	100.00%

於二零零六年十二月三十一日，其他應付款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

於二零零六年十二月三十一日，賬齡超過三年的其他應付款約為93,627,000元(二零零五年：106,164,000元)，主要為收購子公司時承擔的負債。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(21) 預提費用

	二零零六年 十二月三十一日	二零零五年 十二月三十一日
廣告及促銷費用	**392,346,448**	207,306,536
運輸費用	**19,910,841**	11,727,613
利息費用	**1,666,993**	15,340,833
水電費用	**1,517,985**	3,016,918
房屋租賃	**426,958**	2,601,294
其他	**23,996,477**	40,272,346
	439,865,702	280,265,540

(22) 長期借款及一年內到期的長期借款

	二零零六年 十二月三十一日	二零零五年 十二月三十一日
擔保借款		
— 保證*(a)*	**23,423,028**	28,087,099
信用借款	**32,000,000**	250,000
	55,423,028	28,337,099
減：一年內到期的長期銀行借款		
— 保證*(a)*	**(2,163,708)**	(6,300,713)
— 信用	**—**	(250,000)
	53,259,320	21,786,386

(a) 於二零零六年十二月三十一日，銀行保證借款中有約15,673,000元和7,750,000元分別由北京市發展和改革委員會和中國銀行北京分行提供保證。

二零零六年度，長期借款的年利率為5.51%(二零零五年：4.78%至5.31%)。

上述長期借款中包括外幣借款約合人民幣23,423,000元(外幣原幣約5,796,000丹麥克郎及歐元1,501,000元)。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(23) 股本

每股面值人民幣1元

	二零零六年十二月三十一日		二零零五年十二月三十一日	
	股數	比例(%)	股數	比例(%)
尚未流通股:				
發起人				
其中:國家持有股	—	—	399,820,000	30.56%
境內法人持有股	—	—	53,330,000	4.08%
尚未流通股份合計	—	—	453,150,000	34.64%
有限售條件的流通股:				
國家持有股	**399,820,000**	**30.56%**	—	—
境內法人持股	**17,574,505**	**1.35%**	—	—
無限售條件的流通股:				
境內上市的人民幣普通股	**235,755,495**	**18.02%**	200,000,000	15.29%
境外上市的外資股	**655,069,178**	**50.07%**	655,069,178	50.07%
流通股份合計	**1,308,219,178**	**100.00%**	855,069,178	65.36%
股份總額	**1,308,219,178**	**100.00%**	1,308,219,178	100.00%

請參見附註一有關股權分置改革說明。

(24) 資本公積

	二零零五年十二月三十一日	本年增加	二零零六年十二月三十一日
股本溢價	2,761,471,859	—	**2,761,471,859**
接受捐贈非現金資產準備	12,969,818	—	**12,969,818**
資產評估增值準備	6,312,958	—	**6,312,958**
股權投資準備*(a)*	1,623,714	44,418,280	**46,041,994**
控股子公司獲豁免支付之欠款	14,250,700	5,564,518	**19,815,218**
其他	5,457,937	2,740,289	**8,198,226**
	2,802,086,986	52,723,087	**2,854,810,073**

(a) 本年增加主要系如附註四所述,本年度集團內股權變動而產生的對子公司淨權益享有比例變化部分。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(25) 盈餘公積

	二零零五年十二月三十一日	本年母公司提取	本年子公司提取	本年結轉	**二零零六年十二月三十一日**
法定盈餘公積金	329,146,962	43,940,101	26,627,162	269,923,479	**669,637,704**
法定公益金	269,923,479	—	—	(269,923,479)	**—**
	599,070,441	43,940,101	26,627,162	—	**669,637,704**

根據《中華人民共和國公司法》、本公司章程及董事會的決議，本公司按年度淨利潤(彌補以前年度虧損後)的10%提取法定盈餘公積金，當法定盈餘公積金累計額達到股本的50%以上時，可不再提取。法定盈餘公積金經有關部門批准後可用於彌補虧損，或者增加股本。除了用於彌補虧損外，法定盈餘公積金於增加股本後，其餘額不得少於股本的25%。本公司按二零零六年淨利潤的10%提取法定盈餘公積金43,940,101元(二零零五年：10%等同30,229,948元)。

依照《中華人民共和國公司法》和本公司二零零六年六月二十九日股東大會對本公司章程所作出的修改，自二零零六年一月一日起本公司不再計提法定公益金。因此根據財企[2006]67號文《財政部關於<公司法>施行後有關企業財務問題的通知》，本公司於二零零六年度將法定公益金269,923,479元轉作盈餘公積管理使用。

本公司的子公司亦根據《中華人民共和國公司法》及／或公司章程及董事會決議，按二零零六年度淨利潤的一定比例提取了法定盈餘公積金。本公司對該等盈餘公積按照本公司應享有子公司所有者權益的份額予以計提。

(26) 未分配利潤

	二零零六年十二月三十一日	二零零五年十二月三十一日
年初未分配利潤	**231,303,257**	223,865,647
*加：*本年實現的淨利潤	**434,896,827**	303,958,060
*減：*提取法定盈餘公積 *(附註五(25))*	**(70,567,263)**	(52,857,996)
提取法定公益金 *(附註五(25))*	**—**	(47,429,577)
應付普通股股利 — 股東大會已批准的上年度現金股利	**(209,315,068)**	(196,232,877)
年末未分配利潤	**386,317,753**	231,303,257

根據本公司章程，股利分配按中國會計制度編制的本公司法定賬目及香港財務報告準則編制的本公司報表兩者未分配利潤孰低數額作為分配基礎。

根據二零零六年六月二十九日股東大會的決議，二零零五年按已發行股份1,308,219,178股計算，按每10股向全體股東派發現金股利1.6元，共計209,315,068元。

根據二零零七年四月十九日董事會通過的決議，提議二零零六年按已發行股份1,308,219,178股計算，按每10股向全體股東派發2.2元，共計287,808,219元，上述提案尚需股東大會批准，並未反映在二零零六年度會計報表中。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(27) 主營業務收入及主營業務成本

(a) *按業務分部列示*

由於本集團及本公司之主要業務為生產及銷售啤酒，而其他業務收入均未佔本集團之主營業務收入的10%以上，因此本集團沒有編制按經營業務之分部分析。

(b) *按地區分部列示*

	二零零六年度		二零零五年度	
	主營業務收入	主營業務成本	主營業收入	主營業務成本
青島地區	**4,372,754,342**	**(2,457,411,217)**	3,403,511,674	(1,838,894,542)
山東其他地區	**1,801,606,699**	**(1,285,158,901)**	1,386,302,486	(989,252,779)
華北地區	**2,679,586,138**	**(1,889,426,341)**	2,485,144,407	(1,733,776,476)
華南地區	**3,587,852,263**	**(2,117,647,033)**	3,248,677,479	(2,011,840,400)
出口銷售	**326,746,386**	**(146,966,364)**	266,750,952	(140,866,681)
	12,768,545,828	**(7,896,609,856)**	10,790,386,998	(6,714,630,878)
減：各地區分部間抵銷金額	**(1,091,386,240)**	**1,091,386,240**	(770,529,871)	770,529,871
	11,677,159,588	**(6,805,223,616)**	10,019,857,127	(5,944,101,007)

於二零零六年十二月三十一日，本集團同前五名客戶銷售的收入總額約為834,032,000元，約佔本集團全年銷售收入的7.14%(二零零五年：934,383,000元，佔9.33%)。

(28) 主營業務稅金及附加

	二零零六年度	二零零五年度
消費稅	**1,011,101,056**	883,210,300
城市維護建設稅	**106,275,507**	91,908,127
其他	**54,253,822**	59,499,386
	1,171,630,385	1,034,617,813

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(29) 其他業務利潤

	二零零六年度			二零零五年度		
	其他業務收入	**其他業務支出**	**其他業務(虧損)/利潤**	其他業務收入	其他業務支出	其他業務(虧損)/利潤
材料銷售	**48,884,646**	**(53,479,567)**	**(4,594,921)**	65,048,390	(69,672,243)	(4,623,853)
廢料銷售	**35,348,032**	**(16,327,728)**	**19,020,304**	30,385,765	(11,378,703)	19,007,062
其他	**69,626,590**	**(53,908,123)**	**15,718,467**	59,903,806	(34,548,259)	25,355,547
	153,859,268	**(123,715,418)**	**30,143,850**	155,337,961	(115,599,205)	39,738,756

(30) 財務收入/(費用) — 淨額

	二零零六年度	二零零五年度
利息支出	**(39,473,285)**	(69,326,835)
利息收入	**22,499,150**	16,885,702
匯兌收益 — 淨額	**12,573,958**	28,994,778
遠期外匯收益***	**7,790,982**	9,234,864
其他	**(6,727,558)**	(5,766,873)
	(3,336,753)	(19,978,364)

*** 本集團與銀行簽定遠期外匯合同以對沖美元短期借款的匯率風險,該等遠期外匯合同於交割時所產生的損益直接計入當期損益。於二零零六年十二月三十一日,本集團與銀行簽定的尚未交割的美元遠期外匯合同未產生重大浮動盈虧。

(31) 投資(損失)/收益

	二零零六年度	二零零五年度
年末按權益法調整的被投資公司所有者權益變動數	**1,041,107**	(4,035,718)
債權投資收益	**—**	(156,792)
以成本法核算的被投資公司宣告發放的股利	**2,701,990**	88,800
股權投資差額攤銷	**19,301,722**	(48,727,374)
長期投資減值準備 *(附註五(8)(b))*	**(117,836,520)**	(1,981,000)
股權投資轉讓(損失)/收益	**(1,730,448)**	8,722,398
其他	**(5,087,969)**	7,059,421
	(101,610,118)	(39,030,265)

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

五、 合併會計報表主要項目註釋 *(續)*

(32) 補貼收入

本集團於過去年度進行的某些收購活動中,與有關地方政府達成協議,使部分控股子公司均能享有一定程度的地方財政優惠政策。這些優惠主要為參考控股子公司繳納的各項稅金而給予的財政獎勵。

(33) 營業外收入與支出

	二零零六年度	二零零五年度
營業外收入:		
處置固定資產淨收益	**44,070,415**	13,999,068
罰款收入	**2,190,729**	1,694,402
其他	**4,331,417**	4,719,287
	50,592,561	20,412,757
營業外支出:		
固定資產減值準備 *(附註五(9))*	**180,208,404**	141,545,443
無形資產減值準備	**14,789,627**	—
處置固定資產淨損失	**6,483,862**	9,376,467
賠償金及違約金	**2,084,344**	1,065,973
其他	**8,703,680**	8,795,040
	212,269,917	160,782,923

(34) 支付的其他與經營活動有關的現金

	二零零六年度
廣告費用	**308,120,428**
營銷推廣費用	**259,817,217**
運輸費用	**462,762,749**
行政費用	**273,938,779**
其他	**772,218,393**
	2,076,857,566

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

六、 母公司會計報表主要項目註釋

(1) 應收賬款

	二零零六年十二月三十一日	二零零五年十二月三十一日
應收賬款	**126,595,232**	146,678,345
減：壞賬準備	**(59,255,652)**	(59,512,155)
	67,339,580	87,166,190

應收賬款賬齡及相應的壞賬準備分析如下：

	二零零六年十二月三十一日			二零零五年十二月三十一日		
賬齡	金額	比例(%)	壞賬準備	金額	比例(%)	壞賬準備
一年以內	**46,669,017**	**36.86%**	**—**	63,987,079	43.62%	(5,201)
一到二年	**4,051,574**	**3.20%**	**(2,025,787)**	30,926,108	21.08%	(28,454,019)
二到三年	**29,641,720**	**23.42%**	**(26,729,558)**	8,259,928	5.63%	(2,547,705)
三年以上	**46,232,921**	**36.52%**	**(30,500,307)**	43,505,230	29.67%	(28,505,230)
	126,595,232	**100.00%**	**(59,255,652)**	146,678,345	100.00%	(59,512,155)

於二零零六年十二月三十一日，應收賬款中無應收持有本公司5%(含5%)以上表決權股份的股東的欠款。

於二零零六年十二月三十一日，應收賬款前五名債務人欠款金額合計約為100,697,000元(二零零五年：108,389,000元)，佔應收賬款總額的59.53%(二零零五年：57.28%)。

(2) 其他應收款

	二零零六年十二月三十一日	二零零五年十二月三十一日
其他應收款	**380,962,585**	218,646,896
減：壞賬準備	**(28,306,629)**	(32,619,308)
	352,655,956	186,027,588

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

六、 母公司會計報表主要項目註釋(續)

(2) 其他應收款(續)

其他應收款賬齡及相應的壞賬準備分析如下：

	二零零六年十二月三十一日			二零零五年十二月三十一日		
賬齡	金額	比例(%)	壞賬準備	金額	比例(%)	壞賬準備
一年以內	**200,635,745**	**52.67%**	**(772)**	40,313,220	18.44%	(117,313)
一到二年	**2,337,751**	**0.61%**	**(659,822)**	989,939	0.45%	(437,916)
二到三年	**832,053**	**0.22%**	**(1,907,233)**	5,721,073	2.62%	(1,537,239)
三年以上	**177,157,036**	**46.50%**	**(25,738,802)**	171,622,664	78.49%	(30,526,840)
	380,962,585	**100.00%**	**(28,306,629)**	218,646,896	100.00%	(32,619,308)

於二零零六年十二月三十一日，其他應收款中無應收持有本公司5%(含5%)以上表決權股份的股東的欠款。

於二零零六年十二月三十一日，其他應收款前五名債務人欠款金額合計約為234,821,000元(二零零五年：127,363,000元)，佔其他應收款總額的61.64%(二零零五年：58.25%)。

(3) 長期股權投資及短期投資

(a) 長期股權投資

	二零零五年十二月三十一日	本年增加	本年減少	二零零六年十二月三十一日
長期股權投資				
子公司	1,864,856,679	504,033,243	(592,880,627)	**1,776,009,295**
聯營企業	9,136,619	3,535,777	(2,077,625)	**10,594,771**
股權投資差額	(49,277,158)	26,905,560	(22,348,559)	**(44,720,157)**
其他	17,291,364	—	(7,300,000)	**9,991,364**
	1,842,007,504	534,474,580	(624,606,811)	**1,751,875,273**
長期股權投資減值準備	(13,504,300)	—	7,000,000	**(6,504,300)**
	1,828,503,204	534,474,580	(617,606,811)	**1,745,370,973**

(b) 短期投資

短期投資系本公司通過銀行向子公司發放的委託貸款，無抵押且無固定還款期，利率根據各合同規定計算(附註六(5)(a))。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

六、 母公司會計報表主要項目註釋 *(續)*

(4) 主營業務收入及主營業務成本

	二零零六年度		二零零五年度	
	主營業務收入	主營業務成本	主營業務收入	主營業務成本
啤酒銷售	**4,548,142,750**	**(2,671,141,323)**	3,526,569,405	(1,985,199,659)

於二零零六年度,本公司向前五名客戶銷售的收入總額約為359,442,000元,約佔本公司全年銷售收入的7.90%(二零零五年度:約458,642,000元;約佔13.01%)。

(5) 投資(損失)/收益

	二零零六年度	二零零五年度
委託貸款收益	**55,122,538**	32,517,688
年末按權益法調整的被投資公司權益的淨增加額	**(83,696,883)**	87,913,929
股權投資差額攤銷	**26,905,560**	11,841,737
股權投資轉讓收益	**13,839,662**	7,094,190
委託貸款減值準備*(a)*	**(66,197,872)**	(227,521,042)
長期投資減值準備	**(22,348,559)**	(48,596,712)
	(76,375,554)	(136,750,210)

(a) 由於本公司投資的部分子公司已資不抵償,因此,本公司對該等子公司的委託貸款計提了相應的減值準備。該減值準備的計提額以該等公司的淨負債額為限。

七、 關聯方關係及其交易

(1) 存在控制關係的關聯方

本公司子公司情況詳見附註四。

(2) 存在控制關係的關聯方的註冊資本及其變化

本年度存在控制關係的關聯方的註冊資本及其變化請見附註四(c)。

(3) 存在控制關係的關聯方所持股份或權益及其變化

除本集團所持魯中營銷公司、濰坊公司、日照公司、平原公司、西南營銷公司、瀘州公司、重慶公司、東南營銷公司、漳州公司、廈門公司、福州公司、郴州公司和甘肅農墾的權益變動外,受本公司控制的其他子公司的股份或權益於本年度內無變動,詳見附註四(a)&(b)。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

七、 關聯方關係及其交易 *(續)*

(4) 不存在控制關係的關聯方的性質：

關聯企業名稱	與本公司的關係
青啤集團公司	主要投資者之一
青島啤酒實業有限公司	部分相同董事及相同大股東
青島啤酒房地產有限公司	部分相同董事及相同大股東
青島啤酒工程有限公司	部分相同董事及相同大股東
青島啤酒物業管理有限公司*(i)*	部分相同董事及相同大股東
青島啤酒廣告傳播有限公司	部分相同董事及相同大股東
青島啤酒物資經營有限公司*(ii)*	部分相同董事及相同大股東
A-B公司	主要投資者之一
(香港)青島飲品有限公司(「青島飲品」)*(iii)*	原與控股子公司部分董事相同
青華國際*(iv)*	聯營公司
北京青島啤酒銷售有限責任公司	聯營公司
青島啤酒(廣州)總經銷有限公司(「廣州總經銷」)	聯營公司
遼寧沈青	聯營公司
招商物流	聯營公司
青島啤酒歐洲進出口有限公司	聯營公司
青島啤酒朝日飲品有限公司	聯營公司
青島啤酒澳洲有限公司(青啤澳洲)*(v)*	部分相同董事

(i) 該公司已於二零零六年十二月五日註銷。

(ii) 該公司已於二零零六年七月十日註銷。

(iii) 於二零零四年度，青島飲品因與控股子公司的部分董事相同而成為本集團的關聯方。於二零零五年三月二十一日，該董事辭去了青島飲品董事一職，因此，於二零零五年末青島飲品已不再與本集團存在關聯關係。

(iv) 於二零零六年九月十八日之前，青華國際系本集團的聯營公司。於二零零六年九月十八日，本集團將持有的對青華國際50%的股權轉讓給該公司另一第三方股東，因此，於二零零六年末，青華國際已不再與本集團存在關聯關係。

(v) 於二零零六年十月八日之前，青啤澳洲因與本集團有部分相同董事而成為本集團的關聯方。於二零零六年十月八日，該董事不再為青啤澳洲的董事，因此，於二零零六年末，青啤澳洲已不再與本集團存在關聯關係。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

七、 關聯方關係及其交易 *(續)*

(5) 關聯交易

(a) *定價政策*

本集團銷售予關聯方的產品及從關聯方采購之貨物以雙方協議價作為定價基礎。

	二零零六年度	二零零五年度
***(b)* 銷售貨物:**		
遼寧沈青	**166,131,556**	169,651,027
青島啤酒歐洲進出口有限公司	**79,426,630**	88,720,087
青華國際(二零零六年九月十八日前)	**4,716,191**	6,208,114
青啤澳洲(二零零六年十月8日前)	**2,298,521**	2,562,858
青島啤酒實業有限公司	**—**	583,872
青島啤酒工程有限公司	**—**	32,752
青島飲品(二零零五年三月二十一日前)	**—**	17,002,381
青島啤酒廣告傳播有限公司	**898,061**	—
	253,470,959	284,761,091

	二零零六年度	二零零五年度
***(c)* 采購貨物:**		
青華國際(二零零六年九月十八日前)	**94,504,158**	111,333,127
青啤澳洲(二零零六年十月8日前)	**91,143,806**	52,024,607
青島啤酒朝日飲品有限公司	**439,151**	—
	186,087,115	163,357,734

	二零零六年度	二零零五年度
***(d)* 為本集團提供設備安裝工程服務:**		
青島啤酒工程有限公司	**3,788,476**	1,730,000

	二零零六年度	二零零五年度
***(e)* 為本集團提供物流服務(包括代墊款項):**		
青島啤酒招商物流有限公司	**219,272,547**	143,577,315

上述物流服務的定價基礎為雙方協議價。

	二零零六年度	二零零五年度
***(f)* 為本集團借款提供的擔保:**		
青啤集團公司	**—**	4,344,000

青啤集團公司未向本集團就上述擔保收取費用

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

七、 關聯方關係及其交易 *(續)*

(5) 關聯交易 *(續)*

(g) *為本集團債權人提供擔保：*

	二零零六年度	二零零五年度
青啤集團公司(i)	—	40,892,810

(i) 於二零零二年三月，青啤集團公司為世紀新科和廣州總經銷共同承擔的應付本公司欠款的還款計劃提供了約105,000,000元的擔保。按還款計劃世紀新科二零零五年應償還本集團人民幣15,000,000，實際支付人民幣10,000,000元。二零零六年三月，青啤集團公司履行其擔保義務，代世紀新科支付了剩餘應還的款項人民幣5,000,000元。

另請見附註五(3)(b)有關說明。

(h) *向關聯方提供擔保*

	二零零六年度	二零零五年度
青島青啤朝日飲品有限公司	**16,000,000**	24,000,000

(i) *關鍵管理人員報酬*

	二零零六年度	二零零五年度
工資及其他薪金	**3,210,000**	3,451,000
社會保險	**242,000**	217,000
	3,452,000	3,668,000

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

七、 關聯方關係及其交易 *(續)*

(6) 關聯方應收、應付款項餘額

(a) *應收賬款及長期應收款*

	二零零六年十二月三十一日	二零零五年十二月三十一日
廣州總經銷 *(附註五3(b))*	**57,560,810**	62,560,810
青島啤酒歐洲進出口有限公司	**20,930,945**	20,694,312
北京青島啤酒銷售有限責任公司	**11,245,784**	11,245,784
青島啤酒貿業有限公司	**336,880**	286,500
青華國際	**1,611,099**	1,266,174
青啤澳洲	**545,375**	700,094
	92,230,893	96,753,674

(b) *其他應收款*

	二零零六年十二月三十一日	二零零五年十二月三十一日
招商物流	**5,051,572**	9,994,019
青島啤酒物資經營有限公司	**—**	2,938,525
青島啤酒房地產有限公司	**—**	1,181,238
青島啤酒廣告傳播有限公司	**22,088**	1,001,029
青島啤酒貿業有限公司	**574,903**	616,377
青島啤酒工程有限公司	**357,033**	28,524
青島啤酒物業管理有限公司	**—**	25,905
	6,005,596	15,785,617

(c) *預收賬款*

	二零零六年十二月三十一日	二零零五年十二月三十一日
遼寧沈青	**360,881**	5,047,083

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外，金額單位為人民幣元)

七、 關聯方關係及其交易 *(續)*

(6) 關聯方應收、應付款項餘額 *(續)*

(d) *應付賬款*

	二零零六年十二月三十一日	二零零五年十二月三十一日
青島啤酒廣告傳播有限公司	—	71,438
青島啤酒實業有限公司	**21,246**	21,246
青島啤酒工程有限公司	**8,910**	5,470
青島飲品	—	4,855
青島啤酒朝日飲品有限公司	**20,405**	66,955
	50,561	169,964

(e) *其他應付款*

	二零零六年十二月三十一日	二零零五年十二月三十一日
青島啤酒招商物流有限公司	**377,776**	2,145,158
青島啤酒工程有限公司	**487,926**	525,369
青啤集團公司	**35,193**	15,123
青島啤酒實業有限公司	**8,000**	8,000
青島啤酒物業管理有限公司	—	3,700
青島啤酒廣告傳播有限公司	**209,250**	—
	1,118,145	2,697,350

(f) 於二零零三年十月，香港公司與A-B公司簽定一份借款協議。根據該協議，A-B公司借款美元15,000,000元(折合人民幣117,130,500元)予香港公司。該借款的年利率為1%，無抵押，還款期為5年。本公司已為該借款之償還提供擔保。

(g) *向本集團貸款*

	二零零六年十二月三十一日	二零零五年十二月三十一日
青啤集團公司	**65,000,000**	65,000,000

上述貸款系青啤集團公司通過銀行發放給揚州公司的委託貸款，該貸款無抵押，利率為5.04% — 5.51%。本年度共向青啤集團公司支付利息約3,248,000元(二零零五年：2,996,000元)。

除上述(6)(a)所述廣州總經銷應收賬款及(f), (g)所述的長期應付款及借款，本集團與其他關聯企業的往來賬款均無擔保及無固定還款期，亦無須計提利息。

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

八、 或有負債

(a) 根據國務院及青島市政府於一九九八年頒布有關住房制度改革的政策,取消了原有福利性實物分房政策,以住房分配貨幣化補貼形式補償符合資格的職工的住房福利。於二零零六年十二月三十一日,本集團及本公司仍未完成該等計劃的制訂,而本集團及本公司亦未向職工宣佈任何有關住房分配貨幣化補貼的計劃。經咨詢律師意見後,董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠依據要求本集團及本公司為此作出撥備。

(b) 截止二零零六年十二月三十一日,本公司的子公司青島啤酒第五有限公司為青島青啤朝日飲品有限公司的16,000,000元銀行借款提供了保證,借款期限自二零零六年七月十六日至二零零七年七月十五日止。

九、 承諾事項

(a) 資本性承諾事項

以下為於資產負債表日,已簽約而尚不必在會計報表上確認的資本支出承諾:

	二零零六年十二月三十一日	二零零五年十二月三十一日
建築工程	**132,069,451**	39,114,062

(b) 對外投資及其他承諾事項

	二零零六年十二月三十一日	二零零五年十二月三十一日
投資及收購企業	**119,658,923**	264,730,000

(c) 經營租賃承諾事項

根據已簽訂的不可撤銷的經營性租賃合同,未來最低應支付租金匯總如下:

	二零零六年十二月三十一日	二零零五年十二月三十一日
一年以內	**342,720**	1,660,319

會計報表附註

(按中國會計準則編制)
二零零六年度(除特別註明外,金額單位為人民幣元)

十、 資產負債表日後事項

中國企業所得稅法變化

全國人民代表大會於二零零七年三月十六日通過了《中華人民共和國企業所得稅法》(「新所得稅法」),新所得稅法將自二零零八年一月一日起施行。

由於計算遞延所得稅資產和遞延所得稅負債所使用的稅率為預期收回該資產或清償該負債期間適用的稅率,因此,上述新所得稅法所導致的適用稅率變動將影響本公司的遞延所得稅資產和負債的賬面餘額。截至本會計報表批准報出日,實施新所得稅法的具體辦法尚未頒布,關於二零零八年以後的未來期間的適用稅率、應納稅所得額的計算、具體的稅收優惠政策、稅收優惠政策的過渡辦法等的具體規定尚未明確,因此,本公司尚無法合理估計新所得稅法的實施對本公司遞延所得稅資產和遞延所得稅負債的賬面餘額產生的影響。本公司將在上述具體辦法及其他相關規定頒布後,進一步評價新所得稅法對本公司未來期間的經營結果和財務狀況的影響。

惟本集團確認之遞延稅項資產中大部份為二零零六年度未能於稅前抵扣之預提費用,本集團管理層相信該等影響將於二零零七年度轉回。因此上述稅率變化不會對該部份遞延稅項資產造成重大影響。至於遞延稅項資產中由資產減值準備產生部分計人民幣9,395,000元,假設自二零零八年一月一日起,本集團各納稅實體均適用25%稅率,則上述遞延稅項資產將需另行確認人民幣5,954,000元。

十一、 扣除非經常性損益後的淨利潤

	二零零六年度	二零零五年度
淨利潤	**434,896,827**	303,958,060
加/(減):非經常性損益項目		
— 處置長期股權投資和固定資產產生的淨收益	**(35,856,104)**	(13,344,999)
— 政府補貼	**(66,042,782)**	(74,859,478)
— 營業外收入(不包括處置固定資產收益)	**(6,522,146)**	(6,413,689)
— 營業外支出(不包括處置固定資產損失和正常情況下計提的固定資產減值準備)	**10,788,022**	9,861,015
— 以前年度已計提各項減值準備的轉回	**—**	(777,668)
	337,263,817	218,423,241
非經常性損益的所得稅影響數	**14,927,778**	28,470,795
扣除非經常性損益後的淨利潤	**352,191,595**	246,894,036

公司資料 Company Information

1. 中文名稱：青島啤酒股份有限公司

2. 法定代表人：李桂榮

3. 董事會秘書：袁璐
證券事務代表：張瑞祥
聯繫地址：青島市香港中路
五四廣場
青啤大廈
1720室
董事會秘書室
郵政編碼：266071
電話：86-532-85713831
傳真：86-532-85713240
電子信箱：secretary@tsingtao.com.cn

4. 註冊地址：山東省青島市登州路56號
辦公地址：山東省青島市香港中路
五四廣場青啤大廈
公司網址：www.tsingtao.com.cn
電子信箱：info@tsingtao.com.cn

5. 公司股票上市交易所：

A股：上海證券交易所
股票簡稱：青島啤酒
代碼：600600
H股：香港聯合交易所
股票簡稱：青島啤酒
代碼：0168

6. 未上市股票託管機構：
中國證券登記結算有限責任公司上海分公司

7. 會計師事務所：
(1) 羅兵咸永道會計師事務所，地址為香港中環太子大廈22樓
(2) 普華永道中天會計師事務所有限公司，地址為上海市湖濱路202號普華永道中心11樓

8. 法律顧問：
(1) 孖士打律師行，地址為香港中環遮打道十號太子大廈十六至十九樓
(2) 北京市海問律師事務所，地址為北京市朝陽區東三環北路2號北京南銀大廈1711室

1. English Name: Tsingtao Brewery Company Limited

2. Legal Representative: LI Gui Rong

3. Secretary to the Board: YUAN Lu
Representative for Securities Affairs: ZHANG Rui Xiang

Address:	Secretaries' Office to the Board of Directors Room 1720 Tsingtao Beer Tower May Fourth Square Hong Kong Road Central, Qingdao
Postal Code:	266071
Tel:	86-532-85713831
Fax:	86-532-85713240
E-mail:	secretary@tsingtao.com.cn

4.

Registered Address:	No. 56, Dengzhou Road, Qingdao, Shandong Province
Business Address:	Tsingtao Beer Tower, May Fourth Square Hong Kong Road Central, Qingdao Shandong Province
Company Website:	www.tsingtao.com.cn
E-mail:	info@tsingtao.com.cn

5. Stock Exchanges on which the Company's shares are listed:

A share: Shanghai Stock Exchange
Stock Name: 青島啤酒
Stock Code: 600600
H share: The Stock Exchange of Hong Kong Limited
Stock Name: TSINGTAO BREW
Stock Code: 0168

6. Custodian of unlisted shares:
China Securities Depository and Clearing Corporation Limited, Shanghai Branch

7. Auditors
(1) PricewaterhouseCoopers at 22/F Prince's Building, Central, Hong Kong
(2) PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company at 11/F PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai

8. Legal advisers:
(1) Johnson Stokes & Master at 16th to 19th Floors, Prince's Building, 10 Chater Road, Central, Hong Kong
(2) Haiwen & Partners at Unit 1711, Beijing Silver Tower, No. 2, Dong San Huan North Road, Chaoyang District, Beijing

Beijing 2008

TSINGTAO
青島啤酒
北京2008年奧運會贊助商

2006
ANNUAL REPORT
年度報告

青島啤酒股份有限公司
TSINGTAO BREWERY CO., LTD.

END